File ~~#82-34836~~

82-34863

ASC
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FAIRBORNE ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated October 12, 2006.

DATED at Calgary, Alberta this October 12, 2006

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 01001801

dlw 11/15

File #82-34836

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Fairborne Energy Trust

Receipt for a Preliminary Short Form Prospectus dated **October 12, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **12th** day of **October, 2006**.

"Donna M. Gouthro"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1001801

UNDERWRITING AGREEMENT

October 5, 2006

Fairborne Energy Trust
Fairborne Energy Ltd.
3400, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: **Mr. Steven R. VanSickle**
President and Chief Executive Officer

Dear Sirs:

Re: Offering of 6.50% Convertible Unsecured Subordinated Debentures of Fairborne Energy Trust

RBC Dominion Securities Inc., Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**") understand that Fairborne Energy Trust ("**Fairborne**" or the "**Trust**") proposes to issue and sell 87,500 convertible unsecured subordinated debentures of the Trust (generally, the "**Debentures**" and, in respect of those 87,500 convertible unsecured subordinated debentures, the "**Firm Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 6.50% per annum, payable semi-annually on June 30 and December 31 of each year commencing June 30, 2007, and a maturity date of December 31, 2011 (the "**Maturity Date**").

The Debentures shall be convertible into Trust Units (as defined herein) at a conversion price of $13.50 per Trust Unit at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined herein).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Debentures at the Closing Time in the respective percentages set forth in section 18 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the purchase price of $1,000 per Firm Debenture, for an aggregate purchase price of $87,500,000.

The Trust hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase from the Trust, at the Underwriters' election, up to 12,500 additional Debentures (the "**Over-Allotment Debentures**") exercisable, in whole or in part from time to time, not later than the 30th day following the Closing Date (as defined herein), upon notice in writing provided to the Trust for the purpose of covering the Over-Allocation Position (as defined herein). In the

event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Debentures as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell such number of Over-Allotment Debentures to the Underwriters at the purchase price of $1,000 per Over-Allotment Debenture (plus accrued interest from the Closing Date to the Additional Closing Date (as defined herein)).

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Additional Closing Date**" and "**Additional Closing Time**" have the meanings ascribed thereto in subsection 13(b);

(c) "**Administration Agreement**" means the administration agreement dated as of May 25, 2005 between the Trustee and Fairborne Energy pursuant to which Fairborne Energy provides certain administrative and advisory services in connection with the Trust;

(d) "**Arrangement**" means the plan of arrangement involving, among others, the Trust, Fairborne Energy, Fairborne ExchangeCo and Fairquest completed on June 1, 2005 under the provisions of Section 193 of the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Fairborne Energy;

(e) "**AIF**" means the annual information form of the Trust dated March 28, 2006;

(f) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(g) "**ASC**" means the Alberta Securities Commission;

(h) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(i) "**Case Sub**" means Case Sub ULC, a corporation duly incorporated under the ABCA and a wholly-owned subsidiary of Fairborne Energy;

(j) **"Closing Date"** means October 31, 2006 or such other date as the parties hereto may agree;

(k) **"Closing Time"** means 6:15 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(l) **"Debenture Trust Indenture"** means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada, governing the terms and conditions of the Debentures;

(m) **"distribution"** means **"distribution"** or **"distribution to the public"**, as the case may be, as defined under the Applicable Securities Laws and **"distribute"** has a corresponding meaning;

(n) **"Documents"** means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Trust Financial Statements;

(iii) the Trust's management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2005;

(iv) the Trust's management's discussion and analysis of the financial condition and results of operations of the Trust for the six months ended June 30, 2006;

(v) the Information Circular - Proxy Statement of the Trust dated March 17, 2006 in connection with the annual meeting of unitholders of the Trust held on April 26, 2006; and

(vi) the material change report of the Trust dated October 10, 2006 with respect to the offering of the Debentures;

(o) **"Exchange"** means the Toronto Stock Exchange;

(p) **"Exchangeable Shares"** means the exchangeable shares in the capital of Fairborne Energy, such shares having the attributes described in the AIF;

(q) **"Fairborne ExchangeCo"** means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

(r) **"Fairborne Energy"** means Fairborne Energy Ltd., a corporation amalgamated under the ABCA and the administrator of and, other than the Exchangeable Shares, a wholly-owned subsidiary of the Trust;

(s) **"Fairquest"** means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

(t) **"FP Partnership"** means Fairborne Pivotal Production Partnership, an Alberta general partnership of which the partners are Fairborne Energy and Case Sub;

(u) **"GLJ"** means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(v) **"GLJ Report"** means the independent engineering evaluation of crude oil, natural gas liquids and natural gas reserves of the Trust (other than those evaluated in the Sproule Report) prepared by GLJ dated February 21, 2006 and effective December 31, 2005;

(w) **"Material Agreements"** means, collectively, the Trust Indenture, the Debenture Trust Indenture, the Administration Agreement, the Technical Services Agreement, the Support Agreement, the Voting and Exchange Trust Agreement, the Notes and the Note Indenture;

(x) **"material change"**, **"material fact"** and **"misrepresentation"** shall have the meanings ascribed thereto under the Applicable Securities Laws;

(y) **"MRRS Procedures"** means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(z) **"NAEI"** means North American Explorers Inc., a corporation duly incorporated under the laws of Wyoming and an indirect wholly-owned subsidiary of Fairborne Energy;

(aa) **"NI 44-101"** means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(bb) **"Note Indenture"** means the note indenture relating to the issuance of the Notes;

(cc) **"Notes"** means the unsecured, subordinated promissory notes of Fairborne Energy issued to the Trust;

(dd) **"Offered Debentures"** means, collectively, the Firm Debentures and the Over-Allotment Debentures;

(ee) "**Over-Allocation Position**" means the amount by which the total number or principal amount of the Debentures that are subject to offers to purchase received by all Underwriters contemplated hereby exceeds the 87,500 Debentures that the Underwriters have agreed to purchase hereunder;

(ff) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated October 12, 2006 and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(gg) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(hh) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ii) "**Public Record**" means all information filed by or on behalf of the Trust and Fairborne Energy with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(jj) "**Qualifying Provinces**" means each of the provinces of Canada;

(kk) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ll) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this agreement;

(mm) "**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

(nn) "**Sproule**" means Sproule Associates Limited, independent oil and natural gas reservoir engineers, Calgary, Alberta;

(oo) "**Sproule Report**" means the independent engineering evaluation of the coal bed methane reserves of the Trust prepared by Sproule dated March 20, 2006 and effective December 31, 2005;

(pp) "**subsidiary**" has the meaning assigned thereto in the ABCA and, in respect of the Trust or Fairborne Energy, includes the Trust Subsidiaries;

(qq) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(rr) "**Support Agreement**" means the support agreement dated June 1, 2005 between the Trust, Fairborne Energy and Fairborne ExchangeCo Ltd.;

(ss) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(tt) "**Technical Services Agreement**" means the technical services agreement dated May 30, 2005 between Fairborne Energy and Fairquest, pursuant to which Fairborne Energy provides certain services to Fairquest;

(uu) "**Trust**" or "**Fairborne**" means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references in this agreement to the "**Trust**" or "**Fairborne**", unless the context otherwise requires, are references to Fairborne Energy Trust, its predecessors, and its subsidiaries;

(vv) "**Trust Engineering Report**" means, collectively, the GLJ Report and the Sproule Report;

(ww) "**Trust Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the report of the Trust's auditors thereon and the notes thereto;

(ii) the unaudited interim comparative consolidated financial statements of the Trust as at and for the six months ended June 30, 2006 and 2005, together with the notes thereto;

(xx) "**Trust Fund**" has the meaning ascribed thereto in the Trust Indenture;

(yy) "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 between the Trustee and Fairborne Energy, pursuant to which the Trust was created, as amended and restated as of May 25, 2005 and as may be amended from time to time;

(zz) "**Trust Subsidiaries**" means, collectively, Fairborne Energy, Fairborne ExchangeCo, Case Sub and FP Partnership;

(aaa) **"Trust Units"** means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(bbb) **"Trustee"** means Computershare Trust Company of Canada and its successors, as trustee of the Trust;

(ccc) **"Trust's auditors"** means KPMG LLP, chartered accountants, Calgary, Alberta;

(ddd) **"Trust's counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(eee) **"Underwriters' counsel"** means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

(fff) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement relating to the Exchangeable Shares dated June 1, 2005 between the Trust, Fairborne Energy, Fairborne ExchangeCo and Computershare Trust Company of Canada.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Debentures, the Trust agrees to pay the Underwriters: (a) at the Closing Time a fee of $40.00 per Firm Debenture for each Firm Debenture purchased (being an aggregate amount of $3,500,000); and (b) at the Additional Closing Time a fee of $40.00 per Over-Allotment Debenture purchased (being an aggregate amount of $500,000 if the Over-Allotment Option is exercised in full), all such fees being payable from the general funds of the Trust.

The foregoing fees (the **"Underwriting Fee"**) may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Debentures and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified

prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Debentures.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on October 12, 2006, have:

(A) prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(B) obtained from the ASC a preliminary MRRS decision document, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province (except that such document may be received on October 13, 2006 provided it is dated October 12, 2006);

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions but not later than October 24, 2006 (or such later date as may be agreed to in writing by the Trust, Fairborne Energy and the Underwriters), have:

(A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained from the ASC a final MRRS decision document, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iii) until the completion of the distribution of the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Debentures for distribution or, in the event that the Offered Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Debentures for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Debentures for distribution to the public in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Trust's auditors, dated the date of the Prospectus, addressed to the Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the

documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and Fairborne Energy, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof; and

(ii) an opinion from the Trust's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subsection 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and 4(b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing

of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both the English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Offered Debentures, the Trust and Fairborne Energy will promptly inform the Underwriters in writing of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or its subsidiaries, taken as a whole, or affecting the ability of Fairborne Energy to manage the Trust or its subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence or discovery of any material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Fairborne Energy is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this section has occurred, the Trust or Fairborne Energy shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Debentures, the Trust and Fairborne Energy will promptly inform the Underwriters in writing of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Fairborne Energy or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Fairborne Energy of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Debentures.

(c) The Trust and Fairborne Energy will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Trust and Fairborne Energy will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Fairborne Energy shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters

with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Fairborne Energy;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

7. Representations and Warranties of the Trust and Fairborne Energy

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Fairborne Energy (and each of the Trust and Fairborne Energy hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust and the Offered Debentures;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust or its subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in subsection 7(a) hereof, each of the Trust and Fairborne Energy jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta, having Computershare Trust Company of Canada as its duly appointed trustee, and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Fund;

(ii) each of the Trust Subsidiaries has been duly incorporated or in the case of the non-corporate subsidiaries formed, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation or partnership, as applicable, and has all requisite corporate, trust formation authority, as applicable, and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of the Trust Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Fund in each jurisdiction where it carries on such activities;

(iv) except as described in the Prospectuses, neither the Trust nor Fairborne Energy has any subsidiaries (other than NAEI, which does not have any material assets) and neither the Trust nor Fairborne Energy is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Fund and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the knowledge of the Trust and Fairborne Energy, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 35% of the issued and outstanding Trust Units as at June 30, 2006;

(vii) all of the issued and outstanding securities and equity and voting interests, as the case may be, in the capital of the Trust Subsidiaries are fully paid and non-assessable and legally and/or beneficially owned, other than the Exchangeable Shares, directly or indirectly by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of Fairborne Energy) and, other than the Exchangeable Shares, no person holds any securities convertible into or exchangeable for issued or unissued securities of the Trust Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the acquisition of any unissued or issued securities of the Trust Subsidiaries;

(viii) the Trust has full power and authority to issue the Offered Debentures and the Trust Units issuable upon conversion, redemption or at maturity of the Offered Debentures and to grant the Over-Allotment Option and, at the Closing Time, the Firm Debentures and the Trust Units issuable upon conversion, redemption or at maturity of the Firm Debentures and, if applicable, at the Additional Closing Time, the Over-Allotment Debentures and the Trust Units issuable upon conversion, redemption or at maturity of the Over-Allotment Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Debenture Trust Indenture and the Trust Indenture, as applicable, and, upon receipt of the purchase price therefor, the Offered Debentures will be duly and validly issued as fully paid and upon issuance of the Trust Units issuable upon conversion, redemption or at maturity of the Offered Debentures in accordance with the Debenture Trust Indenture and the Trust Indenture, as applicable, the Trust Units will be duly and validly issued as fully paid and non-assessable;

(ix) neither the Trust nor Fairborne Energy is in default or breach of, and the execution and delivery of, and the performance of and compliance with

the terms of this agreement or, at closing, the Debenture Trust Indenture by the Trust and Fairborne Energy or any of the transactions contemplated hereby or thereby do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (i) the Trust Indenture, (ii) any term or provision of the articles, by-laws or constating documents of Fairborne Energy, as applicable, (iii) any resolutions of the unitholders of the Trust or the directors (or any committee thereof) or shareholders of Fairborne Energy, as applicable, (iv) or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust or Fairborne Energy is a party or by which either of the Trust or Fairborne Energy is bound, or (v) any judgment decree, order, statute, rule or regulation applicable to the Trust or Fairborne Energy, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or Fairborne Energy (on a consolidated basis) or their respective properties, assets or subsidiaries (taken as a whole);

(x) each of the Trust and Fairborne Energy has full trust or corporate power and authority to enter into this agreement and the Debenture Trust Indenture and to perform its obligations set out herein and therein and this agreement has been and, at the Closing Time, the Debenture Trust Indenture will be duly authorized, executed and delivered by the Trust and Fairborne Energy and this agreement is and, at the Closing Time, the Debenture Trust Indenture will be a legal, valid and binding obligation of the Trust and Fairborne Energy enforceable against the Trust and Fairborne Energy in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and the Trust Subsidiaries (taken as a whole) from the position set forth in the Trust Financial Statements except as contemplated by or disclosed in the Prospectuses and there has not been any adverse material change in

the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust and the Trust Subsidiaries (taken as a whole) since June 30, 2006 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust and the Trust Subsidiaries (on a consolidated basis) which have not been disclosed in the Prospectuses;

(xii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and the Trust Subsidiaries (on a consolidated basis) as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and the Trust Subsidiaries (on a consolidated basis) as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Fairborne Energy in connection with the sale and delivery of the Offered Debentures or the Trust Units issuable upon the conversion or redemption of the Offered Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xiv) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Fairborne Energy are aware) threatened against or affecting the Trust or the Trust Subsidiaries at law or in equity or before or by any federal provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust and the Trust Subsidiaries (on a consolidated basis) or their respective properties or assets (taken as a whole) or which affects or may affect the distribution of the Offered Debentures or the Trust Units issuable on the conversion or redemption of the Offered Debentures;

(xv) each of the Trust and the Trust Subsidiaries has conducted and is conducting its business in all material respects in compliance with all

applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party (except where the failure to so conduct its business or to hold such licenses, registrations or qualifications would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries and their respective properties and assets (taken as a whole));

(xvi) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and each of the Trust Subsidiaries as is a party thereto, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust and the Trust Subsidiaries, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust or Fairborne Energy is aware of any default or breach of a material nature under any such Material Agreements by any other party thereto;

(xvii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xviii) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 47,655,892 Trust Units and one Special Voting Unit are issued and outstanding;

(xix) no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant,

option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust except for (a) as disclosed in the Public Record, (b) Trust Units issuable on exercise of rights granted pursuant to the Trust's restricted unit and performance unit incentive plan; and (c) any Trust Units that may be issued from time to time pursuant to the Exchangeable Shares;

(xx) no Securities Commission, the Exchange, or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Fairborne Energy are aware) threatened;

(xxi) Computershare Trust Company of Canada at its principal office in the cities of Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units and will, on the Closing Date, be the duly appointed trustee under the Debenture Trust Indenture, and, at its principal office in the cities of Calgary, Alberta and Toronto, Ontario will be the duly appointed registrar and transfer agent of the Trust with respect to the Offered Debentures;

(xxii) the minute books of the Trust and the Trust Subsidiaries are true and correct and at the Closing Date will contain the minutes (either executed or in draft form) of all meetings and all resolutions of the directors, shareholders and unitholders of the Trust and the Trust Subsidiaries, as applicable;

(xxiii) other than as provided for in this agreement, neither the Trust nor any of the Trust Subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxiv) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Offered Debentures and the Trust Units issuable on the conversion, redemption or at maturity of the Offered Debentures will, prior to closing, be conditionally approved for listing on the Exchange upon the Trust complying with the usual conditions imposed by the Exchange with respect thereto;

(xxv) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Ontario and Québec within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxvi) the Trust is in compliance in all material respects with the current listing and corporate governance requirements of the Exchange;

(xxvii) the definitive form of certificate for the Trust Units is, and the definitive form of certificate for the Offered Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxviii) Fairborne Energy has made available to GLJ, prior to the issuance of the GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, neither the Trust nor Fairborne Energy has any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to GLJ since the dates that such information was so provided. Each of the Trust and Fairborne Energy believes that the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2005 based upon information available at the time such reserves information was prepared, and the Trust and Fairborne Energy believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxix) Fairborne Energy has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, neither the Trust nor Fairborne Energy has any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the dates that such information was so provided. Each of the Trust and Fairborne Energy believes that the Sproule Report reasonably presents the quantity and pre-tax present worth values of the natural gas reserves attributable to the coal bed methane properties evaluated in such report as at December 31, 2005 based upon information available at the time such reserves information was prepared, and the Trust and Fairborne Energy believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report does not) overstate the aggregate quantity or pre-tax

present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxx) although it does not warrant title, neither the Trust nor Fairborne Energy is aware of any defects, failures or impairments in the title of any of the Trust Subsidiaries to the crude oil, natural gas liquids, natural gas and coal bed methane properties and reserves and associated facilities disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (a) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of any of the Trust Subsidiaries as disclosed in the Prospectuses; (b) the current production volumes of any of the Trust Subsidiaries; or (c) the current cash flow of any of the Trust Subsidiaries;

(xxxi) Fairborne Energy has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Fairborne Energy to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxii) the attributes and characteristics of the Offered Debentures and Trust Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxiii) with such exceptions as are not material to the Trust and the Trust Subsidiaries (taken as a whole), each of the Trust and the Trust Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or any of the Trust Subsidiaries and to the best of the knowledge, information and belief of the Trust and Fairborne Energy there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or any of the Trust Subsidiaries in respect of taxes, governmental charges or assessments or any material matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xxxiv) the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Trust or any Trust Subsidiary is a passive foreign investment company, and to the knowledge of the Trust and Fairborne Energy no holder of Trust Units has received such a communication;

(xxxv) each of the Trust Subsidiaries are insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have an adverse material effect on the business, operations, capital or condition (financial or otherwise) of the Trust, the Trust Subsidiaries or their respective assets (taken as a whole);

(xxxvi) each of the Trust and the Trust Subsidiaries have been and are (and, in respect of non-operated properties, to its knowledge) in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where the failure to be in compliance would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries and their respective properties and assets (taken as a whole);

(xxxvii) each of the Trust and the Trust Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries and their respective properties and assets (taken as a whole); and

(xxxviii) neither the Trust nor the Trust Subsidiaries (including, if applicable, to the knowledge of the Trust and Fairborne Energy, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Trust nor the Trust Subsidiaries (including, if applicable, to the knowledge of the Trust and Fairborne Energy, any predecessor companies) have settled any allegation of material non-compliance short of prosecution. To the knowledge of the Trust and Fairborne Energy, there are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or the Trust Subsidiaries, nor has any of the Trust or the Trust Subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved.

8. Indemnity

(a) Each of the Trust and Fairborne Energy, jointly and severally, shall indemnify and save each of the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered by or on behalf of the Trust or Fairborne Energy pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus, Supplementary Material or such other document or material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, Prospectus, any

Supplementary Materials or any other document or other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Debentures or the Trust Units issuable pursuant to the Offered Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Debentures or the Trust Units issuable pursuant to the Offered Debentures; or

(v) any breach of, default under or non-compliance by the Trust or Fairborne Energy with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Fairborne Energy hereunder or pursuant hereto;

provided, however, no party (or such party's agents, directors, officers, shareholders or employees) who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such subsections, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Fairborne Energy (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to

defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and

furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties and otherwise fully cooperate in the defence including, without limitation, the provision of appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the proceedings.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Debentures; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other

matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

10. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, subject to subsection 10(c), all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the fees and expenses related to any newspaper advertisements, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to

this transaction other than those set forth in subsections 10(b) and (c) hereof to be paid by the Underwriters.

(b) If the public offering of the Offered Debentures is not completed due to any reason whatsoever (unless such failure to complete is a result of a breach by or default by any of the Underwriters), including without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the reasonable fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (collectively, the **"Underwriters' Expenses"**).

(c) If the public offering of the Offered Debentures is completed, or is not completed as a result of a breach by or default by any of the Underwriters, the Underwriters shall be responsible for the Underwriters' Expenses.

(d) If the Underwriters are entitled to reimbursement for Underwriters' Expenses hereunder, the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of such expenses of the Underwriter's Expenses to the Trust as soon as practicable following the termination of the public offering and the Trust shall reimburse the Underwriters within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

11. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Fairborne Energy or prohibiting or restricting the distribution of any of the Offered Debentures or the Trust Units issuable pursuant to the Offered Debentures, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Trust or any of the Trust Subsidiaries or any of the directors or senior officers of Fairborne Energy is announced, commenced or threatened by any securities commission or

similar regulatory authority, the Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Debentures, the Trust Units issuable pursuant to the Offered Debentures or any other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust or any of the Trust Subsidiaries or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or any of the Trust Subsidiaries which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Debentures, the Trust Units issuable pursuant to the Offered Debentures or the investment quality or marketability of the Offered Debentures, the Trust Units issuable pursuant to the Offered Debentures or any other securities of the Trust;

(iv) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Trust or the Trust Subsidiaries on a consolidated basis;

(v) the Underwriters shall become aware of any material information with respect to the Trust or any of the Trust Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Debentures, the Trust Units issuable pursuant to the Offered Debentures or any other securities of the Trust or the investment quality or marketability of the Offered Debentures, the Trust Units issuable pursuant to the Offered Debentures or any other securities of the Trust;

(vi) the Trust or Fairborne Energy shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement in any material respect; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Debentures or any other securities of the Trust.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust provided that no termination shall discharge or otherwise affect any obligation of the Trust or Fairborne Energy under section 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Fairborne Energy the liability of the Trust and Fairborne Energy hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10.

12. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Debentures to be purchased at the Closing Time or the Additional Closing Time, as the case may be, shall be conditional upon all representations and warranties and other statements of the Trust and Fairborne Energy herein being, at and as of the Closing Time or the Additional Closing Time, as the case may be, true and correct in all material respects, the Trust and Fairborne Energy having performed in all material respects, at the Closing Time or the Additional Closing Time, as the

case may be, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the Trust and the Trust Subsidiaries and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of the Trust Subsidiaries (other than NAEI) has been duly incorporated or otherwise formed, is validly subsisting and has all requisite corporate, trust or partnership, power and authority, as applicable, to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) each of the Trust and the Trust Subsidiaries has all necessary trust or corporate power and authority to enter into this agreement and the Material Agreements to which it is a party and to perform its obligations set out herein and therein, as applicable, and this agreement and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust and the Trust Subsidiaries, respectively, as is a party thereto, and constitutes a legal, valid and binding obligation of each of the Trust and the Trust Subsidiaries, as applicable, in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(v) the execution and delivery of this agreement and the Debenture Trust Indenture and the fulfillment of the terms hereof and thereof by each of the Trust and Fairborne Energy and the performance of and compliance with the terms of each of this agreement and the Debenture Trust Indenture by the Trust and Fairborne Energy does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws in force in the Province of Alberta or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or Fairborne

Energy, as applicable, (iii) of which counsel is aware, any resolutions of the unitholders of the Trust or the directors (or any committee thereof) or shareholders of Fairborne Energy, (iv) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Fairborne Energy is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust, Fairborne Energy or their respective properties or assets or the Offered Debentures, of which such counsel is aware;

(vi) the forms of the definitive certificate representing the Offered Debentures and the Trust Units have been approved and adopted by the Trust and comply with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(vii) the Firm Debentures and, if applicable, the Over-Allotment Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable debentures of the Trust;

(viii) the Trust Units issuable upon conversion, redemption or at maturity of the Firm Debentures and, if applicable, the Over-Allotment Debentures will, upon issuance in accordance with the terms of the Debenture Trust Indenture and the Trust Indenture, as applicable, be issued as fully paid and non-assessable Trust Units of the Trust;

(ix) the Trust and the attributes of the Offered Debentures and the Trust Units issuable upon the conversion, redemption or at maturity of the Offered Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(x) the Offered Debentures and the Trust Units issuable upon the conversion or redemption of the Offered Debentures are eligible investments as out under the heading "Eligibility for Investment" in the Prospectuses;

(xi) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xii) no filing, proceeding, approval, consent or authorization is required to be made, taken or obtained by the Trust under the securities laws of the Qualifying Provinces to permit the issuance by the Trust of the Trust Units issuable upon conversion of the Firm Debentures and, if applicable, the Over-Allotment Debentures;

(xiii) the first trade by a holder of Trust Units issuable upon conversion of the Firm Debentures and, if applicable, the Over-Allotment Debentures, will not be subject to the prospectus requirements of the securities legislation of the Qualifying Provinces and no filing, proceeding, approval, consent or authorization under the securities legislation of the Qualifying Provinces will be required to permit the trading of such Trust Units in the Qualifying Provinces, provided that the trade is not a "control distribution" as such term is defined in National Instrument 45-102 ("**NI 45-102**") and the Trust is a "reporting issuer" for the purposes of NI 45-102 at the time of such trade in the jurisdiction where such trade occurs;

(xiv) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xv) the Trust by Fairborne Energy has the necessary trust or corporate power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Trust and Fairborne Energy to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvi) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Debentures;

(xvii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec;

(xviii) the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfillment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xix) the authorized and issued capital of the Trust;

(xx) Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and in Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units and the Offered Debentures, and has been duly appointed the trustee under the Debenture Trust Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Fairborne Energy, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, the Trust Subsidiaries or the Trust Units, including the issuance of the Offered Debentures;

(b) a certificate of each of the Trust and Fairborne Energy dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Fairborne Energy by the President and Chief Executive Officer and Vice President and Chief Financial Officer of Fairborne Energy or such other officers or directors of Fairborne Energy satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Fairborne Energy has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Fairborne Energy set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in subsection 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Trust's auditors addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters

referred to in subsection 4(c) hereof up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Debentures and the Trust Units issuable on the conversion, redemption or at maturity of the Offered Debentures have been conditionally listed on the Exchange, and upon notice to the Exchange, in the case of the Trust Units issuable on the conversion, redemption or at maturity of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(e) an executed copy of the Debenture Trust Indenture, such Debenture Trust Indenture to be in form and substance satisfactory to the Underwriters, acting reasonably; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

(a) The sale of the Firm Debentures shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Trust, by wire transfer, the amount of $1,000 per Offered Debenture to be purchased hereunder, being an aggregate amount of $87,500,000, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Offered Debentures registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to, or wire transfer of funds to RBC Dominion Securities Inc. representing the fee provided for in section 2(a) in respect of the Firm Debentures;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Firm Debentures referred to above and the amount referred to in (iii) above.

(b) The sale of the Over-Allotment Debentures, if applicable, shall be completed at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree, on the date (the "**Additional Closing**

Date") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Debentures (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Debentures), or at such other time and date as the Underwriters and the Trust may agree upon in writing. Subject to the conditions set forth in section 12, the Underwriters, at the Additional Closing Time, shall deliver to the Trust, by wire transfer, the amount of $1,000 per Over-Allotment Debenture (plus accrued interest from the Closing Date to the Additional Closing Date) agreed to be purchased by the Underwriters from the Trust pursuant to the exercise of the Over-Allotment Option (an aggregate of $12,500,000 (plus accrued interest from the Closing Date to the Additional Closing Date) if the Over-Allotment Option in respect of the Over-Allotment Debentures is exercised in full), against delivery of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Over-Allotment Debentures agreed to be purchased by the Underwriters from the Trust pursuant to the exercise of the Over-Allotment Option registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to, or wire transfer of funds to RBC Dominion Securities Inc. representing the fee provided for in section 2(b) in respect of the Over-Allotment Debentures;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Offered Debentures referred to above and the amount referred to in (a)(iii) above.

14. Restrictions on Offerings

The Trust agrees that prior to 90 days after the Closing Date, it shall not directly or indirectly, sell or offer to sell any Trust Units or debentures having attributes similar to those of the Offered Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or debentures having attributes similar to those of the Offered Debentures or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or debentures having attributes similar to those of the Offered Debentures, whether any such transaction is settled by delivery of Trust Units or debentures having attributes similar to those of the Offered Debentures or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of RBC Dominion Securities Inc., such consent not to be

unreasonably withheld (provided that the foregoing will not restrict the Trust from granting rights pursuant to the Trust's unit incentive plan (the "**Unit Incentive Plan**") or issuing Trust Units pursuant to (a) the exercise of rights to purchase Trust Units outstanding under the Unit Incentive Plan, (b) the conversion or redemption of any of the Offered Debentures, (c) the payment of interest on the Offered Debentures, (d) pursuant to the exchange of Exchangeable Shares, or (e) directly as consideration pursuant to an arm's length acquisition, merger, consolidation or amalgamation.

15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Fairborne Energy be addressed to Fairborne Energy, c/o Mr. Steven R. VanSickle, President and Chief Executive Officer, at the above address, Fax No. (403) 290-7724 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Kent D. Ferguson
Fax No.: (403) 299-6900

Canaccord Capital Corporation
2200, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5P8

Attention: George T. Wilson
Fax No.: (403) 508-3866

CIBC World Markets Inc.
9th Floor Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta
T2P 5H8

Attention: Michael De Carle
Fax No.: (403) 260-0524

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Robert B. Wonnacott
Fax No.: (403) 265-0543

Sprott Securities Inc.
1800, 300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Brian K. Petersen
Fax No.: (403) 266-4222

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

Attention: Hugh R. Sanderson
Fax No.: (403) 262-0688

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust and Fairborne Energy, or either of them, shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures and the distribution of the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Debentures and, if applicable, Over-Allotment Debentures set forth opposite their names set forth in this section 18; and

(b) if at the Closing Time or, if applicable, the Additional Closing Time, any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Offered Debentures (other than in

accordance with section 11) and the number of such Offered Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 5% of the aggregate number of Offered Debentures to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth below opposite the names of all such non-defaulting Underwriters, to purchase the Offered Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time; and

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Debentures at the Closing Time or, if applicable, the Additional Closing Time, and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is more than 5% of the aggregate number of Offered Debentures to be purchased at such time, then the other Underwriters shall have the right, but not the obligation, to purchase all of the percentage of the Offered Debentures which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Debentures *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Trust to terminate this agreement without liability.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

RBC Dominion Securities Inc.	40.0%
Canaccord Capital Corporation	22.5%
CIBC World Markets Inc.	15.0%
National Bank Financial Inc.	10.0%
Sprott Securities Inc.	10.0%
FirstEnergy Capital Corp.	2.5%
	100%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Debentures or shall relieve any Underwriter in default from liability to the Trust, Fairborne Energy or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Fairborne Energy of their obligations under this agreement there shall be no further liability on the part of the Trust or Fairborne Energy to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 8, 9 or 10.

19. Authority to Bind Underwriters

The Trust and Fairborne Energy shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by RBC Dominion Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, RBC Dominion Securities Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20. Underwriters Covenants

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

(i) conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

(ii) not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures outside of the Qualifying Provinces or in other jurisdictions outside of Canada; and

(iii) as soon as reasonably practicable after the Closing Date and any Additional Closing Date (and in any event within 30 days thereof in each case) provide the Trust with a breakdown of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b) For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Debentures may be lawfully offered for sale and sold in the Qualifying Provinces if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or Fairborne Energy, of any circumstances that would legally prohibit such distribution.

(c) No Underwriter will be liable to the Trust under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

21. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. Relationship Between the Trust, Fairborne Energy and the Underwriters

The Trust and Fairborne Energy: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Fairborne Energy nor otherwise fiduciaries of the Trust or Fairborne Energy; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23. Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or the Offered Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Fairborne Energy and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25. Time of the Essence

Time shall be of the essence of this agreement.

26. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27. Contractual Obligations of Trust

The parties hereto acknowledge that, except to the extent that Fairborne Energy is entering into this agreement in its own right, Fairborne Energy is entering into this agreement on behalf of the Trust, and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended or restated from time to time.

28. Further Assurances

Each party to this agreement covenants and agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. Use of Proceeds

Each of Fairborne Energy and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

30. Distributions

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.13 per Trust Unit which may be declared payable on October 15, 2006 to Unitholders of record on September 30, 2006 and $0.13 per Trust Unit which is payable on November 15, 2006 to Unitholders of record on October 31, 2006.

31. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Fairborne Energy.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

By: *"Kent D. Ferguson"*

CANACCORD CAPITAL CORPORATION

By: *"George T. Wilson"*

CIBC WORLD MARKETS INC.

By: *"Michael De Carle"*

NATIONAL BANK FINANCIAL INC.

By: *"Robert B. Wonnacott"*

SPROTT SECURITIES INC.

By: *"Brian K. Petersen"*

FIRSTENERGY CAPITAL CORP.

By: *"Hugh R. Sanderson"*

ACCEPTED AND AGREED to as of the 5th day of October, 2006.

FAIRBORNE ENERGY TRUST, by its attorney Fairborne Energy Ltd.

By: *"Steven R. VanSickle"*

FAIRBORNE ENERGY LTD.

By: *"Steven R. VanSickle"*

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

***Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.** For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the secretary of Fairborne Energy Ltd., the administrator of Fairborne Energy Trust, at 3400, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1, Telephone (403) 290-7750, and are also available electronically at www.sedar.com.*

New Issue **October 12, 2006**

PRELIMINARY SHORT FORM PROSPECTUS

FAIRBORNE ENERGY TRUST

$87,500,000

6.50% Convertible Unsecured Subordinated Debentures

Fairborne Energy Trust (the "**Trust**", "**Fairborne**", "**us**", "**we**" or "**our**" and, where the context requires, also includes the Trust's subsidiaries) is hereby qualifying for distribution 87,500 6.50% convertible unsecured subordinated debentures (the "**Debentures**") of the Trust at a price of $1,000 per Debenture (the "**Offering**"). The Debentures have a maturity date of December 31, 2011 (the "**Maturity Date**") and bear interest at an annual rate of 6.50% payable semi-annually on December 31 and June 30 in each year commencing June 30, 2007. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010 and at a price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units ("**Units**" or "**Trust Units**") of the Trust at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Unit, subject to adjustment upon the occurrence of certain events as described in the Debenture Indenture (as defined herein). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding December 31 and June 30, in each year, commencing June 30, 2007, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

Upon the maturity or redemption of the Debentures, the Trust may pay the outstanding principal of and premium (if any) on the Debentures in cash or may, at its option, on not greater than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of Units obtained by dividing the aggregate amount of principal and premium (if any) on the Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "**TSX**") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

The issued and outstanding Units and Exchangeable Shares (as defined herein) are listed on the TSX under the trading symbol FEL.UN and FXL, respectively. On October 11, 2006, the last trading day prior to the filing of the short form prospectus, the closing price of the Units on the TSX was $11.35. There is currently no market through which the Debentures may be sold. The Trust has applied to list the Debentures and the Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The offering price of the Debentures was determined by negotiation between Fairborne Energy Ltd. (the "**Administrator**" or "**Fairborne Energy**"), as administrator of, and on behalf of, the Trust, and RBC Dominion Securities Inc., on its own behalf and on behalf of Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**").

	Price: $1,000 per Debenture		
	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [(1)]
Per Debenture	$1,000	$40	$960
Total [(2)]	$87,500,000	$3,500,000	$84,000,000

Notes:

(1) Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "**Over-Allotment Option**") to purchase up to an additional $12,500,000 principal amount of Debentures at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part, at the sole discretion of the Underwriters at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Trust" (before deducting expenses of the Offering) will be $100,000,000, $4,000,000 and $96,000,000, respectively (excluding accrued interest paid in respect of such Debentures). See "Plan of Distribution". This short form prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	12,500 Debentures	Up until 30 days after the closing of the Offering	$1,000 per Debenture plus accrued interest
Total securities under option	12,500 Debentures	N/A	$1,000 per Debenture plus accrued interest

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures, on the date of closing, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("**DPSPs**") (except a DPSP to which the Trust, or a corporation with which the Trust does not deal at arm's length, has made a contribution) and registered education savings plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The head office of the Trust and the Administrator is located at 3400, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1 and the registered office of the Administrator is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

RBC Dominion Securities Inc. and National Bank Financial Inc., two of the Underwriters, are a direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to the Trust. Consequently, the Trust may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. A portion of the net proceeds of the Offering will be used to repay a portion of the Trust's indebtedness to such banks. See "Relationship Among the Trust and certain Underwriters" and "Use of Proceeds".

A return on the Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. **Although the Trust intends to make distributions out of its available cash to holders of Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended.** The actual amount distributed will depend on numerous factors including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. **Cash distributions by the Trust to Unitholders are not guaranteed.** See, for example, the risks described under "Risk Factors" herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about October 31, 2006 or such other date not later than November 30, 2006 as the Trust and the Underwriters may agree. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-based system administered by CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances and registration will be made in the depository service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Units or the Debentures at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

The Debentures and the Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "could", "believe", "predict", "potential", "should" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this short form prospectus and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining, but not limited, to the following:

- the use of proceeds from this Offering;
- the size of the Trust's oil, natural gas liquids and natural gas reserves;
- estimates of future cash flow and distributions;
- projections of market prices and costs and the related sensitivities to distributions;
- oil, natural gas liquids and natural gas production levels;
- drilling plans and timing of drilling, recompletion and tie-in of wells;
- weighting of production between different commodities;
- commodity prices, exchange rates and interest rates;
- expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses;
- capital expenditure programs and other expenditures and the timing and method of financing thereof;
- supply of and demand for oil, natural gas liquids and natural gas;
- expectations regarding an ability to raise capital and to continually add to reserves through acquisitions and development;
- Fairborne's future operating and financial results;
- schedules and timing of certain projects and our strategy for future growth; and
- treatment under governmental and other regulatory regimes and tax, environmental and other laws.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil, natural gas liquids and natural gas;
- changes or fluctuations in oil, natural gas liquids and natural gas production levels;
- liabilities inherent in oil and natural gas operations;
- adverse regulatory rulings, orders and decisions;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands, services and skilled personnel;
- incorrect assessments of the value of acquisitions and targeted exploration and development assets;
- fluctuation in foreign exchange or interest rates;
- stock market volatility and market valuations;
- failure to realize the anticipated benefits of acquisitions;
- actions by governmental or regulatory authorities including changes in income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- changes in environmental or other legislation applicable to Fairborne's operations, and Fairborne's ability to comply with current and future environmental and other laws;
- geological, technical, drilling and processing problems and other difficulties in producing oil, natural gas liquids natural gas reserves; and
- the other factors discussed under "Risk Factors" herein and in the AIF (as defined herein).

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust, the Administrator nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the terms set forth below have the meanings indicated unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administrator**" or "**Fairborne Energy**" means Fairborne Energy Ltd., a corporation amalgamated under the ABCA, a wholly-owned subsidiary of the Trust and administrator of the Trust;

"**AIF**" means the Annual Information Form of the Trust dated March 28, 2006;

"**Arrangement**" means the plan of arrangement involving the Trust, Fairborne Energy, Fairborne ExchangeCo and Fairquest completed on June 1, 2005 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Fairborne Energy;

"**Bridge Facility**" has the meaning ascribed thereto under the heading "Credit Facilities" herein;

"**Credit Facilities**" has the meaning ascribed thereto under the heading "Credit Facilities" herein;

"**Debenture Indenture**" means the trust indenture to be dated as of the date of closing of the Offering between the Trust, the Administrator and the Debenture Trustee governing the terms of the Debentures;

"**Debenture Trustee**" means Computershare Trust Company of Canada or its successor as trustee under the Debenture Indenture;

"**Debentures**" means the 6.50% convertible unsecured subordinated debentures of the Trust offered hereby;

"**Exchangeable Shares**" means the exchangeable shares in the capital of Fairborne Energy which are exchangeable for Trust Units;

"**Fairborne**" or the "**Trust**" means Fairborne Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta pursuant to the Fairborne Trust Indenture. All references to "Fairborne" or the "Trust", unless the context otherwise requires, are references to Fairborne Energy Trust and its subsidiaries;

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated pursuant to the ABCA;

"**Fairborne Trust Indenture**" or "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 between Computershare Trust Company of Canada and Fairborne Energy, as amended from time to time;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

"**Note(s)**" means the unsecured, subordinated promissory note(s) issued by Fairborne Energy and held by the Trust;

"**Offering**" means the offering of Debentures under this short form prospectus;

"**Over-Allotment Option**" means the option granted by the Trust to the Underwriters to purchase up to an additional $12,500,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the Offering of the Debentures, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp.;

"**Underwriting Agreement**" means the agreement dated as of October 12, 2006 among the Trust, the Administrator and the Underwriters in respect of the Offering;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**Unitholders**" means the holders from time to time of the Units;

"**Units**" or "**Trust Units**" means trust units of the Trust;

"**Voting and Exchange Agreement Trustee**" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated June 1, 2005 between the Trust, Fairborne Energy, Fairborne ExchangeCo and the Trustee.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

NON-GAAP MEASURES

In this short form prospectus and the documents incorporated by reference, the Trust uses the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" to refer to the amount of cash available for distribution to Unitholders and/or as an indicator of financial performance. "Funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds generated from operations cannot be assured and future distributions may vary. All references to "funds generated from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities, certain development and exploration costs and settlement of asset retirement expenditures. A reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the Trust's financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit. The Trust uses the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" as indicators of financial performance because the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" are often utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the AIF;

(b) the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(c) the Trust's management's discussion and analysis of the financial condition and results of operations for the year ended December 31, 2005;

(d) the unaudited comparative consolidated financial statements of the Trust for the six month period ended June 30, 2006 together with the notes thereto;

(e) the Trust's management's discussion and analysis of the financial condition and results of operations for the six month period ended June 30, 2006;

(f) the Trust's information circular – proxy statement dated March 17, 2006 relating to the annual meeting of the Unitholders held on April 26, 2006; and

(g) the material change report of the Trust dated October 10, 2006 with respect to the Offering.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FAIRBORNE ENERGY TRUST

We are an open-end investment trust created on April 20, 2005 under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. See "Fairborne Energy Trust" in the AIF.

DESCRIPTION OF THE BUSINESS

Our principal undertaking is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Our direct and indirect subsidiaries and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. A portion of cash flow from the properties is flowed from Fairborne Energy to us by way of interest payments and principal repayments on the Notes as well as dividends paid on the common shares of Fairborne Energy.

Unitholders receive monthly distributions from the cash flow generated by Fairborne Energy. The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that Fairborne Energy's assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month. The board of directors of Fairborne Energy reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders and approximately 40% of cash available to fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

See "Description of the Business of the Trust" and "General Development of our Business" in the AIF.

DESCRIPTION OF THE UNITS AND SPECIAL VOTING UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.

Voting

Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Pre-Emptive Rights, Redemption and Conversion

Each Trust Unit is not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Additional Information Respecting the Trust - Redemption Right" in the AIF.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Fairborne Energy or the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Fairborne Energy and the ability of Fairborne Energy to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Fairborne Energy in the resolution authorizing the issuance of any Special Voting Units. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Fairborne Energy or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. A single Special Voting Unit was issued to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders of the Exchangeable Shares issued in connection with the Arrangement. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Additional Information

For additional information respecting Trust Units, including information respecting Unitholders' limited liability, the terms of the Exchangeable Shares, restrictions on Non-Resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see under the headings "Additional Information Respecting the Trust" and "Share Capital of Fairborne Energy" in the AIF, which is incorporated by reference herein.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2005 and June 30, 2006 and are derived from audited financial information in the case of December 31, 2005 and unaudited financial information in the case of June 30, 2006. Interest expense and cash flow are on a pro forma basis and includes interest expense on the Debentures (assuming the Over-Allotment Option is exercised in full), less the interest reduction relating to the repayment of indebtedness under the Credit Facilities following closing of the Offering. Cash flow coverage disclosure included herein is provided as supplemental information only.

The income of the Trust before interest and income tax reduction and after non-controlling interests for the twelve-month periods ended December 31, 2005 and June 30, 2006 was $50.7 million and $59.8 million, respectively. The interest expense for the twelve month periods ended December 31, 2005 and June 30, 2006 was $9.5 million and $10.7 million, respectively, for a coverage ratio of 5.3 times and 5.6 times, respectively. The dollar amount of the excess coverage for the twelve month periods ended December 31, 2005 and June 30, 2006 would have been $41.2 million and $49.1 million, respectively. Cash flow (defined as cash provided by operating activities before changes in non-cash working capital related to operating activities and settlement of asset retirement expenditures) for the twelve month periods ended December 31, 2005 and June 30, 2006 was $120.5 million and $130.7 million, respectively, resulting in cash flow coverage for such periods of 12.6 times and 12.2 times, respectively. These interest coverage ratios reflect historical earnings and cash flow.

Under GAAP, the Debentures are and will be classified as a liability with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized over the term of such Debentures. The

portion of the Debentures classified as a liability will be accreted to interest expense over the term of such Debentures to increase the carrying value of the liability to the face value of the Debentures.

CONSOLIDATED CAPITALIZATION OF THE TRUST

There have been no material changes in the unit capitalization or in the indebtedness of the Trust since June 30, 2006 other than (i) the issuance of 207,121 Trust Units upon the exchange of Exchangeable Shares, (ii) an increase in bank debt to approximately $176.2 million as at October 11, 2006, including the establishment of the Bridge Facility (as defined herein). See "Credit Facilities". After giving effect to the Offering and the use of proceeds discussed herein, the Trust anticipates a reduction in bank debt of approximately $83.5 million leaving a balance of approximately $92.7 million, including the repayment of the Bridge Facility. If the Over-Allotment Option is exercised in full, and after giving effect to the use of proceeds discussed herein, the Trust anticipates a total reduction in bank debt of approximately $95.5 million leaving a balance of approximately $80.7 million including the repayment of the Bridge Facility. See "Use of Proceeds".

CREDIT FACILITIES

In conjunction with the Arrangement, Fairborne Energy entered into new credit facilities (the "**Credit Facilities**"). At October 11, 2006 the Trust had a $165 million extendable revolving term credit facility and a $15 million demand operating credit facility. The extendable revolving term facility is available on a revolving basis until May 31, 2007, at which time it may be extended at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365-day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The Credit Facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy and all related partnerships and subsidiaries in respect of our obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Pursuant to the Credit Facilities and a subordination agreement related thereto, any present and future indebtedness of Fairborne Energy, or any of its subsidiaries, to the Trust, including under the Notes, is made subordinate to the repayment of amounts owing under the Credit Facilities. Further, under the Credit Facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under the Credit Facilities has occurred and is continuing; and (ii) outstanding loans under the Credit Facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of the Credit Facilities and the subordination agreement ensure our lenders have priority over our Unitholders with respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to our lenders under the Credit Facilities must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions to our Unitholders. See "Risk Factors – Debt Service".

The Trust recently obtained a $20 million non-revolving, non-extendible term facility (the "**Bridge Facility**") to finance a property acquisition completed in July 2006. The Bridge Facility is payable in full on October 31, 2006 with security provided consistent with the Credit Facilities. Interest payable on amounts drawn under the Bridge Facility is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate of LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The Trust Units and the Exchangeable Shares are listed and traded on the TSX. The trading symbol for the Trust Units is "FEL.UN" and for the Exchangeable Shares is "FXL".

The following sets forth trading information for our Trust Units since they began trading on the TSX following the Arrangement:

Period	High	Low	Volume
2005			
June (6-30)	$11.45	$10.40	12,571,880
July	$13.05	$10.77	8,941,142
August	$13.90	$12.58	10,348,838

Period	High	Low	Volume
September	$18.74	$13.90	9,965,431
October	$18.98	$14.57	5,749,523
November	$16.26	$13.40	5,483,513
December	$17.70	$15.98	4,845,799
2006			
January	$17.19	$15.90	3,117,362
February	$16.58	$13.55	4,325,607
March	$15.75	$14.09	4,199,847
April	$17.00	$14.34	3,249,149
May	$15.70	$13.50	2,294,108
June	$14.44	$12.25	3,173,466
July	$15.30	$12.25	3,525,595
August	$15.75	$14.10	3,400,333
September	$14.95	$11.50	3,201,531
October (1 to 11)	$11.88	$10.76	2,028,724

On October 11, 2006, the last trading day prior to the filing of the short form prospectus, the closing price of the Units on the TSX was $11.35.

DISTRIBUTIONS TO UNITHOLDERS

An objective of our distribution policy is to provide Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of our cash flow.

Although we strive to provide Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Unitholders each month may vary according to a number of factors, including, fluctuations in commodity prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt. See "Risk Factors" in the AIF.

Since our formation, monthly cash distributions have been declared in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date
June 30, 2005	$0.11	July 15, 2005
July 31, 2005	$0.11	August 15, 2005
August 31, 2005	$0.11	September 15, 2005
September 30, 2005	$0.11	October 17, 2005
October 31, 2005	$0.11	November 15, 2005
November 30, 2005	$0.13	December 15, 2005
December 31, 2005	$0.13	January 16, 2005
January 31, 2006	$0.13	February 15, 2006
February 28, 2006	$0.13	March 15, 2006
March 31, 2006	$0.13	April 17, 2006
April 30, 2006	$0.13	May 15, 2006
May 31, 2006	$0.13	June 15, 2006
June 30, 2006	$0.13	July 17, 2006
July 31, 2006	$0.13	August 15, 2006
August, 31, 2006	$0.13	September 15, 2006
September 30, 2006	$0.13	October 16, 2006

In certain circumstances, distributions may be restricted under our borrowing agreements. See "Borrowings" in the AIF.

Cash distributions paid to Unitholders in 2005 were 97% taxable as other income and 3% were taxable as dividends.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $83,500,000 after deducting the fees of $3,500,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Debentures hereunder are estimated to be $95,500,000 (excluding accrued interest paid on the Debentures issued pursuant to the Over-Allotment Option) after deducting the fees of $4,000,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to repay the Bridge Facility, reduce the indebtedness under the Credit Facilities, which will be redrawn, as needed, to fund the Trust's ongoing exploration and development activities and for general working capital purposes. The Trust's current indebtedness under the Credit Facilities and the Bridge Facility has been incurred in the normal course of business and operations and in connection with previous acquisitions and capital and other expenditures made by the Trust. See "Relationship Among the Trust and Certain Underwriters".

DETAILS OF THE OFFERING

The Offering consists of 87,500 Debentures at a price of $1,000 per Debenture. The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Debenture Indenture referred to below.

General

The Debentures will be issued under the Debenture Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $87,500,000 ($100,000,000 if the Over-Allotment Option is exercised in full). The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be dated as of the closing date of the Offering and will have a maturity date of December 31, 2011.

The Debentures will bear interest from the date of issue at 6.50% per annum, which will be payable semi-annually in arrears on December 31 and June 30 in each year, commencing with the first interest payment date on June 30, 2007. The first interest payment will include interest accrued from the closing of the Offering to June 30, 2007 and, in the case of the Debentures issued upon exercise of the Over-Allotment Option, if any, the first interest payment will include interest accrued from the date of closing to June 30, 2007.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada, or at the option of the Trust and subject to applicable regulatory approval, by payment of Units in accordance with the Unit Interest Payment Obligation and the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated and postponed to other liabilities of the Trust and its subsidiaries as described under "Subordination". The Debenture Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness; provided that the Debenture Indenture will include a restriction on the issuance of additional convertible debentures of equal ranking such that the total principal amount of all issued and outstanding convertible debentures of the Trust cannot exceed 25% of the Total Market Capitalization (as defined below under "Limitation on Issuance of Additional Debentures") of the Trust immediately after the issuance of such additional convertible debentures.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Unit (the "**Conversion Price**"), being a conversion rate of 74.0741 Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding December 31 and June 30 in each year, commencing June 30, 2007, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to all or substantially all holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities convertible or exchangeable into Units at less than 95% of the then Current Market Price (as defined below) of the Units; and (d) the distribution to all or substantially all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. The term "**Current Market Price**" will be defined in the Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth day preceding the date of the applicable event.

Redemption and Purchase

The Debentures will not be redeemable on or before December 31, 2009 except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred, as outlined in the Debenture Indenture. After December 31, 2009 and prior to December 31, 2010, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 40 days prior notice at a redemption price of $1,050 per Debenture, plus accrued and unpaid interest thereon, if any. After December 31, 2010 and prior to the Maturity Date, the Debentures will be redeemable in whole or in part at the option of the Trust on not more than 60 days and not less than 40 days prior notice at a redemption price of $1,025 per Debenture, plus accrued and unpaid interest thereon, if any. The redemption prices of $1,050 and $1,025, as the case may be, are hereafter referred to as the "**Redemption Price**".

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the Current Market Price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "**Senior Indebtedness**" of the Trust will be defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or guaranteed by the Trust (whether outstanding as at the date of the Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon (but excluding the issuance of Trust Units or other securities similar in nature thereto upon any conversion, redemption or maturity). The Debenture Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinated to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under the Credit Facilities. See "Credit Facilities".

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Units or securities convertible into or carrying a right to acquire Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon (the "**Debenture Offer Price**").

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time and subject to regulatory approval, if required, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Debenture Indenture (an "**Interest Payment Date**"), by delivering sufficient Units to the Debenture Trustee to satisfy all or the part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the "**Unit Interest Payment Election**"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure to pay interest on the Debentures within 10 days of when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "**Total Market Capitalization**" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust by the Current Market Price of the Units on the relevant date.

Limitation on Non-Resident Ownership

Fairborne Energy may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by Fairborne Energy to determine or estimate as best possible the residence of the beneficial owners of Debentures.

Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of subsection 132(6) of the Tax Act at all times. Without limiting the generality of the foregoing and if determined necessary or desirable by Fairborne Energy in order to comply with the provisions thereof, the Trust, by or through Fairborne Energy on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Debentures. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust and/or ownership of the Debentures by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through Fairborne Energy on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of Fairborne Energy to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust of Debentures or the transfer by any holder of Debentures to a Non-Resident and/or require the sale of Debentures by Non-Resident Unitholders on a basis determined by Fairborne Energy and/or suspend rights in respect of Debentures held by Non-Resident holders transferred contrary to the provisions of the Debenture Indenture or not sold in accordance with the requirements thereof. In addition, the Debenture Trustee, by or through Fairborne Energy, may, if determined appropriate by Fairborne Energy, establish operating procedures for, and maintain, a reservation system which may limit the number of Debentures that Non-Residents may hold, limit the transfer of the legal or beneficial interest in any Debenture to Non-Residents unless selected through a process determined appropriate by Fairborne Energy, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by Fairborne Energy. The operating procedures relating to such reservation system shall be determined by Fairborne Energy and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Debenture contrary to the provisions of such reservation system may not be recognized by the Trust.

Book-Entry System for Debentures

The Debentures, except as described below, will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificated form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 87,500 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on October 31, 2006, or such other date not later than November 30, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, being an aggregate fee payable by the Trust of $3,500,000, in consideration for their services in connection with the Offering.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional $12,500,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part, at the sole discretion of RBC Dominion Securities Inc., on behalf of the Underwriters, paid at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $100,000,000, $4,000,000 and $96,000,000, respectively (excluding accrued interest paid in respect of such Debentures). This short form prospectus also qualifies for distribution of the grant of the Over-Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If any one or more Underwriters fail to purchase the Debentures that it has agreed to purchase, and the number of such Debentures is not more than 5% of the aggregate number of Debentures offered hereby, the non defaulting Underwriters are obligated severally, and their respective proportions, to purchase the Debentures which such defaulting Underwriter or Underwriters fail to purchase. If any one or more of the Underwriters fails to purchase the Debentures which it has agreed to purchase and the number of such Debentures is more than 5% of the aggregate number of Debentures offered hereby, then the non defaulting Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures (other than the Additional Debentures) if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and the Administrator

will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering – Book-Entry System for Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units or the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the Offering without the consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Debentures offered hereunder and the Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Two of the Underwriters, RBC Dominion Securities Inc. and National Bank Financial Inc., are direct or indirect wholly-owned subsidiaries of Canadian chartered banks (the "**Banks**") which are lenders to Fairborne Energy pursuant to the Credit Facilities and one of the Underwriters, RBC Dominion Securities Inc., is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to Fairborne Energy pursuant to the Bridge Facility. Accordingly, the Trust may be considered a connected issuer of RBC Dominion Securities Inc. and National Bank Financial Inc. under applicable securities laws.

As at October 11, 2006, approximately $156.2 million was outstanding under the Credit Facilities and approximately $20 million was outstanding under the Bridge Facility. Of the $156.2 million outstanding under the Credit Facilities, Fairborne Energy was indebted to the Banks in the aggregate amount of $98.5 million pursuant to the Credit Facilities and indebted to one of the Banks in the amount of $20 million pursuant to the Bridge Facility. See "Consolidated Capitalization of the Trust" and "Credit Facilities". The Trust is in compliance with all material terms of the agreement governing the Credit Facilities and Bridge Facility. Neither the financial position of the Trust nor the value of the security under the Credit Facilities and Bridge Facility has changed substantially since the indebtedness under the Credit Facilities and Bridge Facility was incurred.

The decision to distribute the Debentures offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between the Administrator, on behalf of the Trust, and RBC Dominion Securities Inc. on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facilities and Bridge Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, RBC Dominion Securities Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee and the banks affiliated with such underwriters will receive certain proceeds of the Offering from the Trust as repayment of outstanding indebtedness. See "Use of Proceeds".

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the Units. C. Steven Cohen, the secretary of Fairborne Energy, is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to the Trust.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Units issued on the conversion, redemption or repayment of the Debentures (collectively, the "**Securities**") as capital property and deals at arm's length with, and is not affiliated with, the Trust and the Underwriters. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the

Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder that is a "financial institution", "specified financial institution", or a holder an interest in which would be a "tax shelter investment" all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). Except for specifically proposed amendments (the "**Proposed Amendments**") to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Residents

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Unit (other than Units issued or cash received in respect of interest).

The cost to the holder of the Units so acquired will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Unit.

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. The amount of any premium paid by the Trust as a consequence of redeeming a Debenture prior to maturity may be deemed to be interest for purposes of the Tax Act. If the holder receives Units on redemption or repayment (other than in respect of interest), the holder will be considered to have received proceeds of disposition equal to the fair market value of the Units so received and the amount of any cash received in lieu of any fractional Unit. The cost to the holder of the Units so received will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Unit.

On any disposition or deemed disposition a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition (and any amount paid to the holder that is deemed to be interest) will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture must be deducted against taxable capital gains realized by the holder in the year of disposition and any excess may be deducted against taxable capital gains realized by the holder in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year whether in cash, Units or otherwise. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.

The cost to a Unitholder of a Unit will generally include all amounts paid by the Unitholder for the Unit and the cost to a Unitholder of a Unit received in lieu of a cash distribution will be equal to the amount of such distribution. The cost of Units acquired on the conversion, or redemption or repayment of a Debenture will be the fair market value of such Units on the date of acquisition. These amounts will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base will be increased by the amount of such deemed gain.

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition and any excess may be deducted against taxable capital gains realized by the holder in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Units in consideration for cash or Notes, Other Notes or Redemption Notes (all as defined in the AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. The receipt of such notes in substitution for Units may result in a change in the income tax characterization of distributions. Holders of such notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on such notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving such notes on a redemption.

Taxation of Holders Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, it does not use or hold, and is not deemed to use or hold, Securities in or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**non-resident holder**").

Debentures

A holder of a Debenture who is a non-resident holder will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A holder of a Debenture resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a non-resident holder provided that the Debenture does not constitute "taxable Canadian property" to the holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a non-resident holder at the time of the disposition or deemed disposition thereof unless (i) the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Units at any time during the 60-month period immediately preceding the disposition, or (ii) the Trust does not qualify as a "mutual fund trust" for purposes of the Tax Act at the time of the disposition.

If a Debenture is sold or transferred by a non-resident holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act. The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. Non-resident holders that are sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Units

Any distribution of income of the Trust to a Unitholder who is a Non-Resident will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. The Trust is also obligated to withhold on all capital distributions to Non-Residents at the rate of 15%. Where a non-resident holder sustains a "Canadian property mutual fund loss" (as defined in the Tax Act) such loss may reduce the non-resident holder's tax liability in respect of capital distributions.

A disposition or deemed disposition of a Unit, whether on redemption or otherwise, will generally not give rise to any capital gains subject to tax under the Tax Act to a non-resident holder provided that the Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Units will not be considered taxable Canadian property to such a holder unless: (a) at any time during the 60 month period immediately preceding the disposition of the Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (b) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on Notes, Other Notes or Redemption Notes (all as defined in the AIF) to a non-resident holder who receives such notes on a redemption of Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Status of the Trust

Based upon representations made by Fairborne Energy, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by Fairborne Energy that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Income of the Trust

The Trust is subject to taxation in each taxation year on its taxable income for that year including interest which accrues to it from Fairborne Energy and all amounts that accrue to it in respect of royalties, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The Trust's taxation year ends on December 31 of each year.

Costs incurred by the Trust on the issuance of Units and Debentures, including underwriting fees, generally may be deducted by the Trust at the rate of 20% per year, pro-rated where the Trust's taxation year is less than 365 days. The Trust also will be entitled to deduct reasonable current expenses incurred in its ongoing operations.

Amounts paid by the Trust as consideration for royalty interests in respect of one or more Canadian resource properties in a taxation year generally will be added to its cumulative Canadian oil and gas property expense (**"COGPE"**) account. In computing its income for a taxation year, the Trust may deduct from any source an amount not exceeding 10%, on a declining balance basis, of its cumulative COGPE account at the end of that year. Where, as a result of a sale of a property by Fairborne Energy, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If, after taking into account all additions and deductions for any taxation year, the balance of the Trust's cumulative COGPE account is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

Under the Fairborne Trust Indenture, an amount equal to all of the income of Fairborne for each year net of the Trust's deductions and expenses generally will be payable to its Unitholders by way of cash distributions, however, any part of the income may be payable, at the Trustee's option, in the form of Units. Income also may be used to finance cash redemptions of Units.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes so that it generally will not be liable for any material amounts of income tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, DPSPs (except a DPSP to which the Trust has made a contribution, or a corporation with which the Trust does not deal at arm's length) and registered education savings plans (collectively, the **"Plans"**). If the Trust ceases to qualify as a mutual fund trust, the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

Where a Plan receives Notes as a result of a redemption of Units, such Notes may not be qualified investments for the Plan under the Tax Act depending upon the circumstances at the time, and this could give rise to adverse consequences to the Plan or the annuitant thereunder. Accordingly, Plans that own Units should consult their own advisors before deciding to exercise the redemption rights thereunder.

See "Risk Factors" in the AIF.

RISK FACTORS

An investment in the securities of Fairborne is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF as well as the following risk factors:

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

The Debenture Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except insofar as issuances of additional convertible debentures cannot result in the total principal amount of all issued and outstanding convertible debentures exceeding 25% of the Total Market Capitalization of the Trust immediately after such additional issuance. The Debenture Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Trust Indenture, among other things, restricts the Trust's level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Possible Dilutive Effects on Holders of Units

The Trust may determine to redeem outstanding Debentures for Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Units. Accordingly, holders of Units may suffer dilution. See "Details of the Offering – Payment upon Redemption or Maturity".

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust where necessary, the Trust would not be able to access the remedies available thereunder.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust, the Administrator or any of their respective subsidiaries is a party or in respect of which any of their respective properties are subject, nor are any such proceedings known by the Trust to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 2700, 205-5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Units, Exchangeable Shares and the Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the preliminary short form prospectus dated October 12, 2006 relating to the $87,500,000 principal amount of 6.50% convertible unsecured subordinated debentures of Fairborne Energy Trust (the "**Trust**"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the abovementioned preliminary short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 7, 2006.

(signed) *KPMG LLP*

Chartered Accountants

Calgary, Canada
October 12, 2006

CERTIFICATE OF THE TRUST

Dated: October 12, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FAIRBORNE ENERGY TRUST
BY FAIRBORNE ENERGY LTD.

By: *"Steven R. VanSickle"*
Steven R. VanSickle - President and Chief Executive Officer

By: *"Aaron G. Grandberg"*
Aaron G. Grandberg - Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD.

By: *"Richard A. Walls"*
Richard A. Walls - Director

By: *"Robert B. Hodgins"*
Robert B. Hodgins - Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 12, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: *"Kent D. Ferguson"*
Kent D. Ferguson

CANACCORD CAPITAL CORPORATION

By: *"George T. Wilson"*
George T. Wilson

CIBC WORLD MARKETS INC.

By: *"Michael De Carle"*
Michael De Carle

NATIONAL BANK FINANCIAL INC.

By: *"Robert B. Wonnacott"*
Rob Wonnacott

SPROTT SECURITIES INC.

By: *"Brian K. Petersen"*
Brian K. Petersen

FIRSTENERGY CAPITAL CORP.

By: *"Hugh R. Sanderson"*
Hugh R. Sanderson

UP TO CDN. $165,000,000
REVOLVING TERM CREDIT FACILITY

FIRST AMENDING AGREEMENT

among

FAIRBORNE ENERGY LTD.

as Borrower

- and -

CERTAIN FINANCIAL INSTITUTIONS

as Lenders

- and -

ROYAL BANK OF CANADA
as Agent

October 31, 2005

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is dated as of October 31, 2005.

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta, having an office in Calgary, Alberta

- and -

ROYAL BANK OF CANADA, NATIONAL BANK OF CANADA, and **THE BANK OF NOVA SCOTIA**, all Canadian chartered banks, and **ALBERTA TREASURY BRANCHES**, a financial institution, all in their capacities as Lenders

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement dated as of June 1, 2005 in respect of a Cdn. $125,000,000 revolving term credit facility (the "**Term Credit Agreement**"); and

WHEREAS the Borrower, the Lenders and the Agent now wish to amend the Term Credit Agreement to, among other matters, increase the principal amount of the revolving term credit facility created thereunder to Cdn. $165,000,000.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Term Credit Agreement.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

The words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

1.4 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

ARTICLE 2
AMENDMENTS

2.1 Definitions

Schedule "A" to the Term Credit Agreement is hereby amended by deleting from the definition of "**Revolving Loan Commitment Amount**" the reference to "Cdn. $125,000,000" and by replacing the same with "Cdn. $165,000,000".

2.2 Individual Revolving Commitment Amount

The Borrower and the Lenders hereby agree that the Individual Revolving Loan Commitment Amount of the Lenders is equal to but will not exceed the following amounts:

RBC		$ 50,000,000
National		$ 50,000,000
BNS		$ 35,000,000
ATB		$ 30,000,000
	Cdn.	$165,000,000

and that all references to "Cdn. $125,000,000" in the Term Credit Agreement are hereby deleted and replaced with "Cdn. $165,000,000".

2.3 Borrowing Base

The Borrower and the Lenders hereby agree that:

(a) the Borrowing Base for the period commencing on the date of this Agreement has been redetermined to be Cdn. $180,000,000 and Section 3.12(h) of the Term Credit Agreement is hereby amended by deleting therefrom the reference to "Cdn. $140,000,000" and by replacing the same with "Cdn. $180,000,000"; and

(b) the amount of the Borrowing Base, as set out in section 2.2(a) of this Agreement is a determination thereof with respect to and for the period commencing October 31, 2005 for purposes of Section 3.12(b) of the Term Credit Agreement.

2.4 Negative Covenants

Section 13.2(c) of the Term Credit Agreement is hereby amended by deleting therefrom the two (2) references therein to "50%" and by replacing same with "60%".

2.5 Notice of Change of Address

Pursuant to Section 19.1(c) of the Term Credit Agreement the Borrower hereby gives notice that its address and telecopier number under the Term Credit Agreement are changed to the following:

Fairborne Energy Ltd.
3400, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Telecopier: (403) 290-3216
Attention: V.P. Finance

2.6 Effective Date

This Agreement is effective as of October 31, 2005.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligation of the Agent and the Lenders to give effect to the provisions of this Agreement is subject to and conditional upon the satisfaction of each of the following conditions precedent:

(a) there exists no Default or Event of Default;

(b) the representations and warranties contained in Article 12 of the Term Credit Agreement are true and correct as of the date hereof;

(c) the Agent has received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and the Lenders, the following:

   (i) a duly executed copy of this Agreement;

   (ii) a certificate of the Borrower certifying that all applicable representations and warranties set forth in Article 12 of the Term Credit Agreement are true and correct as of the date hereof and that there exists no Default or Event of Default;

   (iii) a duly executed Consent of Guarantors in the form attached as Schedule "A" hereto;

   (iv) an opinion of counsel to the Borrower and each Material Subsidiary with respect to this Agreement and such other matters as may be required by the Agent and the Lenders; and such other documents, instruments,

registrations and assurances as the Agent or the Lenders may reasonably request;

(v) the Borrower has paid $10,000 to each of the Lenders being the arrangement fee in the aggregate amount of $40,000 payable by the Borrower hereunder.

ARTICLE 4
MISCELLANEOUS

4.1 Ratification

Save and except as amended pursuant to the terms hereof, the Term Credit Agreement is hereby ratified and confirmed.

4.2 Whole Agreement

The Term Credit Agreement, as amended by this Agreement, together with the other Documents, constitutes the whole and entire agreement between the parties and cancels and supercedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Term Credit Agreement, as amended by this Agreement, and the other Documents.

4.3 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

4.4 Governing Law

The Parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

4.5 Time of Essence

Time shall be of the essence of this Agreement.

4.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

ADDRESS FOR NOTICES:

Borrower:

FAIRBORNE ENERGY LTD.

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

Agent

ROYAL BANK OF CANADA, as Agent

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

Lenders:

ROYAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

NATIONAL BANK OF CANADA

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SCHEDULE "A"

CONSENT OF GUARANTORS

TO: Royal Bank of Canada, as Agent for the Lenders

RE: Term Credit Agreement dated as of June 1, 2005 among Fairborne Energy Ltd., as Borrower, and a syndicate of Lenders with RBC, as Agent, as amended by the First Amending Agreement dated as of October 31, 2005 among the Borrower, RBC, National, BNS and ATB Branches, as Lenders and RBC, as Agent (collectively, the "Term Credit Agreement").

In consideration of the sum of One ($1.00) Dollar now paid by the Lenders to each of the undersigned and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the undersigned), each of the undersigned hereby consents to the Borrower, the Lenders and the Agent entering into the First Amending Agreement referred to above and agrees with the Lenders that:

1. all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Term Credit Agreement;

2. the Material Subsidiary Guarantees executed by each of 988191 Alberta Ltd., Pivotal Energy Ltd., Case Resources Inc., Fairborne Production Partnership, and Fairborne Pivotal Production Partnership and the Trust Guarantee executed by the Trust, all in favour of RBC and the Lenders and all dated June 1, 2005 (collectively, the "**Guarantees**") shall include, without restricting any of the provisions of the Guarantees, a guarantee of all obligations of the Borrower under the Term Credit Agreement, as amended by the First Amending Agreement (and as hereafter amended from time to time) and under the Operating Loan Agreement (and as hereafter amended from time to time); and

3. all security heretofore granted by the undersigned in favour of RBC and the Lenders as security for the undersigned's obligations to RBC and to the Lenders shall, without restricting any of the provisions of such security, constitute collateral security for the obligations of the undersigned pursuant to the Guarantees;

and each of the Guarantees (as amended by the provisions of this consent) shall continue in full force and effect in accordance with its terms and is hereby ratified and confirmed in every respect.

DATED at the City of Calgary, in the Province of Alberta as of the 31st day of October, 2005.

988191 ALBERTA LTD.

Per: ______________________________

Per: ______________________________

PIVOTAL ENERGY LTD.

Per: ______________________________

Per: ______________________________

CASE RESOURCES INC.

Per: ______________________________

Per: ______________________________

FAIRBORNE PRODUCTION PARTNERSHIP, by its Managing Partner, Fairborne Energy Ltd.

Per: ______________________________

Per: ______________________________

FAIRBORNE PIVOTAL PRODUCTION PARTNERSHIP, by its Manager, Fairborne Energy Ltd.

Per: ______________________________

Per: ______________________________

FAIRBORNE ENERGY TRUST, by its Trustee Computershare Trust Company of Canada

Per: ______________________________

Per: ______________________________

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Fairborne Energy Trust (the "**Trust**")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. Date of Material Change:

October 5, 2006

3. News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on October 5, 2006 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change:

The Trust announced that it has reached an agreement with a syndicate of underwriters led by RBC Capital Markets, and including Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp (collectively, the "Underwriters"), pursuant to which the Trust will issue on a bought-deal basis, subject to regulatory approval, 87,500 convertible unsecured subordinated debentures (the "Debentures") at a price of $1,000 per Debenture (the "Issue Price") for total gross proceeds of $87.5 million (the "Offering"). The Trust has granted to the Underwriters an over-allotment option to purchase up to an additional $12.5 million aggregate principal amount of Debentures at the Issue Price (plus accrued interest from closing of the Offering), exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments.

The Offering is subject to normal regulatory approvals, including approval of the Toronto Stock Exchange (the "TSX"). The Debentures will be offered in all provinces of Canada by way of a short form prospectus, and by way of private placement in the United States to Qualified Institutional Buyers pursuant to Rule 144A. Closing of the Offering is expected to occur on or about October 31, 2006.

5. Full Description of Material Change:

The Trust announced that it has reached an agreement with the Underwriters, pursuant to which the Trust will issue on a bought-deal basis, subject to regulatory approval, the Debentures at a price of $1,000 per Debenture for total gross proceeds of $87.5 million. The Trust has granted to the Underwriters an over-allotment option to purchase up to an additional 12.5 million aggregate principal amount of Debentures at the Issue Price (plus accrued interest from closing of the Offering), exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments.

The Debentures will bear interest from the date of issue at 6.5% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2007. The Debentures will have a maturity date of December 31, 2011 (the "Maturity Date").

The Debentures will be convertible at the holder's option at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures into fully paid and non-assessable trust units ("Trust Units") of the Trust at a conversion price of $13.50 per Trust Unit, being a conversion rate of approximately 74.0741 Trust Units for each $1,000 principal amount of Debentures. Holders converting their Debentures will receive accrued

and unpaid interest thereon for the period from the date of the last interest payment to the date of conversion.

The Debentures will be redeemable by the Trust, at its option in whole or in part, at a redemption price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010 and at a redemption price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, plus accrued and unpaid interest.

Upon the maturity or redemption of the Debentures, the Trust may pay the outstanding principal of and premium (if any) on the Debentures in cash or may, subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of and premium (if any) on the Debentures then maturing or being redeemed by issuing and delivering that number of Trust Units obtained by dividing such principal and premium (if any) by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending 5 trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

The payment of the principal of, premium (if any) and interest on the Debentures will be subordinated in right of payment to the prior payment in full of all senior indebtedness of the Trust.

The Offering is subject to normal regulatory approvals, including approval of the TSX. The Debentures will be offered in all provinces of Canada by way of a short form prospectus, and by way of private placement in the United States to Qualified Institutional Buyers pursuant to Rule 144A. Closing of the Offering is expected to occur on or about October 31, 2006.

Net proceeds from the Offering will be used by the Trust to reduce the Trust's outstanding indebtedness, which will be redrawn as needed to fund the Trust's ongoing exploration and development activities and for general working capital purposes.

The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Forward Looking Statements - Certain information set forth in this material change report contain forward-looking statements that involve substantial known and unknown risks and uncertainties. More particularly, this material change report contains statements concerning the anticipated filing of the short form prospectus, closing date of the Offering and the anticipated use of the net proceeds of the Offering. Although the Trust believes that the expectations reflected in these forward-looking statements are reasonable, undo reliance should not be placed on them because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the Offering could be delayed if the Trust is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the Offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the Offering by the Trust might change if the board of directors of Fairborne Energy Ltd., the administrator of the Trust, determines that it would be in the best interests of the Trust to deploy the proceeds for some other purpose. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Trust undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of the Trust who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Vice-President and Chief Financial Officer, Fairborne Energy Ltd.
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. Date of Report:

October 10, 2006.

FAIRBORNE
ENERGY TRUST

October 17, 2006

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards,

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PRESS RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

FAIRBORNE ENERGY TRUST ANNOUNCES $87.5 MILLION PUBLIC OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Calgary, October 5, 2006 – Fairborne Energy Trust (the "Trust") (TSX: FEL.UN) announced today that it has reached an agreement with a syndicate of underwriters led by RBC Capital Markets, and including Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp., to issue to the public on a bought deal basis, subject to regulatory approval, Convertible Unsecured Subordinated Debentures (the "Debentures") for $1,000 per Debenture (the "Issue Price") for gross proceeds of $87,500,000 (the "Offering"). Fairborne has also granted the underwriters an option to purchase up to an additional $12,500,000 aggregate principal amount of Debentures at the Issue Price (plus accrued interest from closing of the Offering), to cover over-allotment, if any. The option is exercisable in whole or in part for a period of up to 30 days following closing of the Offering. The net proceeds of the Offering will be used to reduce outstanding indebtedness of the Trust, to fund exploration and development activities and for general corporate purposes.

The Debentures will bear interest at a rate of 6.50% per annum, payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The Debentures will mature on December 31, 2011.

The Debentures will be convertible at any time at the option of the holders into trust units of Fairborne at a conversion price of $13.50 per Trust Unit.

Fairborne will file a preliminary short form prospectus relating to the issuance of the Debentures with securities commissions and other similar regulatory authorities in each of the provinces of Canada. Closing of the offering is expected to take place on or about October 31, 2006, subject to satisfaction of customary conditions including receipt of all necessary regulatory approvals.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The Debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the Debentures may not be offered or sold to, or for the account or benefit of, any U.S. person except pursuant to applicable exemptions from registration.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

ADVISORY: This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated filing of the short form prospectus, closing date of the offering and the anticipated use of the net proceeds of the offering. Although the Trust believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Trust can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.

The closing of the offering could be delayed if the Trust is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all.

The intended use of the net proceeds of the offering by the Trust might change if the board of directors of Fairborne Energy Ltd., the administrator of the Trust, determines that it would be in the best interests of the Trust to deploy the proceeds for some other purpose.

The forward-looking statements contained in this press release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

File #82-34836

FAIRBORNE ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.13 CASH DISTRIBUTION FOR NOVEMBER 15, 2006 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

October 16, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of October 2006. The distribution will be paid on November 15, 2006 to Unitholders of record on October 31, 2006. The ex-distribution date is October 27, 2006.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.13387 to 1.14632. This increase will be effective on October 16, 2006.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	September 30, 2006
Opening Exchange Ratio:	1.13387
Fairborne Energy Trust Distribution per Unit:	$0.13
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of September):	$11.84
Increase in Exchange Ratio (**):	0.01245
Effective Date of the Increase in Exchange Ratio:	October 16, 2006
Exchange Ratio as of the Effective Date:	1.14632

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic

conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

File #82-34836

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Fairborne Energy Trust

Receipt for (Final) Short Form Prospectus dated **October 20, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **20th** day of **October, 2006**.

"*Donna M. Gouthro*"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 1001801

File #82-34836

ASC
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FAIRBORNE ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated October 20, 2006.

DATED at Calgary, Alberta this October 20, 2006

"Blaine Young"

Blaine Young
Associate Director, Corporate Finance

SEDAR Project # 01001801

KPMG

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Re: Fairborne Energy Trust (the "Trust")

We refer to the prospectus dated October 20, 2006 relating to the sale and issue of 6.5% convertible unsecured subordinated debentures of the Trust.

We consent to the use in the above mentioned prospectus of our report dated March 7, 2006, to the unitholders of the Trust on the following financial statements:

Consolidated balance sheets as at December 31, 2005 and 2004;

Consolidated statements of operations and retained earnings and cash flows for each of the years then ended.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
October 20, 2006

File #82-34836

Burnet,
Duckworth
& Palmer LLP
Law Firm

DELIVERED VIA SEDAR

October 20, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Fairborne Energy Trust (the "Trust")

We refer to the (final) short form prospectus dated October 20, 2006 (the "**Prospectus**") of Fairborne Energy Trust relating to the distribution of $87,500,000 principal amount of 6.50% convertible unsecured subordinated debentures.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Interest of Experts" and "Canadian Federal Income Tax Considerations" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings and "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(signed) Burnet, Duckworth & Palmer LLP

BD&P

1400, 350-7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Phone: (403) 260-0100
Fax: (403) 260-0332
www.bdplaw.com

Frank L. Burnet Q.C. (1890-1982)
Thomas J. Duckworth Q.C., Counsel

File #82-34836

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 31905/1518

October 20, 2006

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

RE: Short Form Prospectus of Fairborne Energy Trust (the "Trust")

We refer to the final short form prospectus dated October 20, 2006 (the "Prospectus") of the Trust relating to the offering of $87,500,000 aggregate principal amount of 6.50% convertible unsecured subordinated debentures of the Trust.

We hereby consent to the use of our firm name and reference to our opinion on the face page of the Prospectus and under the headings "Interests of Experts" and "Certain Canadian Federal Income Tax Considerations", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions set forth above or that is within our knowledge as a result of the services we performed in connection with the Prospectus.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

(signed) *"Blake, Cassels & Graydon LLP"*

30739944.1

File #82-34836

GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

To each of the securities commissions or similar regulatory authorities
in each of the provinces of Canada

Dear Sirs:

We refer to our independent engineering evaluation of Fairborne Energy Trust's (Fairborne) oil, natural gas liquids and natural gas interests dated February 28, 2006 and effective December 31, 2005 (the "GLJ Report").

We hereby consent to the use of our name and the incorporation by reference of the GLJ Report in the Short Form Prospectus ("Prospectus") of Fairborne.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein (whether by incorporation by reference or otherwise) that is derived from the Report, as a result of our providing the Report or that is within our knowledge as a result of the preparation of the Report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

Doug R. Sutton, P. Eng.
Vice-President

Dated: October 20, 2006
Calgary, Alberta
CANADA

File #82-34836

Sproule
ASSOCIATES LIMITED

Geological, Geophysical and Petroleum Engineering Consultants

Ref.: 3152.15832

October 20, 2006

To: Each of the securities commissions or similar regulatory authorities in each of the provinces of Canada

Re: Fairborne Energy Trust - Final Short Form Prospectus dated October 20, 2006 (the "Prospectus")

Dear Sirs:

We refer to our report entitled "Evaluation of the P&NG Reserves of Fairborne Energy Trust (As of December 31, 2005)", dated March 30, 2006 (the "Report"); incorporated by reference in the Prospectus.

We hereby consent to the use of our name and references to excerpts from the Report in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within our knowledge as a result of the preparation of our Report.

Sincerely,

R. Keith MacLeod, P.Eng.
Executive Vice-President

RKM:db
W:\3152\15832\consent\rkm1.doc

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590
Toll Free: 1-877-777-6135
info@sproule.com, www.sproule.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

***Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.** For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the secretary of Fairborne Energy Ltd., the administrator of Fairborne Energy Trust, at 3400, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1, Telephone (403) 290-7750, and are also available electronically at www.sedar.com.*

New Issue **October 20, 2006**

SHORT FORM PROSPECTUS

FAIRBORNE ENERGY TRUST

$87,500,000

6.50% Convertible Unsecured Subordinated Debentures

Fairborne Energy Trust (the "**Trust**", "**Fairborne**", "**us**", "**we**" or "**our**" and, where the context requires, also includes the Trust's subsidiaries) is hereby qualifying for distribution 87,500 6.50% convertible unsecured subordinated debentures (the "**Debentures**") of the Trust at a price of $1,000 per Debenture (the "**Offering**"). The Debentures have a maturity date of December 31, 2011 (the "**Maturity Date**") and bear interest at an annual rate of 6.50% payable semi-annually on December 31 and June 30 in each year commencing June 30, 2007. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010 and at a price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units ("**Units**" or "**Trust Units**") of the Trust at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Unit, subject to adjustment upon the occurrence of certain events as described in the Debenture Indenture (as defined herein). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding December 31 and June 30, in each year, commencing June 30, 2007, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

Upon the maturity or redemption of the Debentures, the Trust may pay the outstanding principal of and premium (if any) on the Debentures in cash or may, at its option, on not greater than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of Units obtained by dividing the aggregate amount of principal and premium (if any) on the Debentures which have matured or redeemed by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange (the "**TSX**") for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

The issued and outstanding Units and Exchangeable Shares (as defined herein) are listed on the TSX under the trading symbol FEL.UN and FXL, respectively. On October 19, 2006, the last trading day prior to the filing of the short form prospectus, the closing price of the Units on the TSX was $12.73. There is currently no market through which the Debentures may be sold. The TSX has conditionally approved the listing of the Debentures and the Units issuable on the conversion, redemption or maturity of the Debentures. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before January 12, 2007. The offering price of the Debentures was determined by negotiation between Fairborne Energy Ltd. (the "**Administrator**" or "**Fairborne Energy**"), as administrator of, and on behalf of, the Trust, and RBC Dominion Securities Inc., on its own behalf and on behalf of Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**").

	Price: $1,000 per Debenture		
	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [(1)]
Per Debenture	$1,000	$40	$960
Total [(2)]	$87,500,000	$3,500,000	$84,000,000

Notes:

(1) Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "**Over-Allotment Option**") to purchase up to approximately 15% of the principal amount of the Debentures issued (or up to an additional $12,500,000 principal amount of Debentures) at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part, at the sole discretion of the Underwriters at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position. If the Over-Allotment Option is exercised in full, the "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Trust" (before deducting expenses of the Offering) will be $100,000,000, $4,000,000 and $96,000,000, respectively (excluding accrued interest paid in respect of such Debentures). See "Plan of Distribution". This short form prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	12,500 Debentures	Up until 30 days after the closing of the Offering	$1,000 per Debenture plus accrued interest
Total securities under option	12,500 Debentures	N/A	$1,000 per Debenture plus accrued interest

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures, on the date of closing, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("**DPSPs**") (except a DPSP to which the Trust, or a corporation with which the Trust does not deal at arm's length, has made a contribution) and registered education savings plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The head office of the Trust and the Administrator is located at 3400, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1 and the registered office of the Administrator is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

RBC Dominion Securities Inc. and National Bank Financial Inc., two of the Underwriters, are a direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to the Trust. Consequently, the Trust may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. A portion of the net proceeds of the Offering will be used to repay a portion of the Trust's indebtedness to such banks. See "Relationship Among the Trust and certain Underwriters" and "Use of Proceeds".

A return on the Units issuable on the conversion, redemption or maturity, as the case may be, of the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. **Although the Trust intends to make distributions out of its available cash to holders of Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended.** The actual amount distributed will depend on numerous factors including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. **Cash distributions by the Trust to Unitholders are not guaranteed.** See, for example, the risks described under "Risk Factors" herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about October 31, 2006 (the "**Closing Date**") or such other date not later than November 30, 2006 as the Trust and the Underwriters may agree. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee under the book-based system administered by CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances and registration will be made in the depository service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Units or the Debentures at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

The Debentures and the Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "could", "believe", "predict", "potential", "should" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this short form prospectus and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein.

In particular, this short form prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining, but not limited, to the following:

- the use of proceeds from this Offering;
- the size of the Trust's oil, natural gas liquids and natural gas reserves;
- estimates of future cash flow and distributions;
- projections of market prices and costs and the related sensitivities to distributions;
- oil, natural gas liquids and natural gas production levels;
- drilling plans and timing of drilling, recompletion and tie-in of wells;
- weighting of production between different commodities;
- commodity prices, exchange rates and interest rates;
- expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses;
- capital expenditure programs and other expenditures and the timing and method of financing thereof;
- supply of and demand for oil, natural gas liquids and natural gas;
- expectations regarding an ability to raise capital and to continually add to reserves through acquisitions and development;
- Fairborne's future operating and financial results;
- schedules and timing of certain projects and our strategy for future growth; and
- treatment under governmental and other regulatory regimes and tax, environmental and other laws.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil, natural gas liquids and natural gas;
- changes or fluctuations in oil, natural gas liquids and natural gas production levels;
- liabilities inherent in oil and natural gas operations;
- adverse regulatory rulings, orders and decisions;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands, services and skilled personnel;
- incorrect assessments of the value of acquisitions and targeted exploration and development assets;
- fluctuation in foreign exchange or interest rates;
- stock market volatility and market valuations;
- failure to realize the anticipated benefits of acquisitions;
- actions by governmental or regulatory authorities including changes in income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- changes in environmental or other legislation applicable to Fairborne's operations, and Fairborne's ability to comply with current and future environmental and other laws;
- geological, technical, drilling and processing problems and other difficulties in producing oil, natural gas liquids natural gas reserves; and
- the other factors discussed under "Risk Factors" herein and in the AIF (as defined herein).

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust, the Administrator nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the terms set forth below have the meanings indicated unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administrator**" or "**Fairborne Energy**" means Fairborne Energy Ltd., a corporation amalgamated under the ABCA, a wholly-owned subsidiary of the Trust and administrator of the Trust;

"**AIF**" means the Annual Information Form of the Trust dated March 28, 2006;

"**Arrangement**" means the plan of arrangement involving the Trust, Fairborne Energy, Fairborne ExchangeCo and Fairquest completed on June 1, 2005 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Fairborne Energy;

"**Bridge Facility**" has the meaning ascribed thereto under the heading "Credit Facilities" herein;

"**Credit Facilities**" has the meaning ascribed thereto under the heading "Credit Facilities" herein;

"**Debenture Indenture**" means the trust indenture to be dated as of the date of closing of the Offering between the Trust, the Administrator and the Debenture Trustee governing the terms of the Debentures;

"**Debenture Trustee**" means Computershare Trust Company of Canada or its successor as trustee under the Debenture Indenture;

"**Debentures**" means the 6.50% convertible unsecured subordinated debentures of the Trust offered hereby;

"**Exchangeable Shares**" means the exchangeable shares in the capital of Fairborne Energy which are exchangeable for Trust Units;

"**Fairborne**" or the "**Trust**" means Fairborne Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta pursuant to the Fairborne Trust Indenture. All references to "Fairborne" or the "Trust", unless the context otherwise requires, are references to Fairborne Energy Trust and its subsidiaries;

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated pursuant to the ABCA;

"**Fairborne Trust Indenture**" or "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 between Computershare Trust Company of Canada and Fairborne Energy, as amended from time to time;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

"**Note(s)**" means the unsecured, subordinated promissory note(s) issued by Fairborne Energy and held by the Trust;

"**Offering**" means the offering of Debentures under this short form prospectus;

"**Over-Allotment Option**" means the option granted by the Trust to the Underwriters to purchase up to approximately 15% of the principal amount of Debentures issued (or up to an additional $12,500,000 aggregate principal amount of Debentures) at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the Offering of the Debentures, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means, collectively, RBC Dominion Securities Inc., Canaccord Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Sprott Securities Inc. and FirstEnergy Capital Corp.;

"**Underwriting Agreement**" means the agreement dated as of October 12, 2006 among the Trust, the Administrator and the Underwriters in respect of the Offering;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**Unitholders**" means the holders from time to time of the Units;

"**Units**" or "**Trust Units**" means trust units of the Trust;

"**Voting and Exchange Agreement Trustee**" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated June 1, 2005 between the Trust, Fairborne Energy, Fairborne ExchangeCo and the Trustee.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

NON-GAAP MEASURES

In this short form prospectus and the documents incorporated by reference, the Trust uses the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" to refer to the amount of cash available for distribution to Unitholders and/or as an indicator of financial performance. "Funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds generated from operations cannot be assured and future distributions may vary. All references to "funds generated from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities, certain development and exploration costs and settlement of asset retirement expenditures. A reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the Trust's financial statements. Funds generated from operations may be reconciled to cash flows from operating activities by deducting asset retirement obligations and non-cash working capital. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit. The Trust uses the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" as indicators of financial performance because the terms "funds generated from operations", "distributable cash/cash available for distribution", "netbacks" and "payout ratio" are often utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector and management believes that these terms are also indicators of the ability of the Trust to make cash distributions.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the AIF;

(b) the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(c) the Trust's management's discussion and analysis of the financial condition and results of operations for the year ended December 31, 2005;

(d) the unaudited comparative consolidated financial statements of the Trust for the six month period ended June 30, 2006 together with the notes thereto;

(e) the Trust's management's discussion and analysis of the financial condition and results of operations for the six month period ended June 30, 2006;

(f) the Trust's information circular – proxy statement dated March 17, 2006 relating to the annual meeting of the Unitholders held on April 26, 2006; and

(g) the material change report of the Trust dated October 10, 2006 with respect to the Offering.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FAIRBORNE ENERGY TRUST

We are an open-end investment trust created on April 20, 2005 under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. See "Fairborne Energy Trust" in the AIF.

DESCRIPTION OF THE BUSINESS

Our principal undertaking is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Our direct and indirect subsidiaries and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. A portion of cash flow from the properties is flowed from Fairborne Energy to us by way of interest payments and principal repayments on the Notes as well as dividends paid on the common shares of Fairborne Energy.

Unitholders receive monthly distributions from the cash flow generated by Fairborne Energy. The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that Fairborne Energy's assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month. The board of directors of Fairborne Energy reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders and approximately 40% of cash available to fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

See "Description of the Business of the Trust" and "General Development of our Business" in the AIF.

DESCRIPTION OF THE UNITS AND SPECIAL VOTING UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.

Voting

Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Pre-Emptive Rights, Redemption and Conversion

Each Trust Unit is not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Additional Information Respecting the Trust - Redemption Right" in the AIF.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Fairborne Energy or the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Fairborne Energy and the ability of Fairborne Energy to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Fairborne Energy in the resolution authorizing the issuance of any Special Voting Units. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Fairborne Energy or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. A single Special Voting Unit was issued to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders of the Exchangeable Shares issued in connection with the Arrangement. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Additional Information

For additional information respecting Trust Units, including information respecting Unitholders' limited liability, the terms of the Exchangeable Shares, restrictions on Non-Resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see under the headings "Additional Information Respecting the Trust" and "Share Capital of Fairborne Energy" in the AIF, which is incorporated by reference herein.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2005 and June 30, 2006 and are derived from audited financial information in the case of December 31, 2005 and unaudited financial information in the case of June 30, 2006. Interest expense and cash flow are on a pro forma basis and includes interest expense on the Debentures (assuming the Over-Allotment Option is exercised in full), less the interest reduction relating to the repayment of indebtedness under the Credit Facilities following closing of the Offering. Funds generated from operations (defined as cash provided by operating activities before changes in non-cash working capital related to operating activities and settlement of asset retirement expenditures) coverage disclosure included herein is provided as supplemental information only.

The income of the Trust before interest and income tax reduction and after non-controlling interests for the twelve-month periods ended December 31, 2005 and June 30, 2006 was $50.7 million and $59.8 million, respectively. The interest expense for the twelve month periods ended December 31, 2005 and June 30, 2006 was $9.5 million and $10.7 million, respectively, for a coverage ratio of 5.3 times and 5.6 times, respectively. The dollar amount of the excess coverage for the twelve month periods ended December 31, 2005 and June 30, 2006 would have been $41.2 million and $49.1 million, respectively. Funds generated from operations for the twelve month periods ended December 31, 2005 and June 30, 2006 was $120.5 million and $130.7 million, respectively, resulting in funds generated from operations coverage for such periods of 12.6 times and 12.2 times, respectively. These interest coverage ratios reflect historical earnings and funds generated from operations.

Under GAAP, the Debentures are and will be classified as a liability with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized over the term of such Debentures. The

portion of the Debentures classified as a liability will be accreted to interest expense over the term of such Debentures to increase the carrying value of the liability to the face value of the Debentures.

CONSOLIDATED CAPITALIZATION OF THE TRUST

There have been no material changes in the unit capitalization or in the indebtedness of the Trust since June 30, 2006 other than (i) the issuance of 207,121 Trust Units upon the exchange of Exchangeable Shares, (ii) an increase in bank debt to approximately $185.6 million as at October 19, 2006, including the establishment of the Bridge Facility (as defined herein). See "Credit Facilities". After giving effect to the Offering and the use of proceeds discussed herein, the Trust anticipates a reduction in bank debt of approximately $83.5 million leaving a balance of approximately $102.1 million, including the repayment of the Bridge Facility. The indebtedness under the Bridge Facility was incurred in connection with an acquisition of an oil and gas property from an arm's length party. Indebtedness under the Credit Facilities was incurred in the ordinary course in connection with ongoing oil and gas exploration, development and acquisition activities. If the Over-Allotment Option is exercised in full, and after giving effect to the use of proceeds discussed herein, the Trust anticipates a total reduction in bank debt of approximately $95.5 million leaving a balance of approximately $90.1 million including the repayment of the Bridge Facility. See "Use of Proceeds".

CREDIT FACILITIES

In conjunction with the Arrangement, Fairborne Energy entered into new credit facilities (the "**Credit Facilities**"). At October 19, 2006 the Trust had a $165 million extendable revolving term credit facility and a $15 million demand operating credit facility. The extendable revolving term facility is available on a revolving basis until May 31, 2007, at which time it may be extended at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365-day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The Credit Facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by the Trust and all related partnerships and subsidiaries in respect of our obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Pursuant to the Credit Facilities and a subordination agreement related thereto, any present and future indebtedness of Fairborne Energy, or any of its subsidiaries, to the Trust, including under the Notes, is made subordinate to the repayment of amounts owing under the Credit Facilities. Further, under the Credit Facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under the Credit Facilities has occurred and is continuing; and (ii) outstanding loans under the Credit Facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of the Credit Facilities and the subordination agreement ensure our lenders have priority over our Unitholders with respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to our lenders under the Credit Facilities must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions to our Unitholders. See "Risk Factors – Debt Service".

Fairborne Energy recently obtained a $20 million non-revolving, non-extendible term facility (the "**Bridge Facility**") to finance a property acquisition completed in July 2006. The Bridge Facility is payable in full on October 31, 2006 with security provided consistent with the Credit Facilities. Interest payable on amounts drawn under the Bridge Facility is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate of LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 1.5% to 2.75% depending on the form of borrowing.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The Trust Units and the Exchangeable Shares are listed and traded on the TSX. The trading symbol for the Trust Units is "FEL.UN" and for the Exchangeable Shares is "FXL".

The following sets forth trading information for our Trust Units since they began trading on the TSX following the Arrangement:

Period	High	Low	Volume
2005			
June (6-30)	$11.45	$10.40	12,571,880
July	$13.05	$10.77	8,941,142
August	$13.90	$12.58	10,348,838
September	$18.74	$13.90	9,965,431
October	$18.98	$14.57	5,749,523
November	$16.26	$13.40	5,483,513
December	$17.70	$15.98	4,845,799
2006			
January	$17.19	$15.90	3,117,362
February	$16.58	$13.55	4,325,607
March	$15.75	$14.09	4,199,847
April	$17.00	$14.34	3,249,149
May	$15.70	$13.50	2,294,108
June	$14.44	$12.25	3,173,466
July	$15.30	$12.25	3,525,595
August	$15.75	$14.10	3,400,333
September	$14.95	$11.50	3,201,531
October (1 to 19)	$12.74	$10.76	5,850,101

On October 19, 2006, the last trading day prior to the filing of the short form prospectus, the closing price of the Units on the TSX was $12.73.

DISTRIBUTIONS TO UNITHOLDERS

An objective of our distribution policy is to provide Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of our cash flow.

Although we strive to provide Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Unitholders each month may vary according to a number of factors, including, fluctuations in commodity prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt. See "Risk Factors" in the AIF.

Since our formation, monthly cash distributions have been declared in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date
June 30, 2005	$0.11	July 15, 2005
July 31, 2005	$0.11	August 15, 2005
August 31, 2005	$0.11	September 15, 2005
September 30, 2005	$0.11	October 17, 2005
October 31, 2005	$0.11	November 15, 2005
November 30, 2005	$0.13	December 15, 2005
December 31, 2005	$0.13	January 16, 2005
January 31, 2006	$0.13	February 15, 2006
February 28, 2006	$0.13	March 15, 2006
March 31, 2006	$0.13	April 17, 2006
April 30, 2006	$0.13	May 15, 2006
May 31, 2006	$0.13	June 15, 2006
June 30, 2006	$0.13	July 17, 2006
July 31, 2006	$0.13	August 15, 2006
August, 31, 2006	$0.13	September 15, 2006
September 30, 2006	$0.13	October 16, 2006

In certain circumstances, distributions may be restricted under our borrowing agreements. See "Borrowings" in the AIF.

Cash distributions paid to Unitholders in 2005 were 97% taxable as other income and 3% were taxable as dividends.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $83,500,000 after deducting the fees of $3,500,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Debentures hereunder are estimated to be $95,500,000 (excluding accrued interest paid on the Debentures issued pursuant to the Over-Allotment Option) after deducting the fees of $4,000,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to repay the Bridge Facility, reduce the indebtedness under the Credit Facilities, which will be redrawn, as needed, to fund the Trust's ongoing exploration and development activities and for general working capital purposes. The Trust's current indebtedness under the Credit Facilities and the Bridge Facility has been incurred in the normal course of business and operations and in connection with previous acquisitions and capital and other expenditures made by the Trust. See "Relationship Among the Trust and Certain Underwriters".

DETAILS OF THE OFFERING

The Offering consists of 87,500 Debentures at a price of $1,000 per Debenture. The following is a summary of the material attributes and characteristics of the Debentures and is subject to reference to the terms of the Debenture Indenture referred to below.

General

The Debentures will be issued under the Debenture Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $87,500,000 ($100,000,000 if the Over-Allotment Option is exercised in full). The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be dated as of the closing date of the Offering and will have a maturity date of December 31, 2011.

The Debentures will bear interest from the date of issue at 6.50% per annum, which will be payable semi-annually in arrears on December 31 and June 30 in each year, commencing with the first interest payment date on June 30, 2007. The first interest payment will include interest accrued from the closing of the Offering to June 30, 2007 and, in the case of the Debentures issued upon exercise of the Over-Allotment Option, if any, the first interest payment will include interest accrued from the date of closing to June 30, 2007.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada, or at the option of the Trust and subject to applicable regulatory approval, by payment of Units in accordance with the Unit Interest Payment Obligation and the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated and postponed to other liabilities of the Trust and its subsidiaries as described under "Subordination". The Debenture Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness; provided that the Debenture Indenture will include a restriction on the issuance of additional convertible debentures of equal ranking such that the total principal amount of all issued and outstanding convertible debentures of the Trust cannot exceed 25% of the Total Market Capitalization (as defined below under "Limitation on Issuance of Additional Debentures") of the Trust immediately after the issuance of such additional convertible debentures.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Unit (the "**Conversion Price**"), being a conversion rate of 74.0741 Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the three business days preceding December 31 and June 30 in each year, commencing June 30, 2007, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to all or substantially all holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all holders of Units entitling them to acquire Units or other securities convertible or exchangeable into Units at less than 95% of the then Current Market Price (as defined below) of the Units; and (d) the distribution to all or substantially all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. The term "**Current Market Price**" will be defined in the Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth day preceding the date of the applicable event.

Redemption and Purchase

The Debentures will not be redeemable on or before December 31, 2009 except in the event of the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred, as outlined in the Debenture Indenture. See "Change of Control of the Trust". After December 31, 2009 and prior to December 31, 2010, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 40 days prior notice at a redemption price of $1,050 per Debenture, plus accrued and unpaid interest thereon, if any. After December 31, 2010 and prior to the Maturity Date, the Debentures will be redeemable in whole or in part at the option of the Trust on not more than 60 days and not less than 40 days prior notice at a redemption price of $1,025 per Debenture, plus accrued and unpaid interest thereon, if any. The redemption prices of $1,050 and $1,025, as the case may be, are hereafter referred to as the "**Redemption Price**".

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the Current Market Price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "**Senior Indebtedness**" of the Trust will be defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or guaranteed by the Trust (whether outstanding as at the date of the Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon (but excluding the issuance of Trust Units or other securities similar in nature thereto upon any conversion, redemption or maturity). The Debenture Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinated to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under the Credit Facilities. See "Credit Facilities".

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Units or securities convertible into or carrying a right to acquire Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon (the "**Debenture Offer Price**").

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time and subject to regulatory approval, if required, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Debenture Indenture (an "**Interest Payment Date**"), by delivering sufficient Units to the Debenture Trustee to satisfy all or the part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the "**Unit Interest Payment Election**"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure to pay interest on the Debentures within 10 days of when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "**Total Market Capitalization**" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Trust Units (including that number of Trust Units issuable on the relevant date upon exchange of outstanding Exchangeable Shares) by the Current Market Price of such Trust Units on the relevant date.

Limitation on Non-Resident Ownership

Fairborne Energy may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by Fairborne Energy to determine or estimate as best possible the residence of the beneficial owners of Debentures.

Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of subsection 132(6) of the Tax Act at all times. Without limiting the generality of the foregoing and if determined necessary or desirable by Fairborne Energy in order to comply with the provisions thereof, the Trust, by or through Fairborne Energy on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Debentures. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust and/or ownership of the Debentures by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through Fairborne Energy on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of Fairborne Energy to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust of Debentures or the transfer by any holder of Debentures to a Non-Resident and/or require the sale of Debentures by Non-Residents on a basis determined by Fairborne Energy and/or suspend rights in respect of Debentures held by Non-Resident holders transferred contrary to the provisions of the Debenture Indenture or not sold in accordance with the requirements thereof. In addition, the Debenture Trustee, by or through Fairborne Energy, may, if determined appropriate by and upon instruction of Fairborne Energy, establish operating procedures for, and maintain, a reservation system which may limit the number of Debentures that Non-Residents may hold, limit the transfer of the legal or beneficial interest in any Debenture to Non-Residents unless selected through a process determined appropriate by Fairborne Energy, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by Fairborne Energy. The operating procedures relating to such reservation system shall be determined by Fairborne Energy and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Debenture contrary to the provisions of such reservation system may not be recognized by the Trust.

Book-Entry System for Debentures

The Debentures, except as described below, will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificated form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 87,500 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on October 31, 2006, or such other date not later than November 30, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, being an aggregate fee payable by the Trust of $3,500,000, in consideration for their services in connection with the Offering.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to approximately 15% of the principal amount of the Debentures issued (or up to an additional $12,500,000 principal amount of Debentures) at a price of $1,000 per Debenture (plus accrued interest from the initial closing of the Offering to the closing of the Over-Allotment Option) on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part, at the sole discretion of RBC Dominion Securities Inc., on behalf of the Underwriters, paid at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters' over-allocation position. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $100,000,000, $4,000,000 and $96,000,000, respectively (excluding accrued interest paid in respect of such Debentures). This short form prospectus also qualifies for distribution of the grant of the Over-Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If any one or more Underwriters fail to purchase the Debentures that it has agreed to purchase, and the number of such Debentures is not more than 5% of the aggregate number of Debentures offered hereby, the non defaulting Underwriters are obligated severally, and their respective proportions, to purchase the Debentures which such defaulting Underwriter or Underwriters fail to purchase. If any one or more of the Underwriters fails to purchase the Debentures which it has agreed to purchase and the number of such Debentures is more than 5% of the aggregate number of Debentures offered hereby, then the non defaulting Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures (other than the Additional Debentures) if any are

purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and the Administrator will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering – Book-Entry System for Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units or the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the Offering without the consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Debentures offered hereunder and the Units issuable on the conversion, redemption or maturity of the Debentures. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before January 12, 2007.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Two of the Underwriters, RBC Dominion Securities Inc. and National Bank Financial Inc., are direct or indirect wholly-owned subsidiaries of Canadian chartered banks (the "**Banks**") which are lenders to Fairborne Energy pursuant to the Credit Facilities and one of the Underwriters, RBC Dominion Securities Inc., is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to Fairborne Energy pursuant to the Bridge Facility. Accordingly, the Trust may be considered a connected issuer of RBC Dominion Securities Inc. and National Bank Financial Inc. under applicable securities laws.

As at October 19, 2006, approximately $165.6 million was outstanding under the Credit Facilities and approximately $20 million was outstanding under the Bridge Facility. Of the $165.6 million outstanding under the Credit Facilities, Fairborne Energy was indebted to the Banks in the aggregate amount of $104.0 million pursuant to the Credit Facilities and indebted to one of the Banks in the amount of $20 million pursuant to the Bridge Facility. See "Consolidated Capitalization of the Trust" and "Credit Facilities". The Trust is in compliance with all material terms of the agreement governing the Credit Facilities and Bridge Facility. Neither the financial position of the Trust nor the value of the security under the Credit Facilities and Bridge Facility has changed substantially since the indebtedness under the Credit Facilities and Bridge Facility was incurred.

The decision to distribute the Debentures offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between the Administrator, on behalf of the Trust, and RBC Dominion Securities Inc. on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facilities and Bridge Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, RBC Dominion Securities Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee and the banks affiliated with such underwriters will receive certain proceeds of the Offering from the Trust as repayment of outstanding indebtedness. See "Use of Proceeds".

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Blake, Cassels & Graydon LLP, as a group, each own, directly or indirectly, less than 1% of the Units. C. Steven Cohen, the secretary of Fairborne Energy, is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to the Trust.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act, holds the Debentures and the Units issued on the

conversion, redemption or repayment of the Debentures (collectively, the "**Securities**") as capital property and deals at arm's length with, and is not affiliated with, the Trust and the Underwriters. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder that is a "financial institution", "specified financial institution", or a holder an interest in which would be a "tax shelter investment" all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("**CRA**"). Except for specifically proposed amendments (the "**Proposed Amendments**") to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Unit (other than Units issued or cash received in respect of interest).

The cost to the holder of the Units so acquired will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Unit.

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. The amount of any premium paid by the Trust as a consequence of redeeming a Debenture prior to maturity may be deemed to be interest for purposes of the Tax Act. If the holder receives Units on redemption or repayment (other than in respect of interest), the holder will be considered to have received proceeds of disposition equal to the fair market value of the Units so received and the amount of any cash received in lieu of any fractional Unit. The cost to the holder of the Units so received will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Unit.

On any disposition or deemed disposition a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater

(or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition (and any amount paid to the holder that is deemed to be interest) will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture must be deducted against taxable capital gains realized by the holder in the year of disposition and any excess may be deducted against taxable capital gains realized by the holder in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year whether in cash, Units or otherwise. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.

The cost to a Unitholder of a Unit will generally include all amounts paid by the Unitholder for the Unit and the cost to a Unitholder of a Unit received in lieu of a cash distribution will be equal to the amount of such distribution. The cost of Units acquired on the conversion, or redemption or repayment of a Debenture will be the fair market value of such Units on the date of acquisition. These amounts will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base will be increased by the amount of such deemed gain.

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition and any excess may be deducted against taxable capital gains realized by the holder in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as

defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Units in consideration for cash or Notes, Other Notes or Redemption Notes (all as defined in the AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. The receipt of such notes in substitution for Units may result in a change in the income tax characterization of distributions. Holders of such notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on such notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving such notes on a redemption.

Status of the Trust

Based upon representations made by Fairborne Energy, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by Fairborne Energy that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Income of the Trust

The Trust is subject to taxation in each taxation year on its taxable income for that year including interest which accrues to it from Fairborne Energy and all amounts that accrue to it in respect of royalties, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The Trust's taxation year ends on December 31 of each year.

Costs incurred by the Trust on the issuance of Units and Debentures, including underwriting fees, generally may be deducted by the Trust at the rate of 20% per year, pro-rated where the Trust's taxation year is less than 365 days. The Trust also will be entitled to deduct reasonable current expenses incurred in its ongoing operations.

Amounts paid by the Trust as consideration for royalty interests in respect of one or more Canadian resource properties in a taxation year generally will be added to its cumulative Canadian oil and gas property expense ("**COGPE**") account. In computing its income for a taxation year, the Trust may deduct from any source an amount not exceeding 10%, on a declining balance basis, of its cumulative COGPE account at the end of that year. Where, as a result of a sale of a property by Fairborne Energy, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If, after taking into account all additions and deductions for any taxation year, the balance of the Trust's cumulative COGPE account is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

Under the Fairborne Trust Indenture, an amount equal to all of the income of Fairborne for each year net of the Trust's deductions and expenses generally will be payable to its Unitholders by way of cash distributions, however, any part of the income may be payable, at the Trustee's option, in the form of Units. Income also may be used to finance cash redemptions of Units.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes so that it generally will not be liable for any material amounts of income tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, DPSPs (except a DPSP to which the Trust has made a contribution, or a corporation with which the Trust does not deal at arm's length) and registered education savings plans (collectively, the "**Plans**"). If the Trust ceases to qualify as a mutual fund trust, the Debentures and the Units issuable on conversion, redemption or maturity of the

Debentures will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

Where a Plan receives Notes, Other Notes or Redemption Notes (all as defined in the AIF) as a result of a redemption of Units, such notes may not be qualified investments for the Plan under the Tax Act depending upon the circumstances at the time, and this could give rise to adverse consequences to the Plan or the annuitant thereunder. Accordingly, Plans that own Units should consult their own advisors before deciding to exercise the redemption rights thereunder.

See "Risk Factors" in the AIF.

RISK FACTORS

An investment in the securities of Fairborne is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF as well as the following risk factors:

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

The Debenture Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except insofar as issuances of additional convertible debentures cannot result in the total principal amount of all issued and outstanding convertible debentures exceeding 25% of the Total Market Capitalization of the Trust immediately after such additional issuance. . The Debenture Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Trust Indenture, among other things, restricts the Trust's level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Possible Dilutive Effects on Holders of Units

The Trust may determine to redeem outstanding Debentures for Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Units. Accordingly, holders of Units may suffer dilution. See "Details of the Offering – Payment upon Redemption or Maturity".

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust where necessary, the Trust would not be able to access the remedies available thereunder.

MATERIAL CONTRACTS

The material contracts entered into or to be entered into by the Trust in connection with the Offering are as follows:

(a) the Underwriting Agreement referred to under the "Plan of Distribution"; and

(b) the Debenture Indenture referred to under "Details of Offering".

Copies of each of the foregoing agreements (in draft form prior to closing in the case of the Debenture Indenture) and the Credit Facilities referred to under "Credit Facilities", may be inspected during regular business hours at the offices of Trust, at 3400, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1 during the period of distribution of the Debentures.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust, the Administrator or any of their respective subsidiaries is a party or in respect of which any of their respective properties are subject, nor are any such proceedings known by the Trust to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 2700, 205-5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Units, Exchangeable Shares and the Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus dated October 20, 2006 relating to the $87,500,000 principal amount of 6.50% convertible unsecured subordinated debentures of Fairborne Energy Trust (the "**Trust**"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the abovementioned short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 7, 2006.

(signed) *KPMG LLP*

Chartered Accountants

Calgary, Canada
October 20, 2006

CERTIFICATE OF THE TRUST

Dated: October 20, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FAIRBORNE ENERGY TRUST
BY FAIRBORNE ENERGY LTD.

By: *"Steven R. VanSickle"*
Steven R. VanSickle - President and Chief Executive Officer

By: *"Aaron G. Grandberg"*
Aaron G. Grandberg - Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD.

By: *"Richard A. Walls"*
Richard A. Walls - Director

By: *"Robert B. Hodgins"*
Robert B. Hodgins - Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 20, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: *"Kent D. Ferguson"*
Kent D. Ferguson

CANACCORD CAPITAL CORPORATION

By: *"George T. Wilson"*
George T. Wilson

CIBC WORLD MARKETS INC.

By: *"Michael De Carle"*
Michael De Carle

NATIONAL BANK FINANCIAL INC.

By: *"Robert B. Wonnacott"*
Rob Wonnacott

SPROTT SECURITIES INC.

By: *"Brian K. Petersen"*
Brian K. Petersen

FIRSTENERGY CAPITAL CORP.

By: *"Hugh R. Sanderson"*
Hugh R. Sanderson

UNDERTAKING

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
(collectively, the "**Securities Commissions**")

To the extent that the securities legislation in certain jurisdictions is ambiguous regarding certain matters set forth in National Policy 41-201 – *Income Trusts and Other Indirect Offerings*, and in connection with the filing of a (final) short form prospectus dated October 20, 2006, Fairborne Energy Trust (the "**Trust**") hereby undertakes that while the Trust is a reporting issuer:

(i) in complying with its reporting issuer obligations, the Trust will treat Fairborne Energy Ltd. (the "**Operating Entity**") as a subsidiary of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Operating Entity and the Trust, then for as long as the Operating Entity (and any of its significant business interests) represents a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for the Operating Entity (and any of its significant business interests);

(ii) the Trust will take the appropriate measures to require each person who would be an insider of the Operating Entity if the Operating Entity were a reporting issuer to (i) file insider reports about trades in units of the Trust (including securities which are exchangeable into units of the Trust), and (ii) comply with statutory prohibitions against insider trading; and

(iii) the Trust will annually certify that it has complied with this undertaking, and will file a certificate to that effect on SEDAR concurrently with the filing of its annual financial statements.

DATED this 20th day of October, 2006.

FAIRBORNE ENERGY TRUST
by its attorney Fairborne Energy Ltd.

Per: Signed "*Aaron G. Grandberg*"
Aaron G. Grandberg
Vice President and Chief Financial Officer

File #82-34836

UNDERTAKING

To: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

Fairborne Energy Trust (the "**Trust**") hereby undertakes to file copies of the material contracts of the Trust in connection with the Trust's offering of convertible unsecured subordinated debentures pursuant to the (final) short form prospectus dated October 20, 2006 (the "**Offering**") as soon as practicable subsequent to execution thereof but in any event no later than seven business days following the closing of the Offering.

DATED this 20th day of October, 2006.

FAIRBORNE ENERGY TRUST
by its administrator Fairborne Energy Ltd.

Per: Signed "*Aaron G. Grandberg*"
Aaron G. Grandberg
Vice President and Chief Financial Officer

G:\062228\0008\SEDAR Filings - Final\trust undertaking re material contracts (conformed).doc

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 28, 2006

(signed) *"Steven R. VanSickle"*
Steven R. VanSickle
President & Chief Executive Officer
Fairborne Energy Trust

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 28, 2006

(signed) *"Aaron G. Grandberg"*
Aaron G. Grandberg
Vice-President, Finance & Chief Financial Officer
Fairborne Energy Trust

CREDIT AGREEMENT DATED AS OF JUNE 1, 2005

AMONG

FAIRBORNE ENERGY LTD.

as Borrower

- and -

AND THE FINANCIAL INSTITUTIONS WHICH ARE, OR HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT

as Lenders

- and -

ROYAL BANK OF CANADA

as Arranger and Agent

TABLE OF CONTENTS

CREDIT AGREEMENT

THIS AGREEMENT made the 1st day of June, 2005.

BETWEEN:

FAIRBORNE ENERGY LTD.
as Borrower

- and -

THE FINANCIAL INSTITUTIONS WHICH ARE, OR HEREAFTER BECOME, LENDERS UNDER THIS AGREEMENT

as Lenders

-and-

ROYAL BANK OF CANADA

as Arranger and Agent

PREAMBLE:

The Borrower has requested and the Lenders have agreed to establish a senior secured credit facility on the terms and conditions herein set forth, and RBC has agreed to act as Agent for the Lenders under such facility, all on the terms and conditions and for the purposes set out in this Agreement.

AGREEMENT:

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule A, unless otherwise defined in any of the Documents.

1.2 Headings

Headings, subheadings and the table of contents contained in the Documents are inserted for convenience of reference only, and will not affect the construction or interpretation of the Documents.

1.3 Subdivisions

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Unless specified otherwise, reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4 Number

Wherever the context in the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5 Statutes, Regulations, Rules and Agreements

Any reference in the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as such Law may be amended, substituted, replaced or re-enacted from time to time. Any reference in the Documents to any document, instrument or agreement will, unless otherwise expressly stated, be a reference to that document, instrument or agreement as may be amended, substituted, restated or replaced from time to time.

1.6 Monetary References

Whenever an amount of money is referred to in the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.7 Time

Time will be of the essence of the Documents.

1.8 Governing Law

The Documents will be governed by and construed in accordance with the Law in force in the Province of Alberta from time to time.

1.9 Enurement

The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10 Amendments

No Document may be amended orally and, subject to Section 19.1(e), any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11 No Waiver

(a) Subject to Sections 1.11(c) and 18.16, no waiver by a Party of any provision or of the breach of any provision of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b) The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfillment of any provision of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c) Acceptance of payment by a Party after a breach or non-fulfillment of any provision of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of the Documents.

1.12 Severability

If the whole or any portion of the Documents or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the Document in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

1.13 Inconsistency

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14 Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Extendible Revolving Loan will be interpreted, applied and calculated, as the case may be, in accordance with GAAP. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless required by GAAP or as agreed to by the Lenders in writing, such agreement not to be unreasonably withheld. It will be reasonable for the Lenders to withhold their consent if a proposed change could adversely affect the obligations of the Borrower or rights of the Lenders under the Documents.

1.15 Schedules

The following are the Schedules which form part of this Agreement:

Schedule A:	Definitions
Schedule B:	Commitments
Schedule C:	Form of Closing Certificates
Schedule D:	Form of Environmental Certificate
Schedule E:	Form of Closing Opinion (Borrower's Counsel)
Schedule F:	Form of Compliance Certificate
Schedule G:	Form of Lender Assignment Agreement
Schedule H:	Form of Demand Debenture and Pledge
Schedule I:	Form of General Security Agreement
Schedule J:	Form of Material Subsidiary Guarantee
Schedule K:	Form of Securities Pledge Agreement
Schedule L:	Form of Trust Guarantee
Schedule M:	Form of Notice of Borrowing
Schedule N:	Form of Notice of Rollover or Notice of Conversion
Schedule O:	List of Subsidiaries
Schedule P:	Form of Request for Offer of Extension
Schedule Q:	Form of Oil and Gas Ownership Certificate
Schedule R:	Form of Trust Subordination Agreement
Schedule S:	Form of Confirmation of Borrowing by Way of Bankers' Acceptance
Schedule T:	Form of Borrowing Base Certificate

ARTICLE 2
DELIVERIES ON CLOSING DATE

2.1 Deliveries by Borrower

On the Closing Date, the Borrower will deliver or cause to be delivered to the Agent for the benefit of the Lenders the following:

(a) the Borrower's, each Material Subsidiary's and the Trust's Closing Certificate;

(b) a certificate of status or other similar type evidence for the Provinces of British Columbia, Alberta and Saskatchewan for the Borrower and, if applicable, each Material Subsidiary;

(c) the Security and evidence of appropriate registration of the Security in the Provinces of British Columbia, Alberta and Saskatchewan;

(d) the Borrower's Oil and Gas Ownership Certificate;

(e) the Borrower's Environmental Questionnaire;

(f) a notarially certified true copy of the articles of arrangement filed at Alberta Corporate Registry in respect of the Plan of Arrangement;

(g) the Trust Subordination Agreement duly executed by the Trustee on behalf of the Trust and the Borrower;

(h) the Exchangeco Subordination Agreement duly executed by the Trustee on behalf of the Trust and Exchangeco;

(i) the Trust (Exchangeco) subordination agreement duly executed by the Borrower and Exchangeco;

(j) a notarially certified true copy of the Trust Documents;

(k) certificates of insurance evidencing the existence and effectiveness of all policies of insurance required by the terms of this Agreement or by the Security;

(l) the Closing Opinion;

(m) the payment of all fees and expenses, including agency fees, participation fees and rollover fees which are payable by the Borrower to the Agent and the Lenders, as the case may be, in connection with the Credit Facilities on or prior to the Closing Date; and

(n) all such other agreements, certificates, declarations, opinions and other documents as are reasonably required to confirm or establish the completion or satisfaction of the foregoing.

ARTICLE 3
EXTENDIBLE REVOLVING LOAN

3.1 The Extendible Revolving Loan

Subject to the terms and conditions hereof and effective on the Closing Date:

(a) The Lenders hereby establish the Extendible Revolving Loan in favour of the Borrower.

(b) The Extendible Revolving Loan may be drawn down by the Borrower during a Revolving Period in Canadian Dollars or in U.S. Dollars, or any combination thereof, to a maximum of the lesser of: (i) the then applicable Borrowing Base minus the then applicable Operating Loan Commitment Amount, and (ii) the Revolving Loan Commitment Amount to the extent it is comprised of Individual Revolving Loan Commitment Amounts (for purposes of any such determination amounts drawn down in U.S. Dollars will be valued at the Exchange Equivalent thereof in Canadian Dollars).

(c) During the Revolving Period in respect of such Lenders, the Borrower may:

(i) borrow, repay and reborrow under the Extendible Revolving Loan from such Lenders by way of Canadian Prime Rate Loans in minimum amounts of Cdn. $1,000,000 and multiples of Cdn. $100,000 and by way of U.S. Base Rate Loans in minimum amounts of U.S. $1,000,000 and multiples of U.S. $100,000;

(ii) borrow, repay and reborrow under the Extendible Revolving Loan from such Lenders by way of LIBOR Based Loans in minimum amounts of U.S. $2,000,000 and multiples of U.S. $500,000; and

(iii) borrow, repay and reborrow under the Extendible Revolving Loan from such Lenders by way of Bankers' Acceptances and BA Equivalent Advances in minimum amounts of Cdn. $2,000,000 and multiples of Cdn. $500,000.

(d) During the Term Period in respect of each Lender, each such Leader shall make its Individual Term Commitment Amount available to the Borrower by way of the methods of Advances described in Section 3.1(c), provided however, that (for greater certainty), the Advances outstanding thereunder shall not revolve and each reduction thereof (required or otherwise) shall be permanent.

3.2 Extension of Revolving Period.

(a) End of First Revolving Period: The first Revolving Period will end on May 31, 2006.

(b) Extension of Credit:

(i) The Borrower may, provided no Default or Event of Default has occurred and is continuing, request an Offer of Extension in respect of each Lender for which there is a Revolving Period at such time (each a "**Revolving Lender**") not more than 90 days and not less than 60 days prior to the last day of the then current Revolving Period in respect of such Revolving Lenders. Such request shall be made by the Borrower by delivering to the Agent an executed Request for Offer of Extension, together with its most current financial statements and production information required to be delivered hereunder. The Agent shall within 2 Banking Days of receipt thereof notify the Revolving Lenders of such Request for Offer of Extension and each Revolving Lender shall notify the Agent and the Borrower as to whether or not it agrees (in its sole discretion) to such request no later than 30 days after the date the Agent received notice of the Request for Offer of Extension from the Borrower (the "**Notification Date**"); provided that, if a Revolving Lender does not so notify the Agent and the Borrower on or prior to the Notification Date, such Revolving Lender shall be deemed to have elected not to agree to such request.

(ii) If the Borrower fails to make a Request for Offer of Extension within the time provided above in Section 3.2(b)(i), the then current Revolving Period for all Revolving Lenders will not be followed by a new Revolving Period and will continue only until the Term Date with each such Lender's Individual Revolving Loan Commitment Amount remaining available for Drawdown until the Term Date applicable to such Lender, whereupon the undrawn portion of the Individual Revolving Loan Commitment Amounts of all Revolving Lenders shall effective at 5:00 p.m. (Toronto time) on the Term Date, be cancelled and all Revolving Lenders' Commitments

hereunder shall thereafter convert from an extendible revolving loan facility to a 365 day non-revolving term facility.

(iii) If all Revolving Lenders, or a sufficient portion of the Revolving Lenders pursuant to Section 3.2(b)(v), agree to such Request for Offer of Extension, the Agent shall forthwith deliver to the Borrower an Offer of Extension within four (4) Banking Days of the Notification Date. Any such Offer of Extension shall be open for acceptance by the Borrower until the Banking Day immediately preceding the last day of the then current Revolving Period for such Lenders. Upon written notice by the Borrower to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, if any, the Revolving Period for the Lenders which have agreed to the Request for Offer of Extension, shall be extended to the date specified in the Offer of Extension subject to the terms and conditions, if any, specified in such Offer of Extension effective on the date of acceptance of the Offer of Extension by the Borrower.

(iv) If any Lender that receives notification from the Agent that the Borrower has made a Request for Offer of Extension, elects or is deemed not to agree to such Request for Offer of Extension (each a "**Non-Agreeing Lender**"), the Agent shall forthwith so advise each of the other Lenders which do agree to such Request for Offer of Extension and each such Lender shall have the right (but not the obligation) to purchase the Individual Revolving Loan Commitment Amount of all but not less than all such Non-Agreeing Lenders (collectively, the "**Non-Agreeing Lender Commitment Amount**") for a purchase price in an amount equal to the Aggregate Principal Amount of the Advances owing to all such Non-Agreeing Lenders under the Extendible Revolving Loan, together with accrued interest thereon to the date of payment of such principal amount and all other Indebtedness payable by the Borrower to all such Non-Agreeing Lenders under this Agreement and the other Documents (including arrangements satisfactory to such Non-Agreeing Lenders relating to all losses, costs and expenses suffered or incurred by the Non-Agreeing Lenders as a result of complying with this Section 3.2(b) and all amounts owing to it under Sections 11.3 and 19.5). Each of the other Lenders wishing to exercise its rights to purchase the Non-Agreeing Lender Commitment Amount (each a "**Purchasing Lender**") shall so notify the Borrower, the Agent and each of the other Lenders in writing, and such Purchasing Lender shall thereupon be obligated to purchase not later than five (5) Banking Days prior to the end of then current Revolving Period, an amount equal to the non-Agreeing Lender Commitment Amount multiplied by such Purchasing Lender's Rateable Portion of the Revolving Loan Commitment Amount over the aggregate of all Purchasing Lender's Rateable Portion of the Revolving Loan Commitment Amount, or as otherwise agreed to by the Borrower and all Purchasing Lenders. The Non-Agreeing Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such

purchase, whereupon each Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrower hereunder and under the other Documents arising subsequent to such date.

(v) A Revolving Period may only be extended pursuant to this Section 3.2(b) if the Revolving Lenders holding more than 75% of the aggregate Individual Revolving Loan Commitment Amounts agree to a Request for Offer of Extension, and if such Lenders do not agree to a Request for Offer of Extension, the undrawn portion of the Individual Revolving Loan Commitment Amounts of all Revolving Lenders shall, effective at 5:00 p.m. (Toronto time) on the Term Date, be cancelled and all Revolving Lenders' commitments hereunder shall thereafter convert from an extendible revolving loan facility to a 365 day non-revolving term facility.

(vi) If, with respect to a Request for Offer of Extension, the provisions of Section 3.2(b)(ii), 3.2(b)(iii) or 3.2(b)(v) are not applicable, and there are Non-Agreeing Lenders under Section 3.2(b)(iv), then:

(A) the Revolving Period of all Revolving Lenders in respect of whom the Borrower has accepted the Offer of Extension made by them to extend the Revolving Period shall be extended for a period of up to 364 days, as specified in the Offer of Extension, from the date of acceptance by the Borrower of the offer made to it pursuant to Section 3.2(b)(iii) to extend the Revolving Period by the Agent on behalf of such Revolving Lenders: and

(B) the Revolving Period for all Non-Agreeing Lenders shall not be extended and all such Lender's Individual Revolving Loan Commitment Amounts shall thereafter convert from an extendible revolving loan facility to a 365 day non-revolving term facility.

(vii) The Borrower understands that consideration of any Request for Offer of Extension constitutes an independent credit decision which each Revolving Lender retains the absolute and unfettered discretion to make, and that no commitment in this regard is given by any such Lender and that any extension of the Revolving Period may be on such terms and conditions in addition to those set out herein as the Revolving Lenders may stipulate and the Borrower may agree to.

(viii) If a Non-Agreeing Lender's individual Revolving Loan Commitment Amount is not purchased pursuant to Section 3.2(b)(iv), the Borrower may:

(A) arrange for a replacement lender (a "**Replacement Lender**") (which may be one of the Revolving Lenders) to purchase the Non-Agreeing Lender's Individual Revolving Loan Commitment Amount on the same basis and subject to the same requirements as specified in Section 3.2(b)(iv). Any such Replacement Lender shall require the approval of the Agent, such approval not to be unreasonably withheld, and no later than 2 Banking Days prior to

the Term Date such Replacement Lender shall have purchased the Non-Agreeing Lender's Individual Revolving Loan Commitment Amount by execution of all necessary documentation including, without limitation, execution and delivery of a Lender Assignment Agreement; or

(B) as long as there exists no Event of Default and subject to the requirements of Sections 3.4 and 3.5 applicable to a repayment of Advances and a reduction of the Revolving Loan Commitment Amount, repay all Advances and other amounts owing in respect thereof hereunder and under the other Documents to any Non-Agreeing Lender in respect of its Individual Revolving Loan Commitment Amount on or prior to the Term Date and upon such payment, each such Non-Agreeing Lender shall cease to be a Lender hereunder and such Non-Agreeing Lender's Individual Revolving Loan Commitment Amount shall be terminated and the Revolving Loan Commitment Amount reduced accordingly.

(ix) Adjustment of Fees: If, on the Term Date of any Revolving Lender, any Advances are outstanding to such Lender by way of Bankers' Acceptances or LIBOR Based Loans, then such Lender shall be entitled to receive the increased stamping fees in respect of any such Bankers' Acceptances in accordance with Section 3.11(a)(iii), and the increased interest in respect of any such LIBOR Based Loans in accordance with Sections 3.11(a)(iv) and 7.2(d), in respect of such outstanding Advances calculated upon the revised Applicable Margin for the period from the Term Date to the maturity date of the Bankers' Acceptances or LIBOR Based Loan, as the case may be. After the Term Date, the Agent shall calculate the adjusted stamping fees payable by the Borrower to such Lender in respect of such Advances by way of Bankers Acceptances and such fees shall be payable not later than ten (10) days after receipt by the Borrower of written notice from the Agent as to such amounts. After the Term Date the adjusted interest in respect of such Advances by way of LIBOR Based Loans shall be payable in accordance with Section 7.2(d). Any notice of the Agent setting forth the additional amounts payable shall be conclusive evidence thereof, absent manifest error.

(x) This Section 3.2 shall apply from time to time to permit successive extensions of the Revolving Period and the Term Date.

3.3 Maturity Date

Each Advance from a Lender under the Extendible Revolving Loan will have a Maturity Date, which expires, on, or as provided herein prior to, the Term Maturity Date for such Lender.

3.4 Repayments of Extendible Revolving Loan

(a) During Revolving Period: During a Revolving Period, the Borrower may borrow, repay and re-borrow Advances from a Revolving Lender under such Lender's

Individual Revolving Loan Commitment Amount provided that, subject to Sections 3.2 and 5.7, the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Extendible Revolving Loan will at no time exceed the lesser of (i) the Borrowing Base minus the Operating Loan Commitment Amount, and (ii) the Revolving Loan Commitment Amount.

(b) Conversion on Term Date: On the Term Date of each Revolving Lender, its Individual Revolving Loan Commitment Amount shall convert to the Individual Term Commitment Amount and thereafter such Individual Term Commitment Amount of such Lender shall be paid in full on the Term Maturity Date applicable to such Lender. On the Term Maturity Date applicable to such Lender, the Individual Term Commitment Amount of such Lender shall be reduced to zero and the Borrower shall repay all Aggregate Principal Amount and all other Indebtedness owed to such Lender under the terms of this Agreement and the other Documents. The Borrower shall ensure that all LIBOR Based Loans and Bankers' Acceptances made by or accepted by such Lender mature on or prior to its Term Maturity Date and shall ensure that the maturities of all Bankers' Acceptances and all LIBOR Based Loans are such that the foregoing Individual Term Commitment Amount and all other Indebtedness owed to such Lender are paid in full on or prior to the Term Maturity Date.

3.5 Borrowing Base Shortfall

(a) Borrowing Base Shortfall: If at any time there occurs a Borrowing Base Shortfall, the Agent may, at the direction of the Lenders, deliver to the Borrower a notice setting out the amount of the Borrowing Base Shortfall (the "**Shortfall Notice**"). Upon receipt of the Shortfall Notice, the Borrower will do one of the following or a combination thereof:

(i) reduce the Indebtedness under the Extendible Revolving Loan and the Operating Loan (on a *pro rata* basis based on the proportion of the Operating Loan Commitment Amount to the Revolving Loan Commitment Amount) by the amount of the Borrowing Base Shortfall within sixty (60) days of receipt of the Shortfall Notice;

(ii) eliminate the Borrowing Base Shortfall by providing in favour of the Agent for and on behalf of the Lenders, the Swap Lenders and the Operating Lender additional security, such security to be in form and substance acceptable to the Lenders, to be delivered by the Borrower to the Agent for and on behalf of the Lenders within sixty (60) days of receipt of the Shortfall Notice; or

(iii) eliminate the Borrowing Base Shortfall within sixty (60) days of receipt of the Shortfall Notice by such other means as are acceptable to the Lenders, including adding additional P&NG Rights acceptable to the Lenders to the Borrowing Base Properties or by making a prepayment.

Notwithstanding the foregoing provisions of this Section 3.5(a), nothing herein contained will effect or modify the rights of the Lenders under the Documents or the obligations of the Borrower thereunder.

(b) Effect of Borrowing Base Shortfall: If a Shortfall Notice is given, then unless and until the Borrowing Base Shortfall is eliminated as required by Section 3.5(a), the Borrower will:

(i) subject to Section 3.5(b)(iv) below, not request Advances under the Extendible Revolving Loan, except for the Rollover or Conversion of a then maturing Advance, provided the Maturity Date of such maturing Advances following their Conversion or Rollover, as the case may be, does not exceed one month;

(ii) provide to the Agent, for the benefit of the Lenders, such information available to it to assist in determining the forecasted Available Cash Flow over the anticipated period of the Borrowing Base Shortfall;

(iii) not dispose or permit the disposition of any Borrowing Base Property, except pursuant to paragraphs (a), (b) and (c) of the definition of Permitted Dispositions, or as otherwise agreed to by all of the Lenders; and

(iv) not make any payment or other Distribution to the Trust, unless agreed to by all of the Lenders except if such Borrowing Base Shortfall does not exceed 5% of the then current Borrowing Base, in which case the Borrower shall be entitled to make one normal monthly Distribution to the Trust in an amount not more than is sufficient to allow the Trustee to make a distribution to the holders of Trust Units that has been publicly announced in the ordinary course of business, provided such amount does not exceed Available Cash Flow for the Borrower for the previous one month period and such payment or other Distribution to the Trust would not cause the Borrowing Base Shortfall to exceed 5% of the then current Borrowing Base. For greater certainty, the Borrower may request Advances hereunder to finance the amount of such distribution or royalty payment to the Trust.

If the Borrowing Base Shortfall is eliminated, then the Borrower will no longer be subject to the restrictions and obligations imposed in this Section 3.5(b).

(c) Prepayment: Any prepayment for the purpose of eliminating a Borrowing Base Shortfall will be made *pro rata* to the Lenders and the Operating Lender on the basis of the proportion from time to time of the Operating Loan Commitment Amount to the Revolving Loan Commitment Amount. Any such prepayment made to the Lenders shall be made on the basis of each Lender's Rateable Portion and shall be made *pro rata* against the remaining scheduled payments on the Extendible Revolving Loan.

3.6 Payment on Term Maturity Date

The Aggregate Principal Amount of the Extendible Revolving Loan of the Lenders, if any, remaining on the Term Maturity Date will be unconditionally and irrevocably paid by the Borrower in full, together with all accrued but unpaid interest thereon and all other Indebtedness owing to the Lenders under the Documents, if any, on such date.

3.7 Payments to Agent

All payments of the Indebtedness of the Borrower to the Lenders under the Extendible Revolving Loan will be made by the Borrower to the Agent for the account of the Lenders under the Extendible Revolving Loan in accordance with each such Lender's Rateable Portions thereof.

3.8 General Right to Repay and Cancel

(a) Subject to Section 9.6 and with the same notice required when the type of Advance to be repaid was made, the Borrower may at any time repay (in minimum amounts of Cdn. $5,000,000 or U.S. $5,000,000, as applicable, and in multiples of Cdn. $1,000,000 or U.S. $1,000,000, as applicable, for any amount in excess thereof) without premium, bonus or penalty, any or all of the Aggregate Principal Amount under the Extendible Revolving Loan, except that (i) a Bankers' Acceptance under the Extendible Revolving Loan will not be paid prior to its Maturity Date, and (ii) a LIBOR Based Loan may not be paid prior to its Maturity Date except in accordance with Sections 8.2 and 10.2.

(b) At any time during a Revolving Period, the Borrower may also, upon the Borrower giving the Agent not less than 3 Banking Days prior written notice, cancel (in minimum amounts of Cdn. $5,000,000 or U.S. $5,000,000, as applicable, and in multiplies of Cdn. $1,000,000 or U.S. $1,000,000, as applicable, for any amount in excess thereof) any undrawn portion of the Lenders Individual Revolving Loan Commitment Amount, including any undrawn portion resulting from a prepayment. Any repayment or cancellation will be made *pro rata* to all Lenders on the basis of each Lender's Rateable Portion, and any such repayment or cancellation and resulting repayment made to a Non-Agreeing Lender will result in a permanent reduction of the Individual Revolving Loan Commitment Amount of any such Non-Agreeing Lender.

3.9 Use of Proceeds

The Borrower will use the proceeds of the Extendible Revolving Loan to refinance the Borrower's existing Indebtedness to RBC and National and the Borrower will be entitled, subject to the provisions hereof dealing with Hostile Acquisitions, to use the proceeds of the Extendible Revolving Loan for general corporate purposes.

3.10 Types of Accommodation

The Borrower may from time to time obtain under the Extendible Revolving Loan all or one or more of the following types of Accommodation:

(a) Canadian Dollar Advances. For Advances in Canadian Dollars:

(i) Canadian Prime Rate Loans by way of direct Advances; and

(ii) Bankers' Acceptances.

(b) U.S. Dollar Advances. For Advances in U.S. Dollars:

(i) U.S. Base Rate Loans by way of direct Advances; and

(ii) LIBOR Based Loans.

3.11 Interest and Fees.

(a) Interest and Fees: Interest and fees payable by the Borrower will be paid as follows:

(i) each Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the Applicable Margin;

(ii) each U.S. Base Rate Loan will bear interest at a variable rate of interest per annum equal to the U.S. Base Rate plus the Applicable Margin;

(iii) for each Bankers' Acceptance, the stamping fee payable by the Borrower on the acceptance thereof by the Lenders shall be equal to the Applicable Margin calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). All stamping fees payable pursuant to this Section 3.11(a)(iii) on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the Applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the Applicable Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted to reflect the Applicable Margin for the remaining term of the Bankers' Acceptance and the Borrower, in the case of an increase in the Applicable Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Lenders as are necessary to reflect such change and, in the case of a decrease in the Applicable Margin, the Agent shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing hereunder; and

(iv) each LIBOR Based Loan will bear interest at a rate per annum equal to LIBOR plus the Applicable Margin.

(b) Upon a default in the payment of interest or principal the Borrower shall pay to the Agent on behalf of each Lender, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is two per cent (2%) per annum in excess of (i) the Canadian Prime Rate plus the Applicable Margin (if any) with respect to all Advances denominated in Canadian Dollars and (ii) the U.S. Base Rate plus the Applicable Margin (if any) with respect to all Advances denominated in U.S. Dollars.

3.12 Borrowing Base.

(a) Borrowing Base on Closing Date: The Borrowing Base as of the Closing Date is Cdn. $140,000,000.

(b) Setting of Borrowing Base: A determination of the Borrowing Base will occur by the Lenders semi-annually on or before April 30 and October 31 in each year the Extendible Revolving Loan remains available to the Borrower or any Indebtedness thereunder remains outstanding (in any such case, the "**Borrowing Base Date**"). At any time during any annual period, at the option of the Majority Lenders, the Agent will, upon notice to the Borrower, redetermine the Borrowing Base in accordance with Section 3.12(c), which upon notice thereof to the Borrower, shall be in effect until any subsequent determination or redetermination of the Borrowing Base pursuant to this Agreement; provided that any such optional redetermination of the Borrowing Base shall not be made more than one (1) time during any such annual period.

(c) Determination of Borrowing Base: The Borrowing Base will be determined by the Agent in accordance with its usual and customary practices for revolving loans of this nature, provided that any increase in the Borrowing Base will require the approval of all of the Lenders and any decrease or confirmation of the Borrowing Base will require the approval of the Majority Lenders; also provided that each Lender, in making any such decision to provide any such approval, will act in accordance with its usual and customary practices for revolving loans of this nature. The Borrower will cooperate in all respects in providing the Agent, in a timely manner and for the benefit of the Agent and the Lenders, with such information as may be reasonably required by the Agent and the Lenders to assist each of them in determining the Borrowing Base within the applicable time period required hereunder. To assist the Agent and the Lenders in a determination of the Borrowing Base, the Borrower will, while the Extendible Revolving Loan remains available to the Borrower, provide the Agent, for the benefit of the Lenders, with the following:

(i) prior to March 31 of each calendar Year, with respect to the April 30 determination, an independent economic and reserve evaluation report covering the then applicable Borrowing Base Properties prepared by an engineering firm acceptable to the Lenders, acting reasonably, with an effective date no earlier than December 31 of the immediately preceding calendar Year;

(ii) prior to September 30 of each calendar Year, with respect to the October 31 determination, an economic and reserve evaluation report covering the then applicable Borrowing Base Properties prepared by the Borrower, in form and substance acceptable to the Lenders, acting reasonably, with an effective date no earlier than June 30 of that calendar Year;

(iii) prior to March 31 of each calendar Year, an operating and capital expenditure budget approved by the Borrower's Directors for the then current Fiscal Year with respect to the Borrower, including any revisions thereto; and

(iv) such other information available to the Borrower as the Lenders may request from time to time, acting reasonably.

(d) Notification of Borrowing Base: The Agent will notify the Borrower of the determination of the Borrowing Base on or before each Borrowing Base Date by forwarding to the Borrower a Borrowing Base Certificate. The Borrowing Base determination will remain in effect until the next redetermination is made as required or permitted herein.

(e) Independent Reserve Report: The Lenders will have the right, not more than once per Year during a Revolving Period and provided that, acting reasonably, the Lenders believe there has been a material adverse change in the Borrowing Base Properties (other than by reason of a decline in commodity prices), to request that an independent economic and reserve evaluation report covering the Borrowing Base Properties be provided by the Borrower at the Borrower's expense.

(f) Borrower May Request Redetermination: The Borrower may at any time request a redetermination of the Borrowing Base. Upon such request, the Borrowing Base will be redetermined as soon as reasonably practicable, provided that the Borrower has made available to the Agent, for the benefit of the Lenders, the current information which, in the opinion of the Lenders, acting reasonably, is required to perform such redetermination. The Borrowing Base will be adjusted effective on the date specified in the notice of same given by the Agent to the Borrower. In connection with such redetermination, the Agent on behalf of the Lenders will be entitled to charge the Borrower a reasonable "work fee".

(g) Meeting with Lenders: The Borrower will meet semi-annually with the Lenders at a time and place mutually acceptable to the Borrower and the Lenders to review and discuss the production profile of the Borrowing Base Properties, and such other matters affecting the Borrower's business as the Lenders may request, acting reasonably.

(h) Increase in the Borrowing Base: The Revolving Loan Commitment Amount will not as a result of a Borrowing Base redetermination exceed Cdn. $140,000,000 unless agreed by all of the Lenders, provided that, if a Lender does not consent to an increase in the Revolving Loan Commitment Amount above the said amount, the Borrower will be entitled to, but need not, either prepay all Indebtedness owing to such non-consenting Lender (subject to all prepayment provisions herein contained) without having to cause a similar prepayment to the then consenting Lenders and thereafter cancel such Lender's Individual Revolving Loan Commitment Amount, or replace such non-consenting Lender with another Domestic Lender (which may be a Lender) acceptable to the Agent, acting reasonably, provided that if such Domestic Lender is a Lender, the consent of the Agent will not be required, and provided such Domestic Lender agrees to assume all of the rights and obligations of such non-consenting Lender under this Agreement by delivering to the Agent and the Borrower a duly executed Lender Assignment Agreement.

(i) Dealing with Borrowing Base Properties: Subject to Sections 13.2(f) and 13.2(i), the Borrower may at any time add, dispose or swap any property which is a Borrowing Base Property provided that, such addition, disposal or swap does not create a Borrowing Base Shortfall.

ARTICLE 4
SECURITY

4.1 Security

The present and future Indebtedness of the Borrower and the Material Subsidiaries to the Agent and the Lenders under the Extendible Revolving Loan, to the Operating Lender under the Operating Loan and to the Swap Lenders under the Swap Documents and all other Indebtedness of the Borrower or any Material Subsidiary to the Agent, the Lenders, the Operating Lender and the Swap Lenders howsoever arising or incurred hereunder and under the Documents, the Operating Loan Agreement and the Swap Documents, as applicable, will be secured by the following (collectively, the "**Security**"):

(a) a demand debenture in the amount of Cdn. $300,000,000 from the Borrower, each of its Material Subsidiaries and the Trust together with a pledge thereof (the demand debentures and the pledges thereof to be substantially in the form of Schedule H), to be registered in all appropriate jurisdictions;

(b) a general security agreement substantially in the form of Schedule I from the Borrower, each of its Material Subsidiaries and the Trust providing for a first priority security interest in all of such Person's present and after-acquired personal property, to be registered in all appropriate jurisdictions;

(c) a guarantee, substantially in the form of Schedule J, from each Material Subsidiary and in the form of Schedule L, from the Trust, in favour of the Agent for its own benefit and on behalf of the Lenders, the Operating Lender and the Swap Lenders with respect to the Borrower's obligations to the Agent, the Lenders, the Operating Lender and any Swap Lender under the Documents, the Operating Loan Agreement and the Swap Documents to which the Borrower is a party;

(d) a securities pledge agreement substantially in the form of Schedule K, from the Trust in respect of any shares or other securities which it holds in or in respect of the Borrower and Exchangeco, in favour of the Agent for its own benefit and on behalf of the Lenders, the Operating Lender and the Swap Lenders;

(e) the Trust Subordination Agreement;

(f) the Exchangeco Subordination Agreement; and

(g) when requested by the Agent in accordance with Section 4.6, such documents and instruments providing a fixed Lien in accordance with Section 4.6.

4.2 Sharing of Security

The Borrower and the Lenders agree and acknowledge that the Security is being shared equally among the Lenders, the Operating Lender and the Swap Lenders to secure Indebtedness of the Borrower and the Material Subsidiaries under the Extendible Revolving Loan, the Operating Loan and any Swap Document on a *pari passu* basis; and that the Agent will hold the Security for the benefit of the Lenders hereunder, the

Operating Lender under the Operating Loan and the Swap Lenders with respect to all the Swap Indebtedness. For purposes of the above sentence, "*pari passu*" basis means:

(a) with respect to the Lenders, the Aggregate Principal Amount under the Extendible Revolving Loan relative to the Aggregate Principal Amount under each of the Extendible Revolving Loan and the Operating Loan and the Swap Indebtedness;

(b) with respect to the Operating Lender, the Aggregate Principal Amount under the Operating Loan relative to the Aggregate Principal Amount under each of the Extendible Revolving Loan and the Operating Loan and the Swap Indebtedness; and

(c) with respect to the Swap Lenders, the Swap Indebtedness relative to the Aggregate Principal Amount under each of the Extendible Revolving Loan and the Operating Loan and the Swap Indebtedness.

If requested by the Lenders, the Operating Lender or any Swap Lender, the Lenders, the Operating Lender and the Swap Lenders will enter into such further agreements and assurances as may be reasonably requested to further evidence the provisions of this Section 4.2. The Lenders acknowledge that the Borrower and RBC will be entering into a centralized banking agreement pursuant to which RBC will net operating current account credits of the Borrower and its Subsidiaries against operating current account debits of the Borrower and its Subsidiaries, and RBC will have priority over the Security in respect of any such current account credits or deposits of the Borrower and its Subsidiaries for such purposes.

4.3 Exclusivity of Remedies

Nothing herein contained or in the Security now held or hereafter acquired by the Agent and the Lenders, nor any act or omission of the Agent and the Lenders with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent and the Lenders with respect to any other security at any time held by the Agent and the Lenders.

4.4 Form of Security

The Security will be in such form or forms as will be required by the Agent, acting reasonably, and will be registered in such offices in Canada or any province thereof as the Agent may from time to time reasonably require to protect the Liens created thereby, provided that the Agent will not register, except pursuant to Section 4.6, against title to the P&NG Rights. Should the Agent determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Agent, the Lenders and the Operating Lender with the Liens and priority to which each is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Borrower's expense, such amendments to the Security or provide such new security as the Agent may reasonably request.

4.5 After-Acquired Property

All property acquired by or on behalf of the Borrower or any Material Subsidiary after the date of execution of the Security which forms part of the property of the Borrower or any Material Subsidiary (hereafter collectively referred to as "**After-Acquired Property**"), will be subject to the Security without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of the Parties. Without limiting the effect of the preceding sentence, the Borrower will, or will cause such Material Subsidiary to, from time to time execute and deliver and the Agent will register, all at the Borrower's expense, such instruments supplemental to the Security, in form and substance satisfactory to the Agent, acting reasonably, as may be necessary or desirable to ensure that the Security as amended and supplemented constitutes in favour of the Agent, the Lenders, the Operating Lender and the Swap Lenders an effective Lien to the extent created by the Security over such After-Acquired Property as required hereunder, subject only to Permitted Encumbrances which under applicable Law rank in priority thereto.

4.6 Undertaking to Grant Fixed Charge Security

If the Lenders, acting reasonably, determine in their sole discretion that there has been a Material Adverse Effect (which for purposes of this Section 4.6 may include the occurrence of a Borrowing Base Shortfall) and the Lenders consider it necessary for their adequate protection, the Borrower, at the request of the Agent, will forthwith grant or cause to be granted to the Agent for the benefit of the Agent, the Lenders, the Operating Lender and the Swap Lender, a fixed Lien (subject only to Permitted Encumbrances) in such of the Borrower's or any Material Subsidiary's property as the Agent will, in its sole discretion, determine as security for all then present and future Indebtedness of the Borrower to the Agent and the Lenders under the Extendible Revolving Loan, to the Operating Lender under the Operating Loan and to the Swap Lenders in connection with Swap Indebtedness. In this connection, the Borrower will:

(a) provide the Agent with such information as is reasonably required by the Agent to identify the property to be charged pursuant to this Section 4.6;

(b) do all such things as are reasonably required to grant, or cause such Material Subsidiary to grant, in favour of the Agent, the Lenders, the Operating Lender and the Swap Lenders, a fixed Lien (subject only to Permitted Encumbrances) in respect of such property to be so charged pursuant to this Section 4.6;

(c) provide the Agent with all corporate or partnership resolutions and other action, as reasonably required, for the Borrower or such Material Subsidiary to grant the fixed Lien (subject only to Permitted Encumbrances) in the property identified by the Agent to be so charged;

(d) provide the Agent with such security instruments and other documents which the Agent, acting reasonably, deems are necessary to give full force and effect to the provisions of this Section 4.6;

(e) assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as

the Agent, acting reasonably, deems necessary to give full force and effect to the provisions of this Section 4.6; and

(f) pay all reasonable costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 4.6.

4.7 Discharge of Security

The Agent and the Lenders will discharge the Security at the Borrower's expense forthwith after all of the Borrower's Indebtedness under the Extendible Revolving Loan and the Operating Loan and the Swap Indebtedness has been unconditionally and irrevocably paid or satisfied in full.

4.8 Lender Swaps

(a) Swaps: Subject to the terms and conditions hereof (and specifically Sections 13.2(c) and (d)), each of the Lenders (or an Affiliate of such Lender) may from time to time enter into Hedging Agreements with the Borrower during the term of this Agreement. Prior to engaging in any Hedging Agreements with a Swap Lender, the Borrower shall enter into an ISDA Master Agreement with the applicable Swap Lender, the terms of which will be not inconsistent with this Agreement and provide for cross default hereto.

(b) Secured Obligations: The parties agree that all Swap Indebtedness incurred by the Borrower shall be secured by the Security on a *pari passu* basis and shall rank *pari passu* with the Indebtedness in connection with the Extendible Revolving Loan and the Operating Loan.

ARTICLE 5
FUNDING AND OTHER MECHANICS

5.1 Funding of Accommodations

Subject to Section 5.2 and Article 9, all Advances requested by the Borrower will be made available by deposit of the applicable funds (which in the case of Bankers' Acceptances will be the Net Proceeds) into the appropriate Borrower's Account for value on the Banking Day, or the LIBOR Banking Day in the case of a LIBOR Based Loan, as the case may be, on which the Advance is to take place.

5.2 Notice Provisions

Drawdowns under the Extendible Revolving Loan will be made available to the Borrower and the Borrower will be entitled to effect a Rollover or Conversion where permitted hereunder, provided a Notice of Borrowing or Notice of Rollover or Notice of Conversion, as applicable, is received from the Borrower by the Agent as follows:

(a) with respect to Advances, other than by way of LIBOR Based Loans, of up to and including $10,000,000 in the applicable currency, at least 1 Banking Day prior to such Advance, provided notice is received by the Agent no later than 12:00 noon

(Toronto time) on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable;

(b) with respect to Advances, other than by way of LIBOR Based Loans, in excess of $10,000,000 in the applicable currency, at least 2 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the second Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable; and

(c) with respect to a Drawdown, Rollover or Conversion of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon (Toronto time) on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable.

Any of the notices referred to in the foregoing paragraphs of this Section 5.2 may, subject to Section 19.2, be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the written notice required hereunder confirming such instructions.

5.3 Irrevocability

A Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders to take the action contemplated herein and therein on the date specified therein, provided that, any such notice will not be binding on the Lender who makes a determination under Section 10.2.

5.4 Rollover or Conversion of Accommodations

(a) Subject to Section 5.2, Article 8 and Article 9, the Borrower will be entitled to effect a Rollover of one type of Accommodation into the same type of Accommodation or to effect a Conversion of one type of Accommodation into another type of Accommodation on the terms herein provided.

(b) Subject to Section 8.1(b), if the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 5.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Advances then maturing, the Borrower will be deemed to have irrevocably elected for the Conversion of such maturing Advances, or that part of such maturing Advances which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Cdn. Dollar Advance or a U.S. Base Rate Loan with respect to a U.S. Dollar Advance.

(c) No Conversion of a Bankers' Acceptance will be made prior to its Maturity Date.

5.5 Agent's Obligations

Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers' Acceptances), the Agent

will forthwith notify the Lenders of the proposed date on which such Advance is to take place, of each Lender's Rateable Portion of such Advance and, if applicable, of the account of the Agent to which each Lender's Rateable Portion thereof is to be credited.

5.6 Lenders' Obligations

Each Lender will, prior to 12:00 noon (Toronto time) on the proposed date on which an Advance is to take place (other than by way of Bankers' Acceptances), credit the account of the Agent specified in the Agent's notice given pursuant to Section 5.5 with such Lender's Rateable Portion of such Advance, and by 1:00 p.m. (Toronto time) on the same date, the Agent will make available to the Borrower the amount so credited.

5.7 Exchange Rate Fluctuations

(a) Subject to Sections 5.7(b) and 5.8, if as a result of currency fluctuations the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount owing to the Lenders exceeds the lesser of the Borrowing Base and the Revolving Loan Commitment Amount (the "**Excess**"), the Borrower will forthwith pay the Excess to the Agent as a Principal Repayment for the benefit of the Lenders.

(b) If the Excess represents an amount, which is less than 3% of the then current Revolving Loan Commitment Amount, then the Borrower will only be required to repay the Excess within five (5) days of the Excess arising.

5.8 Excess Relating to LIBOR and Bankers' Acceptances

If to pay an Excess it is necessary to repay an Advance made by way of Bankers' Acceptance or a LIBOR Based Loan prior to the Maturity Date thereof, the Borrower will not be required to repay such Advances until the Maturity Date applicable thereto, provided, however, that at the request of the Agent, the Borrower will forthwith pay to the Agent, for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the Lenders the lesser of the Excess and the amount of such Advance. The Excess will be held by the Agent for set-off against future Indebtedness owing by the Borrower to the Lenders in respect of such Excess, if any, and, pending such application, such amounts will bear interest for the Borrower's account at the rate payable by the Agent in respect of deposits of similar amounts and for similar periods of time. The deposit of the Excess by the Borrower with the Agent as herein provided, will not operate as a repayment of the Aggregate Principal Amount until such time as the Excess is actually paid to the Lenders as a Principal Repayment.

ARTICLE 6
DRAWDOWN UNDER THE EXTENDIBLE REVOLVING LOAN

6.1 Conditions Precedent to Drawdown

The Lenders' obligation to provide Advances will be subject to the following conditions precedent being met, unless waived in writing by the Lenders:

(a) upon or prior to the date hereof, the Borrower will have complied, or caused to be complied, with the deliveries required under Section 2.1;

(b) upon or prior to the date hereof, completion of all business, legal and environmental due diligence satisfactory to the Lenders, acting reasonably, including due diligence with respect to the organizational structure of the Borrower, the Material Subsidiaries and the Trust prior to and after the Plan of Arrangement and to the transactions contemplated thereby;

(c) upon or prior to the date hereof, satisfactory review by the Lenders of the pro forma balance sheets, the financial forecast and environmental and corporate governance checklists for the Borrower;

(d) on each Drawdown Date, date of Conversion and date of Rollover, no Event of Default will have occurred and be continuing;

(e) on each Drawdown Date, the representations and warranties contained in Section 12.1 are true and correct;

(f) the appropriate Notice of Borrowing, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 5.2;

(g) in the case of any Advances by way of a Drawdown, no Default or Borrowing Base Shortfall will have occurred and be continuing; and

(h) the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 6.2 will have been provided by the Borrower and the other provisions of Section 6.2, if applicable, will have been complied with.

6.2 Hostile Acquisitions

If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by the Borrower, any Material Subsidiary or any other Affiliate of the Borrower:

(a) at least 10 Banking Days prior to the delivery to the Agent of a Notice of Borrowing made in connection with a Hostile Acquisition, the president or chief financial officer of the Borrower will notify the Agent in writing (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender's sole discretion, whether it will permit a Drawdown to be utilized for such Hostile Acquisition;

(b) if a Lender decides not to fund an Advance to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent in writing (who will then notify the Borrower), such Lender will have no obligation to fund such Advance notwithstanding any other provision of this Agreement to the contrary; and

(c) each Lender will use reasonable commercial efforts to notify the Agent in writing as soon as practicable (and in any event within 2 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

6.3 Adjustment of Rateable Portion

If a Lender elects not to participate in a Drawdown for a Hostile Acquisition (a "**Non-Participating Lender**"), the Drawdown will be reduced by the Non-Participating Lenders' Rateable Portion thereof and the allocation among all Lenders who are not Non-Participating Lenders (each, a "**Participating Lender**") of interest and other fees payable by the Borrower hereunder, including standby fees, will be adjusted so as to reflect the reduction in the Drawdown, and thereafter the Rateable Portion of each Participating Lender, for such purposes only, will reflect the Aggregate Principal Amount then funded by each Participating Lender based on the Aggregate Principal Amount of all Participating Lenders after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 6.3, there will be no reduction in the Individual Revolving Loan Commitment Amount of each Non-Participating Lender.

6.4 Subsequent Drawdowns

If a Lender is a Non-Participating Lender pursuant to Section 6.3, subsequent Drawdowns under the Extendible Revolving Loan will be funded first by the Non-Participating Lenders rateably based on each Non-Participating Lender's Individual Revolving Loan Commitment Amount, until the Principal Amounts of all Lenders are again in proportion to their respective Rateable Portions.

6.5 Prepayment

As an alternative to the provisions of Section 6.4, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders under the Extendible Revolving Loan, to reduce the Principal Amount owing to the Participating Lenders under the Extendible Revolving Loan until the Principal Amounts owing to all Lenders are again in proportion to their respective Rateable Portions.

ARTICLE 7
CALCULATION OF INTEREST AND FEES

7.1 Records

The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written or electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under the Extendible Revolving Loan. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 7.1, the records of the Agent shall prevail, absent manifest error.

7.2 Payment of Interest and Fees

(a) Interest: Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Section 3.11. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b) Calculation of Interest: Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated but not compounded daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans and stamping fees on Bankers' Acceptances will be calculated on the basis of a 365 day Year.

(c) Interest Act (Canada): For the purposes of the *Interest Act* (Canada) and any other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable to Canadian Prime Rate Loans, U.S. Base Rate Loans and Bankers' Acceptances, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one Year commencing on the first day of the period for which such interest or stamping fee is payable and divided by 365.

(d) LIBOR Based Loans: Interest on LIBOR Based Loans will accrue and be calculated but not compounded daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 3 months, interest will be calculated and payable every 3 months during the term of the LIBOR Period and on the last day of the applicable LIBOR Period, interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360. A change in the Applicable Margin in respect of the LIBOR Based Loan will simultaneously cause a corresponding change in the interest payable for the portion of the LIBOR Period for such LIBOR Based Loan remaining at the time of the change in the Applicable Margin. For the purposes of the *Interest Act* (Canada) and any other applicable Laws, the annual rates of interest applicable to LIBOR Based Loans are the rates as determined hereunder multiplied by the actual number of days in a period of one Year commencing on the first day of the period for which such interest is payable and divided by 360.

7.3 Payment of Stamping Fee

The Borrower will pay to the Agent for the account of the Lenders the applicable stamping fee under Section 3.11(a) with respect to Bankers' Acceptances on the date of acceptance thereof by the Lenders and when required as a result of a change in the Applicable Margin. Payment of the stamping fee may be made by way of set-off as provided in Section 9.5.

7.4 Conversion to Another Currency

If the Borrower wishes to Convert any part of an outstanding Advance from one currency to another currency, the Borrower will, subject to Sections 3.8, 5.4(c) and 8.2, repay to the Agent for the benefit of the Lenders the amount of such Advance in the initial currency and then re-borrow the applicable amount in the second currency provided that the Agent has received a Notice of Borrowing in accordance with Section 5.2.

7.5 Maximum Rate of Return

Notwithstanding any provision herein to the contrary, in no event will the aggregate "interest" (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that section 347) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of "interest" (as defined in that section 347) is determined to be contrary to the provisions of that section 347, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Extendible Revolving Loan on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

7.6 Waiver of Judgment Interest Act (Alberta)

To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

7.7 Deemed Reinvestment Not Applicable

For the purposes of the *Interest Act* (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 8
GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

8.1 General

(a) The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $1,000,000 and in multiples of U.S. $500,000 for any amount in excess thereof, and each LIBOR Based Loan will have a term to maturity of approximately 1,2, 3 or 6 months, or as otherwise agreed by the Lenders.

(b) If the Borrower elects to Drawdown by way of a LIBOR Based Loan, effect a Rollover of a LIBOR Based Loan or a Conversion of an Accommodation into a LIBOR Based Loan, the Borrower will specify in its Notice of Borrowing, Notice

of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan. If the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the applicable LIBOR Period will be approximately one month as determined by the Agent.

(c) Any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at maturity in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

8.2 Early Termination of LIBOR Periods

If the early termination of any LIBOR Based Loan is required hereunder, the Borrower will pay to the Lenders all expenses and out-of-pocket costs incurred by the Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of a Lender, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to the applicable Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the aggregate amount of such expenses and out of pocket costs will be prima facie evidence of the amount thereof.

8.3 Inability to Make LIBOR Based Loans

If, on any date, a Lender determines in good faith (which determination will be conclusive as between the Parties), that its ability to make a requested LIBOR Based Loan has become impracticable, impossible or unlawful, or has otherwise been materially adversely affected, because:

(a) of any change in applicable Law, or in the interpretation or administration thereof by authorities having jurisdiction in the matter, whether or not having the force of law;

(b) of any material adverse change in, or the termination of, the London Interbank Eurodollar Market; or

(c) there exists no adequate or fair measure to ascertain the LIBOR for any LIBOR Period for the LIBOR Based Loan,

then such Lender will give the Borrower and the other Lenders notice thereof and thereupon such Lender will have no further obligation with respect to such LIBOR Based Loan, provided that, the Borrower may elect to Drawdown, effect a Rollover or Conversion of the amount originally requested by way of such LIBOR Based Loan, into some other type of Accommodation upon compliance with the applicable notice requirements set out herein.

ARTICLE 9
BANKERS' ACCEPTANCES

9.1 General

Each bankers' acceptance draft tendered by the Borrower for acceptance by a Lender will be in a form acceptable to the accepting Lenders, acting reasonably, and the Advance in respect thereof will be in a principal amount of not less than Cdn. $2,000,000 and in multiples of Cdn. $500,000 for any amounts in excess thereof, and will have: (a) a Standard Term; (b) if requested by the Borrower, in respect of one Advance by way of Banker's Acceptances per month, a term shorter in duration than a Standard Term (but at least seven days) subject to availability; or (c) at any other time, with the consent of the Lenders, such consent not to be unreasonably withheld, a term which is not a Standard Term also subject to availability.

9.2 Conditions Applicable to Bankers' Acceptances

(a) Acceptance of Bankers' Acceptances: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Rateable Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.1(c), 3.1(d), 3.10 and 9.6 and the Borrower shall market all Bankers' Acceptances accepted by the Lenders on its own unless it elects, pursuant to Subsection 9.2(i), to require the Lenders to purchase such Bankers' Acceptances at the applicable Discount Rate and provide to the Agent for the account of the Borrower the Discount Proceeds less the applicable fees payable by the Borrower to such Lender pursuant to Section 3.11(a). Notwithstanding that the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it, the Borrower may request that any Lender quote for the purchase of Bankers' Acceptances accepted by any Lender and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers Acceptances purchased by it.

(b) Delivery of Notice: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, or date of Conversion or Rollover, as applicable, relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect of such Bankers' Acceptances in the form of Schedule S.

(c) Payment to Borrower: On the Drawdown Date, or date of Conversion or Rollover, as applicable, relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase the Bankers' Acceptances, to the extent it receives the same, deliver the discounted proceeds of the sale of such Bankers' Acceptances (less any fees payable to such Lender in respect thereof pursuant to Section 3.11(a)), for the account of the Borrower through the Agent; and

(ii) if the Borrower has elected to have the Lenders purchase the Bankers' Acceptances, deliver the Discount Proceeds of Bankers' Acceptances purchased by it (less any fees payable to such Lender in respect thereof pursuant to Section 3.11(a)), for the account of the Borrower through the Agent.

(d) Waiver of Presentment and Other Conditions: The Borrower waives presentment for payment and, except to the extent of the gross negligence or wilful misconduct of the Lenders referred to in Subsection 9.2(g), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance, the full face amount of such Bankers' Acceptance.

(e) Terms of Each Bankers' Acceptance: Each Bankers' Acceptance shall, subject to the requirements of Subsection 9.2(j), be in the standard form of each Lender, provided, however, the Agent may require the Lender to use a generic form of Bankers' Acceptance which is satisfactory to each Lender and the Borrower, acting reasonably, provided by the Agent for such purpose in place of the Lender's own form.

(f) Power of Attorney: Unless revoked with respect to a particular Lender in accordance with the provisions hereof, the Borrower hereby appoints each Lender, acting by any authorized signatory of such Lender, the attorney of the Borrower:

(i) to sign for and on behalf and in the name of the Borrower as drawer, drafts ("**Bankers' Acceptances**") in such Lender's standard form which are either "depository bills" under and as defined in the DBNA drawn on such Lender payable to a "clearing house" under the DBNA or its nominee for deposit by such Lender with the "clearing house" after acceptance thereof by such Lender or which are non-interest bearing bills of exchange, as defined in the *Bills of Exchange Act* (Canada); and

(ii) to fill in the amount, date and maturity date of such Bankers' Acceptances;

provided that such acts in each case are to be undertaken by the relevant Lender in accordance with instructions given to such Lender by the Borrower as provided in this power of attorney.

Instructions to a Lender relating to the execution, completion, endorsement, discount and/or delivery by such Lender on behalf of the Borrower of Bankers' Acceptances which the Borrower wishes to submit to such Lender for acceptance by such Lender shall be communicated by the Agent and/or the Borrower to such

Lender in writing following delivery by the Borrower of a notice requiring an Advance by way of Bankers' Acceptances pursuant to this Agreement and shall specify the following information:

(i) reference to this power of attorney;

(ii) a Canadian Dollar amount, which shall be the aggregate face amount of the Bankers' Acceptances to be accepted by such Lender in respect of a particular Advance;

(iii) a specified period of time as provided in this Agreement which shall be the number of days after the date of such Bankers' Acceptances that such Bankers' Acceptances are to be payable, and the dates of issue and maturity of such Bankers' Acceptances; and

(iv) payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Bankers' Acceptances are to be credited.

The communication in writing by the Borrower to a Lender of the instructions referred to above shall constitute the authorization and instruction of the Borrower to such Lender to complete and execute Bankers' Acceptances in accordance with such information as set out above and the request of the Borrower to such Leader to accept such Bankers' Acceptances and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrower acknowledges that such Lender shall not be obligated to accept any such Bankers' Acceptances except in accordance with the provisions of this Agreement. Each Lender is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to such Lender as provided herein if such Lender reasonably believes them to be genuine.

The Borrower agrees to indemnify each Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any Bankers' Acceptance with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of any Lender or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked at any time upon not less than 5 Banking Days' written notice served upon the relevant Lender, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of this Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptance executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by any Lender at any time upon not

less than 5 Banking Days' written notice to the Borrower in accordance with Section 19.1 of this Agreement.

Any revocation or termination of this power of attorney shall not affect the rights of the relevant Lender and the obligations of the Borrower with respect to the indemnities of the Borrower as above stated with respect to all matters arising prior in time to any such revocation or termination.

(g) Delivery of Blank Bankers' Acceptances: If the Power of Attorney provided for in Section 9.2(f) has been revoked, as a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower shall have delivered directly to such Lender or through the Agent sufficient bankers' acceptances executed in blank in sufficient time for such Lender to forward to and hold same at such Lender's Toronto offices for issuance in accordance with a request from the Borrower. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such Bankers' Acceptance executed in blank except any loss arising by reason of the gross negligence or wilful misconduct of such Lender or its officers, employees, agents or representatives or any loss arising by reason of such Lender or its officers, employees, agents or representatives failing to use the same standard of care in the custody of such Bankers' Acceptances executed in blank as such Lender uses in the custody of its own property of a similar nature. The Agent shall maintain a record with respect to such Bankers' Acceptances executed in blank that are received from the Borrower and that are delivered by it to a Lender hereunder. Each Lender shall maintain a record with respect to such Bankers' Acceptances executed in blank that are:

(i) received by such Lender from the Borrower or the Agent hereunder;

(ii) avoided by such Lender for any reason;

(iii) accepted by such Lender hereunder; or

(iv) cancelled by such Lender at the maturity thereof.

Each Lender agrees to provide such record to the Agent upon request therefor by the Agent concurrently with any request by such Lender to the Agent for any additional such Bankers' Acceptances executed in blank which are required from the Borrower. The Agent shall provide a report of such records received by the Agent to the Borrower upon request from the Borrower. Subject to Section 9.2(f), Bankers' Acceptances of the Borrower shall be signed by a duly authorized signatory or duly authorized signatories of the Borrower, and may, at the option of the Borrower, be signed by way of affixing a reproduction of the signature or signatures of such duly authorized signatory or signatories. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance

and as if such signature had been manually applied, and any such Bankers' Acceptance so signed shall be binding on the Borrower.

(h) Failure to Give Notice of Repayment: If the Borrower fails to give notice to the Agent of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Subsection 5.2, the face amount of such Banker's Acceptance shall be converted on its maturity to a Canadian Prime Rate Loan pursuant to Section 5.4(b).

(i) Lenders to Purchase: The Borrower shall be entitled to elect to have each Lender purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower and accepted by each such Lender and forming a part of the same issue of Bankers' Acceptances on any Drawdown Date, date of Conversion or Rollover, as applicable, by advising the Agent of such election in any written notice of Advance by way of Bankers' Acceptances in the form of Schedule M or notice of Conversion of an Advance to Bankers' Acceptances in the form of Schedule N. If the Borrower fails to advise the Agent of any such election in any such written notice, it shall be deemed not to have elected to have any of the Lenders purchase such Bankers' Acceptances.

(j) CDS Book-Based System: Unless otherwise requested by any Lender, all Bankers' Acceptances accepted by Lenders under this Agreement shall be issued in the form of a "depository bill" (as defined in the DBNA) deposited with the Canadian Depository for Securities ("**CDS**") and will be made payable to CDS & Co. In order to give effect to the foregoing, the Agent may, acting reasonably, establish and notify the Borrower and the other Lenders of any additional procedures, consistent with the terms of this Agreement and the requirements of the DBNA, as are reasonably necessary to accomplish the parties' intention including, without limitation:

   (i) a phrase will be inserted in the drafts held by the Agent and the Lenders to the effect that the Bankers' Acceptance is issued pursuant to the DBNA;

   (ii) any reference to authentication of a Bankers' Acceptance will be removed; and

   (iii) any reference to bearer will be removed.

9.3 Agent's Duties re Bankers' Acceptances and BA Equivalent Loans

(a) Advice to the Lenders: The Agent, promptly following receipt of a notice of Advance by way of Bankers' Acceptance in the form of Schedule M, a notice of Conversion of an Advance to a Bankers' Acceptance in the form of Schedule N, or a notice of Rollover of a Bankers' Acceptance in the form of Schedule N, shall:

   (i) advise the Borrower of the allocation of Bankers' Acceptances and, if applicable, BA Equivalent Loans of each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted or BA

Equivalent Loans required to be made by such Lender hereunder is in a whole multiple of Cdn. $100,000; or

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances, advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof which term shall be identical for all Lenders. By no later than 8:30 a.m. (Calgary time) on the Drawdown Date, date of Conversion or Rollover, as applicable, on which the Lenders are required to purchase Bankers' Acceptances hereunder, each Schedule I Reference Lender (in the case of Bankers' Acceptances which do not have a Standard Term) and each Schedule II Reference Lender, as applicable, shall notify the Agent of the applicable rate (as contemplated in the definition of Discount Rate) to be used by the Agent in the calculation of the Discount Rate in respect of the issuance and purchase of such Bankers' Acceptances by Schedule I Lenders and Schedule II Lenders.

(b) Bankers' Acceptances Not Being Purchased: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the Agent, promptly following receipt of a Notice of Borrowing by way of Bankers' Acceptance in the form of Schedule M shall provide written advice to each Lender of the amount of each issue of Bankers' Acceptances to be accepted by it or BA Equivalent Loan to be made by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof or the amount of the BA Equivalent Loan, the person to whom the Bankers' Acceptances have been sold and from whom the discounted proceeds of sale in respect thereof are to be reserved, and the term thereof, which term shall be identical for all Lenders.

(c) Bankers' Acceptances Being Purchased: If the Borrower has elected to have the Lenders purchase the relevant Bankers' Acceptances issued by it pursuant to Section 9.2(i) and the Borrower has issued the relevant notice in the form of Schedule M or N, as applicable, then on or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, or date of Conversion or Rollover, as applicable, relating to all Bankers' Acceptances to be purchased by such Lenders on such date, the Agent shall provide written advice to the Borrower and each Lender confirming the particulars with respect to such Bankers' Acceptances and related BA Equivalent Loan.

(d) Completion of Bankers' Acceptance: Upon receipt of the telephone advice pursuant to Subsection 9.3(b) or 9.3(c), as applicable, each Lender is thereupon authorized to complete and deal with Bankers' Acceptances in accordance with the particulars so advised by the Agent.

9.4 BA Equivalent Loans

In lieu of accepting bankers' acceptance drafts on any Drawdown Date, or any date of Rollover or Conversion, as applicable, each Non-BA Lender will make a BA Equivalent Loan. Any BA Equivalent Loan will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Maturity Date will be the Maturity

Date of the corresponding Bankers' Acceptances. The amount of each BA Equivalent Loan will be equal to: (i) the aggregate face value of corresponding Bankers' Acceptances that, but for this Section 9.4, the Non-BA Lender would otherwise be required to accept; (ii) multiplied by the Discount Rate; and (iii) multiplied by the number of days in the term of such BA Equivalent Loan divided by 365. On the Maturity Date of a BA Equivalent Loan, the Borrower will pay to the Non-BA Lender an amount equal to the face amount of the Bankers' Acceptance which such Non-BA Lender would have accepted in lieu of making a BA Equivalent Loan if it were not a Non-BA Lender. All provisions of this Agreement with respect to Bankers' Acceptances will apply to BA Equivalent Loans, provided that stamping fees with respect to a BA Equivalent Loan will be calculated on the basis of the amount with respect to such BA Equivalent Loan which the Borrower is required to pay on the Maturity Date, and the stamping fee will be paid in accordance with Section 3.11(a)(iii).

9.5 General Mechanics

(a) Rollovers: In the case of a Rollover of maturing Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to the Lender for the face amount of the maturing Bankers' Acceptances, will retain for its own account the Net Proceeds of each new Bankers' Acceptance accepted by it in connection with such Rollover and the Borrower will, on the Maturity Date of the maturing Bankers' Acceptances, pay to the Agent for the benefit of the Lenders an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the aggregate Net Proceeds of the new Bankers' Acceptances.

(b) Conversion from Accommodation to BA's: In the case of a Conversion from a Canadian Prime Rate Loan, U.S. Base Rate Loan or a LIBOR Based Loan into an Accommodation by way of Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to each Lender for the amount of the Canadian Prime Rate Loan, U.S. Base Rate Loan or the LIBOR Based Loan being converted, will retain for its own account the Net Proceeds of each new Bankers' Acceptance accepted by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers' Acceptances pay to the Agent for the benefit of the Lenders an amount equal to the difference between the amount of the Canadian Prime Rate Loan, U.S. Base Rate Loan or the LIBOR Based Loan being converted (if Conversion is from an Accommodation of a different currency, then based on the Canadian Dollar Exchange Equivalent thereof where applicable), including any accrued interest thereon, owing to the Lenders and the Net Proceeds of such Bankers' Acceptances.

(c) Conversion from BA's to Accommodation: In the case of a Conversion of an Accommodation by way of Bankers' Acceptances into a Canadian Prime Rate Loan, U.S. Base Rate Loan or a LIBOR Based Loan, each Lender, in order to satisfy the liability of the Borrower to each Lender for the face amount of the maturing Bankers' Acceptances, will record the obligation of the Borrower to it as a Canadian Prime Rate Loan, U.S. Base Rate Loan or the LIBOR Based Loan (if Conversion is to an Accommodation of a different currency, then based on the Canadian Dollar Exchange Equivalent thereof where applicable), unless the Borrower provides for payment to the Agent for the benefit of the Lenders of the

face amount of the maturing Bankers' Acceptance in some other manner acceptable to the Lenders.

9.6 Escrowed Funds

Upon the request of the Agent after the occurrence and during the continuance of an Event of Default, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the Lenders, an amount equal to the Lenders' maximum potential liability under then outstanding Bankers' Acceptances (the "**Escrow Funds**"). The Escrow Funds will be held by the Agent for set-off against future Indebtedness owing by the Borrower to the applicable Lenders in respect of such Bankers' Acceptances and pending such application will bear interest for the Borrower's Account at the rate payable by the Agent in respect of deposits of similar amounts and for similar periods of time. If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining Escrow Funds if any, together with any accrued interest to the date of release, will be released to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided, will not operate as a repayment of the Aggregate Principal Amount until such time as the Escrow Funds are actually paid to the Lenders as a Principal Repayment.

ARTICLE 10
INCREASED COSTS

10.1 Changes in Law.

(a) If, after the date hereof, due to either:

(i) the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or Administrative Body charged with the administration thereof; or

(ii) the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with,

there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining the Extendible Revolving Loan, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 10.1(b), the Borrower will, within 5 Banking Days after being notified by such Lender of such event, pay to such Lender, quarterly in arrears, that amount (the "**Additional Compensation**") which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b) If Additional Compensation is payable pursuant to Section 10.1(a), the Borrower will have the option to prepay any amount of the Extendible Revolving loan owed to the Lender entitled to receive the Additional Compensation, subject always to Section 9.6 without obligation to make a corresponding prepayment to any other

Lender. If the Additional Compensation relates to outstanding Bankers' Acceptances under the Extendible Revolving Loan, such Lender may require the Borrower to deposit in an interest bearing cash collateral account with such Lender such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers' Acceptances in accordance with the arrangements similar to those set out in Section 9.6.

10.2 Changes in Circumstances

Notwithstanding anything to the contrary herein or in any of the other Documents contained, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Accommodation has become unlawful or impossible due to:

(a) any change in applicable Law, or in the interpretation or administration thereof by authorities having jurisdiction in the matter, or

(b) any material adverse change in or the termination of the London Interbank Eurodollar Market for Eurodollars; or

(c) the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Accommodation, including any expenses resulting from the early termination of any LIBOR Period relating thereto in accordance with Section 8.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Accommodations not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Accommodation upon complying with applicable requirements thereof.

10.3 Application of Sections 10.1 and 10.2

If a Lender exercises its discretion under Sections 10.1 or 10.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the other Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

10.4 Limitations on Additional Compensation

Sections 10.1 and 10.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the

Closing Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 10.1). The Borrower will not be obligated to pay any portion of Additional Compensation accruing under Section 10.1 for any period prior to the date which is 120 days prior to the date on which the affected Lender gives notice to the Borrower that such Additional Compensation is so accruing.

ARTICLE 11
FEES AND EXPENSES

11.1 Agency Fee

The Borrower will pay to the Agent, on an annual basis, the agency fee agreed upon between the Borrower and the Agent, the amount thereof to be kept confidential by the Borrower. The first such agency fee will only be due and payable on the Closing Date.

11.2 Standby Fee

The Borrower shall pay standby fees to the Agent on behalf of each Revolving Lender calculated quarterly in arrears on the last Banking Day of each Calendar Quarter commencing with the last Banking Day of the Calendar Quarter in which the Closing Date occurs, and payable quarterly in arrears on the first Banking Day of each Calendar Quarter in respect of the previous Calendar Quarter and, for Non-Agreeing Lenders, on the Term Date of each such Lender. Each payment of fees shall be calculated for the period commencing on and including the date of execution of this Agreement or the last date on which such standby fees were payable hereunder, as the case may be, up to but not including the last day of the Calendar Quarter for which such stand-by fees are to be paid or the Term Date applicable to such Lender (whichever is earlier) and shall be in an amount equal to the rate for standby fees noted in the definition of Applicable Margin applicable to such Lender, multiplied by the then current Individual Revolving Loan Commitment Amount for such Lender less the average of the Advances outstanding from such Lender for each day in the period of the calculation. For purposes of calculating stand-by fees payable pursuant to this Section 11.2, the amount of Advances outstanding from time to time in US Dollars on each day during the period for which such standby fees are payable shall for the purposes of determining an Exchange Equivalent on such day be notionally converted to the Exchange Equivalent in Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars on a daily basis.

11.3 Participation Fee

The Borrower shall pay to the Agent on behalf of each of BNS and ATB a participation fee of _______ bps on the amount of their respective Individual Term Commitment Amount.

11.4 Rollover Fee

The Borrower shall pay to the Agent on behalf of each of RBC and National a rollover fee of _______ bps on the amount of the Borrower's Indebtedness to the Lenders that is refinanced as contemplated under Section 3.9 and rolled over into the Credit Facilities.

11.5 Expenses

The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out-of-pocket expenses, reasonable legal fees (on a solicitor and his own client full indemnity basis) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Documents and the enforcement of their rights and remedies under the Documents.

ARTICLE 12
REPRESENTATIONS AND WARRANTIES OF THE BORROWER

12.1 Representations and Warranties

The Borrower hereby represents and warrants to the Lenders as of the Closing Date that:

(a) Incorporation, Organization and Power: The Borrower and each corporate Material Subsidiary has been duly incorporated and is validly existing under the Law of its jurisdiction of incorporation, continuation or amalgamation, as the case may be, and is duly registered to carry on business in each jurisdiction in which the nature of any business carried on by it or the character of any property owned or leased by it makes such registration necessary except where the failure to be so registered could not reasonably be expected to have a Material Adverse Effect, and the Borrower and each corporate Material Subsidiary has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(b) Organization and Power of the Partnerships: The Partnerships have been duly organized as general partnerships and each Partnership is validly existing under the Laws of the Province of Alberta and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any business carried on by it or the character of any property owned or leased by it make such registration necessary except where the failure to so register could not reasonably be expected to have a Material Adverse Effect, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(c) Organization and Power of the Trust: The Trust has been duly established and is validly existing as a trust under the Laws of the Province of Alberta and is duly empowered under applicable Laws to carry on business in each jurisdiction in Canada in which the nature of any business carried on by it or the character of any property owned or leased by it makes such empowerment necessary, and that the Trustee, in its capacity as Trustee of the Trust has full power and capacity to enter

into and perform its obligations under the Documents to which the Trust is a party, and to carry on its business as is currently conducted.

(d) Authorization and Status of Agreements: Each Document to which the Borrower, a Material Subsidiary or the Trust is a party delivered pursuant hereto, has been duly authorized, executed and delivered by it and does not conflict with or contravene or constitute a default or create a Lien, other than a Permitted Encumbrance, under:

(i) in the case of the Borrower and each corporate Material Subsidiary its constating documents, by-laws, any resolution of its Directors or any shareholders' agreement in respect thereof;

(ii) in the case of the Partnerships, the Partnership Agreements or any resolution of the partners or the executive committee of the Partnerships;

(iii) in the case of the Trust, the Trust Documents or any resolution of the directors of the Administrator or the Trustee;

(iv) any agreement or document to which it is a party or by which any of its property is bound; or

(v) any applicable Law,

the conflict with, contravention of, default under or creation of a Lien under which could reasonably be expected to have a Material Adverse Effect.

(e) Enforceability: Each of the Documents to which the Borrower, any Material Subsidiary or the Trust is a party constitutes a valid and binding obligation of the Borrower, such Material Subsidiary or the Trust, as applicable, and is enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors' rights generally and by general principles of equity.

(f) Litigation: There are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower's knowledge threatened, to which the Borrower, any Material Subsidiary or the Trust is, or to the Borrower's knowledge, is threatened to be made, a party and the result of which, if successful against it, could reasonably be expected to have a Material Adverse Effect.

(g) Environmental Law: The Borrower and where applicable, each Material Subsidiary, has in all material respects (i) obtained all permits, licenses and other authorizations which are required under Environmental Law; and (ii) is in compliance with Environmental Law and with the terms and conditions of all such permits, licenses and authorizations.

(h) Environmental Condition of Property: The property or any part thereof owned, operated or controlled by the Borrower, either directly or through a Material Subsidiary:

(i) is not, to the knowledge of the Borrower, the subject of any material outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Law or, if subject to any such claim, charge or order, the Borrower, either directly or through a Material Subsidiary, is taking all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting the validity thereof; and

(ii) complies, with respect to each of its use and operation, in all material respects with Environmental Law and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained under applicable Environmental Law.

(i) Title to Properties: The Borrower and where applicable, each Material Subsidiary, has good and valid title to its assets, property and undertakings, subject only to Permitted Encumbrances. The Borrower and each Material Subsidiary is entitled to charge its interests in such properties in favour of the Agent and the Lenders as provided in this Agreement without the need to obtain the consent of or release from any other Person and its interest in such properties are not held in trust by the Borrower or any such Material Subsidiary for any other Person.

(j) Operation of Properties: All of the oil, gas and other wells of the Borrower or any Material Subsidiary have been drilled, completed, shut-in and abandoned (and it has abandoned such wells if they were required by Law to have been abandoned), and the facilities, plants and equipment in respect thereof have been and will continue to be operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Law, except to the extent that the failure to do any of the foregoing could not be reasonably expected to have a Material Adverse Effect.

(k) Financial Condition: The unaudited consolidated pro forma financial statements of the Borrower and the Trust as set out in the Information Circular and as heretofore or contemporaneously delivered to the Agent and the Lenders hereunder were prepared in accordance with GAAP and such unaudited consolidated pro forma financial statements present fairly in all material respects the Borrower's and the Trust's respective consolidated pro forma financial position as at the date thereof.

(l) No Adverse Change: The unaudited pro forma consolidated financial statements of the Borrower and the Trust as set out in the Information Circular were prepared in accordance with GAAP and such unaudited pro forma consolidated financial statements present fairly in all material respects the Borrower's and the Trust's respective pro forma consolidated financial position as at the date thereof and since that date there has been no Material Adverse Effect.

(m) Information: All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower, any Material Subsidiary or the Trust to the Agent or the Lenders in connection with the Extendible Revolving Loan is true and

accurate in all material respects and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way.

(n) No Breach of Orders, Licences or Statutes: None of the Borrower, any Material Subsidiary or the Trust is in breach of:

(i) any order, approval or mandatory requirement or directive of any Administrative Body;

(ii) any governmental licence or permit; or

(iii) any applicable Law,

the breach of which could reasonably be expected to have a Material Adverse Effect.

(o) Pension: The Borrower and each Material Subsidiary has in all respects, complied with the contractual provisions and applicable Laws relating to each Pension Plan to which the Borrower or the Material Subsidiaries is a party except where the failure to comply could not reasonably be expected to have a Material Adverse Effect or is otherwise bound, all amounts due and owing under any such Pension Plan been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that could reasonably be expected to have a Material Adverse Effect.

(p) No Default: No Default or Event of Default has occurred and is continuing.

(q) Insurance: The Borrower and each Material Subsidiary has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Borrower and each Material Subsidiary in accordance with prudent industry standards.

(r) Approvals: All regulatory approvals, consents, permits and licenses necessary for the Borrower, each Material Subsidiary and the Trust to carry on its business, as currently carried on, and all approvals and consents necessary for it to enter into the Documents and perform its obligations thereunder have, in each case, been obtained and are in good standing except to the extent that failure to so obtain could not be reasonably expected to have a Material Adverse Effect.

(s) Payment of Taxes: The Borrower, each Material Subsidiary and the Trust has filed all tax returns which are required to be filed and has paid all Taxes (including interest and penalties) which are due and payable, unless such payment is in good faith disputed, and has made all appropriate provision in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(t) Remittances: All of the remittances required to be made by the Borrower, each Material Subsidiary and the Trust to the applicable federal, provincial, municipal or state governments have been made, are currently up to date and there are no

outstanding arrears, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(u) Subsidiaries: As at the date hereof, the Borrower, the Material Subsidiaries and the Trust have no Subsidiaries other than as set out in Schedule O and the jurisdictions of incorporation, the location of their respective businesses and assets and the trade names of each, if any, used in such locations of the Borrower, the Material Subsidiaries, the Trust and each Material Subsidiary thereof is set forth in Schedule O. The legal and beneficial owners of all of the issued and outstanding Voting Securities of the Borrower and each of the Material Subsidiaries is as set out in Schedule O.

(v) Books and Records: All books and records of the Borrower and the Material Subsidiaries have been fully, properly and accurately kept and completed and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(w) Indebtedness and Liens: None of the Borrower, the Trust or any Material Subsidiary has any Indebtedness for Borrowed Money, other than Permitted Indebtedness, or Liens on its property, other than Permitted Encumbrances.

(x) Use of Proceeds: The proceeds of any Advances are being used in accordance with Section 3.9.

(y) Partnerships: As at the date hereof, the only partners of Fairborne Production Partnership are 988191 Alberta Ltd. and the Borrower and the only partners of Fairborne Pivotal Production Partnership are Pivotal Energy Ltd., Case Resources Inc. and the Borrower.

(z) Trust Indenture: As at the date hereof, the Trust Indenture has not been amended, supplemented or revised and remains in full force and effect.

(aa) Advance Permitted: Each Advance by the Borrower hereunder will comply with, and does not violate, any provisions of the Trust Documents.

(bb) Full Disclosure: There is no fact known as of the date hereof to the Borrower, after reasonable investigation, which has not been fully disclosed to the Agent which has, or would reasonably be expected to have, a Material Adverse Effect.

12.2 Acknowledgement

The Borrower acknowledges that the Agent and the Lenders are relying upon the representations and warranties in this Article 12 in making the Extendible Revolving Loan available to the Borrower and that the representations and warranties contained in Section 12.1, will be deemed to be restated in every respect effective on the date each and every Advance is made except for Advances which are Rollovers or Conversions in which case only Section 12.1(p) will be deemed to be restated; and effective on the date of any Swap Document the representation and warranty contained in Section 12.1(p) will be deemed to be restated; provided that if the representation and warranty contained in Section 12.1(1) is deemed to be repeated at any time after the Borrower is required to

deliver annual audited consolidated financial statements of the Borrower pursuant to Section 13.3(b), then that representation and warranty will be deemed to be given in respect of the most recent of such annual audited consolidated financial statements.

12.3 Survival and Inclusion

The representations and warranties in this Article 12 shall survive until this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate, Environmental Certificates, Closing Certificates, the Security or in any instruments delivered by or on behalf of the Borrower, a Material Subsidiary or the Trust pursuant to this Agreement or any other Document will be deemed to constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 13
COVENANTS OF THE BORROWER

13.1 Affirmative Covenants

While any Indebtedness under the Extendible Revolving Loan is outstanding and except with the written consent of the Lenders:

(a) Punctual Payment: The Borrower will pay or cause to be paid all Indebtedness and other amounts payable under the Documents punctually when due.

(b) Corporate Existence: Except as permitted by Section 14.1, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect the Borrower's and any corporate Material Subsidiary's existence in good standing as a corporation under the Law of its jurisdiction of incorporation.

(c) Partnership Existence: The Borrower will cause each of the Partnerships to remain validly constituted as a general partnership under the Laws of the Province of Alberta.

(d) Trust Existence: The Borrower will or will cause to be done all things necessary to preserve and keep in full force and effect the Trust's existence in good standing as a trust under the Laws of the Province of Alberta.

(e) Notice of Event of Default or Material Adverse Effect: The Borrower will notify the Agent of the occurrence of any Default or Event of Default, or any material adverse change in its financial condition or any matter that has had, or could reasonably be expected to have a Material Adverse Effect, forthwith upon becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(f) Notice of Legal Proceedings: The Borrower will, forthwith upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against the Borrower, the Trust or any Material Subsidiary which, if adversely determined against the Borrower, the Trust or any Material Subsidiary could reasonably be expected to have a Material Adverse Effect and in any event where the claim exceeds $1,000,000.

(g) Notice of Change of Control: The Borrower will, forthwith upon becoming aware thereof, notify the Agent of any Change of Control.

(h) Notice of Environmental Damage: The Borrower will, forthwith upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned (either individually or jointly), operated or controlled by the Borrower or any Material Subsidiary which could reasonably be expected to have a Material Adverse Effect.

(i) Environmental Certificates: The Borrower will provide an Environmental Certificate to the Agent with sufficient copies for each of the Lenders at the same time as the delivery of the annual financial statements referred to in Section 13.3(b).

(j) Additional Environmental Information: The Borrower will upon the request of the Agent make available for discussion with the Agent or its nominee upon reasonable notice and at all reasonable times during regular business hours the individuals who were involved in the preparation of any Environmental Certificate.

(k) Indemnity of Borrower: The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, employees and agents (collectively, the "**Indemnified Parties**"), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable costs or expenses of defending or denying the same and the reasonable costs or expenses of preparing any environmental assessment report or other such reports) suffered or incurred by an Indemnified Party, arising out of, or in respect of:

(i) the Release of any Contaminant into the Environment from or into any property, owned, operated or controlled, directly or indirectly, by the Borrower or otherwise in which the Borrower or any Subsidiary, has an interest; and

(ii) the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that such costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions or liabilities arise from the gross negligence or wilful misconduct of the Agent or the Lenders, or any of their directors, officers, employees and agents (in this Section 13.1(k) collectively a "**claim**"). This indemnity will survive repayment or cancellation of the Extendible Revolving Loan or any part thereof, including any termination of the other provisions of this Agreement. Other than for costs and expenses incurred by the Indemnified Parties for investigating, defending or denying a claim or preparing any necessary environmental assessment report or other reports in connection with any claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefor), the Indemnified Parties will not request indemnification from the Borrower unless an Indemnified Party is required by

Law, based on the advice of such Indemnified Party's counsel, to honour a claim or any part thereof. During the continuation of an Event of Default, the Indemnified Parties will be entitled, but not obligated, to negotiate any settlement of a claim in consultation with the Borrower, and any such settlement will be binding on the Parties, provided that the Borrower will not be liable for any settlement of any action without its written consent, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Borrower, at its option by notice to the Lenders, may assume carriage at any time of any proceedings giving rise to a claim, including choice of counsel.

(l) Performance: The Borrower will, and will cause each Material Subsidiary and the Trust to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(m) Operation of Business and Properties: The Borrower will, and will cause each Material Subsidiary to, conduct its business in a proper and prudent manner and maintain and preserve its assets and property so as not to materially and adversely impair its ability to perform its obligations under this Agreement, and operate its property, or, if it is not the operator, use reasonable efforts to ensure that such property is operated, in accordance with sound industry practice and in accordance in all respects with applicable Law, except to the extent failure to do so could not reasonably be expected to have a Material Adverse Effect.

(n) Performance of Agreements: The Borrower will, and will cause each Material Subsidiary to, perform its obligations under all agreements relating to its property, assets and undertaking, including payment of rentals, royalties, Taxes or other charges in respect thereof which are necessary to maintain all such agreements in good standing, except to the extent failure to do so could not reasonably be expected to have a Material Adverse Effect.

(o) Insurance: The Borrower will, and will cause each Material Subsidiary to, maintain adequate insurance in respect of its material property, including all wellhead equipment and other plant and equipment according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(p) Material Adverse Claims: The Borrower will, and will cause each Material Subsidiary to, except for Permitted Encumbrances, defend its property, assets and undertaking from all material adverse claims where the failure to do so in the opinion of the Lenders, acting reasonably, threatens the intended priority or validity of the Security as herein provided, or could reasonably be expected to have a Material Adverse Effect.

(q) Protection of Security: The Borrower will and will cause each Material Subsidiary and the Trust to do all things reasonably requested by the Agent to protect and maintain the Security and the priority thereof in relation to other Persons.

(r) Environmental Audit: If the Agent, acting reasonably, determines that the Borrower's or any Material Subsidiary's obligations or other liabilities in respect

of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards, whether contingent or actual, could reasonably be expected to have a Material Adverse Effect then, at the request of the Agent, the Borrower will assist the Agent in conducting an environmental audit of the property which is the subject matter of such contingent or actual obligations or liabilities, by an independent consultant selected by the Agent. The reasonable costs of such audit will be for the account of the Borrower, provided that the Agent will carry out such audit in consultation with the Borrower to expedite its completion in a cost effective manner. Should the result of such audit indicate that the Borrower or a Material Subsidiary is in breach, or with the passage of time will be in breach, of any Environmental Law and such breach or potential breach has or could reasonably be expected to have, in the opinion of the Lenders, acting reasonably, a Material Adverse Effect, and without in any way prejudicing or suspending any of the rights and remedies of the Agent and the Lenders under the Documents, the Borrower will forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Agent fully advised of the actions it intends to take and has taken to rectify such breach or potential breach and the progress it is making in rectifying same. The Agent will be permitted to retain, for the account of the Borrower (to the extent such account is reasonable), the services of a consultant to monitor the Borrower's or any Material Subsidiary's compliance with this Section 13.1(r).

(s) Payment of Taxes: The Borrower will, and will cause each Material Subsidiary and the Trust to, duly file on a timely basis all Tax returns required to be filed by it, and duly and punctually pay all Taxes and other governmental charges levied or assessed against it or its property, except, in either case, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(t) Notices and Filings: The Borrower will, on a timely basis, furnish to the Agent (by electronic means satisfactory to the Agent, together with one hard copy thereof or in sufficient hard copies for each of the Lenders) all prospectuses, material change reports (except those filed on a confidential basis, but only for so long as such confidentiality remains in effect) and press releases filed by the Borrower, any Material Subsidiary or the Trust with securities commissions having jurisdiction and other documents distributed by the Trust to its unitholders.

(u) Inspection of Property; Books and Records; Discussions: The Borrower will, and will cause each Material Subsidiary and the Trust to, maintain books and records of account in accordance with GAAP and all applicable Law; and permit representatives of the Agent from time to time (after a Default or Event of Default at the Borrower's expense), to visit and inspect any of its property and to examine and make abstracts from any of its books and records at any reasonable time during normal business hours and upon reasonable request and notice, and subject to the Borrower's health and safety requirements, and to discuss its business, property, condition (financial or otherwise) and prospects with its senior officers and (in the presence of such representatives, if any, as it may designate) with its independent chartered accountants.

(v) Comply with Law and Maintain Permits: The Borrower will, and will cause each Material Subsidiary and the Trust to, comply with applicable Laws and obtain and maintain all permits, licenses, consents and approvals necessary to the ownership of its property and to the conduct of its business in each jurisdiction where it carries on business or owns property, including those issued or granted by Administrative Bodies, except to the extent failure to do so could not reasonably be expected to have a Material Adverse Effect.

(w) Other Information: The Borrower will provide to the Agent such other documentation and information concerning the Borrower, the Material Subsidiaries and the Trust as may be requested by the Lenders, acting reasonably, including any internally or independently prepared environmental assessment reports in the possession of the Borrower or any Material Subsidiary.

(x) Subsidiary Security: The Borrower will cause each Material Subsidiary to provide the Agent with a guarantee of the Borrower's Indebtedness under the Documents and with the other Security listed in Section 4.1 in form and substance satisfactory to the Agent within 10 days of any such Subsidiary becoming a Material Subsidiary, together with such supporting documentation and legal opinions as the Agent may reasonably require.

(y) Use of Proceeds: The Borrower will use the proceeds of the Extendible Revolving Loan solely for the purposes contemplated by Section 3.9.

(z) Default to Third Parties: If the Borrower or any Material Subsidiary is in default under any term or provision of any agreement between itself and any lender which provides for recourse against it of an amount in excess of $1,000,000, and as a result of such default such lender shall have accelerated or shall have the right to accelerate any of its indebtedness in excess of $1,000,000 or if such lender shall demand payment of any indebtedness in excess of $1,000,000 it owes to the lender as a result thereof, to promptly provide notice thereof to the Agent together with full particulars thereof.

13.2 Negative Covenants

While any Indebtedness under the Extendible Revolving Loan is outstanding and except with the written consent of the Lenders:

(a) Limitation on Borrowings, Liens and Distributions: The Borrower will not, and will not permit the Material Subsidiaries to:

(i) incur Indebtedness for Borrowed Money, except for Permitted Indebtedness;

(ii) provide or permit to exist a Lien over any of its assets, property or undertakings, except for Permitted Encumbrances; or

(iii) make any Distribution, other than Permitted Distributions.

(b) Limitation on Consolidated Total Funded Debt: The Borrower will not and will not permit the Material Subsidiaries to permit Consolidated Total Funded Debt as

at any date to exceed 110% of the Borrowing Base. The Borrower covenants and agrees that if the Consolidated Total Funded Debt exceeds 100% of the Borrowing Base for the preceding Fiscal Quarter than the Consolidated Total Funded Debt for the then current Fiscal Quarter shall not exceed 100% of the Borrowing Base and that Indebtedness for Borrowed Money shall not, at any time, exceed 100% of the Borrowing Base.

(c) Limitation on Commodity Swap Contracts: The Borrower will not and will not permit any Material Subsidiary to enter into any contract for a commodity swap or other hedging or protection agreement or option designed to protect against fluctuations in commodity prices (which, for greater certainty, includes both physically and financially settled hedges but exclude sales of the current month's and next following month's production) (collectively, the "**Commodity Swap Contracts**") if the term of any such Commodity Swap Contract at the time entered into exceeds two years; provided that with respect to any Commodity Swap Contract permitted hereunder the aggregate amounts or volumes hedged under all such Commodity Swap Contracts at the time any such Commodity Swap Contract is entered into, and after giving effect to the Commodity Swap Contract proposed to be entered into, shall not exceed 50% of the average net daily petroleum liquids production (including oil and natural gas liquids) or 50% of the average net daily gas production (in each case calculated separately not collectively) of the Borrower and all Material Subsidiaries in the immediately preceding Fiscal Quarter (the "**Prior Quarterly Production**"); provided that the Prior Quarterly Production applicable at the time any such Commodity Swap Contract is entered into shall be increased or decreased as applicable, by the Borrower acting reasonably, to reflect producing properties added, or disposed of, by the Borrower, any Material Subsidiary since the end of the immediately proceeding Fiscal Quarter.

(d) Limitation on Hedging Agreements: The Borrower will not, and will not permit any Material Subsidiary to, enter into or maintain any Commodity Swap Contract and any other derivative agreement or other similar agreement or arrangements (including, without limitation, any ISDA Master Agreement and any schedules thereto or confirmation issued thereunder) relating to any transaction which is a rate swap transaction, basis swap, forward rate transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions), (collectively, the "**Hedging Agreements**"), unless such Hedging Agreement is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes.

(e) Mergers, Amalgamation and Consolidations: The Borrower will not, and will cause the Material Subsidiaries not to, merge, amalgamate or consolidate with another Person except as permitted under Article 14.

(f) Limitation on Sale and Lease-Back Transactions: Subject to Section 13.2(i), the Borrower will not and will not permit Material Subsidiaries to enter into any

arrangement with any Person providing for the leasing of property from such Person which property has been or is to be sold or transferred by the Borrower or such Material Subsidiary to such Person (a "**Sale and Lease-Back Transaction**"), unless the proceeds to the Borrower or such Material Subsidiary of such sale are at least equal to the fair market value of such property and provided that the Canadian Dollar Exchange Equivalent of the Indebtedness of the Borrower and the Material Subsidiaries under all Sale and Lease-Back Transactions does not exceed $5,000,000 in the aggregate except for Sale and Lease-Back Transactions where the Borrower, or a Material Subsidiary, as the case may be, utilizes the net proceeds arising therefrom to acquire, within 120 days, an interest in property substantially similar in nature to the property sold or transferred.

(g) Purchase Money Liens: The Borrower will not and will not permit Material Subsidiaries to permit the Canadian Dollar Exchange Equivalent of its Indebtedness arising under Purchase Money Liens to exceed $2,000,000 in the aggregate.

(h) Change in Business, Name, Location or Fiscal Year: The Borrower will not (i) on a consolidated basis, change in any material respect the nature of its business or operations from the nature of its business and operations carried on as of the Closing Date, or (ii) change its or any Material Subsidiary's corporate or partnership name, as applicable, trade name or locations of business from those set forth in Schedule O without giving the Agent 15 days prior written notice thereof, or (iii) change its fiscal year.

(i) Asset Dispositions: Other than for Permitted Dispositions, the Borrower will not, and will not permit any Material Subsidiary to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and, in each case, related facilities, to any Person without the prior written consent of all of the Lenders, such consent not to be unreasonably withheld, which consent may be provided on the condition that the proceeds of such transactions are used to make a permanent reduction of the Revolving Loan Commitment Amount by an amount equal to the value attributed by the Agent to such property or assets in determining the then current Borrowing Base or the requirement that such amount is used to acquire P&NG Rights which will be Borrowing Base Properties, with a value, as determined by the Agent, not less than the lending value attributed by the Agent to the Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities subject to any such disposition. During the continuance of a Default or an Event of Default, the Borrower will not be entitled to make Permitted Dispositions except for those described in paragraphs (a), (b) and (c) of the definition thereof set forth in Schedule A.

(j) Financial Assistance or Capital Contributions: The Borrower will not, and will not permit any Material Subsidiary to, (i) provide any guarantee, loans or other financial assistance to any Person, other than to the Agent, the Borrower, a Material Subsidiary or a Swap Lender, (ii) make any contributions of capital or any other forms of equity investment in any Person that is not the Borrower or a Material Subsidiary.

(k) Material Investments: The Borrower will not, and will not permit any Material Subsidiary, to make material investments or enter into ventures of a material nature which are outside the scope of their normal course of business.

(l) Transactions with Affiliates: The Borrower will not, and will not permit any Material Subsidiary to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders or with any Affiliate, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder or Affiliate or with any of its directors or officers, except a transaction or agreement or arrangement which is in the ordinary course of business of the Borrower or a Material Subsidiary and which is upon fair and reasonable terms not less favourable to the Borrower or a Material Subsidiary than it would obtain in comparable arms-length transaction; provided that such restriction will not apply, subject to compliance with Section 13.1(x), to any transaction between the Borrower and a Material Subsidiary or between Material Subsidiaries or to transactions described in the Trust Documents.

(m) Changes to Certain Documents: The Borrower will not amend, or allow the amendment of, the terms of any of the Material Agreements or waive for the benefit of the counter party thereto any provisions thereof, if to do so could reasonably be expected to materially prejudice the rights and interests of the Lenders under the Documents without the prior written consent of the Lenders.

(n) Exchangeco Restriction: The Borrower will not permit payments of Indebtedness to be made to Exchangeco if substantially the same payments are not forthwith paid onward by Exchangeco to the Trust.

13.3 Reporting Covenants

During the Revolving Period, the Term Period or while the Borrower has any Indebtedness under the Documents, the Borrower covenants to deliver to the Agent copies of each of the following in a sufficient number for the Agent and each Lender:

(a) Quarterly Compliance Certificate: At the same time as the Borrower provides the quarterly and yearly financial statements under Section 13.3(b), the Borrower will furnish to the Agent (in sufficient copies for each of the Lenders) a Compliance Certificate.

(b) Financial Statements: Within 45 days after the end of each of the first three Fiscal Quarters of the Trust and within 90 days after the end of each Fiscal Year of the Trust, the Borrower will furnish to the Agent (by electronic means satisfactory to the Agent, together with one hard copy thereof or in sufficient hard copies for each of the Lenders) a copy of the Trust's quarterly unaudited consolidated financial statements and the Trust's annual audited consolidated financial statements, as applicable, and the unaudited unconsolidated annual financial statements of the Trust, the Borrower and each of the Material Subsidiaries.

(c) Monthly Lease Operating Statements: Within 45 days of the end of each Fiscal Quarter, the Borrower will provide to the Agent, for the benefit of the Lenders, the most recent consolidated monthly production revenue statements for the immediately preceding Fiscal Quarter of the Borrower covering the Proved Producing Reserves and indicating the gross oil and gas production, net production, total revenues, royalties and other burdens, operating expenses and net revenues of the Borrower and each Material Subsidiary, in a format acceptable to the Agent, acting reasonably.

(d) Annual Budget: Forthwith following approval thereof by the Borrower's Directors and, in any event, within 90 days after the end of each Fiscal Year of the Borrower, the Borrower will furnish to the Agent (in sufficient copies for each of the Lenders) a copy of the Borrower's consolidated annual budget, including the estimated annual provision for site restoration and abandonment costs associated with its and oil and gas properties.

ARTICLE 14
REORGANIZATION

14.1 Reorganization

The Borrower may and may permit any Material Subsidiary to, from time to time, amalgamate, merge or consolidate with another Person, provided that:

(a) no Default or Event of Default will be continuing at the time of such amalgamation, merger or consolidation and no Default or Event of Default will result from such amalgamation, merger or consolidation;

(b) prior to or contemporaneously with the consummation of such amalgamation, merger or consolidation, the Borrower, any such Material Subsidiary and the successor entity, as applicable, will have executed such instruments and done such things as in the reasonable opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

   (i) the successor entity will be a corporation incorporated under the Law of Canada or one of its provinces and will have assumed all the covenants and obligations of the Borrower or the Material Subsidiary, as applicable, under the Documents;

   (ii) the Documents, as applicable, will be valid and binding obligations of the successor entity entitling the Lenders and the Agent, as against the successor entity, to exercise all their rights and benefits thereunder;

   (iii) the Lien created by the Security will continue to be a Lien against the property of the successor entity in substantially the same manner and to the same extent and priority as existed immediately prior to such amalgamation, merger or consolidation;

   (iv) the rights and benefits afforded or intended to be afforded the Lenders and the Agent under the Documents are not materially prejudiced; and

(v) legal opinions in form satisfactory to the Agent confirming the matters set forth in Sections 14.1(b)(i), (ii) and (iii) are provided by Borrower's Counsel and counsel to the Agent; and

(c) no Material Adverse Effect will occur as a result of such amalgamation, merger or consolidation.

ARTICLE 15
EVENTS OF DEFAULT

15.1 Event of Default

Each of the following events will constitute an Event of Default:

(a) Failure to Pay: If the Borrower makes default in the due and punctual payment of any principal amount owing under the Documents, as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower makes default in the due and punctual payment of interest, fees or other non-principal amounts owing under the Documents, as when the same become due and payable, whether at maturity or otherwise and such default continues for a period of 2 Banking Days.

(b) Incorrect Representations: If any representation or warranty made by the Borrower, a Material Subsidiary or the Trust in any Document proves to have been incorrect when so made or deemed to have been repeated as herein provided and such default continues for a period of 15 days after notice thereof is given to the Borrower by the Agent.

(c) Breach of Covenants: Except for an Event of Default set out in Section 15.1(a) or elsewhere in this Section 15.1, if the Borrower, a Material Subsidiary or the Trust defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents, and such default continues for a period of 30 days after notice thereof is given to the Borrower by the Agent.

(d) Insolvency: If a judgment, decree or order of a court of competent jurisdiction is entered against the Borrower, any Material Subsidiary or the Trust (i) adjudging the Borrower, any Material Subsidiary or the Trust bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other Person with like powers, over all, or substantially all, of the property of the Borrower, any Material Subsidiary or the Trust or (iii) ordering the involuntary winding up or liquidation of the affairs of the Borrower, any Material Subsidiary or the Trust or (iv) if any receiver or other Person with like powers is appointed over all, or substantially all, of the property of the Borrower, any Material Subsidiary or the Trust, unless, in any such case, such judgment, petition, order or appointment is stayed and of no effect against the rights of the Lenders within 30 days of its entry.

(e) Winding-Up: If, (i) except as permitted by Section 14.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of the Borrower, any Material Subsidiary or the Trust, pursuant to applicable Law, including the *Business Corporations Act* (Alberta), or (ii) if the Borrower, any Material Subsidiary or the Trust institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) the Borrower, any Material Subsidiary or the Trust consents to the filing of any petition under any such Law or to the appointment of a receiver, or other Person with like powers, over all, or substantially all, of the Borrower's, any Material Subsidiary's or the Trust's property, or (iv) the Borrower, any Material Subsidiary or the Trust makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) the Trust takes or consents to any action in furtherance of any of the aforesaid purposes.

(f) Other Indebtedness: The Borrower or any Material Subsidiary fails to make any payment of principal or interest in regard to any Indebtedness for Borrowed Money, other than under the Trust Documents, whatsoever owed by it after the expiry of any applicable grace period and demand therefor, to any Person, other than the Agent and any Lender under the Documents, where the outstanding principal amount of such Indebtedness for Borrowed Money, in the aggregate, is more than $2,000,000 applicable at the time of such determination.

(g) Adverse Proceedings: The occurrence of any action, suit or proceeding against or affecting the Borrower, any Material Subsidiary or the Trust before any court or before any Administrative Body which, if successful, could reasonably be expected to have a Material Adverse Effect, unless the action, suit, or proceedings will be contested diligently and in good faith and, in circumstances where a lower court or tribunal has rendered a decision adverse to the Borrower, any Material Subsidiary or the Trust, the Borrower, such Material Subsidiary or the Trust is appealing such decision, and has provided a reserve in respect thereof, adequate in the opinion of the Lenders.

(h) Judgment: A judgment is obtained against the Borrower or any Material Subsidiary for an amount in excess of Cdn. $2,000,000 in the aggregate which remains unsatisfied and undischarged for a period of 30 days during which such judgment shall not be on appeal or execution thereof shall not be effectively stayed.

(i) Material Lien: The property of the Borrower or any Material Subsidiary having a fair market value in excess of Cdn. $2,000,000 in the aggregate shall be seized (including by way of execution, attachment, garnishment or distraint) or any Lien thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of Cdn. $2,000,000 shall exist in respect of the Borrower, any Material Subsidiary or such property, or any sheriff; civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the *Civil*

Enforcement Act (Alberta), the *Workers' Compensation Act* (Alberta), the *Personal Property Security Act* (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days;

(j) Operating Loan: The occurrence of an event of default under the Operating Loan Agreement or if a demand is made thereunder.

(k) Hedging Agreements: The occurrence of an event of default under any Hedging Agreement to which the Borrower or a Material Subsidiary is a party, except to the extent that such action could not reasonably be expected to have a Material Adverse Effect.

(l) Cessation of Business: Except as permitted by Section 14.1, the Borrower, any Material Subsidiary or the Trust ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(m) Enforceability of Documents: If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower, any Material Subsidiary or the Trust or if any Lien constituted pursuant to the Security ceases to have the priority contemplated in the Documents.

(n) Administrative Order: If an order is issued by an Administrative Body against the Borrower, a Material Subsidiary or the Trust;

(i) such order would be binding on a receiver or receiver/manager of the Borrower, a Material Subsidiary or the Trust;

(ii) the Borrower, a Material Subsidiary or the Trust has not complied with such order for a period of 60 days from the date on which such order was issued or for such greater period of time as may be permitted by the terms of such order (unless the Borrower, a Material Subsidiary or the Trust has obtained a stay of such order and is appealing same); and

(iii) the costs of complying with all such orders would be in excess of Cdn. $2,000,000;

(o) Change of Control: If a Change of Control occurs and the Lenders have not provided their prior written consent, in their sole discretion, to the same.

(p) Borrowing Base Shortfall: If at any time there exists a Borrowing Base Shortfall that has not been eliminated in accordance with Section 3.5(a).

(q) Approvals: If any approvals, consents, permits or licenses necessary for the Borrower, the Material Subsidiaries or the Trust to carry on business, as currently carried on and to perform its obligations under the Documents are not obtained, or

are withdrawn or cease to be in full force and effect, except to the extent that the foregoing could not reasonably be expected to have a Material Adverse Effect.

(r) Creditor Action: If any secured creditor of the Borrower or a Material Subsidiary takes any action to realize on its security, except to the extent that such action could not reasonably be expected to have a Material Adverse Effect.

(s) Material Adverse Effect: If any event shall occur which has a Material Adverse Effect.

15.2 Remedies

Upon the occurrence of an Event of Default which has not been waived, the Agent (on the direction of the Lenders) shall forthwith terminate any further obligation to make Advances and declare all Indebtedness owing under the Extendible Revolving Loan together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders may exercise any and all rights, remedies, powers and privileges afforded by applicable Law or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

15.3 Waivers

An Event of Default may only be waived in writing by all of the Lenders.

15.4 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Documents.

15.5 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Law; any single or partial exercise by the Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement therein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Agent or such Lender or any of the other Lenders may be lawfully

entitled for the same default or breach, and any waiver by the Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement therein contained, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. The Agent may on behalf of the Lenders, and shall if so required by the Majority Lenders, to the extent permitted by applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Documents;

(b) enjoining a violation of any of the terms of the Documents;

(c) aiding in the exercise of any power granted by the Documents or by Law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Advances or amounts otherwise due under the Documents.

15.6 Set-Off

In addition to any rights now or hereafter granted under applicable Law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which is continuing and which has not theretofore been waived by the Lenders and from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower to the Agent or such Lender under this Agreement, including, without limitation, all claims of any nature or description arising out of the Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement and although these obligations, liabilities or claims of the Borrower or any of them are contingent or unmatured.

ARTICLE 16
CONFIDENTIALITY

16.1 Non-Disclosure

All information, including any information relating to a Hostile Acquisition, other than information that is required by Law to be disclosed by the Party receiving the information to any Administrative Body, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 16.2 and 16.3.

16.2 Exceptions

Section 16.1 does not apply to information:

(a) of a Party where that Party consents in writing to its disclosure;

(b) which becomes part of the public domain;

(c) received from a third party without restriction on further disclosure and without breach of Section 16.1;

(d) developed independently without breach of Section 16.1; or

(e) to the extent required to be disclosed by order or direction of a court or Administrative Body of competent jurisdiction.

16.3 Permitted Disclosures by the Agent or the Lenders

Information received by the Agent or a Lender may be disclosed to the Agent or any other Lender, including any financial institution which desires to become a Lender hereunder and to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender or such financial institution on a need to know basis.

16.4 Survival

The obligations of the Parties under this Article 16 will survive the termination of this Agreement.

ARTICLE 17
ASSIGNMENT

17.1 Assignment of interests

Except as expressly permitted under Article 14 and this Article 17, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior written consent of all of the Lenders, such consent not to be unreasonably withheld.

17.2 Assignment by the Lenders

Each Lender will have the right to sell or assign in minimum portions of Cdn. $5,000,000 (with such Lender, where such sale or assignment is not of all of such Lender's Individual Revolving Loan Commitment Amount, retaining an Individual Revolving Loan Commitment Amount of at least Cdn. $5,000,000) such Lender's Individual Revolving Loan Commitment Amount to one or more Domestic Lenders acceptable to the Borrower and the Agent, acting reasonably, provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay by way of withholding tax or otherwise any greater amount than it would have been obliged to pay if the Lender had not made an assignment. An assignment fee of $3,500 for each such assignment (other than to an Affiliate of a Lender) will be payable to the Agent by the assignee Lender. In the event of such sale or assignment, the Borrower, the Agent and the other Lenders will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such sale or assignment, including a Lender Assignment Agreement. Notwithstanding the foregoing, no consent of the Borrower or the Agent will be required if an assignment occurs during a Default or Event of Default which is continuing.

17.3 Effect of Assignment

To the extent that any Lender sells or assigns any portion of its Individual Revolving Loan Commitment Amount pursuant to Section 17.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent a Lender Assignment Agreement, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Revolving Loan Commitment Amount so sold or assigned from and after the date of such Lender Assignment Agreement and the Borrower's recourse under the Documents in respect of such portion so sold or assigned from and after the date of the Lender Assignment Agreement will be to such new Lender or new Lenders only, as the case may be, and their successors and permitted assigns.

17.4 Participations

Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a "**Participant**") participating interests in any of the Advances, commitments, or other interests of such Lender hereunder, provided, however, that:

(a) no participation contemplated in this Section 17.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;

(b) such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c) the Agent will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Documents;

(d) no Participant will have any rights (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e) the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 18
<u>ADMINISTRATION OF THE CREDIT FACILITY</u>

18.1 Authorization and Action.

(a) Authorization and Action: Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain

from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by Law in so acting or refraining from acting) upon the instructions of the Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b) Lenders' Determinations: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c) Deemed Non-Consent: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within ten (10) Banking Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such ten (10) Banking Day period.

18.2 Procedure for Making Advances

(a) Pro rata Advances: Subject to Sections 6.2, 6.3 and 6.4, all Advances under the Extendible Revolving Loan made by the Revolving Lenders will be made in accordance with each Participating Lender's Rateable Portion of such Advance.

(b) Instructions from Borrower: The Lenders, through the Agent, will make Advances under the Extendible Revolving Loan available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender's Rateable Portion of such Advances have been credited in accordance with Section 5.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under the Extendible Revolving Loan, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice and which are commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c) Assumption Respecting Availability: Unless the Agent has been notified by a Lender within 1 Banking Day prior to an anticipated Advance under the Extendible Revolving Loan that such Lender will not make available to the Agent its Rateable Portion of such Advance, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance under the Extendible Revolving Loan available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender's Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender's Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender's Rateable Portion of the Advance under the Extendible Revolving Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under the Extendible Revolving Loan.

18.3 Remittance of Payments

Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender's Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

18.4 Redistribution of Payment

Each Lender agrees that:

(a) If it exercises any right of counter-claim, set off, bankers' lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i) amounts outstanding at such time owed by the Borrower to such Lender under this Agreement, which amounts will be applied in accordance with this Section 18.4; and

(ii) amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (including a Bankers' Acceptance) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers' acceptance without apportionment.

(b) If it receives, through the exercise of a right or the receipt of a secured claim described in Section 18.4(a) or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Extendible Revolving Loan (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Extendible Revolving Loan of the other Lenders so that their respective receipts will be *pro rata* to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 18.4 to share in the benefits of any recovery on such secured claims.

(c) If it does any act or thing permitted by Sections 18.4(a) or (b), it will promptly provide full particulars thereof to the Agent.

(d) Except as permitted under Sections 18.4(a) or (b), no Lender will be entitled to exercise any right of counter-claim, set off, bankers' lien or similar right without the prior written consent of' the other Lenders.

18.5 Duties and Obligations

The Agent or any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons)

will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a) may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Lender Assignment Agreement from such Lender,

(b) may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c) will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d) may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e) may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Extendible Revolving Loan, or for any statements, warranties or representations (whether written or oral) made in connection with the Extendible Revolving Loan, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

18.6 Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

18.7 Agent and Agent Authority

With respect to its Rateable Portion of the Revolving Loan Commitment Amount and the Advances made by it as a Lender under the Extendible Revolving Loan, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender

and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower, its Subsidiaries, their respective shareholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

18.8 Lenders' Credit Decisions

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Material Subsidiaries. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with the Extendible Revolving Loan (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any of its Material Subsidiaries. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Borrower for the satisfaction of any Indebtedness owing to it under the Documents without the written consent of the other Lenders.

18.9 Indemnification

The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

18.10 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 30 days' notice (the "**Resignation Notice**") thereof to the Lenders and the Borrower. The remaining Lenders

will forthwith upon receipt of the Resignation Notice unanimously appoint a successor administrative agent (the "**Successor Agent**") to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as administrative agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as administrative agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent's obligations hereunder as a Lender, including for its Rateable Portion of the Revolving Loan Commitment Amount. After the resignation of the Agent as administrative agent hereunder, the provisions of this Article 18 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the administrative agent of the Lenders hereunder. Notwithstanding the foregoing, if the remaining Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may and with the approval of the Borrower prior to an Event of Default, such approval not to be unreasonably withheld, appoint a Successor Agent from among the Lenders.

18.11 Taking and Enforcement of Remedies

Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required unanimity as herein provided), regardless of whether acceleration of Indebtedness hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Extendible Revolving Loan, including any acceleration of Indebtedness thereunder, but that any such action will be taken only by the Agent with the prior written direction of the Lenders (with the required unanimity as herein provided). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Borrower under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Extendible Revolving Loan, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

18.12 Reliance Upon Agent

The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction

provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

18.13 Agent May Perform Covenants

If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 30 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus 2%.

18.14 No Liability of Agent

The Agent, in its capacity as agent of the Lenders under the Documents, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

18.15 Nature of Obligations under this Agreement.

(a) Obligations Separate: The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b) No Liability for Failure by other Lenders: Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

18.16 Lenders' Consents to Waivers, Amendments, etc.

(a) Unanimous Consent: Notwithstanding anything herein to the contrary and without in any way limiting the context of any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Advances, a reduction of the interest rates, the Bankers' Acceptance stamping fees, standby fees or the amount of any payments payable by the Borrower to the Lenders under this Agreement and any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any reduction in the notice periods provided for hereunder;

(ii) a release or discharge of or a material amendment to the Security, unless otherwise expressly permitted in the Documents;

(iii) an increase or decrease in the Revolving Loan Commitment Amount of any Lender,

(iv) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(v) a change in the definition of "Majority Lenders";

(vi) a waiver of or change to any matter which, pursuant to the Documents, specifically requires the consent or agreement of all of the Lenders;

(vii) a change to the provisions of this Subsection 18.16(a); or

(viii) except as contemplated by Section 3.2, a change to the Term Date or the Term Maturity Date.

Notwithstanding anything herein contained to the contrary, the Lenders hereby authorize the Agent to provide releases on behalf of all of the Lenders from time to time and at any time of any Lien created pursuant to the Security with respect to any Permitted Disposition and, for greater certainty, to also provide from time to time and at any time upon request from the Borrower, acting reasonably, confirmations to third parties to the effect that neither the Agent nor the Lenders has a continuing Lien in any such property which has been disposed of or encumbered as permitted pursuant to the Documents. Unless an Event of Default has occurred and is continuing, the Lenders shall, or cause the Agent to, provide such releases or postponements as the Borrower requests to facilitate the creation of Permitted Encumbrances and the effecting of Permitted Dispositions.

(b) Agent's Consent: Any waiver of or any amendment to any provision of the Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

18.17 Amendment of this Article 18

Save and except for the provisions of Section 18.10, the provisions of this Article 18 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities of the Borrower hereunder. A copy of the instrument evidencing any such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

ARTICLE 19
MISCELLANEOUS

19.1 Notices

Unless otherwise provided in the Documents, any notice, consent, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a) left at the relevant address set forth below; or

(b) telecopied or sent by other means of recorded electronic communication; and

if to the Agent, addressed to the Agent at:

if to RBC, as Lender, addressed to RBC at:

if to National at:

if to BNS at:

if to ATB at:

if to the Borrower, to any Material Subsidiary or to the Trust, addressed to the Borrower at:

(c) The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d) Any notice or other communication given or made in accordance with this Section 19.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e) Each Party may change its address and telecopier number for purposes of this Section 19.1 by notice given in the manner provided in this Section 19.1 to the other Parties.

(f) Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

19.2 Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided that the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such

verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

19.3 No Partnership, Joint Venture or Agency

Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

19.4 Judgment Currency

(a) Deficiency: If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the "**Original Currency**") into another currency (the "**Second Currency**"), the rate of exchange applicable will be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Calgary, Alberta the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the "**First Party**") agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency. The Borrower acknowledges and agrees that any Indebtedness it may incur or suffer under this Section 19.4(a) will be secured by the Security unless earlier discharged as provided herein.

(b) Excess: The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 19.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

19.5 General Indemnity

In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its maturity date; (c) the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers' Acceptance before the maturity date of such Bankers' Acceptance; (e) the Borrower's repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (f) the Borrower's failure to give any notice required to be given by it to the Lender hereunder; (g) the failure of a Borrower to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of the Borrower's, any Material Subsidiary's or the Trust's representations and warranties contained in any Document; (i) any failure of the Borrower, any Material Subsidiary or the Trust to observe or fulfill its covenants in any Document; or (j) the occurrence of any Default or Event of Default; provided that this Section 19.5 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section 19.5 shall survive repayment of the Indebtedness of the Borrower under the Documents.

19.6 Further Assurances

The Borrower will, from time to time forthwith at the Agent's request and at the Borrower's own cost and expense (to the extent reasonable), do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, financing change statements, assignments, acts, matters and things which may be reasonably required by the Agent with respect to the Extendible Revolving Loan, the Security or any part thereof and to give effect to any provision of the Documents.

19.7 Waiver of Law

To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

19.8 Attornment and Waiver of Jury Trial

The Parties hereto do hereby irrevocably:

(a) submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b) to the extent legally permitted, waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

19.9 Payments Due on Banking Day

Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding Banking Day, or LIBOR Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

19.10 Application of Proceeds

Except as otherwise agreed to by all of the Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 15.2, will be applied by the Agent in the following order:

(a) in payment of any amounts due and payable by way of recoverable expenses;

(b) in payment of any amounts by way of any fees (other than the stamping fees referred to in Section 3.11(a) and standby fees referred to in Article 11);

(c) in payment of any amounts due and payable as and by way of interest, the stamping fees or the commitment fees, including any interest on overdue amounts;

(d) in payment of the Aggregate Principal Amount; and

(e) in payment of all other Indebtedness of the Borrower, a Material Subsidiary or the Trust under the Documents.

19.11 Whole Agreement

This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Borrower on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

19.12 Counterparts

The Documents may be executed in any number of counterparts (including by facsimile transmission) and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

THIS AGREEMENT has been executed effective the date first written.

FAIRBORNE ENERGY LTD., as Borrower	**ROYAL BANK OF CANADA, as Lender**
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:
NATIONAL BANK OF CANADA, as Lender	**ALBERTA TREASURY BRANCHES, as Lender**
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:
THE BANK OF NOVA SCOTIA, as Lender	**ROYAL BANK OF CANADA, as Agent**
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:
Per: ______________________ Name: Title:	Per: ______________________ Name: Title:

SCHEDULE A
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

DEFINITIONS

"Accommodation" means an accommodation referred to in Section 3.10.

"Additional Compensation" will have the meaning attributed to it in Section 10.1(a).

"Administration Agreement" means the administration agreement May 25, 2005 between the Administrator and the Trustee, for and on behalf of the Trust.

"Administrative Body" means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

"Administrator" means Fairborne Energy Ltd., in its capacity as administrator of the Trust pursuant to the Administration Agreement, and its successors and permitted assigns in such capacity.

"Advance" means, with respect to a Drawdown, Rollover or Conversion:

(a) in respect of Accommodations other than Bankers' Acceptances, the disbursement or credit of funds to, or to the credit of, the Borrower; and

(b) in respect of Bankers' Acceptances, the acceptance by the Lenders of drafts issued under this Agreement by the Borrower.

"Affiliate" means any Person which, directly or indirectly controls, is controlled by, or is under common control with another Person, and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of Voting Securities, by contract or otherwise, provided that, for all purposes of this Agreement, each of the Borrower, the Material Subsidiaries and the Trust shall all be deemed to be Affiliates of each other.

"After-Acquired Property" has the meaning attributed to it in Section 4.5.

"Agent" means initially RBC or any successor to RBC appointed as administrative agent pursuant to Section 18.10.

"Aggregate Principal Amount" means (i) the aggregate of the Principal Amount of Advances outstanding from time to time under the Extendible Revolving Loan, including the face amount of all unmatured Bankers' Acceptances issued hereunder; and (ii) where the context so requires,

the aggregate of the Principal Amount outstanding from time to time under the Operating Loan, including the face amount of all unmatured bankers' acceptances and outstanding letters of credit issued thereunder.

"Agreement" or **"this Agreement"** means the agreement in writing dated the Closing Date between the Borrower, the Lenders and the Agent entitled "Credit Agreement" inclusive of all Schedules, including this Schedule A, as amended, confirmed, replaced or restated from time to time and "hereto", "hereof", "herein", "hereby" and "hereunder", and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

"Applicable Margin" means, at any time, a margin, expressed as a rate per annum based on a year of 365 days, in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans and on a year of 365 days in the case of Bankers' Acceptances, and on a year of 360 days in the case of Libor Based Loans, equal to the rate set out in the following table for the particular form of Advance described below under the applicable Consolidated Total Funded Debt to Consolidated Cashflow Ratio, which Consolidated Total Funded Debt to Consolidated Cashflow Ratio shall be adjusted effective as of the first day of the third month following the end of each Fiscal Quarter, except for the end of a Fiscal Year in respect of which the adjustment shall be made effective as of the first day of the fifth month following the end of such Fiscal Year, with each such adjustment to be effective until the next such adjustment:

	Level I	**Level II**	**Level III**	**Level IV**	**Level V**
Consolidated Total Funded Debt to Consolidated Cashflow Ratio	Below 1.0:1	Over 1.0:1 to and including 1:5:1	Over 1.5:1 to and including 2.0:1	Over 2.0:1 to and including 2.5:1	2.5:1 Over
Canadian Prime Rate Loans/U.S. Base Rate Loans					
Bankers' Acceptances & LIBOR Loans					
Standby Fee					

It is acknowledged that as at the date hereof the pricing in Level II applies and during the Term Period each of the above is increased by _______ bps.

"**ATB**" means Alberta Treasury Branches and its successors and permitted assigns.

"Available Cash Flow" means for any period:

(a) the aggregate revenue of the Borrower and the Material Subsidiaries from operations (including all net proceeds of dispositions) for such period;

<u>less</u>

(b) royalties and other contractual obligations, the payment of which and compliance with which are necessary to preserve and maintain its consolidated P&NG Rights for such period; and

(c) its reasonable general and administrative and operating expenses for such period, including debt service; and

(d) Taxes applicable to such period; and

(e) any mandatory capital expenditure requirements, as agreed to by all of the Lenders in writing, as provided in the then most current independently prepared economic reserve and evaluation report applicable to the Borrower's consolidated P&NG Rights or which the Borrower or any Material Subsidiary has legally committed to make prior to being notified by the Agent of a Borrowing Base Shortfall.

"BA Equivalent Loan" means in relation to a Drawdown of, Conversion into or Rollover of Bankers' Acceptances, made in Canadian Dollars made by a Non-BA Lender pursuant to Section 9.4.

"Bank Act (Canada)" means the *Bank Act*, S.C. 1991, c. 46 including the regulations made and, from time to time, in force under that Act.

"Bankers' Acceptance" means drafts or bills of exchange in Canadian Dollars drawn by the Borrower and accepted by a Lender pursuant to this Agreement, or depository bills as defined in the *Depository Bills and Notes Act* (Canada) in Canadian Dollars that are signed by the Borrower, made payable to CDS and accepted by a Lender pursuant to this Agreement.

"Banking Day" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta and Toronto, Ontario and, for transactions involving U.S. Dollars, New York, New York as well.

"Bankruptcy and Insolvency Act (Canada)" means the *Bankruptcy and Insolvency Act*, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

"Basis Point" or "bps" means one one-hundredth of 1%.

"**BNS**" means The Bank of Nova Scotia, a Canadian chartered bank, and its successors and permitted assigns.

"Borrower" means Fairborne Energy Ltd. and its successors and permitted assigns.

"Borrower's Account" means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

"Borrower's Counsel" means McCarthy Tétrault LLP or another barrister or solicitor or firm of banisters and solicitors or other lawyers in an appropriate jurisdiction retained by the Borrower and the Material Subsidiaries or employed by the Borrower and the Material Subsidiaries.

"Borrowing Base" means, that amount determined or redetermined by the Agent and agreed to by the Lenders from time to time in accordance with Section 3.12, to be equal to the lesser of:

(a) the net present value of the Borrowing Base Properties determined by discounting, at the then current discount rate used by the Agent or each Lender, as applicable, in accordance with its customary practices for oil and gas loans, the estimated future net revenue before income tax from such Borrowing Base Properties (after taking into account any hedging contracts and any royalties or other burdens applicable to such Borrowing Base Properties) using the Agent's or such Lender's, as applicable, then current projections of oil and gas prices and

direct operating and capital costs and other assumptions affecting such estimated future net revenue in accordance with its customary practice for oil and gas loans; and

(b) the maximum amount of Advances (which for the purposes of this definition and all provisions relating to the Borrowing Base shall be deemed to include the Operating Loan Commitment Amount) which could be repaid in accordance with the provisions of this Agreement from the estimated future net cash flow of the Borrowing Base Properties (after taking into account any hedging contracts and any royalties or other burdens applicable to such Borrowing Base Properties and assuming such Advances are by way of Prime Rate Loans) after deducting therefrom, without duplication, the Agent's or each Lender's, as applicable, reasonable estimates of:

(i) interest payable in respect of such Advances and other amounts (excluding Advances) payable under this Agreement; and

(ii) direct operating and capital costs, general and administrative expenses, tax liabilities and such other expenses as the Agent or such Lender, as applicable, may determine could reasonably be anticipated to be payable by the holder of such Borrowing Base Properties;

all as determined by the Agent (and as approved by the Lenders in accordance with the terms hereof) using the Agent's or each Lender's, as applicable, then current projections of oil and gas prices, interest rates, exchange rates and other assumptions affecting such estimated future net cash flow and expenses in accordance with the Agent's or each Lender's, as applicable, customary practices for oil and gas loans.

"Borrowing Base Certificate" means a certificate setting forth the calculation of the Borrowing Base at such time substantially in the form attached hereto as Schedule T.

"Borrowing Base Date" has the meaning attributed to it in Section 3.12(b).

"Borrowing Base Properties" means the Proved Producing Properties, Proved Non-Producing Properties, and other P&NG Rights and, in each case, related facilities, of the Borrower or any Material Subsidiary which are given lending value in determining the Borrowing Base and identified as such, from time to time, to the Borrower by the Agent.

"Borrowing Base Shortfall" means at any time, that amount, if any, by which the sum of Canadian Dollar Exchange Equivalent of (i) the Aggregate Principal Amount under the Operating Loan, and (ii) the Aggregate Principal Amount under the Extendible Revolving Loan, exceeds the Borrowing Base.

"Business Corporations Act (Alberta)" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, including the regulations made, from time to time, under that Act.

"Canadian Dollars" or "Canadian $" or "Cdn. $" or "$" each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

"Canadian Prime Rate" means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 1 month Canadian Dollar bankers' acceptances plus 100 Basis Points per annum (the "**Floor Rate**"), then the Canadian Prime Rate will equal the Floor Rate.

"Canadian Prime Rate Loan" means an Advance in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate.

"CDOR Rate" means, on any day:

(a) for Bankers' Acceptances which have a Standard Term, the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); and

(b) for Bankers' Acceptances which do not have a Standard Term, the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) quoted by the Schedule I Reference Lender (as determined by the Agent at or about 8:00 a.m. (Calgary time) on such day) at which such Schedule I Reference Lender is offering for the purchase of Bankers' Acceptances denominated in Canadian dollars in a comparable amount and with identical maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule I Lenders on such day.

"Change of Control" means if, after the Closing Date, any Person, other than the Trust, the Borrower or a Material Subsidiary, acquires, directly or indirectly, alone or in concert with other Persons, over a period of time or at any one time, Voting Securities in the capital of the Trust the Borrower or a Material Subsidiary aggregating in excess of 35% of all of the then issued and outstanding Voting Securities of the Trust, the Borrower or such Material Subsidiary, as applicable; except that if a Change of Control results from a sale of all of a Material Subsidiary's Voting Securities in circumstances where the sale of all of the assets of such Material Subsidiary would be a sale that would fall within paragraph (d) of the definition of Permitted Disposition in this Schedule A and provided that such Material Subsidiary is not a party to any Swap Document at such time, then such Change of Control will be deemed not to be a Change of Control for the purposes of this Agreement.

"claim", for the purposes of Section 13.1(k), has the meaning attributed to it in Section 13.1(k).

"Closing Certificate" means the certificate of the Borrower, each Material Subsidiary and the Trust substantially in the forms of Schedules C-1 and C-2, as applicable, with the blanks completed.

"Closing Date" means June 1, 2005 or such other date agreed upon in writing between the Borrower and the Agent.

"Closing Opinion" means the opinion of the Borrower's Counsel addressed to the Agent and its legal counsel substantially in the form of Schedule E with the blanks completed.

"Commodity Swap Contracts" has the meaning attributed to it in Section 13.2(c).

"Companies' Creditors Arrangement Act (Canada)" means the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

"Compliance Certificate" means the certificate of the Borrower substantially in the form of Schedule F with the blanks completed.

"Consolidated Cashflow" means, on a consolidated basis, at the end of the Fiscal Quarter, and as determined in accordance with GAAP for the Borrower, net income (but excluding extraordinary gains or losses) plus future income taxes, depreciation and amortization expense, and any other non-cash items deducted in the compilation of net income for the last Fiscal Quarter that ended multiplied by four; provided that for the purpose of determining Consolidated Cashflow, Consolidated Cashflow shall include, in the case of any acquisition or disposition of assets for total consideration per transaction of more than 10% of the Borrowing Base then in effect, an estimate of net income plus future income taxes, depreciation and amortization expense, and any other non-cash items deducted in the compilation of such net income, attributable to (or deducted from) assets acquired (or disposed of) at any time during such last Fiscal Quarter then ended as if such assets were owned throughout such period or disposed of immediately prior to such period (all as determined in a manner acceptable to the Lenders, acting reasonably).

"Consolidated Net Book Value" means, on a consolidated basis and determined in accordance with GAAP for the Borrower, the aggregate of the stated capital and retained earnings of the Borrower less goodwill and other intangibles of the Borrower all as set out in the Borrower's most recent Fiscal Year end financial statements. For the purpose hereof, intangibles are assets lacking physical substance.

"Consolidated Total Funded Debt" means, at the end of the Fiscal Quarter, and as determined on a consolidated basis in accordance with GAAP for the Borrower, an amount equal to the amount determined by adding:

(a) the amount of Negative Working Capital, if any; and

(b) the amount of Long Term Debt,

or, if there is Positive Working Capital, Consolidated Total Funded Debt means the amount determined by subtracting the amount of Positive Working Capital from the amount of Long Term Debt.

"Consolidated Total Funded Debt to Consolidated Cashflow Ratio" means, as of the last day of the Fiscal Quarter, the ratio of **Consolidated Total Funded Debt** on such date to **Consolidated Cashflow** determined on a consolidated basis in accordance with GAAP.

"Contaminants" means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Law, including any radioactive, materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB's).

"Conversion" means in relation to an Advance, a conversion of an Advance into another type of Advance made pursuant to the Agreement.

"Credit Facilities" means the Extendible Revolving Loan.

"Criminal Code (Canada)" means the *Criminal Code*, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

"Depository Bills and Notes Act (Canada)" or **"DBNA"** means the *Depository Bills and Notes Act* (Canada), S.C. 1998, C. 13, including the regulations made and, from time to time, in force under that Act.

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Director" means a director of the Borrower or a corporate Person, as applicable, and reference to action by the directors or board of directors when used with respect to the Borrower or such other corporate Person means action by the directors of the Borrower or such other corporate Person, as applicable, as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

"Discount Proceeds" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder pursuant to Subsection 9.2(i), an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, or date of Conversion or Rollover, which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1 + (\text{Rate x Term Factor})}$$

where the "Rate" is the applicable Discount Rate expressed as a decimal on the Drawdown Date, or date of Conversion or Rollover, as the case may be, the "Term Factor" is the term of such Bankers' Acceptance (or, as applicable, BA Equivalent Advance) expressed as a number of days divided by three hundred and sixty-five (365), the Price as so determined is rounded up or down to the fifth decimal place with 0.000005 being rounded-up;

"Discount Rate" means on any day:

(a) with respect to an issue of Bankers' Acceptances accepted by a Schedule I Lender, the CDOR Rate on such day;

(b) with respect to an issue of Bankers' Acceptances accepted by a Schedule II Lender, the lesser of the rate set out in paragraph (a) of this definition plus ten (10) basis points and the arithmetic average of the rates on such day, as determined by the Agent, at or about 9:00 a.m. (Calgary time) on such day, as being the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) at which each Schedule II Reference Lender is offering at such time on such day for the purchase of Bankers' Acceptances denominated in Canadian Dollars having a comparable face value and identical issue and maturity dates to the face value and issue and maturity date of the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule II Lenders on such day; and

(c) with respect to BA Equivalent Loans, a rate per annum equal to the CDOR Rate for bankers' acceptances denominated in Canadian Dollars for a term equal to that of such BA Equivalent Loan.

"Distribution" means any:

(a) payment of any dividend on or in respect of any shares of any class in the capital of the Borrower or a Material Subsidiary (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b) redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of shares of any class in the capital of the Borrower or a Material Subsidiary (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c) payment of principal, interest or other amounts in whole or in part, of any other Indebtedness of the Borrower or a Material Subsidiary (including any Indebtedness incurred or assumed by the Borrower or a Material Subsidiary pursuant to a capital lease or operating lease) to the Trust, the Trustee or any shareholder or any Affiliate of a shareholder of the Borrower or of a Material Subsidiary, whether made or paid in or for cash, property or both, or

(d) transfer of any property or the rendering of any services for consideration of less than fair market value by the Borrower or a Material Subsidiary to the Trust, the Trustee or any shareholder or any Affiliate of a shareholder of the Borrower or of a Material Subsidiary.

"Documents" means the Agreement and any other instruments or agreement entered into by the Parties relating to the Extendible Revolving Loan, including the Swap Documents, the Security and any document or agreement resulting from the operation of Section 4.1.

"Domestic Lender" means a Lender which is a Canadian chartered bank or other financial institution and is a Person that is a resident of Canada for the purposes of the *Income Tax Act* (Canada).

"Drawdown" means a borrowing or credit of funds by way of Advances, other than an Advance by way of Rollover or Conversion.

"Drawdown Date" means the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day, and which in the case of a LIBOR Based Loan will be a LIBOR Banking Day.

"Environment" means all components of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include, the components referred to in this definition.

"Environmental Certificate" means the environmental certificate substantially in the form of Schedule D with the blanks completed.

"Environmental Law" means any Law relating, in whole or in part, to the protection or enhancement of the Environment, including occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

"Escrow Funds" will have the meaning attributed to it in Section 9.6.

"Event of Default" means an event specified in Section 15.1.

"Excess" has the meaning attributed to it in Section 5.7(a).

"Exchange Equivalent" means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (for the purposes of this definition, the "**Original Amount**") expressed in U.S. Dollars (for the purposes of this definition, the "**Original Currency**"), the amount expressed in Canadian Dollars on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Original Currency at the Noon Rate on the Banking Day immediately preceding the date such conversion is to be made.

"Exchangeco" means Fairborne ExchangeCo Ltd. and its successors and permitted assigns.

"Exchangeco Subordination Agreement" means an agreement with respect to the Indebtedness of the Borrower to Exchangeco, including without limitation, such Indebtedness arising from the redemption of certain exchangeable shares in the capital of the Borrower, to be entered into among the Agent, the Borrower and Exchangeco in form satisfactory to the Agent, acting reasonably.

"Extendible Revolving Loan" means the credit facility established in favour of the Borrower pursuant to Section 3.1.

"Federal Funds Rate" means, on any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Banking Day, for the next succeeding Banking Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

"Federal Reserve Board" or **"Federal"** means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

"First Party" has the meaning attributed to it in Section 19.4.

"Fiscal Quarter" means the three month period ending March 31, June 30, September 30 or December 31, in each Fiscal Year, as applicable.

"Fiscal Year" means each one year period commencing on January 1 in such year and ending on December 31 in such year.

"Floor Rate" has the meaning attributed to it in the definition of Canadian Prime Rate.

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

"Hedging Agreements" has the meaning attributed to it in Section 13.2(d).

"Hostile Acquisition" means an acquisition of securities of an issuer where the board of directors (or the equivalent thereof) of that issuer has not approved such acquisition nor recommended to the holders of securities of the issuer that they sell their securities pursuant to the proposed acquisition.

"includes" means "includes without limitation" and "including" means "including without limitation".

"Income Tax Act (Canada)" means the *Income Tax Act*, R.S.C. 1985, c. 1 (5th Supp.), including the regulations made and, from time to time, in force under that Act.

"Indebtedness" means with respect to any Person, including the Borrower, the Trust and any Material Subsidiary, all present and future indebtedness, liabilities and obligations created, incurred, assumed or guaranteed by such Person, whether absolute or contingent including all Indebtedness for Borrowed Money, any obligation arising in respect of any Hedging Agreement or similar obligation, any payment obligation in respect of any indemnity, the under undrawn amount of any letters of credit or letters of guarantee, the redemption amount of all preferred shares redeemable at the option of the holder, and all indebtedness, liabilities and obligations which in accordance with GAAP would appear on the liability side of a balance sheet with such Person prepared as at such time, except items of capital, retained earnings, surplus or deferred tax reserves, and specifically including all indebtedness under preferred shares commonly known as "COPRS", all indebtedness under convertible debentures, any payment obligation in respect

of any indemnity and unless otherwise indicated hereunder, "Indebtedness" refers collectively to Indebtedness of the Borrower, the Material Subsidiaries and the Trust.

"Indebtedness for Borrowed Money" means, without duplication, the aggregate amount of all obligations, liabilities and indebtedness of a Person which would be classified under GAAP as indebtedness for borrowed money upon the consolidated balance sheet of such Person, including all long-term borrowings, the current portion of long-term borrowings, short-term borrowings, contingent obligations for borrowed money, obligations under capital leases (classified as such under GAAP) and all obligations, contingent or otherwise, of any of the foregoing arising from any guarantee made by such Person in respect of any of the foregoing.

"Indemnified Parties" has the meaning attributed to it in Section 13.1(k).

"Individual Revolving Loan Commitment Amount" means, from time to time, in respect of a Lender, that portion of the Revolving Loan Commitment Amount which such Lender has severally agreed to make available to the Borrower on a revolving basis in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement as of the date hereof such amounts in respect of each Lender are indicated in Schedule B.

"Individual Term Commitment Amount" means with respect to each Lender, such Lender's obligation hereunder to make Advances available to the Borrower on a term basis during the Term Period applicable to such Lender in an aggregate amount in Canadian Dollars or the Exchange Equivalent thereof in U.S. Dollars which shall be equivalent to the aggregate amount of the Advances outstanding under such Lender's Individual Revolving Loan Commitment Amount as at the close of business on the day immediately preceding the Term Date, and which amount shall be reduced in accordance with Section 3.4(b).

"Information Circular" means the information circular and proxy statement dated April 27, 2005 with respect to the Plan of Arrangement, including all appendices thereto.

"Interest Act (Canada)" means the *Interest Act*, R.S.C. 1985, c. 1-15, including the regulations made and, from time to time, in force under that Act.

"Judgment Interest Act (Alberta)" means the *Judgment Interest Act*, R.S.A. 2000, c. 1-1, including the regulations made and from time to time in force under that Act.

"Law" means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Administrative Body, and any policies voluntary restraints, practices or guidelines of any Administrative Body, and including any principles of common law and equity.

"Lender Assignment Agreement" means an agreement whereby a financial institution becomes a Lender substantially in the form of Schedule P with the blanks completed.

"Lenders" means, initially, RBC, National, BNS and ATB and thereafter each Domestic Lender which may become a Party to this Agreement, as a lender, by executing and delivering to the Agent and to the Borrower a Lender Assignment Agreement, and each of their respective successors and permitted assigns, and **"Lender"** means any one of them in such capacity.

"LIBOR" means, for a particular LIBOR Period applicable to a LIBOR Loan, the rate of interest per annum, expressed on the basis of a year of 360 days, determined by the Agent as:

(a) the rate which appears on the display referred to as the "LIBOR 01 Page" (or any other display substituted therefor) of Reuter Monitor Money Rates Service or its successor company as of 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the commencement of the applicable LIBOR Period, or

(b) if such display or such rate is not available, the rate appearing on the display referred to as Telerate Page 3750 (or any other display substituted therefor) of Telerate-The Financial Information Network published by Telerate-Systems Inc. or its successor company as of 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the commencement of the applicable LIBOR Period, or

(c) if such rate does not appear on such Telerate display, or if such display or such rate is not available, the rate of interest per annum at which U.S. Dollar deposits are offered by the Agent (or its parent financial institution, if the Agent does not maintain such an office) to leading banks in the London interbank market at approximately 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the commencement of the applicable LIBOR Period, in respect of an amount similar to the Agent's share of such LIBOR Based Loan and for a period comparable to such LIBOR Period;

rounded upward, if not already a multiple of 1/16 of 1%, to the nearest 1/16% of 1%.

"LIBOR Banking Day" means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

"LIBOR Based Loan" means an Advance in U.S. Dollars which bears interest at a rate based on the LIBOR.

"LIBOR Period" means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by the Lenders.

"Lien" means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement (other than operating leases in respect of tangible personal property which are not in the nature of financing transactions) or other encumbrance of any kind, contingent or absolute but excludes any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of Indebtedness.

"Long Term Debt" means, at the end of the Fiscal Quarter, and as determined in accordance with GAAP for the Borrower, all Indebtedness for Borrowed Money that would be classified as long term debt on the Borrower's balance sheet.

"Majority Lenders" means:

(a) when there are less than 3 Lenders, all of the Lenders; and

(b) at any other time, those Lenders having, in the aggregate, Individual Revolving Loan Commitment Amounts, Individual Term Commitment Amounts and Operating Loan Commitment Amount which are at least 75% of the Revolving Loan Commitment Amount plus the Operating Loan Commitment Amount.

"Material Adverse Effect" means a material adverse effect on:

(a) the financial condition of the Borrower, the Material Subsidiaries and the Trust, taken as a whole;

(b) the Borrower's, a Material Subsidiary's or the Trust's ability to perform their respective obligations under the Documents;

(c) the validity or enforceability of a material provision of the Documents; or

(d) the property, business, operations or liabilities of the Borrower, the Material Subsidiaries and the Trust, taken as a whole.

"**Material Agreement**" means:

(a) the Trust Documents;

(b) the Support Agreement; and

(c) the Voting Agreement.

"Material Subsidiaries" means 988191 Alberta Ltd., Pivotal Energy Ltd., Case Resources Ltd. and the Partnerships and any other Subsidiary of the Borrower who from time to time owns Borrowing Base Properties and "Material Subsidiary" means any one of them.

"Maturity Date" means the date, which must be a Banking Day, or a LIBOR Banking Day with respect to a LIBOR Based Loan, on which an Advance becomes due and payable by the Borrower, the date on which a Bankers' Acceptance matures, or the date on which a BA Equivalent Loan becomes due and payable.

"Maximum Amount" means the lesser of:

(a) the Borrowing Base in effect at such time; and

(b) the Revolving Loan Commitment Amount.

"Moody's" means Moody's Investor Services, Inc. and any successor issuing nationally or internationally accepted securities ratings.

"National" means National Bank of Canada, a Canadian chartered bank, and its successors and permitted assigns.

"Negative Working Capital" means, at the end of each Fiscal Quarter, in respect of such period and as determined in accordance with GAAP on a consolidated basis, the amount by which (if applicable) current liabilities exceed current assets.

"Net Proceeds" means the amount received by the Borrower from the sale of an Accommodation by way of Bankers' Acceptance (or in the case of a BA Equivalent Loan, the amount of such BA Equivalent Loan), less the applicable stamping fee as provided hereunder in respect of Bankers' Acceptances.

"Non-Agreeing Lender" has the meaning attributed to it in Section 3.2(b)(iv).

"Non-Agreeing Lender Commitment Amount" has the meaning attributed to it in Section 3.2(b)(iv).

"Non-BA Lender" means a Lender that (i) is not a bank chartered under the *Bank Act* (Canada); or (ii) has notified the Agent in writing that it is unwilling or unable to accept bankers' acceptance drafts.

"Noon Rate" means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions made by the Agent at Toronto, Ontario at approximately noon (Toronto local time)).

"Note Indenture" means the note indenture dated June 1, 2005 between the Borrower and the Trustee.

"**Notice of Borrowing**" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule M with the blanks completed, as applicable.

"Notice of Rollover or Notice of Conversion" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule N with the blanks completed, as applicable.

"Notification Date" has the meaning attributed to it in Section 3.2(b)(i).

"Offer of Extension" means a written offer by the Agent, on behalf of the Revolving Lenders other than the Non-Agreeing Lenders, to the Borrower to extend the Revolving Period to a date up to 364 days from acceptance by the Borrower of such offer, and setting forth the terms and conditions, if any, on which such extension is offered by the Revolving Lenders and may be accepted by the Borrower.

"Oil and Gas Ownership Certificate" the certificate substantially in the form of Schedule Q with the blanks completed.

"Operating Lender" means initially RBC, or any other Lender which provides from time to time the Operating Loan.

"Operating Loan" means the operating loan, established from time to time, in favour of the Borrower by the Operating Lender pursuant to the Operating Loan Agreement.

"Operating Loan Commitment Amount" means Cdn, $15,000,000 as it may be changed from time to time in accordance with the Operating Loan Agreement.

"Operating Loan Agreement" means the agreement in writing dated as of the date hereof entered into between the Borrower and the Operating Lender whereby the Operating Lender establishes the Operating Loan in favour of the Borrower, as further amended, renewed, restated or replaced from time to time, including all such other documents and agreements entered into by the Borrower, each Material Subsidiary and the Trust with the Operating Lender in connection with the Operating Loan.

"Original Currency" has the meaning attributed to it in Section 19.4.

"Participant" has the meaning attributed to it in Section 17.4.

"Participating Lender" has the meaning attributed to it in Section 6.3.

"Parties" means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and "**Party**" means any one of the Parties.

"Partnerships" means, collectively, Fairborne Production Partnership, a general partnership formed under the laws of Alberta by its partners, the Borrower and 988191 Alberta Ltd. and its successors and permitted assigns and Fairborne Pivotal Production Partnership, a general partnership formed under the Laws of Alberta by its partners, the Borrower, Pivotal Energy Ltd. and Case Resources Ltd. and its successors and permitted assigns.

"Partnership Agreements" means, collectively, the partnership agreement among the partners of the Fairborne Production Partnership dated as of May 9, 2002 and the partnership agreement among the partners of Fairborne Pivotal Production Partnership dated as of January 1, 2004.

"Pension Plan" means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

"Permitted Dispositions" means any:

(a) sale or disposition of Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities resulting from any pooling or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Borrower, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities;

(b) sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property forming part of the Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c) sale or disposition of current production of Petroleum Substances from Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities made in the ordinary course of business;

(d) sales or dispositions of Proved Producing Properties, Proved Non-Producing Properties, other P&NG Rights and related facilities and related tangibles made in the ordinary course of business for fair market value to third parties since the last determination of the Borrowing Base having an aggregate fair market value not exceeding 10% of the Borrowing Base applicable as at the time of such determination, or a greater percentage if agreed to in advance, in writing, by the Lenders, net of acquisitions of Proved Producing Reserves during such period;

(e) the abandonment, surrender or termination of any Proved Producing Properties, Proved Non-Producing Properties, or other P&NG Rights in the ordinary course of its business and in accordance with sound industry practice;

(f) sales or dispositions of property, assets and undertakings from the Borrower or a Material Subsidiary to another Material Subsidiary, or to a Subsidiary; provided that such acquiring Subsidiary, if it is not already a Material Subsidiary, has granted a guarantee and security as required under this Agreement and becomes a Material Subsidiary concurrently with any such acquisition; and

(g) sales or dispositions of property, assets and undertakings from a Material Subsidiary to the Borrower.

"**Permitted Distribution**" means:

(a) provided that no Default, Event of Default or Borrowing Base Shortfall has occurred and is continuing, any Distribution from the Borrower, or a Material Subsidiary, to the Trust, or from the Borrower to Exchangeco (except as under subparagraph (d) below);

(b) provided that no Default or Event of Default has occurred and is continuing, in the circumstances prescribed in Section 3.5(b)(iv), a Distribution within the limits prescribed by that Section;

(c) any Distribution by a Material Subsidiary to the Borrower, by either one or both of the Partnerships, as the case may be, including the Borrower, or by a Material Subsidiary to another Material Subsidiary; and

(d) any Distribution from the Borrower to Exchangeco of promissory notes in consideration for the redemption of exchangeable shares of the Borrower, provided such promissory notes are subject to the Exchangeco Subordination Agreement;

except to the extent expressly prohibited under this Agreement.

"Permitted Encumbrances" means:

(a) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Borrower or a Material Subsidiary or in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Lien which the Borrower or a Material Subsidiary is in good faith contesting if such contest involves no risk of loss that could reasonably be expected to have a Material Adverse Effect and an adequate reserve in accordance with GAAP has been established by the Borrower;

(b) Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such. Liens relate, for any of the Borrower's or a Material Subsidiary's portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which the Borrower or a Material Subsidiary is in good faith contesting if such contest involves no risk of loss that could reasonably be expected to have a Material Adverse Effect and an adequate reserve in accordance with GAAP has been established by the Borrower;

(c) to the extent a Lien is created thereby, a sale or disposition of oil and gas properties resulting from any pooling or unitization agreement entered into in the ordinary course of business when, in any of the Borrower's or a Material Subsidiary's reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, the Borrower's or a Material Subsidiary's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than the Borrower's or a Material Subsidiary's interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d) to the extent a Lien is created thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Borrower's or a Material Subsidiary's P&NG Rights that are or were entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound industry practice;

(e) Liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Borrower's or a Material Subsidiary's P&NG Rights, if such Liens could not reasonably be expected to have a Material Adverse Effect;

(f) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Borrower or any Material Subsidiary (including

rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect;

(g) any Lien or trust arising in connection with worker's compensation, unemployment insurance, pension and employment Law if such Liens or trust, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect;

(h) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or a Material Subsidiary, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j) any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the P&NG Rights of the Borrower or a Material Subsidiary;

(k) public and statutory Liens not yet due and similar Liens arising by operation of Law;

(l) the Security;

(m) the interest of any Person under a Sale and Lease Back Transaction, subject to Section 13.2(f);

(n) the interest of any Person under any Purchase Money Lien, subject to Section 13.2(g);

(o) any Lien consisting solely of cash, letters of credit or other similar "near cash" investments, pursuant to any Hedging Agreement where the counterparty thereto is not a Swap Lender, provided that the value of such Liens does not, in the aggregate, exceed Cdn.$500,000, or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars; and

(p) any Lien from time to time disclosed by the Borrower to the Agent and which is consented to by the Lenders.

"Permitted Indebtedness" means, subject at all times to the applicable threshold amounts contained in the Agreement:

(a) Indebtedness of the Borrower or a Material Subsidiary under the Extendible Revolving Loan or any of the Documents;

(b) Indebtedness of the Borrower or a Material Subsidiary under the Operating Loan Agreement;

(c) Swap Indebtedness;

(d) Indebtedness of the Borrower to the Trust which is subordinated in favour of the Agent pursuant to the Trust Subordination Agreement;

(e) Indebtedness arising from a Sale and Lease-Back Transaction, subject to Section 13.2(f);

(f) Indebtedness arising under Purchase Money Liens, subject to Section 13.2(g);

(g) Indebtedness of the Borrower to Exchangeco, provided such indebtedness is subject to the Exchangeco Subordination Agreement; and

(h) Indebtedness of the Borrower to any Material Subsidiary, or of any Material Subsidiary to the Borrower or to another Material Subsidiary.

"Permitted Investments" means any one or more of the following investments, provided that such investments at the time of purchase have a remaining term to maturity of 90 days or less:

(a) direct obligations issued or unconditionally guaranteed by the Government of Canada or issued by any agency or instrumentality thereof and backed by the full faith and credit of the Government of Canada;

(b) demand deposits at, or certificates of deposit, time deposits or banker's acceptances issued by, any chartered bank or any other domestic or foreign financial institution with a combined capital surplus of at least Cdn.$1,000,000,000 and whose long term unsecured and unguaranteed debt is rated at least A high by DBRS, at least A+ by S&P or at least Al by Moody's;

(c) direct obligations of any province of Canada, of any agency or instrumentality of any province of Canada whose long term credit rating is at least A by DBRS, at least A by S&P or at least A2 by Moody's;

(d) commercial paper rated at the time of the purchase thereof at least R-l (middle) or the equivalent by DBRS, at least A-1+ by S&P or at least P-1 or the equivalent by Moody's; and

(e) other investment grade instruments consented to by all of the Lenders.

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an "**entity**") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

"Plan of Arrangement" means the Plan of Arrangement involving Fairborne Energy Ltd., the Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Exchangeco and the securityholders of the Fairborne Energy Ltd. as set forth and described in the Information Circular.

"P&NG Rights" means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", of the Borrower or a Material Subsidiary at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a) rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(b) rights to a share of the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(d) rights of the Borrower or any Material Subsidiary in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e) rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition, and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests.

"Positive Working Capital" means, at the end of each Fiscal Quarter, in respect of such period and as determined in accordance with GAAP on a consolidated basis, the amount by which (if applicable) current assets exceed current liabilities.

"Principal Amount" means, in relation to a Lender under the Extendible Revolving Loan, that portion of the Aggregate Principal Amount which has been advanced by such Lender.

"Principal Repayment" means the repayment by or for and on behalf of the Borrower to the Lenders of all or a portion of any principal outstanding to the Lenders under the Extendible Revolving Loan.

"Proved Non-Producing Properties" has the same meaning as Proved Producing Properties except such properties are not in commercial production due to lack of facilities and/or markets.

"Proved Producing Properties" means the P&NG Rights to which are attributed Proved Producing Reserves and which are identified as such by an economic reserve and evaluation report delivered to the Agent by the Borrower as required under this Agreement.

"Proved Producing Reserves" means, as determined by the Lenders, those oil and gas reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir and which are actually on production.

"Purchase Money Lien" means a Lien, whether given to a vendor, lender or any other Person, securing indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than P&NG Rights, which Lien is limited exclusively to such property and any proceeds thereof and any extension, renewal, refinancing or replacement thereof.

"Purchasing Lender" has the meaning attributed to it in Section 3.2(b)(iv).

"Rateable Portion" means the proportion from time to time of the Individual Revolving Loan Commitment Amount of a Lender relative to the Revolving Loan Commitment Amount.

"RBC" means Royal Bank of Canada, a Canadian chartered bank, and its successors and permitted assigns.

"Release" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

"Request for Offer of Extension" means a request by the Borrower for an offer by the Revolving Lenders to extend the Revolving Period pursuant to Section 3.2(b), substantially in the form of Schedule P, executed by a senior officer of the Borrower.

"Resignation Notice" has the meaning attributed to it in Section 18.10.

"Revolving Lender" has the meaning attributed to it in Section 3.2(b)(i).

"Revolving Loan Commitment Amount" means the aggregate of the Individual Revolving Loan Commitment Amounts and the Individual Term Commitment Amounts, which as of the date hereof is Cdn. $125,000,000, as such amount may be reduced in accordance with this Agreement or increased with the unanimous consent of the Lenders.

"Revolving Period" means in respect of each Lender (i) initially, the period commencing upon the Closing Date and terminating on May 31, 2006, and (ii) each further period of up to 364 days for which the Revolving Period in respect of a Lender is extended at the request of the Borrower pursuant and subject to Section 3.2(b).

"Rollover" means, with respect to an Advance:

(a) in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period subsequent to the initial or any subsequent LIBOR Period applicable thereto; and

(b) in relation to maturing Banker's Acceptances, the issuance of new Bankers' Acceptances in respect of all or any portion of such Bankers' Acceptances at their Maturity Date.

"Sale and Lease-Back Transaction" has the meaning attributed to it in Section 13.2(f).

"**Schedule I Lenders**" means those Lenders identified under Schedule I of the *Bank Act* (Canada).

"Schedule I Reference Lender" means RBC.

"Schedule II Lenders" means those Lenders identified under Schedule II or Schedule III of the *Bank Act* (Canada).

"Schedule II Reference Lender" means:

(a) if there is only one Schedule II Lender, such Schedule II Lender; or

(b) if there is more than one Schedule II Lender, such Schedule II Lenders as are agreed to from time to time by the Borrower and Agent, each acting reasonably; provided that there shall be no more than two Schedule II Reference Lenders at any one time;

"Security" has the meaning attributed to it in Section 4.1 and includes any other Lien hereafter granted by the Borrower to secure the payment of Indebtedness in connection with the Extendible Revolving Loan and the Operating Loan and Swap Indebtedness.

"Shortfall Notice" has the meaning attributed to it in Section 3.5(a).

"Standard Term" means, subject to availability, the term to maturity of a Bankers' Acceptance of not less than one (1) month and not more than six (6) months for which a quote is available in respect of Bankers' Acceptances on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service.

"Subordinated Notes" means the notes granted by the Borrower from time to time pursuant to the Note Indenture.

"Subsidiary" means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Borrower or the Trust, as applicable, provided that the ownership of such securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles and includes any legal entity in like relationship to a Subsidiary. For the purpose of this definition, each of the Partnerships will be deemed to be a Subsidiary of the Borrower.

"Successor Agent" has the meaning attributed to it in Section 18.10.

"Support Agreement" means the Support Agreement made as of June 1, 2005 among the Trust, the Borrower and Exchangeco.

"Swap Documents" means the Hedging Agreements to which (i) a Swap Lender and (ii) the Borrower or a Material Subsidiary are parties.

"Swap Indebtedness" means the actual Indebtedness of the Borrower or a Material Subsidiary to a Swap Lender under or pursuant to a Hedging Agreement.

"Swap Lender" means any Lender or the Operating Lender or any Affiliate of any of them that is a hedge provider under a Hedging Agreement that is entered into prior to such Swap Lender ceasing to be a Lender under the Extendible Revolving Loan. For greater certainty, any Person who enters into a Hedging Agreement after such Person ceases to be a Lender under the Extendible Revolving Loan is not a Swap Lender.

"Taxes" means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

"Term Date" means, in respect of each Lender, the last day of the Revolving Period for such Lender, as any such Revolving Period may be extended pursuant to Section 3.2(b).

"Term Maturity Date" means, in respect of each Lender, the date which is 365 days after the Term Date of such Lender.

"Term Period" means, with respect to the Lenders, the period commencing at 5:01 p.m. (Toronto time) on the Term Date and expiring on the Term Maturity Date.

"Trust" means Fairborne Energy Trust, a trust formed under the Laws of the province of Alberta, and, if the context requires, also means the Trustee.

"Trustee" means the trustee from time to time of the Trust and initially means Computershare Trust Company of Canada.

"Trust Documents" means, collectively, the Trust Indenture, the Note Indenture, the Subordinated Notes and the Administration Agreement, as constituted on the Closing Date.

"Trust Indenture" means the Trust Indenture dated April 20, 2005 between the Trustee and Borrower.

"Trust Subordination Agreement" means the agreement dated the date hereof executed by the Trust in favour of the Agent substantially in the form attached in Schedule R.

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

"U.S. Base Rate" means the greater of (i) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will

charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", and (ii) the Federal Funds Rate plus 100 Basis Points.

"US. Base Rate Loan" means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate.

"U.S. Dollars" or "U.S. $" each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

"Voting Agreement" means the Voting and Exchange Trust Agreement made as of the 1st day of June, 2005 among the Trust, the Borrower, Exchangeco and the Trustee.

"Voting Securities" means securities of capital stock of any class of any corporation, partnership units in the case of a partnership, trust units in the case of a trust or other evidence of ownership serving similar purposes, carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to securities of another class or classes by reason of the happening of such event.

"Year" means a 12-month period from any date.

SCHEDULE B
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

COMMITMENTS

Extendible Revolving Loan

LENDER	INDIVIDUAL REVOLVING LOAN COMMITMENT AMOUNT
Royal Bank of Canada	$40,000,000
National Bank of Canada	$40,000,000
The Bank of Nova Scotia	$25,000,000
Alberta Treasury Branches	$20,000,000

SCHEDULE C-1
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF CLOSING CERTIFICATE

TO: Royal Bank of Canada ("**RBC**"), as Agent

AND TO: The Lenders from time to time under the Credit Agreement referred to below

AND TO: Borden Ladner Gervais LLP

AND TO: McCarthy Tétrault LLP

RE: Credit Agreement (the "**Credit Agreement**") dated June 1, 2005 between Fairborne Energy Ltd., as borrower, RBC and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and RBC, as agent for the Lenders (the "**Agent**")

Capitalized words and phrases used but not otherwise defined herein have the meanings attributed thereto in the Credit Agreement.

The undersigned, ________________, being the ______________________________, of **[Fairborne Energy Ltd./other corporate Material Subsidiaries]** (the "**Corporation**"), hereby certifies on behalf of the Corporation:

1. Incorporation. The Corporation has been duly constituted and organized and is a valid and subsisting corporation under the laws of Alberta, and no acts or proceedings have been taken by the Corporation in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Corporation.

2. Constating Documents. Attached hereto as Exhibit 1 is a true and complete copy of the currently effective constating documents of the Corporation, being its constating articles and certificate, together with any amendments thereto or continuations thereof, these constating documents being in full force and effect as of the date hereof, and no proceedings have been taken or are pending to amend, supplement, surrender or cancel the same as of the date hereof.

3. By-Laws: Attached hereto as Exhibit 2 is a true and complete copy of all the by-laws of the Corporation, these by-laws being in full force and effect as of the date hereof and no proceedings have been taken or are pending to amend, supplement, surrender or cancel the same as of the date hereof.

4. Incumbency. The persons named below are duly elected directors or duly appointed officers of the Corporation and such persons hold the positions set forth opposite their respective names, and the specimen signatures set forth opposite their respective names are true specimens of their signatures:

Name	Office	Specimen Signature
●	Vice President Finance and Chief Financial Officer	____________________

5. Corporate Authorization. Attached hereto as Exhibit 3 is a true and complete copy of the resolutions passed by the directors of the Corporation approving or ratifying, as applicable, the Documents to which the Corporation is a party and any other agreements, conveyances, certificates, instruments or other documents contemplated therein, these resolutions being in full force and effect unamended and no proceedings have been taken or are pending to amend, supplement or cancel the same as of the date hereof.

6. **[In the case of the Borrower only]** Partnership Agreements. Attached hereto as Exhibit 4 is a true and complete copies of the Partnership Agreements, and such agreement is in full force and effect unamended and no proceedings have been taken or are pending to amend, supplement or cancel the same as of the date hereof.

7. **[In the case of the Borrower only]** Partnership's Authorizations. Annexed hereto as Exhibit 5 is a true and complete copy of all resolutions, authorizations and similar type actions taken by the Partnerships to authorize the Documents to which it is a party and the execution and delivery of the Documents to which it is a party and any other documents contemplated thereunder. The resolutions and authorizations have not been amended, and are now in full force and effect.

8. **[In the case of the Borrower only]** Support Agreement. Attached hereto as Exhibit 6 is a true and complete copy of the Support Agreement, and such agreement is in full force and effect unamended and no proceedings have been taken or are pending to amend, supplement or cancel the same as of the date hereof.

9. **[In the case of the Borrower only]** Voting Agreement. Attached hereto as Exhibit 7 is a true and complete copy of the Voting Agreement, and such agreement is in full force and effect unamended and no proceedings have been taken or are pending to amend, supplement or cancel the same as of the date hereof.

10. Chief Executive Office. The address of the chief executive office of the Corporation is as follows:

    Suite 2900
    605 - 5th Avenue S.W.
    Calgary, Alberta T2P 3H5

11. Location. The Corporation does not carry on any business or own or lease any asset outside the Provinces of British Columbia, Alberta and Saskatchewan. **[In the case of the Borrower only][The Partnerships do not carry on business or own or lease any assets outside of the Province of Alberta.]**

12. Name. The only form of name used by the Corporation is **"[Insert Name of Corporation]". [In the case of the Borrower only] [The only form of name used by**

the Partnerships are "Fairborne Production Partnership" and "Fairborne Pivotal Production Partnership", respectively.]

THIS CLOSING CERTIFICATE executed at Calgary, Alberta effective the 1st day of June, 2005.

By: ______________________________
Name:
Title:

* * *

The Corporation acknowledges that this Closing Certificate is binding on it and that if there is any false or misleading information provided herein or pursuant hereto a default shall be deemed to occur under all or part of the Documents.

[FAIRBORNE ENERGY LTD./●]

By: ______________________________
Name:
Title:

SCHEDULE C-2
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF CLOSING CERTIFICATE TRUST

TO: Royal Bank of Canada ("**RBC**"), as Agent

AND TO: The Lenders from time to time under the Credit Agreement referred to below

AND TO: Borden Ladner Gervais LLP

AND TO: McCarthy Tétrault LLP

RE: Credit Agreement (the "**Credit Agreement**") dated June 1, 2005 between Fairborne Energy Ltd., as borrower, RBC and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and RBC, as agent for the Lenders (the "**Agent**")

I, ●, the Vice President Finance and Chief Financial Officer of Fairborne Energy Ltd., the administrator of Fairborne Energy Trust (the "**Trust**"), hereby certify for and on behalf of the Trust and not in my personal capacity that:

1. This Closing Certificate is given by the Trust to the legal counsel for the Agent and the Lenders and the Trust for the purpose of enabling such counsel to rely upon the factual matters certified herein in giving their respective opinions in connection with the Credit Agreement and the other Documents.

2. Attached as Exhibit 1 hereto is a true and correct copy of:

    (a) the Trust Indenture;

    (b) the Administration Agreement;

    (c) the Subordinated Notes; and

    (d) the Note Indenture;

    which documents have not been further amended or supplemented and no proceedings have been taken or are pending to further amend or supplement the same as of the date hereof.

3. Attached hereto as Exhibit 2 is a true and complete copy of the resolutions passed by the directors of Fairborne Energy Ltd. approving or ratifying, as applicable, the Documents to which the Trust is a party and any other agreements, conveyances, certificates, instruments or other documents contemplated therein, these resolutions being in full force and effect unamended and no proceedings have been taken or are pending to amend, supplement or cancel the same as of the date hereof.

4. Capitalized words and phrases used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

This Closing Certificate is given this 1st day of June, 2005.

FAIRBORNE ENERGY TRUST, by its administrator FAIRBORNE ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE D
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF ENVIRONMENTAL CERTIFICATE

TO: **ROYAL BANK OF CANADA ("RBC")**, as Agent for the Lenders under the Credit Agreement

Re: **FAIRBORNE ENERGY LTD.** — Credit Agreement made as of June 1, 2005 between Fairborne Energy Ltd. (the "**Borrower**"), the Lenders, and RBC, as Agent for the Lenders (the "**Credit Agreement**").

This certificate is delivered pursuant to Section 13.1(i) of the Credit Agreement.

1. I, ______________________________, am the duly appointed [insert name of office] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower, and not in my personal capacity and without assuming any personal liability whatsoever, as follows:

2. The following certifications are made to the best of my knowledge after due enquiry. My due enquiry has been limited to discussions and correspondence with responsible officers and staff of the Borrower and the Material Subsidiaries to confirm that the internal environmental reporting and response procedures of the Borrower and the Material Subsidiaries have been followed in all material respects as they relate to the certifications made herein and that the matters herein set forth are true and correct, and that matters reported on by such officers and staff are true and correct.

3. The following certifications in paragraphs 3 through 9 are qualified as to (i) the matters, if any, disclosed in Exhibit 1 hereto, and (ii) any breach of, or failure to comply with, any Environmental Laws, provided that the breach or failure to comply has not had, or could not reasonably be expected to have (whether on an individual or cumulative basis), a Material Adverse Effect.

4. The property of the Borrower and of each Material Subsidiary is owned, leased, managed, controlled or operated, in compliance with Environmental Laws.

5. There are no existing, pending or threatened (by written notice):

   (a) claims, complaints, notices or requests for information received from an Administrative Body by the Borrower or a Material Subsidiary, or of which the Borrower is otherwise aware, with respect to any alleged violation of or alleged liability under any Environmental Laws by the Borrower or any Material Subsidiary; or

   (b) stop, cleanup or preventative orders, direction or action requests, notice of which has been received from an Administrative Body by the Borrower or a Material Subsidiary or of which the Borrower is otherwise aware, relating to the Environment which as a result thereof, requires any work, repair, remediation,

cleanup, construction or capital expenditure with respect to any property owned, leased, managed, controlled or operated by the Borrower or any Material Subsidiary.

6. Except in compliance with Environmental Laws, no Contaminant has been received, handled, used, stored, treated or shipped at or from, and there has been no discharge or Release of a Contaminant at, on, from or under any property owned, leased, managed, controlled or operated by the Borrower or any Material Subsidiary, which could reasonably be expected to have a Material Adverse Effect.

7. None of the lands and facilities owned, leased, managed, controlled or operated by the Borrower or any Material Subsidiary, have been used as a land fill site or, except in compliance with Environmental Laws, as a waste disposal site.

8. No condition exists, at, on or under any of the premises or facilities owned, leased, managed, controlled or operated by the Borrower or any Material Subsidiary, which with the passage of time, or the giving of notice or both, has given rise to or could reasonably be expected to give rise to a violation or liability under any Environmental Laws.

9. The Borrower is not aware of any matter affecting the Environment which has had or could reasonably be expected to have a Material Adverse Effect.

10. The Borrower:

   (a) has obtained and has caused each Material Subsidiary to obtain all permits, licenses and other authorizations (collectively the "**Permits**") which are required under Environmental Laws and is in compliance with all terms and conditions of all Permits; and

   (b) each of the Permits is in full force and effect and unrevoked as of the date of this certificate

The undersigned officer acknowledges that the Lenders are relying on this certificate in connection with Advances made under the Credit Agreement.

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this ______ day of ________________, ______.

By: ________________________________
Name:
Title:

SCHEDULE E
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF CLOSING OPINION (BORROWER'S COUNSEL)

[See Attached]

SCHEDULE F
FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF COMPLIANCE CERTIFICATE

TO: **ROYAL BANK OF CANADA ("RBC")** as Agent for the Lenders under the Credit Agreement

Re: **FAIRBORNE ENERGY LTD.** - Credit Agreement made as of June 1, 2005, between Fairborne Energy Ltd., the Lenders, and RBC, as Agent for the Lenders (the "**Credit Agreement**").

This Compliance Certificate is delivered pursuant to Section 13.3(a) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert name of office] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a) This Compliance Certificate applies to the Fiscal **[Quarter/Year]** of the Borrower ending __________________ _________;

(b) I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower, the Trust and each of its Material Subsidiaries as I have deemed necessary for purposes of this Compliance Certificate;

(c) Based on the foregoing, no Default or Event of Default has occurred and is continuing except as previously disclosed in writing to the Agent pursuant to Section 13.1(e) of the Credit Agreement;

(d) The cumulative proceeds received by the Borrower and its Material Subsidiaries in respect of sales, conveyances and dispositions of Proved Producing Properties, Proved Non-Producing Properties or other P&NG Rights and, in each case, related facilities of the Borrower and its Material Subsidiaries since the effective date of the last determination of the Borrowing Base is $_________________;

(e) As at the Fiscal **[Quarter/Year]** ending______________________ the Canadian Dollar Exchange Equivalent of the Indebtedness for Borrowed Money of the Trust, the Borrower and the Material Subsidiaries on a consolidated basis (excluding any such Indebtedness incurred under and within any limits prescribed by subparagraphs (d), (f), (g) and (h) of the definition of Permitted Indebtedness) was Cdn. $_______ which does not exceed the current Borrowing Base;

(f) The Indebtedness of the Borrower and each Material Subsidiary under all Commodity Swap Contracts as at the last day of the Fiscal **[Quarter/Year]** of the Borrower most recently ended is as follows:

(i) Commodity Swap Contracts - Crude Oil - Cdn. $_______ and the quantity of crude oil subject to such swaps is (barrels); covering ___% of the B.O.E./day of the Borrower and each Material Subsidiary; and

(ii) Commodity Swap Contracts - Natural Gas - Cdn. $_______ and the quantity of natural gas subject to such swaps is (_____ MMCF); covering ___% of the MMCF/day of the Borrower and each Material Subsidiary.

The foregoing amounts were calculated by the Borrower on a mark-to-market basis as at the end of the Fiscal [Quarter/Year] of the Borrower most recently ended, and by converting all amounts in U.S. Dollars at such date based on the Noon Rate on such date. The details of all of the Borrower's and each Material Subsidiary's Commodity Swap Contracts are set forth in Exhibit 1 hereto.

(g) As at the last day of the Fiscal [Quarter/Year], the Borrower has:

Consolidated Cashflow of $____________________;

(i) Long Term Debt of $____________________; and

(ii) [Negative Working Capital of $______________] or [Positive Working Capital Negative of $_______________]; and

the Consolidated Total Funded Debt to Consolidated Cashflow Ratio is ___:1;

(h) As at the last day of the Fiscal [Quarter/Year], the Borrower has Consolidated Total Funded Debt of $___________.

(i) As at the last day of the prior Fiscal [Quarter/Year], the Borrower had Consolidated Total Funded Debt of $___________.

(j) The Borrower has no Subsidiaries other than [list Subsidiaries here].

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this ______ day of _________________, ______.

By: ________________________________
Name:
Title:

EXHIBIT 1

HEDGING AGREEMENTS

Applicable to the Fiscal [Quarter/Year] of Fairborne Energy Ltd. ending ______________

Details of Commodity Swap Contracts to which the Borrower or any Material Subsidiary is a party as of ______________________ ___________.

(Note: List all Commodity Swap Contracts to which the Borrower or any Material Subsidiary is a party)

Deal Type	Counterparty	Notional Amounts or Volumes	Start Date	Maturity Date	Mark-to Market	Deal Description	Collateral posted (if any)
Commodity							
a) physically settled							
b) Financially settled							
TOTAL							

SCHEDULE G

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF LENDER ASSIGNMENT AGREEMENT

TO: **ROYAL BANK OF CANADA ("RBC")** as Agent for the Lenders under the Credit Agreement

Re: **FAIRBORNE ENERGY LTD.** - Credit Agreement made as of June 1, 2005, between Fairborne Energy Ltd., the Lenders and RBC, as Agent for the Lenders (the "**Credit Agreement**").

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1. **[name of new lender]** (the "**Assignee**") acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2. The Assignee desires to become a Lender under the Credit Agreement. _______________ (the "**Assignor**") has agreed to and does hereby sell, assign and transfer to the Assignee an interest in the Extendible Revolving Loan equal to the commitment as defined and calculated in paragraph 4 below, and accordingly, the Assignee has agreed to execute this Lender Assignment Agreement and deliver an original of it to the Agent, and a copy to each of the Lenders and the Borrower.

3. The Assignee, by its execution and delivery of this Lender Assignment Agreement, agrees that from and after the date hereof it will be a Lender under the Credit Agreement and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a Lender, but its liability to make Advances will be limited to its share of such Advances based upon its commitment identified in paragraph 4 below subject to the provisions of the Credit Agreement.

4. The Assignee confirms that its commitment under the Credit Agreement will be as follows:

   [State amount thereof in Canadian Dollars.]

5. The Assignee agrees to assume all liabilities and obligations of the Assignor as Lender under the Credit Agreement and the other Documents to the extent of the Assignee's commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the time this Lender Assignment Agreement becomes effective pursuant to the terms of the Credit Agreement, provided that if any Bankers' Acceptances accepted by the Assignor remain outstanding on such date, such Bankers' Acceptances shall remain the liability and obligation of the Assignor

and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Documents, with respect to such Bankers' Acceptances (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances (other than losses or costs which arise out of the gross negligence or willful misconduct of the Assignor) and shall be entitled to a proportionate amount of the fees paid in respect of such Bankers' Acceptances as agreed between the Assignor and the Assignor.

6. The Assignee acknowledges and confirms that the Assignor or the Agent or any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it is not a non-resident within the meaning of the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Assignment Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Assignment Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

> [●]
> [●]
> Attention: [●]
> Telecopier: [●]

11. This Lender Assignment Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this _____ day of ____________, 20__.

____
[Name of Assignee]

By: ______________________________
Name:
Title:

The Assignor hereby acknowledges the above Lender Assignment Agreement and agrees that its Individual Revolving Loan Commitment Amount is reduced by an amount equal to the Individual Revolving Loan Commitment Amount assigned to the Assignee hereby.

____
[Name of Assignor]

By: ______________________________
Name:
Title:

Fairborne Energy Ltd. hereby acknowledges the above Lender Assignment Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Individual Revolving Loan Commitment Amount as set out in paragraph 4 of the Lender Assignment Agreement.

FAIRBORNE ENERGY LTD.

Per: ______________________________
Name:
Title:

SCHEDULE H

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF DEMAND DEBENTURE

Agent and
Address: **ROYAL BANK OF CANADA,**
in its capacity as Agent as defined below,
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M51 2W7

Date: June 1, 2005

PREAMBLE:

A. Fairborne Energy Ltd., as borrower, Royal Bank of Canada and those other financial institutions who from time to time become, lenders thereunder (collectively, the "**Lenders**") and Royal Bank of Canada, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "**Agent**") are parties to a credit agreement dated the date hereof (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated the date hereof (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Debtor has, or may, enter into with, and incur indebtedness to, a Swap Lender pursuant to the terms of any Hedging Agreement to which the Debtor and a Swap Lender are parties (the "**Debtor Hedging Agreements**"). **[Delete in the case of any Material subsidiary]**.

D. [In the case of a Material Subsidiary only] [The Debtor has granted a guarantee (the "Guarantee") in favour of the Agent and the Fairborne Lenders (as defined below) in respect of Fairborne Energy Ltd.'s Indebtedness to the Fairborne Lenders under the Credit Agreement, the Operating Loan Agreement and the Swap Documents to which Fairborne Energy Ltd. is a party.]

E. To secure the payment and performance of the Principal Sum, **[Name of Borrower or Material Subsidiary]** (the "**Debtor**") has agreed to grant to the Agent, for its own benefit and on behalf of the Lenders, the Operating Lender and the Swap Lenders

(collectively, the "**Fairborne Lenders**"), a security interest over the Collateral in accordance with the terms of this Debenture.

F. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Debenture, on a *pari passu* basis with each other pursuant to Section 4.2 of the Credit Agreement.

G. Capitalized words and phrases used but not otherwise defined in this Debenture will have the meanings set out in the Credit Agreement.

H. [In the case of a Material Subsidiary only] [It is in the interests of the Debtor, as a Material Subsidiary of Fairborne Energy Ltd., to enter into this Debenture and to grant the security interest herein contemplated.]

1. PROMISE TO PAY

1.1 **[NAME OF BORROWER OR MATERIAL SUBSIDIARY]**, a **[body corporate/general partnership]** formed under the laws of Alberta, for value received, hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of Royal Bank of Canada, as Agent for its own benefit and on behalf of the Fairborne Lenders from time to time or any subsequent holder or holders of this Debenture, the Principal Sum set out below in lawful money of Canada at such place as the Agent, from time to time, may designate by notice in writing to the Debtor, and to pay interest thereon from the date of demand at the rate set out below in like money at the same place on the last day of each month following demand and, should the Debtor at any time make default in payment of any principal or interest, to pay interest both before and after default and judgment on the amount in default at the same rate in like money at the same place on the same dates.

2. PRINCIPAL SUM

2.1 The "**Principal Sum**" is Canadian $300,000,000.

3. INTEREST RATE

3.1 The "**Interest Rate**" will be a nominal rate per annum equal to 21% per annum.

4. SECURITY

4.1 As general and continuing collateral security for the due payment of the Principal Sum, interest and all other monies payable hereunder or from time to time secured hereby and as security for the performance and observance of the covenants and agreements on the part of the Debtor herein contained, the Debtor hereby mortgages and charges to and in favour of the Agent for and on behalf of the Fairborne Lenders, as and by way of a first floating charge, all of the Debtor's present and after-acquired real property and grants to and in favour of the Agent for and on behalf of the Fairborne Lenders a first priority security interest in and to all of the Debtor's present and after-acquired personal property, tangible and intangible; in each case, of every nature and kind and wherever situate. In this Debenture, the mortgages, charges and security interests hereby constituted are called

the "Security Interest" and the subject matter of the Security Interest is called the "Collateral".

4.2 Until the Security Interest becomes enforceable, the Debtor, subject to the terms of the Credit Agreement, the Operating Loan Agreement, [the Debtor Hedging Agreements,] the Guarantee, the Security and the other documents, instruments and agreements entered into pursuant thereto (the "**Credit Documents**"), may dispose of or deal with the Collateral in the ordinary course of its business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Security Interest. In the event of any such disposition in the ordinary course of business, the Agent will, at the written request of the Debtor which will include a certificate of the Debtor stating that such Collateral is being dealt with or disposed of in accordance with this Section 4.2, release its Security Interest over the Collateral which has been disposed.

4.3 The Security Interest will not extend or apply to the last day of the term of any lease of real property or agreement therefor, but upon the enforcement of the Security Interest, the Debtor will stand possessed of such last day in trust to assign the same at the direction of the Agent to any Person acquiring such term.

4.4 The Debtor confirms that value has been given, that the Debtor has rights in the Collateral, and that the Debtor and the Agent, for and on behalf of the Fairborne Lenders, have not agreed to postpone the time for attachment of the Security Interest to any of the Collateral. In respect of Collateral which is acquired after the date of execution hereof, the time for attachment will be the time when the Debtor acquires such Collateral.

4.5 The Agent is the party entitled to receive all amounts payable hereunder and to give a discharge hereof.

4.6 The Security Interest does not and will not extend to, and the Collateral will not include, any agreement, right, franchise, licence or permit (the "**Contractual Rights**") to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Security Interest would constitute a breach of the terms of or permit any Person to terminate the Contractual Rights, but the Debtor will hold its interest therein in trust for the Agent and will assign such Contractual Rights to the Agent forthwith upon obtaining the consent of the other party or parties thereto.

4.7 The Debtor agrees and acknowledges that the Security Interest and the Collateral are being shared on a *pari passu* basis between the Fairborne Lenders and this Debenture is being held by the Agent for its own benefit and on behalf of the Fairborne Lenders.

5. ENFORCEMENT

5.1 Remedies. Subject to the terms of the Credit Documents, upon the occurrence and during the continuance of any Event of Default, the Agent will be entitled to exercise any of the remedies specified below:

(a) **Receiver.** The Agent may appoint by instrument in writing one or more receivers, managers or receiver/manager for the Collateral or the business and undertaking of the Debtor pertaining to the Collateral (the "**Receiver**"). Any such

Receiver will have, in addition to any other rights, remedies and powers which a Receiver may have at Law, in equity or by statute, the rights and powers set out in clauses (b) through (d) in this Section 5.1. In exercising such rights and powers, any Receiver will act as and for all purposes will be deemed to be the agent of the Debtor and neither the Agent nor any Fairborne Lender will be responsible for any act or default of any Receiver. The Agent may remove any Receiver and appoint another from time to time. No Receiver appointed by the Agent need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court.

(b) **Power of Sale.** Any Receiver may sell, consign, lease or otherwise dispose of any Collateral by public auction, private tender, private contract, lease or deferred payment with or without notice, advertising or any other formality, all of which are hereby waived by the Debtor. Any Receiver may, at its discretion establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions will be credited against the Principal Sum only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral.

(c) **Pay Liens and Borrow Money.** Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. Any Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor pertaining to the Collateral and may grant Liens in any Collateral (in priority to the Security Interest or otherwise) as security for the money so borrowed. The Debtor will forthwith upon demand reimburse the Receiver for all such payments and borrowings and such payments and borrowings will be secured hereby and will be added to the money hereby secured and bear interest at the rate set forth in Section 3.1 hereof.

(d) **Dealing with Collateral.** Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable, including without limitation:

(i) to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Collateral;

(ii) to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with Section 5.1(d)(i);

(iii) to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection of the Collateral or to enforce compliance with the terms and conditions of any contract or any account; and

(iv) to perform the affirmative obligations of the Debtor hereunder (including all obligations of the Debtor pursuant to this Debenture and the Credit Documents).

(e) **Carry on Business.** The Agent or any Receiver may carry on, or concur in the carrying on of, any or all of the business or undertaking of the Debtor and enter on, occupy and use (without charge by the Debtor) any of the premises, buildings, plant and undertaking of, or occupied or used by, the Debtor.

(f) **Right to Have Court Appoint a Receiver.** The Agent may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture.

(g) **Agent May Exercise Rights of a Receiver.** In lieu of, or in addition to, exercising its rights, remedies and powers under clauses (a), (f) and (h) of this Section 5.1, the Agent has, and may exercise, any of the rights and powers which are capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture.

(h) **Retention of Collateral.** The Agent may elect to retain any Collateral in satisfaction of the Principal Sum. The Agent may designate any part of the Principal Sum to be satisfied by the retention of particular Collateral which the Agent considers to have a net realizable value approximating the amount of the designated part of the Principal Sum, in which case only the designated part of the Principal Sum will be deemed to be satisfied by the retention of the particular Collateral.

(i) **Limitation of Liability.** Neither the Agent nor any Fairborne Lender will be liable or accountable for any failure to take possession of, seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral and none of them will be bound to institute proceedings for any such purposes or for the purpose of reserving any rights, remedies and powers of the Agent, the Debtor or any other Person in respect of any Collateral. If any Receiver or the Agent takes possession of any Collateral, neither the Agent nor any Receiver will have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

(j) **Extensions of Time.** Following the occurrence and during the continuance of any Event of Default, the Agent may grant renewals, extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal or fail to deal with the Debtor, debtors of the Debtor, guarantors, sureties and others and with any Collateral as the Agent may see fit, all without prejudice to the liability of the Debtor to the Agent or the Agent's rights, remedies and powers under this Debenture or under any other Credit Documents.

(k) **Validity of Sale.** No Person dealing with the Agent or any Receiver, or with any officer, employee, agent or solicitor of the Agent or any Receiver will be concerned to inquire whether the Security Interests have become enforceable,

whether the right, remedy or power of the Agent or the Receiver has become exercisable, whether the Principal Sum remaining outstanding or otherwise as to the proprietary or regularity of any dealing by the Agent or the Receiver with any Collateral or to see to the application of any money paid to the Agent or the Receiver, and in the absence of fraud on the part of such Person such dealings will be deemed, as regards such Person, to be within the rights, remedies and powers hereby conferred and to be valid and effective accordingly.

(l) **Effect of Appointment of Receiver.** As soon as the Agent takes possession of any Collateral or appoints a Receiver, all powers, functions, rights and privileges of the Debtor including, without limitation, any such powers, functions, rights and privileges which have been delegated to directors, officers of the Debtor or committees with respect to such Collateral will cease, unless specifically continued by the written consent of the Agent or the Receiver.

(m) **Time for Payment.** If the Agent demands payment of the Principal Sum that is payable on demand or if the Principal Sum is otherwise due by maturity or acceleration, it will be deemed reasonable for the Agent to exercise its remedies immediately if such payment is not made, and any days of grace or any time for payment that might otherwise be required to be afforded to the Debtor at Law or in equity is hereby irrevocably waived.

(n) **No Implied Waiver.** The rights of the Fairborne Lenders and the Agent (whether arising under this Debenture, any other Credit Document, any other agreement or at law or in equity) will not be capable of being waived or varied otherwise than by an express waiver or variation in writing, and in particular any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights will not preclude any other or further exercise of that or any other such right, and no act or course of conduct or negotiation on the part of any Fairborne Lenders or the Agent or on its behalf will in any way preclude any Fairborne Lenders or the Agent from exercising any such tight or constitute a suspension or any variation of any such right.

(o) **Rights Cumulative.** The rights, remedies and powers conferred by this Section 5.1 are in addition to, and not in substitution for, any other rights, remedies or powers that the Agent or any Fairborne Lender may have under this Debenture, at Law, in equity, by or under the *Personal Property Security Act* (Alberta) or by any other statute or agreement. The Agent may proceed by way of any action, suit or other proceeding at law or in equity and no right, remedy or power of the Agent or any Fairborne Lender will be exclusive of or dependent on any other. The Agent or any Fairborne Lender may exercise any of their rights, remedies or powers separately or in combination and at any time

5.2 <u>**Application of Amounts Received**</u>. The proceeds of or any other amount from time to time received by the Agent or the Receiver will be applied as follows: first, to the payment in full of all reasonable fees of the Agent and all out-of-pocket costs, fees and expenses (including, without limitation, reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the Agent and any Receiver or other enforcement

agent appointed by the Agent or a court of competent jurisdiction, as the case may be, in connection with the collection or enforcement of the Principal Sum owed to the Fairborne Lenders, the enforcement of the Security Interest or the preservation of the Collateral; second, in payment to the Agent of the Principal Sum and other amounts payable hereunder; and third, the balance, if any, will be paid, subject to applicable Law, to the Debtor.

5.3 **Deliver Possession**. If the Agent or any Receiver exercises its rights herein to take possession of the Collateral, the Debtor will upon request from the Agent or any such Receiver, assemble and deliver possession of the Collateral at such place or places as directed by the Agent or any such Receiver.

5.4 **Release**. If the Debtor pays to the Agent the balance of the Principal Sum (including, without limitation, all amounts forming part thereof) with interest thereon as set forth in this Debenture and any and all other amounts that are payable to the Agent on or in relation to the repayment thereof, then the Agent will, at the written request and sole expense of the Debtor, reassign and reconvey the Collateral to the Debtor and release the Security Interest.

6. WAIVER

6.1 The Debtor hereby covenants and agrees with the Agent and the Fairborne Lenders that:

(a) *The Land Contracts (Actions) Act* (Saskatchewan) will have no application to any action as defined therein, with respect to the Credit Documents; and

(b) The *Limitation of Civil Rights Act* (Saskatchewan) will have no application to

(i) the Credit Documents;

(ii) any Lien for the payment of money made, given created or contemplated by the Credit Documents;

(iii) any agreement or instrument renewing or extending or collateral to the Credit Documents or renewing or extending or collateral to any Lien referred to or mentioned in subparagraph (b)(ii) of this Section 6.1; or

(iv) the rights, powers or remedies of the parties under the Credit Documents or Lien, agreement or instrument referred to or mentioned in subparagraphs (b)(ii) or (b)(iii) of this Section 6.1.

6.2 For all purposes, including without limitation any application to register a crystallized floating charge under the *Land Title Act* (British Columbia) against any real property, the floating charge created by this Debenture shall be crystallized and become a fixed charge upon the earliest of;

(a) a demand by the Agent pursuant to Section 1.1 hereof; or

(b) the Agent taking any action pursuant to Section 5.1 hereof to appoint a Receiver or to enforce the security constituted hereby or realize upon all or any part of the Collateral.

6.3 In accordance with the *Property Law Act* (British Columbia), the doctrine of consolidation applies to this Debenture.

7. ATTORNEY IN FACT

7.1 The Debtor hereby irrevocably constitutes and appoints the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Agent's discretion, for the purpose of carrying out the terms of this Debenture, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Debenture and which the Debtor being required to take or execute has failed to take or execute. The Debtor hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until the Principal Sum has been unconditionally and irrevocably paid and performed in full. The Debtor also authorizes the Agent, at any time and from time to time, to execute any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral in connection with the sale provided for in Section 5.1(b) hereof.

8. EXPENSES

8.1 The Debtor agrees to pay the Agent forthwith on demand all reasonable costs, charges and expenses, including, without limitation, all reasonable legal fees (on a solicitor and his own client full indemnity basis), incurred by the Agent in connection with the administration, recovery or enforcement of payment of any amounts payable hereunder whether by realization or otherwise. All such sums will be secured hereby and will be added to the money hereby secured and bear interest at the rate set forth in Section 3.1 hereof.

9. PLEDGE OF DEBENTURE

9.1 This Debenture may be assigned, deposited or pledged by the Debtor as security for its present and future obligations. This Debenture will not be deemed to have been redeemed by reason of the account of the Debtor having ceased to be in debit while this Debenture was so assigned, deposited or pledged and no payment will reduce the amount owing or payable under this Debenture unless specifically appropriated to and noted on this Debenture by the Agent at the time of payment.

10. PRESENTMENT

10.1 The Debtor hereby expressly waives demand for payment, presentment, protest and notice of dishonour of this Debenture. Any failure or omission by the Agent to present this Debenture for payment, protest or provide notice of dishonour will not invalidate or adversely affect in any way any demand for payment or enforcement proceeding taken under this Debenture.

11. ENUREMENT AND ASSIGNMENT

11.1 The provisions of this Debenture will be binding upon the Debtor and its successors and will enure to the benefit of the Agent and each Fairborne Lender and their respective successors and assigns. Subject to the terms of the Credit Documents, the Debtor will not assign this Debenture without the Agent's prior written consent.

12. GOVERNING LAW

12.1 This Debenture will be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, without giving effect to the conflict of law principles thereof. Without prejudice to the ability of the Agent or any Fairborne Lender to enforce this Debenture in any other proper jurisdiction, the Debtor hereby irrevocably submits and attorns to the jurisdiction of the courts of the Province of Alberta, or any appellate courts thereof, for the purposes of this Debenture.

13. SEVERABILITY

13.1 If any portion of this Debenture or the application thereof to any circumstance will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Debenture, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Debenture will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

14. CONSENT AND WAIVER

14.1 No consent or waiver by the Agent will be effective unless made in writing and signed by an authorized officer of the Agent.

15. NOTICE

15.1 Any notice, demand, consent, approval or other communication from the Debtor to the Agent, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Credit Documents.

16. INCONSISTENCY

16.1 To the extent that there is any inconsistency or ambiguity between the provisions of this Debenture and the Credit Documents, the provisions of the Credit Documents will govern to the extent necessary to eliminate such inconsistency or ambiguity.

17. RECEIPT OF COPY

17.1 The Debtor acknowledges receipt of an executed copy of this Debenture. The Debtor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty, or otherwise) by reason of the failure of the Agent to deliver to the Debtor a copy of any financing statement or any statement issued

by any registry that confirms registration of a financing statement relating to this Debenture.

THIS DEBENTURE executed at Calgary, Alberta effective the date first written above.

[NAME OF BORROWER OR MATERIAL SUBSIDIARY]

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

FORM OF DEBENTURE PLEDGE AGREEMENT

THIS AGREEMENT dated the 1st day of June, 2005.

Description of Floating Charge Demand Debenture

Principal Sum: **Cdn. $300,000,000**

Date: June 1, 2005

PREAMBLE:

A. Fairborne Energy Ltd., as borrower, Royal Bank of Canada and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and Royal Bank of Canada, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "**Agent**") are parties to a credit agreement dated the date hereof (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated the date hereof (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Debtor (as defined below) has, or may, enter into with, and incur indebtedness to, a Swap Lender pursuant to the terms of any Hedging Agreement to which the Debtor and a Swap Lender are parties (the "**Debtor Hedging Agreements**"). **[Delete in the case of Material Subsidiary.]**

D. [In the case of a Material Subsidiary only] [The Debtor has granted a guarantee (the "Guarantee") in favour of the Agent and the Fairborne Lenders (as defined below) in respect of Fairborne Energy Ltd.'s Indebtedness to the Fairborne Lenders under the Credit Agreement, the Operating Loan Agreement and the Swap Documents to which Fairborne Energy Ltd. is a party.]

E. **[Name of Borrower or Material Subsidiary]** (the "**Debtor**") created and issued the Floating Charge Demand Debenture described above (the "**Debenture**") to the Agent for its own benefit and on behalf of the Lenders, the Operating Lender and the Swap Lenders (collectively, the "**Fairborne Lenders**").

F. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Debenture, on a *pari passu* basis with each other pursuant to Section 4.2 of the Credit Agreement.

G. [In the case of a Material Subsidiary only] [It is in the interests of the Debtor, as a Material Subsidiary of Fairborne Energy Ltd. to enter into this Agreement.]

AGREEMENT:

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Debtor, the Debtor agrees with the Agent, for its own benefit and on behalf of the Fairborne Lenders, as follows:

1. **Definitions**. Capitalized words and phrases used but not otherwise defined in this Agreement have the meanings set out in the Credit Agreement.

2. **Pledge**. The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent, for its own benefit and on behalf of the Fairborne Lenders, as general and continuing collateral security for the payment and performance of all present and future obligations (absolute or contingent, matured or otherwise) of the Debtor to the Agent and the Fairborne Lenders under or relating to the Credit Documents (as defined in the Debenture) to which the Debtor is a party (including, without limitation, under or pursuant or relating to the Security Interest (as such term is defined in the Debenture)), (collectively, the "**Obligations**").

3. **Realization on Debenture**. The Agent will not, nor will it be entitled to, demand payment pursuant to the Debenture or enforce the Liens constituted thereby unless and until the Agent will be entitled or obligated to do so pursuant to the provisions of the Credit Documents, but thereafter the Agent, as agent for the Fairborne Lenders, may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture in accordance with and subject to the Credit Documents, as if the Agent was the absolute owner thereof and any such right or remedy may be exercised separately or in combination with, and will be in addition to and not in substitution for, any other right or remedy of the Agent however created, provided that the Agent will not be bound to exercise any such right or remedy.

4. **Agent and Fairborne Lenders Not Bound**. Subject to the requirements of applicable Law and the provisions of the Credit Documents, the Agent and the Fairborne Lenders will not be bound under any circumstances to realize upon the Debenture and will not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or by the retention of or failure to sell or otherwise deal with the same.

5. **Application of Proceeds**. The proceeds of or any other amount received pursuant to the Debenture will be applied on account of the Obligations without prejudice to the Agent's or any Fairborne Lender's claim upon the Debtor for any deficiency. Subject to the requirements of the Debenture, the Credit Documents and applicable Law any surplus will be paid over to the Debtor.

6. **Acknowledgement**. The Debtor agrees and acknowledges that the Security Interest and the Collateral are being shared on a *pari passu* basis between the Fairborne Lenders and this Debenture is being held by the Agent for its own benefit and on behalf of the Fairborne Lenders.

7. **Recourse**. The Agent will not be obliged to exhaust its recourse against the Debtor, any other Person or any other Security it may hold with respect to the Obligations before realizing upon or otherwise dealing with the Debenture in such manner as the Agent sees

fit. The Agent may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as it may see fit, without prejudice to the liability of the Debtor in respect of the Debenture.

8. **Interest and Fees**. Notwithstanding the stated interest rate per annum in the Debenture, payment by the Debtor of the relevant fees and interest for any period in respect of the Obligations at the current rate at which the Obligations bear interest for such period will be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.

9. **No Merger**. The Debenture will not operate by way of merger of any of the Obligations and no judgment recovered by the Agent will operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other Security now or hereafter held by the Agent with respect to the Obligations.

10. **Paramountcy**. Notwithstanding the form and terms of the Debenture and the provisions of this Agreement, (a) the Agent will not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations, from time to time, of the Debtor to the Agent and the Fairborne Lenders and (b) the provisions of the Debenture and this Agreement are subject to the provisions of the Credit Documents relating to the subject matter thereof. If there are any inconsistencies or ambiguities between the terms of the other Credit Documents and the Debenture or this Agreement, then the terms of the other Credit Documents will govern in all respects to the extent necessary to eliminate such express inconsistencies or ambiguities.

11. **Payment and Satisfaction**. The Agent will, when required by the Credit Documents, at the request of the Debtor, deliver up the Debenture to the Debtor and the Agent will, at the written request and sole expense of the Debtor, execute and deliver to the Debtor releases, discharges and such other instruments as will be required to effectively release the Security Interest (as defined in the Debenture) and reassign and reconvey the Collateral (as defined in the Debenture) to the Debtor.

12. **Successors and Assigns**. The provisions of this Agreement will be binding upon and enure to the benefit of the Agent, each Fairborne Lender and the Debtor and their respective successors and assigns permitted by the Credit Documents.

13. **Governing Law**. This Agreement will be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein without giving effect to the conflict of law principles thereof.

14. **Attornment**. For the purposes of all legal proceedings, the parties hereto each hereby submit to the jurisdiction of the courts of the Province of Alberta and this Agreement will be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta will have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing herein will be construed nor operate to limit the right of the Agent or any Fairborne Lender to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

15. **Statutory Waivers**. To the fullest extent permitted by Law, the Debtor waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the powers, rights or remedies of a secured party or upon the methods of realization of security, including, without limitation, any seize or sue or anti-deficiency statute or any similar provisions of any other statute. The Debtor waives the right to receive from the Agent or the Fairborne Lenders a copy of any notices of registration or recordation of this Agreement, including, without limitation, any security notice, caveat, financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement, or any verification statement or other statement or document issued by any registry that confirms or evidences registration or recordation of or relates to this Agreement.

16. **Notice**. Any notice, demand, consent, approval or other communication from the Debtor to the Agent, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Credit Documents.

17. **Time of Essence**. Time will be of the essence in this Agreement.

EXECUTION:

THIS AGREEMENT has been executed effective the date first written above.

[NAME OF BORROWER OR MATERIAL SUBSIDIARY]

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY:

ROYAL BANK OF CANADA,
as Agent for and on behalf of the Fairborne Lenders

Per: ______________________________

Per: ______________________________

SCHEDULE I

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF GENERAL SECURITY AGREEMENT

This **GENERAL SECURITY AGREEMENT** dated as of June 1, 2005, made by **[Name of Borrower or Material Subsidiary]** (the "**Debtor**"), to and in favour of the Agent for and on behalf of the Lenders, the Operating Lender and the Swap Lenders (collectively, the "**Fairborne Lenders**").

RECITAL:

A. Fairborne Energy Ltd., as borrower, Royal Bank of Canada and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and Royal Bank of Canada, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "**Agent**") are parties to a credit agreement dated the date hereof (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated the date hereof (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Debtor has, or may, enter into with, and incur indebtedness to, a Swap Lender pursuant to the terms of any Hedging Agreement to which the Debtor and a Swap Lender are parties (the "**Debtor Hedging Agreements**"). **[Delete in the case of any Material Subsidiary.]**

D. [In the case of a Material Subsidiary only] [The Debtor has granted a guarantee (the "Guarantee") in favour of the Agent and the Fairborne Lenders (as defined below) in respect of Fairborne Energy Ltd.'s Indebtedness to the Fairborne Lenders under the Credit Agreement, the Operating Loan Agreement and the Swap Documents to which Fairborne Energy Ltd. is a party.]

E. To secure, the payment and performance of all present and future, direct or indirect, indebtedness, liabilities and obligations of any kind which the Debtor has from time to time incurred or may incur or be under to the Agent or the Fairborne Lenders, under the terms of the Credit Agreement, the Operating Loan Agreement, **[the Debtor Hedging Agreements,] [the Guarantee]** or any other Credit Documents (collectively, the "**Secured Indebtedness**"), the Debtor has agreed to grant to the Agent, for its own benefit and on behalf of the Fairborne Lenders, a security interest over the Collateral in accordance with the terms of this Agreement.

F. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Agreement, on a *pari passu* basis with each other pursuant to Section 4.2 of the Credit Agreement.

G. **[In the case of a Material Subsidiary only] [it is in the interests of the Debtor, as a Material Subsidiary of Fairborne Energy Ltd. to enter into this Agreement and to grant the security interest contemplated herein.].**

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which are conclusively acknowledged by the Debtor, the Debtor agrees with and in favour of the Agent and the Fairborne Lenders as follows:

1. **Definitions**. Capitalized words and phrases used and not otherwise defined in this Agreement will have the meanings set out in the Credit Agreement. In addition the terms "**chattel paper**", "**consumer goods**", "**documents of title**", "**goods**", "**instruments**", "**intangibles**", "**money**", "**personal property**", "**proceeds**" and "**securities**" have the meanings attributed thereto in the *Personal Property Security Act* (Alberta) (including all amendments thereto or restatements thereof and regulations thereunder; the "**PPSA**") and the term "Credit Documents" means the Credit Agreement, the Operating Loan Agreement, **[the Debtor Hedging Agreements,]** the Guarantee and the Security and all other documents, instruments and agreements entered into pursuant thereto.

2. **Grant of Security**. As general and continuing collateral security for the due payment and performance of the Secured Indebtedness, the Debtor grants, mortgages, charges and assigns to the Agent (for its own benefit and for the benefit of the Fairborne Lenders) a security interest, as and by way of a first fixed and specific security interest (the "**Security Interest**") in the Debtor's right, title and interest in and to all of its present and after-acquired personal property, including all proceeds thereof in the form of goods, chattel paper, securities, documents of title, instruments, money or intangibles (all or any part of the foregoing hereinafter is collectively called the "**Collateral**").

3. **Contractual Rights**. The Security Interest does not and will not extend to, and the Collateral will not include, any agreement, right, franchise, license or permit (the "**Contractual Rights**") to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Security Interest herein would constitute a breach of the terms of or permit any Person to terminate the Contractual Rights, but the Debtor will hold its interest therein in trust for the Agent, for its own benefit and on behalf of the Fairborne Lenders, and will assign such Contractual Rights to the Agent, for its own benefit and on behalf of the Fairborne Lenders forthwith upon obtaining the consent of the other party or parties thereto.

4. **Attachment**. The Debtor confirms that value has been given, that the Debtor has rights in the Collateral, and that the Debtor and the Agent, for and on behalf of the Fairborne Lenders, have not agreed to postpone the time for attachment of the Security Interest to any of the Collateral. In respect of Collateral which is acquired after the date of execution hereof, the time for attachment will be the time when the Debtor acquires such Collateral.

5. **Remedies**. Subject to Section 6 hereof and the terms of the Credit Documents, upon the occurrence and during the continuance of any Event of Default, the Agent will be entitled to exercise any of the remedies specified below:

(a) **Receiver.** The Agent may appoint by instrument in writing one or more receivers, managers or receiver/manager for the Collateral or the business and undertaking of the Debtor pertaining to the Collateral (the "**Receiver**"). Any such Receiver will have, in addition to any other rights, remedies and powers which a Receiver may have at Law, in equity or by statute, the rights and powers set out in clauses (b) through (d) in this Section 5. In exercising such rights and powers, any Receiver will act as and for all purposes will be deemed to be the agent of the Debtor and neither the Agent nor any Fairborne Lender will be responsible for any act or default of any Receiver. The Agent may remove any Receiver and appoint another from time to time. No Receiver appointed by the Agent need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court.

(b) **Power of Sale.** Any Receiver may sell, consign, lease or otherwise dispose of any Collateral by public auction, private tender, private contract, lease or deferred payment with or without notice, advertising or any other formality, all of which are hereby waived by the Debtor. Any Receiver may, at its discretion establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions will be credited against the Secured Indebtedness only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral.

(c) **Pay Liens and Borrow Money.** Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. Any Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor pertaining to the Collateral and may grant Liens in any Collateral (in priority to the Security Interest or otherwise) as security for the money so borrowed. The Debtor will forthwith upon demand reimburse the Receiver for all such payments and borrowings and such payments and borrowings will be secured hereby and will be deemed to form part of the Secured Indebtedness.

(d) **Dealing with Collateral.** Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable, including:

(i) to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Collateral;

(ii) to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with Section 5(d)(i);

(iii) to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection of the Collateral or to enforce compliance with the terms and conditions of any contract or any account; and

(iv) to perform the affirmative obligations of the Debtor hereunder and under the Credit Documents.

(e) **Carry on Business.** The Agent or any Receiver may carry on, or concur in the carrying on of, any or all of the business or undertaking of the Debtor and enter on, occupy and use (without charge by the Debtor) any of the premises, buildings, plant and undertaking of, or occupied or used by, the Debtor.

(f) **Right to Have Court Appoint a Receiver.** The Agent may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Agent pursuant to this Agreement.

(g) **May Exercise Rights of a Receiver.** In lieu of, or in addition to, exercising its rights, remedies and powers under clauses (a), (f) and (h) of this Section 5, the Agent has, and may exercise, any of the rights and powers which are capable of being granted to a Receiver appointed by the Agent pursuant to this Agreement.

(h) **Retention of Collateral.** The Agent may elect to retain any Collateral in satisfaction of the Secured Indebtedness. The Agent may designate any part of the Secured Indebtedness to be satisfied by the retention of particular Collateral which the Agent considers to have a net realizable value approximating the amount of the designated part of the Secured Indebtedness, in which case only the designated part of the Secured Indebtedness will be deemed to be satisfied by the retention of the particular Collateral.

(i) **Limitation of Liability.** Neither the Agent nor any Fairborne Lender will be liable or accountable for any failure to take possession of, seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral and none of them will be bound to institute proceedings for any such purposes or for the purpose of reserving any rights, remedies and powers of the Agent, the Debtor or any other Person in respect of any Collateral. If any Receiver or the Agent takes possession of any Collateral, neither the Agent nor any Receiver will have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

(j) **Extensions of Time.** Following the occurrence and during the continuance of any Event of Default, the Agent may grant renewals, extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal or fail to deal with the Debtor, debtors of the Debtor, guarantors, sureties and others and with any Collateral as the Agent may see fit, all without prejudice to

the liability of the Debtor to the Agent or the Agent's rights, remedies and powers under this Agreement or the Credit Documents.

(k) **Validity of Sale.** No Person dealing with the Agent or any Receiver, or with any officer, employee, agent or solicitor of the Agent or any Receiver will be concerned to inquire whether the Security Interest has become enforceable, whether the right, remedy or power of the Agent or the Receiver has become exercisable, whether any Secured Indebtedness remaining outstanding or otherwise as to the proprietary or regularity of any dealing by the Agent or the Receiver with any Collateral or to see to the application of any money paid to the Agent or the Receiver, and in the absence of fraud on the part of such Person such dealings will be deemed, as regards such Person, to be within the tights, remedies and powers hereby conferred and to be valid and effective accordingly.

(l) **Effect of Appointment of Receiver.** As soon as the Agent takes possession of any Collateral or appoints a Receiver, all powers, functions, rights and privileges of the Debtor including any such powers, functions, rights and privileges which have been delegated to directors, officers of the Debtor or committees with respect to such Collateral will cease, unless specifically continued by the written consent of the Agent or the Receiver.

(m) **Time for Payment.** If the Agent demands payment of any Secured Indebtedness that is payable on demand or if any Secured Indebtedness is otherwise due by maturity or acceleration, it will be deemed reasonable for the Agent to exercise its remedies immediately if such payment is not made, and any days of grace or any time for payment that might otherwise be required to be afforded to the Debtor at Law or in equity is hereby irrevocably waived.

(n) **No implied Waiver.** The rights of the Fairborne Lenders and the Agent (whether arising under this Agreement, any other Credit Document, any other agreement or at law or in equity) will not be capable of being waived or varied otherwise than by an express waiver or variation in writing, and in particular any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights will not preclude any other or further exercise of that or any other such right, and no act or course of conduct or negotiation on the part of the Agent or any Fairborne Lender or on their behalf will in any way preclude the Agent or any Fairborne Lender from exercising any such right or constitute a suspension or any variation of any such right.

(o) **Rights Cumulative.** The rights, remedies and powers conferred by this Section 5 are in addition to, and not in substitution for, any other rights, remedies or powers that the Agent or the Fairborne Lenders may have under any Credit Documents, at law, in equity or by or under the PPSA or any other statute or agreement. The Agent or the Fairborne Lenders may proceed by way of any action, suit or other proceeding at Law or in equity and no right, remedy or power of the Agent or any Fairborne Lender will be exclusive of or dependent on any other. The Agent or any Fairborne Lender may exercise any of their rights, remedies or powers separately or in combination and at any time.

6. **<u>Application of Amounts Received</u>**. The Debtor and the Agent for and on behalf of the Fairborne Lenders agree that the proceeds arising from any enforcement of the Security (whether by the Agent or any receiver-manager) that are received by the Agent will be applied in the following order:

   (a) first, to the payment in full of all reasonable fees of the Agent and all out-of-pocket costs, fees and expenses (including legal fees on a solicitor and his own client full indemnity basis) incurred by the Agent and any Receiver or other enforcement agent appointed by the Agent or a court of competent jurisdiction, as the case may be, in connection with the collection or enforcement of the Secured Indebtedness owed to the Fairborne Lenders, as applicable, the enforcement of the Security Interest or the preservation of the Collateral;

   (b) second, to the payment in full of the Secured Indebtedness;

   (c) third, the balance, if any, will be paid, subject to applicable Law, to the Debtor, if the Debtor approves the accounts of the Receiver and gives the Receiver a full and, final release of all claims relating to the conduct of the Receiver and the accounts as presented.

7. **<u>Sharing of Security</u>**. The Debtor agrees and acknowledges that the Security Interest and the Collateral are being shared on a *pari passu* basis between the Fairborne Lenders and are being held by the Agent for its own benefit and on behalf of the Fairborne Lenders.

8. **<u>Limitation on Duties Regarding Preservation of Collateral</u>**. The Agent's sole duty with respect to the custody, safekeeping and physical preservation of Collateral in its possession or under its control will be to use reasonable care in the custody and preservation of such Collateral. The Debtor agrees that the Agent will be deemed to have used reasonable care in the custody and preservation of Collateral if the Agent deals with such Collateral in the same manner as the Agent deals with similar property for its own account and, to the extent permitted by applicable Law, the Agent need not take any steps to preserve rights against any other Person (including prior parties). Neither the Agent nor any of its directors, officers, employees or agents will be liable for failure to demand, collect or realize upon the Collateral or for any delay in doing so or will be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Debtor or otherwise.

9. **<u>Chief Executive Office</u>**. The Debtor represents and warrants to the Agent and the Fairborne Lenders that (i) the address of the Debtor's chief executive office is Suite 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and the Debtor carries on business only in the Provinces of **[Alberta, British Columbia and Saskatchewan] [as applicable]**; and (ii) that the only name used by the Debtor in such jurisdiction is "**[insert name of Debtor]**".

10. **<u>Waiver</u>**. The Debtor hereby covenants and agrees with the Agent and the Fairborne Lenders that:

    (a) The *Land Contracts (Actions) Act* (Saskatchewan) will have no application to any action as defined therein, with respect to the Credit Documents; and

(b) The *Limitation of Civil Rights Act* (Saskatchewan) will have no application to

(i) the Credit Documents;

(ii) any Lien for the payment of money made, given created or contemplated by the Credit Documents;

(iii) any agreement or instrument renewing or extending or collateral to the Credit Documents or renewing or extending or collateral to any Lien referred to or mentioned in subparagraph (b)(ii) of this Section 10; or

(iv) the rights, powers or remedies of the parties under the Credit Documents or Lien, agreement or instrument referred to or mentioned in subparagraphs (b)(ii) or (b)(iii) of this Section 10.

11. **Covenants**. The Debtor covenants and agrees with the Agent and the Fairborne Lenders that:

(a) **Further Documentation; Pledge of Instruments**. At any time and from time to time, upon the written request of the Agent, and at the sole expense of the Debtor, the Debtor will promptly and duly execute and deliver such further instruments and documents and take such further action as the Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including the filing or execution of any financing or financing change statements under any applicable Law with respect to the Security Interest. The Debtor also hereby authorizes the Agent to file any such financing or financing change statement without the signature of the Debtor to the extent permitted by applicable Law. Without limiting the generality of the foregoing, the Debtor acknowledges that this Agreement has been prepared based on applicable Law and the Debtor agrees that the Agent and the Fairborne Lenders will have the right to require that this Agreement be amended or supplemented: (i) to reflect any changes in applicable Law, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate security in all appropriate jurisdictions; or (iii) if the Debtor amalgamates with any other Person or enters into any reorganization, in each case in order to confer upon the Agent and the Fairborne Lenders the Liens intended to be created hereby.

(b) **Payment of Expenses; Indemnification.** The Debtor agrees to pay, and to indemnify and save the Agent and the Fairborne Lenders harmless from, any and all reasonable liabilities, costs and expenses (including reasonable legal fees and expenses on a solicitor and his own client full indemnity basis): (i) incurred by the Agent or any Fairborne Lender in the preparation, registration, administration or enforcement of this' Agreement; (ii) with respect to, or resulting from, any delay by the Debtor in paying any and all excise, sales, goods and services or other taxes which may be payable or determined to be payable with respect to any of the Collateral; (iii) with respect to, or resulting from, any delay by the Debtor in complying with any requirement of applicable Law; or (iv) incurred by the Agent or any Fairborne Lender in connection with any of the transactions contemplated

by this Agreement; except, in any case, to the extent such liabilities, costs and expenses result from the gross negligence or wilful misconduct of the Agent or any Fairborne Lender. The amount of all such liabilities, costs and expenses will be deemed to form part of the Secured indebtedness, will be payable on demand made by the Agent and the payment of all such liabilities, costs and expenses will be secured hereby.

(c) **Limitation on Liens on Collateral.** The Debtor will not create, incur or permit to exist, will defend the Collateral against, and will take such other action as is necessary to remove, any Lien or claim on or to the Collateral, other than the Security interest, Permitted Encumbrances and Liens permitted in writing by the Agent, and the Debtor will defend the right, title and interest of the Agent (for its own benefit and for the benefit of the Fairborne Lenders) in and to any of the Collateral against the claims and demands of all Persons.

(d) **Limitations on Dispositions of Collateral.** The Debtor will not sell, transfer, lease or otherwise dispose of any of the Collateral, or attempt, offer or contract to do so except as permitted by the terms of the Credit Documents.

(e) **Further Identification of Collateral.** The Debtor will furnish to the Agent from time to time such statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Agent may reasonably request, all to the extent necessary to permit the Collateral to be sufficiently described.

(f) **Notices.** The Debtor will advise the Agent promptly, in reasonable detail, of: (i) any change in the location of any place of business or the chief executive office of the Debtor; or (ii) any change in the name of the Debtor.

12. **Agent's Appointment as Attorney-in-Fact**. The Debtor hereby irrevocably constitutes and appoints the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Agent's discretion, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement and which the Debtor being required to take or execute has failed to take or execute. The Debtor hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until the Secured Indebtedness has been unconditionally and irrevocably paid and performed in full. The Debtor also authorizes the Agent, at any time and from time to time, to execute any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral in connection with the sale provided for in Section 5(b) hereof.

13. **Severability**. If any portion of this Agreement or the application thereof to any circumstances will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Agreement, the remainder of the provision in

question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Agreement will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

14. **Interpretation**. The paragraph headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof. When used in this Agreement, the word "including" means "including without limitation". Any reference in this Agreement to any statute will include all regulations thereunder from time to time, and will include such statute as the same may be amended, supplemented or replaced from time to time.

15. **Enurement and Assignment**. This Agreement will be binding upon the Debtor and its successors and will enure to the benefit of the Agent and each Fairborne Lender and their respective successors and assigns. The Debtor will not assign this Agreement without the Agent's prior written consent.

16. **Non-Exclusivity of Remedies**. This Agreement and the Security Interest are in addition to and not in substitution for any other security now or hereafter held by the Agent or any Fairborne Lender in respect of the Debtor, the Secured Indebtedness or the Collateral. No remedy for the enforcement of the rights of the Agent or any Fairborne Lender hereunder will be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

17. **Governing Law**. This Agreement will be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, without giving effect to the conflict of law principles thereof. Without prejudice to the ability of the Agent or any Fairborne Lender to enforce this Agreement in any other proper jurisdiction, the Debtor hereby irrevocably submits and attorns to the jurisdiction of the courts of the Province of Alberta, or any appellate court thereof, for the purposes of this Agreement.

18. **Notices**.

(a) Any notice as between the Debtor and the Agent which may or is required to be given pursuant to or in connection with this Agreement will be in writing and will be sufficient if given or made at the address set forth below:

(i) in the case of the Agent or any Fairborne Lenders to:

Royal Bank of Canada
Agency Services Group
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: (416) 842-4023

(ii) in the case of the Debtor, to:

Fairborne Energy Ltd.
Suite 2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: V.P. Finance
Facsimile: (403) 290-7751

(b) The Debtor and the Agent each covenant to accept service of judicial proceedings arising under this Agreement at its respective address for notice hereunder.

(c) Any notice or other communication given or made in accordance with this Section 18 will be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(d) Each of the Debtor and the Agent may change its address and telecopier number for purposes of this Section 18 by written notice given in the manner provided in this Section 18 to the other party.

19. **Inconsistency**. To the extent that there is any inconsistency or ambiguity between the provisions of the Credit Documents and this Agreement, then, as between the Debtor and the Agent or any Fairborne Lender, the provisions of the Credit Documents will govern to the extent necessary to eliminate such inconsistency or ambiguity.

20. **Receipt of Copy**. The Debtor acknowledges receipt of an executed copy of this Agreement. The Debtor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty, or otherwise) by reason of the failure of the Agent to deliver to the Debtor a copy of any financing statement or any statement issued by any registry that confirms registration of a financing statement relating to this Agreement.

21. **Time of the Essence**. Time will be of the essence of this Agreement.

TO WITNESS this Agreement, the Debtor has caused it to be duly executed on the date first written above.

[NAME OF BORROWER OR MATERIAL SUBSIDIARY]

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SCHEDULE J

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF MATERIAL SUBSIDIARY GUARANTEE

TO: ROYAL BANK OF CANADA, as Agent
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

PREAMBLE

A. Fairborne Energy Ltd. (the "**Borrower**"), Royal Bank of Canada and those other financial institutions who are, or from time to time become, Lenders thereunder (collectively the "**Lenders**") and Royal Bank of Canada, as administrative agent for the Lenders, are parties to a credit agreement dated June 1, 2005 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated June 1, 2005 (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Borrower has, or may, enter into with and incur indebtedness to, a Swap Lender pursuant to the terms of any Hedging Agreement to which the Borrower and a Swap Lender are parties (collectively, the "**Borrower Hedging Agreements**").

D. Pursuant to the Credit Agreement, the Operating Loan Agreement and the Borrower Hedging Agreements, the Borrower is or may become indebted to the Lenders, the Operating Lender or any Swap Lender (collectively, the "**Fairborne Lenders**"), respectively.

E. It is in the interests of **[Name of Material Subsidiary]** (the "**Guarantor**"), as a Material Subsidiary of the Borrower, that the Fairborne Lenders extend credit to the Borrower pursuant to the applicable Credit Documents and therefore the Guarantor is prepared to issue this Guarantee to the Agent for and on behalf of the Fairborne Lenders.

F. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Guarantee on a *pari passu* basis with each other pursuant to Section 4.2 of the Credit Agreement.

AGREEMENT:

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by the Guarantor, the Guarantor hereby agrees in favour of the Agent for its own benefit and on behalf of the Fairborne Lenders as follows:

1. **Defined Terms**. In this Guarantee, capitalized words and phrases which are not otherwise defined have the respective meanings given to such terms in the Credit Agreement. In addition, the term "**Credit Documents**" when used herein means the Credit Agreement, the Operating Loan Agreement, the Borrower Hedging Agreements, the Security and any other documents, instruments or agreements entered into pursuant thereto.

2. **Guarantee**. The Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Agent for its own benefit and on behalf of the Fairborne Lenders forthwith upon demand by the Agent, following a demand by the Agent or any Fairborne Lender upon the Borrower made in accordance with the terms of the Credit Documents, of all indebtedness, liabilities and obligations of any kind whatsoever (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) which the Borrower has from time to time incurred or is under or may hereafter incur or be under to the Agent or any Fairborne Lender under, in connection with or with respect to the Credit Documents (collectively, the "**Obligations**"). All amounts payable by the Guarantor hereunder will be paid to the Agent for its own benefit and on behalf of the Fairborne Lenders at the address of the Agent shown above or as otherwise directed in writing by the Agent. Any amounts payable by the Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Agent for its own benefit and on behalf of the Fairborne Lenders will bear interest from the date of such demand at the rate or rates applicable to the corresponding Obligations.

3. **Continuing, Unconditional and Absolute Guarantee**. The obligations of the Guarantor under this Guarantee are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, diminished, limited or otherwise affected by (and the Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable Law):

   (a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, Person or otherwise;

   (b) any waiver, modification, restatement or amendment of or supplement to any Credit Document or the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable thereunder;

   (c) any change in the time, manner or place of payment of or in any other term of any Credit Document or the Obligations, or the failure on the part of the Borrower, the Trust or any Material Subsidiary to carry out any of its Obligations under any Credit Document;

(d) any impossibility, impracticability, frustration of purpose, illegality, *force majeure* or act of government;

(e) any release, non-perfection or invalidity of any direct or indirect security for any Obligation;

(f) any change in the existence, structure, constitution, name, objects, powers, business, control or ownership of the Borrower, the Trust or any Material Subsidiary or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower, the Trust or any other Material Subsidiary or any other Person or its assets;

(g) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Borrower, the Trust or any Material Subsidiary, the Agent, any Fairborne Lender or any other Person, whether in connection herewith or any unrelated transactions;

(h) any invalidity, illegality or unenforceability relating to or against the Borrower or any provision of applicable Law purporting to prohibit the payment by the Borrower, the Trust or any Material Subsidiary of the principal or interest under the Obligations;

(i) any limitation, postponement, prohibition, subordination or other restriction on the rights of the Agent or any Fairborne Lender to receive payment of the Obligations;

(j) any release, substitution or addition of any cosigner, endorser or other guarantor of the Obligations;

(k) any defence arising by reason of any failure of the Agent or any Fairborne Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(l) any defence arising by reason of any failure of the Agent or any Fairborne Lender to proceed against the Borrower, the Trust or any Material Subsidiary or any other Person, to proceed against, apply or exhaust arty security held from the Borrower, the Trust or any Material Subsidiary or any other Person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other Person for this Guarantee or to pursue any other remedy in the power of the Agent or any Fairborne Lender whatsoever;

(m) any Law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

(n) any defence arising by reason of any incapacity, lack of authority, or other defence of the Borrower, the Trust, any Material Subsidiary or any other Person, or by reason of any limitation, postponement, prohibition on the Agent's or any Fairborne Lender's right to receive payment of the Obligations or any part thereof, or by reason of the cessation from any cause whatsoever of the liability of the Borrower, the Trust, any Material Subsidiary or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Agent or any Fairborne Lender or others which directly or indirectly results in the discharge or release of the Borrower, the Trust, any Material Subsidiary or any other Person or all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(o) any defence arising by reason of any failure by the Agent or any Fairborne Lender to obtain, perfect or maintain a perfected or prior (or any) security interest in or Lien upon any property of the Borrower, the Trust, any Material Subsidiary or any other Person, or by reason of any interest of the Agent or any Fairborne Lender in any property, whether as owner thereof or the holder of a security interest therein or Lien thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Agent or any Fairborne Lender of any right to recourse or collateral;

(p) any defence arising by reason of the failure of the Agent or any Fairborne Lender to marshal any assets;

(q) any defence based upon any failure of the Agent or any Fairborne Lender to give to the Borrower, the Trust or any Material Subsidiary notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Agent or any Fairborne Lender to comply with any provision of applicable Law in enforcing any Lien upon any such property, including any failure by the Agent or any Fairborne Lender to dispose of any such property in a commercially reasonable manner;

(r) any dealing whatsoever with the Borrower, the Trust, any Material Subsidiary or other Person or any security, whether negligently or not, or any failure to do so;

(s) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Borrower, the Trust, any Material Subsidiary or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding; or

(t) any other act or omission to act or delay of any kind by the Borrower, the Trust, any Material Subsidiary, the Agent, a Fairborne Lender, or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of the Guarantor's obligations

hereunder (other than the irrevocable and unconditional payment in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers will be effective) even if the effect of any action (or failure to take action) by the Agent or any Fairborne Lender is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against the Borrower for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy.

4. **Release of Obligations**. This Guarantee will remain in full force and effect until the Obligations are irrevocably and unconditionally performed and paid in full.

5. **Validity of Agreements**. The Guarantor will not contest or otherwise challenge the legality, validity or enforceability of any term, condition or other provision contained in the Credit Documents. The Guarantor represents to the Agent for and on behalf of the Fairborne Lenders that it is familiar with and consents to the terms and conditions of the Credit Documents.

6. **Assumption of Authority**. The Agent for and on behalf of the Fairborne Lenders is entitled to assume, notwithstanding any investigation by or on behalf of the Agent or any Fairborne Lender, the power and authority of the officers, directors, agents or other Persons acting or purporting to act on behalf of the Borrower or any Material Subsidiary, and any Obligations made or created in reliance upon the exercise of such power or authority will be guaranteed hereunder.

7. **Recourse against Borrower**. The Agent for and on behalf of the Fairborne Lenders is not required to exhaust its recourse against the Borrower, any other Material Subsidiary, any other guarantor or other Person or under any other security or other guarantee before being entitled to payment from the Guarantor under this Guarantee.

8. **Settlement of Accounts**. Any account settled or stated between the Agent for and on behalf of the Fairborne Lenders and the Borrower will be accepted by the Guarantor as prima facie evidence, subject to manifest error, that the amount thereby appearing due by the Borrower to the Agent and the Fairborne Lenders is so due.

9. **No Waiver**. No delay on the part of the Agent for and on behalf of the Fairborne Lenders in exercising any of its options, powers or rights, or partial or single exercise thereof, will constitute a waiver thereof. No waiver of any of the Agent's or any Fairborne Lender's rights hereunder, and no modification or amendment of this Guarantee, will be deemed to be made by the Agent for and on behalf of the Fairborne Lenders unless the same will be in writing, duly signed by the Agent for and on behalf of the Fairborne Lenders and the Guarantor, and each such waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Agent and the Fairborne Lenders or the liabilities of the Guarantor to the Agent and the Fairborne Lenders in any other respect at any other time.

10. **Guarantee of all Credit Obtained: Indemnity**. All moneys and credits in fact borrowed or obtained by the Borrower from the Agent and any Fairborne Lender under the Credit Documents will be deemed to form part of the Obligations notwithstanding

any incapacity, disability or lack or limitation of status or power of the Borrower or of the directors, officers, employees, partners or agents thereof, or that the Borrower may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of such moneys or credits. If any amount in respect of the Obligations is not recoverable from the Guarantor hereunder on the basis of a guarantee, then, notwithstanding any other provision hereof, the Guarantor will indemnify and save harmless the Agent and any Fairborne Lender from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by the Agent and any Fairborne Lender resulting or arising from or relating to any failure of the Borrower or any other Material Subsidiary to unconditionally and irrevocably pay in full or fully perform the Obligations as and when due provided that the amount of such indemnification shall not exceed the amount of such Obligations and any amounts due and owing hereunder.

11. **Stay of Acceleration**. If acceleration of the time for payment, or the liability of the Borrower to make payment, of any amount specified to be payable by the Borrower in respect of the Obligations is stayed, prohibited or otherwise affected upon the insolvency, bankruptcy, reorganization or winding-up of the Borrower or any moratorium affecting the payment of the Obligations, all such amounts otherwise subject to acceleration or payment will nonetheless be deemed for all purposes of this Guarantee to be and to become due and payable by the Borrower and will be payable by the Guarantor hereunder forthwith on demand by the Agent for its own benefit and on behalf of the Fairborne Lenders.

12. **Reinstatement**. If, at any time, all or any part of any payment previously applied by the Agent or any Fairborne Lender to any Obligation is or must be rescinded or returned by the Agent or any Fairborne Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Borrower or any other Material Subsidiary), such Obligation will, for the purpose of this Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Agent or any such Fairborne Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Agent or any such Fairborne Lender had not been made.

13. **Assignment and Postponement**. Following the occurrence and during the continuance of a Default or an Event of Default, all present and future indebtedness and liability of the Borrower or any other Material Subsidiary to the Guarantor is hereby assigned by the Guarantor to the Agent for its own benefit and on behalf of the Fairborne Lenders and postponed to the Obligations and all moneys received by the Guarantor in respect thereof will be received in trust for and, unless prior written authorization from the Agent to the contrary will have been obtained by the Guarantor, will be paid over to the Agent for its own benefit and on behalf of the Fairborne Lenders upon demand by the Agent. If the Agent receives from the Guarantor a payment or payments in full or on account of the liability of the Guarantor hereunder, the Guarantor will not be entitled to claim repayment against the Borrower or any other Material Subsidiary until the Agent's and the Fairborne Lenders' claims against the Borrower have been irrevocably and unconditionally paid in full. In case of liquidation, winding up or bankruptcy of the Borrower or any other Material Subsidiary (whether voluntary or involuntary) or any composition with creditors or scheme of arrangement, the Agent for its own benefit and on behalf of the Fairborne Lenders will have the right to rank for its full claims and receive all dividends or other

payments in respect thereof in priority to the Guarantor until the claims of the Agent and the Fairborne Lenders have been irrevocably and unconditionally paid in full, and the Guarantor will continue to be liable hereunder for any balance which may be owing to the Agent for its own benefit and on behalf of the Fairborne Lenders by the Borrower or any other Material Subsidiary. In the event of the valuation by the Agent of any of its security and/or the retention thereof by the Agent, such valuation and/or retention will not, as between the Agent and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction of the Obligations or any part thereof. The foregoing provisions of this Section 13 will not in any way limit or lessen the liability of the Guarantor under any other section of this Guarantee.

14. **No Subrogation**. Notwithstanding any payment made by the Guarantor under this Guarantee or any setoff or application of funds of the Guarantor by the Agent or any Fairborne Lender, the Guarantor will have no right of subrogation to, and waives, to the fullest extent permitted by Law, any right to enforce any remedy which the Agent or any Fairborne Lender now has or may hereafter have against the Borrower or any other Material Subsidiary, until all of the Obligations have been irrevocably and unconditionally paid in full; and until that time, the Guarantor waives any benefit of, and any right to participate in, any security, whether real or personal property, now or hereafter held by the Agent or any Fairborne Lender for the Obligations.

15. **Foreign Currency Obligations**. The Guarantor will make payment relative to each Obligation in the currency (the "**Original Currency**") in which the Borrower is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Agent or the Fairborne Lender in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Agent is able to purchase at Toronto, Ontario with the amount it receives on the date of receipt. If the amount of the Original Currency which the Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Obligation, the Guarantor will indemnify and save the Agent and each Fairborne Lender harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent for and on behalf of the Fairborne Lenders and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

16. **Taxes and Set-off by Guarantor**. All payments to be made by the Guarantor hereunder will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable Law, regulation or international agreement requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent for its own benefit and on behalf of the Fairborne Lenders receives a net sum

equal to the sum which it would have received had no deduction or withholding been required.

17. **Payment of Expenses: Indemnification**. The Guarantor will pay on demand, and will indemnify and save the Agent and each Fairborne Lender harmless from, any and all liabilities, costs and expenses (including out-of-pocket legal fees and expenses on a solicitor and his own client full indemnity basis and any sales, goods and services or other similar taxes payable to any Administrative Body with respect to any such liabilities, costs and expenses) (a) incurred by the Agent for its own benefit and on behalf of the Fairborne Lenders in the preparation, registration, administration or enforcement of this Guarantee, (b) with respect to, or resulting from, any failure or delay by the Guarantor in performing or observing any of its obligations under this Guarantee, or (c) incurred by the Agent or any Fairborne Lender in performing or observing any of the other covenants of the Guarantor under this Guarantee.

18. **Additional Security**. This Guarantee is in addition and without prejudice to any security of any kind (including other guarantees) now or hereafter held by or for the benefit of the Agent or the Fairborne Lenders and any other rights or remedies that the Agent or the Fairborne Lenders might have.

19. **Governing Law: Attornment**. This Guarantee will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without giving affect to the conflict of law principles thereof. Without prejudice to the ability of the Agent or any Fairborne Lender to enforce this Guarantee in any other proper jurisdiction, the Guarantor irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta, or any appellate court thereof, for the purposes of this Guarantee.

20. **Successors and Assigns**. The provisions of this Guarantee will be binding upon and enure to the benefit of the Agent and the Fairborne Lenders and their respective successors and assigns and will be binding upon the Guarantor and its successors. The Guarantor's obligations hereunder will not be assigned or delegated. The Agent or any Fairborne Lender may from time to time, and without notice to or the consent of the Guarantor, assign or transfer all or any of the Obligations or any interest therein in accordance with the Credit Documents and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, any such Obligation or part thereof so transferred or assigned will remain an "Obligation" for the purposes of this Guarantee and any immediate and successive assignee or transferee of any Obligation or any interest therein will, to the extent of the interest so assigned or transferred, be entitled to the benefit of, and the right to enforce, this Guarantee.

21. **Time**. Time will be of the essence in this Guarantee.

22. **Severability**. If any portion of this Guarantee or the application thereof to any circumstance will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Guarantee, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held

invalid or unenforceable, and the remainder of this Guarantee will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

23. **Notice**. All notices, demands, offers, consents and other instruments and communications to be made or given pursuant to this Guarantee will be in writing and may be made or given by personal delivery or by transmittal by telecopier or other electronic means of communication addressed to the respective parties as follows:

To the Agent for and on behalf of the Fairborne Lenders:

Royal Bank of Canada
Agency Services Group
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency
Facsimile: (416) 842-4023

To the Guarantor
[Name of Guarantor]
c/o Fairborne Energy Ltd.
Suite 2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Telecopier: (403) 290-7751
Attention: V.P. Finance and Chief Financial Officer

or to such other address or telecopy number as any party may from time to time notify the other in accordance with this Section 23. Any notice, demand, offer, consent, instrument or other communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Banking Day will be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any notice, demand, offer, consent, instrument or other communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day will be conclusively deemed to have been made or given at 11:00 a.m. (Toronto time) on the first Banking Day following actual delivery or transmittal, as the case may be.

24. **Borrower's Financial Condition**. The Guarantor is fully aware of the financial condition of the Borrower and the other Material Subsidiaries.

25. **Negotiated Document**. This Guarantee is the result of negotiations between the Guarantor and the Agent and has been reviewed by counsel to the Guarantor and the Agent and is the product of both the Guarantor and the Agent. Accordingly, this

Guarantee is not to be construed against the Agent merely because of its involvement in this Guarantees preparation.

26. **Interpretation**. The division of this Guarantee into sections and paragraphs, and the insertion of headings, is for convenience of reference only and will not affect the construction or interpretation of this Guarantee. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

When used in this Guarantee, the word "**including**" (or includes) means "**including (or includes) without limitation**".

27. **Receipt of Copy**. The Guarantor acknowledges receipt of an executed copy of this Guarantee. The Guarantor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty or otherwise) by reason of the failure of the Agent to deliver to the Guarantor a copy of any financing statement or any statement issued by any registry that confirms registration of a financing statement relating to this Guarantee.

THIS GUARANTEE executed effective the ______ day of ________________, 2006

[NAME OF MATERIAL SUBSIDIARY]

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SCHEDULE K

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF
SECURITIES PLEDGE AGREEMENT

This **SECURITIES PLEDGE AGREEMENT** dated as of June 1, 2005, made by **FAIRBORNE ENERGY TRUST** (the "**Debtor**"), (the "**Agreement**") to and in favour of the Agent for and on behalf of the Lenders, the Operating Lenders and the Swap Lenders (collectively, the "**Fairborne Lenders**").

RECITAL:

A. Fairborne Energy Ltd., as borrower, Royal Bank of Canada and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and Royal Bank of Canada, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "**Agent**") are parties to a credit agreement dated the date hereof (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated the date hereof (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Debtor has granted a guarantee (the "**Guarantee**") in favour of the Agent and the Fairborne Lenders in respect of Fairborne Energy Ltd.'s Indebtedness to the Fairborne Lenders under the Credit Agreement, the Operating Loan Agreement and the Swap Documents to which Fairborne Energy Ltd. is a party.

D. To secure, the payment and performance of all present and future, direct or indirect, indebtedness, liabilities and obligations of any kind which the Debtor has from time to time incurred or may incur or be under to the Agent or the Fairborne Lenders, under the terms of the Credit Agreement, the Operating Loan Agreement, the Guarantee, the Security or any other Documents (collectively, the "**Obligations**"), the Debtor has agreed to pledge to the Agent, for its own benefit and on behalf of the Fairborne Lenders all of its right, title and interest in and to **[Describe particulars of pledged shares] (the "Pledged Securities")** together with all revenues, distributions, income and benefits to be derived therefrom (collectively, the "**Collateral**") in accordance with the terms of this Agreement.

E. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Agreement, on a pari passu basis with each other pursuant to Section 4.2 of the Credit Agreement.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which are conclusively acknowledged by the Debtor, the Debtor agrees with and in favour of the Agent and the Fairborne Lenders as follows:

1. **Definitions.** Capitalized words and phrases used but not otherwise defined in this Agreement have the meanings set out in the Credit Agreement.

2. **Pledge.** The Debtor hereby deposits, transfers, assigns, pledges and hypothecates the Pledged Securities to the Agent and grants a security interest to the Agent in and to the Collateral all as general and continuing collateral security for the Obligations.

3. **Delivery and Transfer of Pledged Securities.** The Debtor hereby delivers the Pledged Securities to the Agent together with transfer forms for the Pledged Securities endorsed in blank.

4. **Application of Collateral.** The Debtor acknowledges and agrees that upon the occurrence of an Event of Default, the Agent shall be unconditionally entitled to sell, collect and realize upon the Collateral (including the Pledged Securities) and the revenues, distributions and proceeds thereof and apply them on account of the Obligations and the Agent shall not be obligated to give notice to the Debtor or any other person or to apply or exhaust any guarantee or security interest held from the Debtor or any other person or to proceed against or pursue any other remedy in the power of the Agent whatsoever before so selling, realizing upon and applying the proceeds of the Collateral.

5. **Waivers.** Each party hereto, for itself, its successors and assigns acknowledges and agrees that, after an Event of Default, the right and ability of the Agent to sell, realize upon and apply the Collateral to the Obligations will be absolute and unconditional and nothing else contained in this Agreement or any other agreement or instrument, nor any other rights, interests or entitlements of any of the other parties hereto is intended to, nor shall, impair or qualify or in any manner affect the ability of the Agent to apply the Collateral in its sole discretion and at such time as it determines.

   To further give effect to the foregoing, to the extent permitted by applicable law and without prejudice to any right, claim, entitlement, ability or action of the Debtor in the event of the Agent's gross negligence or wilful misconduct, the Debtor waives and releases any right, claim, entitlement, ability, or action that it may now or hereafter have whether at law or in equity, by contract, statute or otherwise to in any manner contest, dispute, enjoin or otherwise impair, limit or affect the right and ability of the Agent to sell and realize upon and apply the Collateral as provided for herein, and further acknowledges its unconditional, irrevocable intention and agreement that such right, ability and entitlement of the Agent shall not in any manner be affected or delayed by any dissolution, winding-up, liquidation, re-organization or other proceeding or action affecting any of the parties hereto including, without limitation, any compromise or arrangement proposed pursuant to the *Companies' Creditors Arrangement Act* (Canada) or any proposal pursuant to the *Bankruptcy and Insolvency Act* (Canada) or by any other bankruptcy, insolvency or analogous law nor shall it in any manner be affected or delayed by any proceeding seeking any reorganization, arrangement, composition or

readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors' rights.

Without limiting the generality of all of the foregoing, the Debtor acknowledges and agrees, in respect of any compromise or arrangement proposed pursuant to the *Companies' Creditors Arrangement Act* (Canada), any proposal pursuant to the *Bankruptcy and Insolvency Act* (Canada), any relief under the *Winding-up Act* (Canada), any reorganization, arrangement or composition under any other applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditor's rights or any legislation amending, supplementing or replacing such acts or any legislation similar thereto, that the Debtor shall not submit any plan of compromise or arrangement or make any proposal in which the Agent is placed in the same class as any other creditor for the purposes of approving any such compromise, arrangement or proposal.

6. **Other Documents not Affected.** This Agreement shall be in addition to and not in substitution of or for any other obligations of the Debtor or any other person, firm or corporation in respect of the Obligations and this Agreement shall not, nor shall it be deemed to, operate as a merger of any other obligations of the Debtor to the Agent, all of which shall remain in full force and effect, unamended. The provisions of this Section 6 are independent of and separable from the other provisions of this Agreement and shall remain in effect whether or not the Debtor is liable otherwise under this Agreement.

7. **Rights and Obligations not Affected.** The Debtor agrees that:

(a) the Agent may grant extensions of time or other indulgences, waive, amend, grant releases and discharges and otherwise deal with the Debtor or any other person, firm or corporation as it sees fit and may apply any monies, including the Collateral, received from the Debtor or any other person, firm or corporation against such part of the Obligations as provided for herein all without prejudice to or in any way discharging, affecting, terminating, releasing, limiting, reducing, lessening or impairing the rights and remedies of the Agent under this Agreement;

(b) the Agent shall not be bound to commence or, if commenced, to exhaust its recourse against the Debtor or any other person, firm or corporation or any securities it may hold before being entitled to sell, realize upon or to apply the Collateral as provided under this Agreement;

(c) the rights and obligations of the Agent hereunder shall not be discharged, affected, terminated, released, limited, reduced, lessened or impaired nor shall the Agent be subject to any defence as a direct or indirect result of any:

(i) failure by the Agent to enforce any obligation, whether payment or performance is due from the Debtor or any other person, firm or corporation;

(ii) delay on the part of the Agent exercising any of its rights under the Documents;

(d) the Agent shall not have any obligation to take any steps to preserve or protect the Collateral but shall exercise such care while in possession of the Collateral as it customarily does in similar circumstances; and

(e) this Agreement shall continue to be effective or be reinstated, as the case may be, if for any reason at any time the performance hereunder or payment of any Obligation or part thereof is rescinded or must otherwise be restored by the Agent, whether upon bankruptcy or reorganization of the Debtor or any other person, firm or corporation or otherwise howsoever.

8. **Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws in forcer in the Province of Alberta without regard to principles of conflict of laws and shall be treated in all respects as an Alberta contract. There shall be no application of any conflict of laws rule which would result in any laws other than laws in force in the Province of Alberta applying to this Agreement.

9. **Included Words.** Words importing the singular number include the plural and vice versa; words importing gender include masculine, feminine and neuter genders; and where a term or expression is defined herein, derivations shall have corresponding meanings.

10. **Division and Headings.** The division of this Agreement and the provision of headings for any divisions of this Agreement are for convenience of reference only and shall not affect the interpretation hereof.

11. **Waiver.**

(a) No failure on the part of the Agent in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any further or other exercise thereof, and no failure on the part of the Agent to complain of any act or failure to act of another party or to declare another party in default, irrespective of how long such failure continues, shall constitute a waiver by such first mentioned party of its rights hereunder.

(b) No waiver of any provision of this Agreement, including this Section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by the Agent or its duly authorized representatives.

(c) No consent or waiver, express or implied, by the Agent of any breach or default of the Debtor in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of the Debtor of any other obligations hereunder.

12. **Amendments.** No variation or amendment of any provision of this Agreement, including this Section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by the Debtor and the Agent or its duly authorized representatives.

13. **Successors and Assigns.** this Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns

14. **Further Assurances.** the Debtor agrees that it will from time to time at the reasonable request of the Agent execute and deliver such assignments, instruments and conveyances and take such further action as may be required to accomplish the purposes of this Agreement. the Debtor hereby appoints the Agent its true and lawful attorney (being a power coupled with an interest), to execute and deliver all such instruments as may be necessary, desirable or convenient to prevent any of the obligations of the Debtor hereunder from being barred under any statute of limitations now or hereafter in force.

15. **No Fiduciary Obligations.** The Agent shall not by virtue of this Agreement in any way or for any purpose incur any fiduciary or similar obligations to the Debtor or any other person.

16. **Rights of Parties Independent.** The rights available to the Agent under this Agreement and at law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by the Agent from time to time and no such exercise shall exhaust the rights or preclude the Agent from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

17. **Time of Essence.** Time is of the essence of this Agreement.

18. **Attornment.** The Debtor hereby:

    (a) irrevocably submits and attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta for all matters arising out of or in connection with this Agreement or the transactions contemplated hereby;

    (b) waives all right to object to the jurisdiction of the Courts of the Province of Alberta in any legal action, suit or proceeding relative to this Agreement which it may now or hereafter have by reason of domicile or otherwise;

    (c) waives any objection to the laying of venue in such Courts of any such action, suit or proceeding;

    (d) waives and agrees not to plead or claim that any such action, suit or proceeding has been brought in an inconvenient forum; and

    (e) waives any right it may have to, or to apply for, trial by jury in connection with any matter arising out of or in connection with this Agreement or the transactions contemplated hereby.

19. **Severability.** If any provision of this Agreement or portion thereof, or the application thereof to any person, firm or corporation or circumstances shall, to any extent, be invalid or unenforceable in any jurisdiction, the remainder of this Agreement or the application of such provision or portion thereof to any other person, firm or corporation or

circumstances or in any other jurisdiction shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

20. **Expenses.** The Debtor agrees to pay on demand by the Agent, all costs and expenses in connection with the enforcement of this Agreement and the protection or enforcement of the rights of the Agent hereunder.

21. **Acknowledgment of Receipt and Waiver of Registration Statements.** The Debtor acknowledges receipt of a copy of this Agreement, and hereby waives its right to receive a printed copy of any financing statement or financing change statement relating to this Agreement or any verification statement or other statement used by the Registry (as defined in the *Personal Property Security Act* (Alberta)) or comparable agency under similar legislation to confirm the registration of any such financing statement or financing change statement in respect hereof.

22. **Formal Date.** This Agreement, notwithstanding the date of execution, shall be deemed to bear date as of the date written at the beginning of this Agreement.

23. **Liability of Trustee.** The parties hereto acknowledge that Computershare Trust Company of Canada ("**Computershare**") is entering into this Agreement solely in its capacity as trustee of Fairborne Energy Trust (the "**Trust**") and the obligations of the Debtor hereunder shall not be personally binding upon Computershare or any of unitholders of the Trust and that any recourse against the Debtor or any unitholder of the Trust in any manner in respect of any indebtedness, obligations or liability of the Debtor arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005, as amended from time to time.

IN WITNESS WHEREOF the Debtor and the Agent have executed this Agreement of the day and year first above written.

FAIRBORNE ENERGY TRUST, by its Trustee, Computershare Trust Company of Canada Limited

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY

ROYAL BANK OF CANADA
as Agent for and on behalf of the Fairborne Lenders

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

SCHEDULE L

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF TRUST GUARANTEE

TO: ROYAL BANK OF CANADA, as Agent
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

PREAMBLE

A. Fairborne Energy Ltd. (the "**Borrower**"), Royal Bank of Canada and those other financial institutions who from time to time become, Lenders thereunder (collectively the "**Lenders**") and Royal Bank of Canada, as administrative agent for the Lenders, are parties to a credit agreement dated the date hereof (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Credit Agreement**").

B. Fairborne Energy Ltd., as borrower, and Royal Bank of Canada, as operating lender (in such capacity, together with its successors and assigns in such capacity, the "**Operating Lender**") are parties to an operating letter loan agreement dated the date hereof (such operating loan agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "**Operating Loan Agreement**").

C. The Borrower has, or may, enter into with and incur indebtedness to, a Swap Lender pursuant to the terms of any Hedging Agreement to which the Borrower and a Swap Lender are parties (collectively, the "**Borrower Hedging Agreements**").

D. Pursuant to the Credit Agreement, the Operating Loan Agreement and the Borrower Hedging Agreements, the Borrower is or may become indebted to the Lenders, the Operating Lender or any Swap Lender (collectively, the "**Fairborne Lenders**"), respectively.

E. It is in the interests of Fairborne Energy Trust, by its trustee Computershare Trust Company of Canada (the "**Guarantor**"), that the Fairborne Lenders extend credit to the Borrower pursuant to the applicable Credit Documents and therefore the Guarantor is prepared to issue this Guarantee to the Agent for and on behalf of the Fairborne Lenders.

F. The Fairborne Lenders have agreed to share the Security, including, without limitation, this Guarantee on a *pari passu* basis with each other pursuant to Section 4.2 of the Credit Agreement.

AGREEMENT:

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by the Guarantor, the Guarantor hereby agrees in favour of the Agent for its own benefit and on behalf of the Fairborne Lenders as follows:

1. **Defined Terms**. In this Guarantee, capitalized words and phrases which are not otherwise defined have the respective meanings given to such terms in the Credit Agreement. In addition, the term "**Credit Documents**" when used herein means the Credit Agreement, the Operating Loan Agreement, the Borrower Hedging Agreements, the Security and any other documents, instruments or agreements entered into pursuant thereto.

2. **Guarantee**. The Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Agent for its own benefit and on behalf of the Fairborne Lenders forthwith upon demand by the Agent, following a demand by the Agent or any Fairborne Lender upon the Borrower made in accordance with the terms of the Credit Documents, of all indebtedness, liabilities and obligations of any kind whatsoever (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) which the Borrower has from time to time incurred or is under or may hereafter incur or be under to the Agent or any Fairborne Lender under, in connection with or with respect to the Credit Documents (collectively, the "**Obligations**"). All amounts payable by the Guarantor hereunder will be paid to the Agent for its own benefit and on behalf of the Fairborne Lenders at the address of the Agent shown above or as otherwise directed in writing by the Agent. Any amounts payable by the Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Agent for its own benefit and on behalf of the Fairborne Lenders will bear interest from the date of such demand at the rate or rates applicable to the corresponding Obligations.

3. **Continuing, Unconditional and Absolute Guarantee**. The obligations of the Guarantor under this Guarantee are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, diminished, limited or otherwise affected by (and the Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable Law):

   (a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, Person or otherwise;

   (b) any waiver, modification, restatement or amendment of or supplement to any Credit Document or the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable thereunder;

   (c) any change in the time, manner or place of payment of or in any other term of any Credit Document or the Obligations, or the failure on the part of the Borrower, the Trust, or any Material Subsidiary to carry out any of its Obligations under any Credit Document;

(d) any impossibility, impracticability, frustration of purpose, illegality, *force majeure* or act of government;

(e) any release, non-perfection or invalidity of any direct or indirect security for any Obligation;

(f) any change in the existence, structure, constitution, name, objects, powers, business, control or ownership of the Borrower, the Trust or to any Material Subsidiary or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower, the Trust or any Material Subsidiary or any other Person or its assets;

(g) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Borrower, or any other Material Subsidiary, the Agent, any Fairborne Lender or any other Person, whether in connection herewith or any unrelated transactions;

(h) any invalidity, illegality or unenforceability relating to or against the Borrower or any provision of applicable Law purporting to prohibit the payment by the Borrower, the Trust or any Material Subsidiary of the principal or interest under the Obligations;

(i) any limitation, postponement, prohibition, subordination or other restriction on the rights of the Agent or any Fairborne Lender to receive payment of the Obligations;

(j) any release, substitution or addition of any cosigner, endorser or other guarantor of the Obligations;

(k) any defence arising by reason of any failure of the Agent or any Fairborne Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(l) any defence arising by reason of any failure of the Agent or any Fairborne Lender to proceed against the Borrower, the Trust or any Material Subsidiary or any other Person, to proceed against, apply or exhaust any security held from the Borrower, the Trust or any Material Subsidiary or any other Person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other Person for this Guarantee or to pursue any other remedy in the power of the Agent or any Fairborne Lender whatsoever;

(m) any Law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligation;

(n) any defence arising by reason of any incapacity, lack of authority, or other defence of the Borrower, the Trust, any Material Subsidiary or any other Person, or by reason of any limitation, postponement, prohibition on the Agent's or any Fairborne Lender's right to receive payment of the Obligations or any part thereof, or by reason of the cessation from any cause whatsoever of the liability of the Borrower, the Trust, any Material Subsidiary or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Agent or any Fairborne Lender or others which directly or indirectly results in the discharge or release of the Borrower, the Trust, any Material Subsidiary or any other Person or all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(o) any defence arising by reason of any failure by the Agent or any Fairborne Lender to obtain, perfect or maintain a perfected or prior (or any) security interest in or Lien upon any property of the Borrower, the Trust, any Material Subsidiary or any other Person, or by reason of any interest of the Agent or any Fairborne Lender in any property, whether as owner thereof or the holder of a security interest therein or Lien thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Agent or any Fairborne Lender of any right to recourse or collateral;

(p) any defence arising by reason of the failure of the Agent or any Fairborne Lender to marshal any assets;

(q) any defence based upon any failure of the Agent or any Fairborne Lender to give to the Borrower, the Trust or any Material Subsidiary notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Agent or any Fairborne Lender to comply with any provision of applicable Law in enforcing any Lien upon any such property, including any failure by the Agent or any Fairborne Lender to dispose of any such property in a commercially reasonable manner;

(r) any dealing whatsoever with the Borrower, the Trust, any Material Subsidiary or other Person or any security, whether negligently or not, or any failure to do so;

(s) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Borrower, the Trust, any Material Subsidiary or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding; or

(t) any other act or omission to act or delay of any kind by the Borrower, the Trust, any Material Subsidiary, the Agent, a Fairborne Lender, or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of the Guarantor's obligations

hereunder (other than the irrevocable and unconditional payment in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers will be effective) even if the effect of any action (or failure to take action) by the Agent or any Fairborne Lender is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against the Borrower for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy.

4. **Release of Obligations**. This Guarantee will remain in full force and effect until the Obligations are irrevocably and unconditionally performed and paid in full.

5. **Validity of Agreements**. The Guarantor will not contest or otherwise challenge the legality, validity or enforceability of any term, condition or other provision contained in the Credit Documents. The Guarantor represents to the Agent for and on behalf of the Fairborne Lenders that it is familiar with and consents to the terms and conditions of the Credit Documents.

6. **Assumption of Authority**. The Agent for and on behalf of the Fairborne Lenders is entitled to assume, notwithstanding any investigation by or on behalf of the Agent or any Fairborne Lender, the power and authority of the officers, directors, agents or other Persons acting or purporting to act on behalf of the Borrower or any Material Subsidiary, and any Obligations made or created in reliance upon the exercise of such power or authority will be guaranteed hereunder.

7. **Recourse against Borrower**. The Agent for and on behalf of the Fairborne Lenders is not required to exhaust its recourse against the Borrower, any Material Subsidiary, any other guarantor or other Person or under any other security or other guarantee before being entitled to payment from the Guarantor under this Guarantee.

8. **Settlement of Accounts**. Any account settled or stated between the Agent for and on behalf of the Fairborne Lenders and the Borrower will be accepted by the Guarantor as prima facie evidence, subject to manifest error, that the amount thereby appearing due by the Borrower to the Agent and the Fairborne Lenders is so due.

9. **No Waiver**. No delay on the part of the Agent for and on behalf of the Fairborne Lenders in exercising any of its options, powers or rights, or partial or single exercise thereof, will constitute a waiver thereof. No waiver of any of the Agent's or any Fairborne Lender's rights hereunder, and no modification or amendment of this Guarantee, will be deemed to be made by the Agent for and on behalf of the Fairborne Lenders unless the same will be in writing, duly signed by the Agent for and on behalf of the Fairborne Lenders and the Guarantor, and each such waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Agent and the Fairborne Lenders or the liabilities of the Guarantor to the Agent and the Fairborne Lenders in any other respect at any other time.

10. **Guarantee of all Credit Obtained: Indemnity**. All moneys and credits in fact borrowed or obtained by the Borrower from the Agent and any Fairborne Lender under the Credit Documents will be deemed to form part of the Obligations notwithstanding

any incapacity, disability or lack or limitation of status or power of the Borrower or of the directors, officers, employees, partners or agents thereof, or that the Borrower may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of such moneys or credits. If any amount in respect of the Obligations is not recoverable from the Guarantor hereunder on the basis of a guarantee, then, notwithstanding any other provision hereof, the Guarantor will indemnify and save harmless the Agent and any Fairborne Lender from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by the Agent and any Fairborne Lender resulting or arising from or relating to any failure of the Borrower or any Material Subsidiary to unconditionally and irrevocably pay in full or fully perform the Obligations as and when, due provided that the amount of such indemnification shall not exceed the amount of such Obligations and any amounts due and owing hereunder.

11. **Stay of Acceleration**. If acceleration of the time for payment, or the liability of the Borrower to make payment, of any amount specified to be payable by the Borrower in respect of the Obligations is stayed, prohibited or otherwise affected upon the insolvency, bankruptcy, reorganization or winding-up of the Borrower or any moratorium affecting the payment of the Obligations, all such amounts otherwise subject to acceleration or payment will nonetheless be deemed for all purposes of this Guarantee to be and to become due and payable by the Borrower and will be payable by the Guarantor hereunder forthwith on demand by the Agent for its own benefit and on behalf of the Fairborne Lenders.

12. **Reinstatement**. If, at any time, all or any part of any payment previously applied by the Agent or any Fairborne Lender to any Obligation is or must be rescinded or returned by the Agent or any Fairborne Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Borrower, the Trust or any other Material Subsidiary), such Obligation will, for the purpose of this Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Agent or any such Fairborne Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Agent or any such Fairborne Lender had not been made.

13. **Assignment and Postponement**. Following the occurrence and during the continuance of an Event of Default, all present and future indebtedness and liability of the Borrower or any Material Subsidiary to the Guarantor is hereby assigned by the Guarantor to the Agent for its own benefit and on behalf of the Fairborne Lenders and postponed to the Obligations and all moneys received by the Guarantor in respect thereof will be received in trust for and, unless prior written authorization from the Agent to the contrary will have been obtained by the Guarantor, will be paid over to the Agent for its own benefit and on behalf of the Fairborne Lenders upon demand by the Agent. If the Agent receives from the Guarantor a payment or payments in full or on account of the liability of the Guarantor hereunder, the Guarantor will not be entitled to claim repayment against the Borrower or any Material Subsidiary until the Agent's and the Fairborne Lenders' claims against the Borrower have been irrevocably and unconditionally paid in full. In case of liquidation, winding up or bankruptcy of the Borrower or any Material Subsidiary (whether voluntary or involuntary) or any composition with creditors or scheme of arrangement, the Agent for its own benefit and on behalf of the Fairborne Lenders will

have the right to rank for its full claims and receive all dividends or other payments in respect thereof in priority to the Guarantor until the claims of the Agent and the Fairborne Lenders have been irrevocably and unconditionally paid in full, and the Guarantor will continue to be liable hereunder for any balance which may be owing to the Agent for its own benefit and on behalf of the Fairborne Lenders by the Borrower or any Material Subsidiary. In the event of the valuation by the Agent of any of its security and/or the retention thereof by the Agent, such valuation and/or retention will not, as between the Agent and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction of the Obligations or any part thereof. The foregoing provisions of this Section 13 will not in any way limit or lessen the liability of the Guarantor under any other section of this Guarantee.

14. **No Subrogation**. Notwithstanding any payment made by the Guarantor under this Guarantee or any setoff or application of funds of the Guarantor by the Agent or any Fairborne Lender, the Guarantor will have no right of subrogation to, and waives, to the fullest extent permitted by Law, any right to enforce any remedy which the Agent or any Fairborne Lender now has or may hereafter have against the Borrower or any Material Subsidiary, until all of the Obligations have been irrevocably and unconditionally paid in full; and until that time, the Guarantor waives any benefit of, and any right to participate in, any security, whether real or personal property, now or hereafter held by the Agent or any Fairborne Lender for the Obligations.

15. **Foreign Currency Obligations**. The Guarantor will make payment relative to each Obligation in the currency (the "**Original Currency**") in which the Borrower is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Agent or the Fairborne Lender in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Agent is able to purchase at Toronto, Ontario with the amount it receives on the date of receipt. If the amount of the Original Currency which the Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Obligation, the Guarantor will indemnify and save the Agent and each Fairborne Lender harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent for and on behalf of the Fairborne Lenders and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

16. **Taxes and Set-off by Guarantor**. All payments to be made by the Guarantor hereunder will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable Law, regulation or international agreement requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent for its own benefit and on behalf of the Fairborne Lenders receives a net sum

equal to the sum which it would have received had no deduction or withholding been required.

17. **Payment of Expenses: Indemnification**. The Guarantor will pay on demand, and will indemnify and save the Agent and each Fairborne Lender harmless from, any and all liabilities, costs and expenses (including out-of-pocket legal fees and expenses on a solicitor and his own client full indemnity basis and any sales, goods and services or other similar taxes payable to any Administrative Body with respect to any such liabilities, costs and expenses) (a) incurred by the Agent for its own benefit and on behalf of the Fairborne Lenders in the preparation, registration, administration or enforcement of this Guarantee, (b) with respect to, or resulting from, any failure or delay by the Guarantor in performing or observing any of its obligations under this Guarantee, or (c) incurred by the Agent or any Fairborne Lender in performing or observing any of the other covenants of the Guarantor under this Guarantee.

18. **Additional Security**. This Guarantee is in addition and without prejudice to any security of any kind (including other guarantees) now or hereafter held by or for the benefit of the Agent or the Fairborne Lenders and any other rights or remedies that the Agent or the Fairborne Lenders might have.

19. **Governing Law; Attornment**. This Guarantee will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without giving affect to the conflict of law principles thereof. Without prejudice to the ability of the Agent or any Fairborne Lender to enforce this Guarantee in any other proper jurisdiction, the Guarantor irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta, or any appellate court thereof, for the purposes of this Guarantee.

20. **Successors and Assigns**. The provisions of this Guarantee will be binding upon and enure to the benefit of the Agent and the Fairborne Lenders and their respective successors and assigns and will be binding upon the Guarantor and its successors. The Guarantor's obligations hereunder will not be assigned or delegated. The Agent or any Fairborne Lender may from time to time, and without notice to or the consent of the Guarantor, assign or transfer all or any of the Obligations or any interest therein in accordance with the Credit Documents and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, any such Obligation or part thereof so transferred or assigned will remain an "Obligation" for the purposes of this Guarantee and any immediate and successive assignee or transferee of any Obligation or any interest therein will, to the extent of the interest so assigned or transferred, be entitled to the benefit of, and the right to enforce, this Guarantee.

21. **Time**. Time will be of the essence in this Guarantee.

22. **Severability**. If any portion of this Guarantee or the application thereof to any circumstance will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Guarantee, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held

invalid or unenforceable, and the remainder of this Guarantee will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

23. **Notice**. All notices, demands, offers, consents and other instruments and communications to be made or given pursuant to this Guarantee will be in writing and may be made or given by personal delivery or by transmittal by telecopier or other electronic means of communication addressed to the respective parties as follows:

To the Agent for and on behalf of the Fairborne Lenders:

Royal Bank of Canada
Agency Services Group
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M53 2W7

Attention:	Manager, Agency
Facsimile:	(416) 842-4023

To the Guarantor:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
Suite 2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Telecopier:	(403) 290-7751
Attention:	V.P. Finance and Chief Financial Officer

or to such other address or telecopy number as any party may from time to time notify the other in accordance with this Section 23. Any notice, demand, offer, consent, instrument or other communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Banking Day will be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any notice, demand, offer, consent, instrument or other communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day will be conclusively deemed to have been made or given at 11:00 a.m. (Toronto time) on the first Banking Day following actual delivery or transmittal, as the case may be.

24. **Borrower's Financial Condition**. The Guarantor is fully aware of the financial condition of the Borrower and the other Material Subsidiaries.

25. **Negotiated Document**. This Guarantee is the result of negotiations between the Guarantor and the Agent and have been reviewed by counsel to the Guarantor and the

Agent and is the product of both the Guarantor and the Agent. Accordingly, this Guarantee is not to be construed against the Agent merely because of its involvement in this Guarantee's preparation.

26. **Interpretation**. The division of this Guarantee into sections and paragraphs, and the insertion of headings, is for convenience of reference only and will not affect the construction or interpretation of this Guarantee. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

When used in this Guarantee, the word "**including**" (or includes) means "**including (or includes) without limitation**".

27. **Receipt of Copy**. The Guarantor acknowledges receipt of an executed copy of this Guarantee. The Guarantor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty or otherwise) by reason of the failure of the Agent to deliver to the Guarantor a copy of any financing statement or any statement issued by any registry that confirms registration of a financing statement relating to this Guarantee.

28. **Liability of Trustee**. The parties hereto acknowledge that Computershare Trust Company of Canada ("**Computershare**") is entering into this agreement solely it its capacity as trustee of Fairborne Energy Trust (the "**Trust**") and the obligations of the Guarantor hereunder shall not be personally binding upon Computershare or any of the unitholders of the Trust and that any recourse against the Guarantor or any unitholder of the Trust in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005, as amended from time to time.

THIS GUARANTEE executed effective the 1st day of June, 2005.

FAIRBORNE ENERGY TRUST, by its trustee
Computershare Trust Company of Canada

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SCHEDULE M

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF NOTICE OF BORROWING

TO: **ROYAL BANK OF CANADA**, as Agent for the Lenders under the Credit Agreement.

Re: **FAIRBORNE ENERGY LTD.** Credit Agreement made as of June 1, 2005 between Fairborne Energy Ltd., the Lenders and RBC, as Agent for the Lenders (the "**Credit Agreement**").

1. THE DRAWDOWN DATE IS THE _____ DAY OF ___________, _____

2. Pursuant to Section 5.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Accommodations under the Extendible Revolving Loan be made available:

CANADIAN DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM
Canadian Prime Rate Loan	____________________	N/A
Bankers' Acceptances	____________________	____________

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM
Canadian Prime Rate Loan	____________________	N/A
Bankers' Acceptances	____________________	____________

3. **[If applicable]**. We hereby request that the Lenders purchase Bankers' Acceptances at the Discount Rate.

4. **[If applicable - when Lenders not purchasing Bankers' Acceptances]**. We will forward a confirmation of Borrowing by way of Bankers' Acceptance in the form of Schedule S to the Credit Agreement on the Drawdown Date.

5. We hereby represent and warrant that as at the date hereof, and as at the Drawdown Date, there exists no Default, Event of Default or Borrowing Base Shortfall and that each of the representations and warranties contained in Section 12.1 of the Credit Agreement is true and correct.

6. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated this ______ day of ________________, 20____.

FAIRBORNE ENERGY LTD.

By: ________________________________
Name:
Title:

SCHEDULE N

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF NOTICE OF ROLLOVER OR NOTICE OF CONVERSION

TO: **ROYAL BANK OF CANADA ("RBC")**, as Agent for the Lenders under the Credit Agreement

Re: **FAIRBORNE ENERGY LTD.** Credit Agreement made as of June 1, 2005 between Fairborne Energy Ltd., the Lenders and RBC, as Agent for the Lenders (the "**Credit Agreement**").

1. Pursuant to Section 5.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:

(a) rolling over part or all of the Accommodation made under the Extendible Revolving Loan described as:

Type of Accommodation: ______________________
*Principal Amount: ______________________
Date of Maturity: ______________________

into the same Accommodation made under the Extendible Revolving Loan
Date of Maturity: ______________________
*if only part of maturing Advance is rolled over, please indicate.

or;

(b) converting part or all of the Accommodation made under the Extendible Revolving Loan described as:

Type of Accommodation: ______________________
*Principal Amount: ______________________
Date of Maturity: ______________________

into an Accommodation made under the Extendible Revolving Loan described as:

*if only part of maturing Advance is converted, please indicate.

Type of Accommodation: ______________________
*Principal Amount: ______________________
Date of Maturity: ______________________

effective the ______ day of __________________, ______.

2. **[If applicable - when Lenders are not purchasing the Bankers' Acceptances]** We will forward a Confirmation of Borrowing by way of Bankers' Acceptances substantially in the form of Schedule S to the Credit Agreement on the date of Conversion or Rollover.

3. We hereby represent and warrant that as at the date hereof and as at the date of Rollover or Conversion there exists no Default or Event of Default.

4. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this day of ________________, ______at Calgary, Alberta.

FAIRBORNE ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE O

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

LIST OF SUBSIDIARIES AND INDEBTEDNESS

Subsidiaries of the Trust

Fairborne Energy Ltd.
Fairborne ExchangeCo Ltd.

Subsidiaries of the Borrower

988191 Alberta Ltd.
Pivotal Energy Ltd.
Case Resources Ltd.
Fairborne Production Partnership
Fairborne Pivotal Production Partnership

Borrower

Legal Name	Jurisdiction of Incorporation or Formation	Location of Chief Executive Office	Location of Business and Assets	Authorized Share Capital	Issued Share Capital
Fairborne Energy Ltd.	Alberta	Alberta	Alberta, British Columbia and Saskatchewan	Unlimited Common Shares	100 common shares issued to and owned by the Trust
				Unlimited Exchangeable Shares	Exchangeable shares issued to and owned by various persons

Material Subsidiaries

Material Subsidiary Legal Name	Jurisdiction of Incorporation or Formation	Location of Chief Executive Office	Location of Business and Assets	Authorized Share or Partnership Capital	Issued Share or Partnership Capital
988191 Alberta Ltd.	Alberta	Alberta	Alberta	Unlimited Common Shares	100% of outstanding common shares issued to and owned by Fairborne Energy Ltd.
Pivotal Energy Ltd.	Alberta	Alberta	Alberta	Unlimited Common Shares	100% of outstanding common shares issued to and owned by Fairborne Energy Ltd.

Material Subsidiary Legal Name	Jurisdiction of Incorporation or Formation	Location of Chief Executive Office	Location of Business and Assets	Authorized Share or Partnership Capital	Issued Share or Partnership Capital
Case Resources Inc.	Alberta	Alberta	Alberta	Unlimited Common Shares	100% of outstanding common shares issued to and owned by Fairborne Energy Ltd.
Fairborne Production Partnership	Alberta	Alberta	Alberta	Unlimited Partnership Units	2.6% of outstanding partnership units owned by 988191 Alberta Ltd. 97.4% of outstanding partnership units owned by Fairborne Energy Ltd.
Fairborne Pivotal Production Partnership	Alberta	Alberta	Alberta	Unlimited Partnership Units	16.5% of outstanding partnership units issued to and owned by Pivotal Energy Ltd. 11% of outstanding partnership units issued to and owned by Case Resources Inc. 50.3% of outstanding partnership units issued to and owned by Fairborne Energy Ltd. 22.2% of outstanding partnership units issued to and owned by Fairborne Production Partnership

SCHEDULE P

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF REQUEST FOR OFFER OF EXTENSION

TO: Royal Bank of Canada
Agency Services Group
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: Manager, Agency
Facsimile: (416) 842-4023

Dear Sirs:

Reference is made to the credit agreement made as of June 1, 2005 between Fairborne Energy Ltd. (the "**Borrower**"), the Lenders (as defined therein), and Royal Bank of Canada, as Agent (the "**Agent**") (as amended, supplemented, restated or replaced from time to time, the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Revolving Period for a further period of **[●] [not to exceed 364 days]** pursuant to Section 3.2(b) of the Credit Agreement.

As of the date hereof, there exists no Default or Event of Default except those set out below which have been expressly disclosed to and waived by the Lenders.

Yours very truly,

FAIRBORNE ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE Q

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF OIL AND GAS OWNERSHIP CERTIFICATE

TO: Royal Bank of Canada ("**RBC**"), as Agent

RE: Credit Agreement (the "**Credit Agreement**") dated June 1, 2005 between Fairborne Energy Ltd. (the "**Borrower**"), and RBC and those other financial institutions who are, or from time to time become, lenders thereunder (collectively, the "**Lenders**") and RBC, as agent for the Lenders (the "**Agent**")

The undersigned, ●, being the Vice President Finance and Chief Financial Officer of the Borrower, hereby certifies in such capacity for and on behalf of the Borrower, and not in any personal capacity and without assuming any personal liability whatsoever, as follows:

1. I have made or caused to be made due inquiries and review of all documents, correspondence and other material (the "**Title Enquiries**") relating to the hydrocarbons and lands or interests in lands (the "**Lands**") described in the report of Gilbert Laustsen Jung Associates Ltd. (the "**Engineering Report**") addressed to the Borrower and dated effective ●, 2004.

2. Based upon the Title Enquiries, I have no knowledge, information or belief that there exists any provision in any agreement, contract or document pertaining to the Lands which prevents the Borrower or any Material Subsidiary (collectively, the "**Fairborne Parties**") from granting security in the nature of a fixed or floating charge or security interest over such Lands to the Agent, for its own benefit and on behalf of the Lenders, or which would prevent the Agent from enforcing and realizing on such security in the event of a default thereunder other than the requirement to obtain the consent and waiver of a right of first refusal in the event of the sale of the Lands on the realization and enforcement of such security.

3. Based upon the Title Enquiries, to the best of my knowledge, information and belief, the Fairborne Parties are, effective the date hereof, possessed of and are beneficial owners of the respective working, royalty and other interests set forth in the Engineering Report with respect to the Lands, subject to any Permitted Encumbrances.

4. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, there is no default (by the Fairborne Parties or for which the Fairborne Parties are liable, including, without limitation, by any operation of the Lands) of payment of royalties in connection with the Lands, which have accrued due by reason of production since any royalty payment dates, as prescribed by statute or agreement, immediately preceding the date of this Certificate and no Fairborne Party nor any Person on behalf of a Fairborne Party (including, without limitation, any operator of the Lands) has received notice of default of any obligation imposed on it by any farmout, operating agreement or any other contract or agreement in respect of the Lands which, in any case, could reasonably be expected to have a Material Adverse Effect and, to the best of my

knowledge, information and belief, based on the due and reasonable enquiries, there is no default of any such obligation which could reasonably be expected to have a Material Adverse Effect.

5. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, the Lands are now free and clear of all Liens and adverse claims created by, through or under the Fairborne Parties, other than the Permitted Encumbrances, and no Fairborne Party nor any Person on behalf of a Fairborne Party (including, without limitation, any operator of the Lands) has received notice of any claim adverse to a Fairborne Party's working, royalty and other interests in the Lands and there are no Liens or adverse claims, other than the Permitted Encumbrances, which materially and adversely affect the title of any Fairborne Party to their respective interests in the Lands.

6. To the best of my knowledge, information and belief, based on the due and reasonable enquiries, there are at present no outstanding unfulfilled obligations being enforced under any lease or contract pertaining to the Lands and any Fairborne Party's working, royalty and other interests in the Lands are not subject to any contractual obligations or conditions, except those which are permitted under the Credit Agreement or which are accounted for in the Engineering Report which are reasonably expected to result in the diminishment or forfeiture of those working, royalty and other interests.

7. No Fairborne Party has assigned its share of production proceeds or other moneys due to it in respect of its working, royalty or other interests in the Lands to any party.

8. All of the working, royalty and other interests of the Fairborne Parties in respect of petroleum and natural gas rights described in the Engineering Report and evaluated by the Lenders in determining the Borrowing Base are accurately reflected in the Engineering Report in all material respects.

9. Capitalized words and phrases used herein and not otherwise defined herein have the meanings given to them in the Credit Agreement.

THIS CERTIFICATE executed at Calgary, Alberta effective the 1st day of June, 2005.

FAIRBORNE ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE R

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF TRUST SUBORDINATION AGREEMENT

This Subordination Agreement is entered into as of the 1st day of June, 2005,

AMONG:

ROYAL BANK OF CANADA, a Canadian chartered bank, as Agent for and on behalf of itself and the Fairborne Lenders (the "**Agent**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust formed in accordance with the Laws of Alberta (the "**Trust**")

- and -

FAIRBORNE ENERGY LTD., a body corporate amalgamated under the Laws of Alberta (the "**Debtor**")

PREAMBLE:

1. The Debtor has or may become indebted to the Agent and the Fairborne Lenders from time to time pursuant to or in connection with the Fairborne Lender Documents.

2. As a condition precedent to the Agent and the Fairborne Lenders entering into the Fairborne Lender Documents with the Debtor, the Agent requires the Subordinator to expressly subordinate the Subordinator Obligations to the Fairborne Lender Obligations.

3. The Agent, the Subordinator and the Debtor wish to set forth their agreements with respect to the subordination of the Subordinator Obligations to the Fairborne Lender Obligations and certain other matters arising from the Fairborne Lender Documents and the Subordinator Documents.

AGREEMENT:

In consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agent, the Subordinator and the Debtor hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Capitalized words and phrases used in this Subordination Agreement but not otherwise defined herein, will have the meanings attributed to them in the Credit Agreement. In addition, the following words and phrases will have the following meanings:

"**Credit Agreement**" means the Credit Agreement dated June 1, 2005 between the Debtor, the Agent and the Lenders, as the same may be amended, modified, varied, restated or replaced from time to time.

"**Fairborne Lenders**" means, collectively, the Lenders, the Operating Lender and the Swap Lenders and "**Fairborne Lender**" means any one of them.

"**Fairborne Lender Documents**" means the Credit Agreement, the Operating Loan Agreement, the Swap Documents, the Security, and all other agreements, certificates, instruments and all other documents delivered or to be delivered to or for the benefit of the Agent or the Fairborne Lenders pursuant thereto or in connection therewith.

"**Fairborne Lender Obligations**" means all present and future indebtedness, liabilities and obligations of the Debtor to the Agent or the Fairborne Lenders, or any of them, direct or indirect, joint or several, matured or unmatured, absolute or contingent, under or in respect of the Fairborne Lender Documents.

"**including**" means "including, without limitation".

"**Property**" means in respect of any Person, its present and future property, assets and undertaking, both real and personal, tangible and intangible.

"**Subordination Agreement**" means this Subordination Agreement, as the same may be amended, modified, supplemented, varied, restated or replaced from time to time.

"**Subordinator**" means, collectively, Fairborne Energy Trust and the Trustee in its capacity as trustee of the Trust under the Trust Indenture.

"**Subordinator Documents**" means the present and future debentures, promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, the Subordinated Notes, credit agreements, guarantees, certificates, instruments, notes, the Trust Indenture, the Note Indenture, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinator Obligations.

"**Subordinator Obligations**" means the present and future indebtedness, liabilities and obligations of the Debtor to the Subordinator, direct or indirect, absolute or contingent, joint or several, matured or unmatured, including under the Note Indenture and the Subordinated Notes.

"**Subordinator Proceeds**" means all present and future payments and Property received by the Subordinator from the Debtor in satisfaction of the Subordinator Obligations, including all deposits and investments made with such payments and Property, including all other proceeds thereof of whatsoever nature or kind.

"**Trustee**" means Computershare Trust Company of Canada.

"**Unitholders**" means the holders from time to time of one or more trust units of the Subordinator.

ARTICLE 2
ACKNOWLEDGEMENT OF FAIRBORNE LENDERS' PRIORITY

2.1 The Subordinator agrees that the Subordinator Obligations shall be fully subordinated and postponed as contemplated in this Subordination Agreement, to and in favour of the Fairborne Lender Obligations in all circumstances. The Agent for and on behalf of itself and the Fairborne Lenders shall have priority over the Subordinator in respect of all of the Property of every nature and kind now existing or hereafter acquired of the Debtor, to discharge and satisfy the Fairborne Lender Obligations, all in priority to any claim of the Subordinator.

2.2 The subordination of the Subordinator Obligations to the Fairborne Lender Obligations set out in this Subordination Agreement and the other provisions of this Subordination Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Agent for and on behalf of itself and the Fairborne Lenders and the subordination of the Subordinator Obligations shall not be affected by:

(a) the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Fairborne Lender Documents or the Subordinator Documents;

(b) the date or the order of the creation of the Fairborne Lender Obligations or the Subordinator Obligations;

(c) the time or order of any advance, giving of notice or the making of any demand under the Fairborne Lender Documents, the Fairborne Lender Obligations, the Subordinator Documents or the Subordinator Obligations;

(d) the taking of any collection, enforcement or realization proceedings by the Agent, the Fairborne Lenders or the Subordinator;

(e) any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Debtor or its Property, any judgment or order against the Debtor or the date of any of the foregoing;

(f) the giving or failure to give any notice, or the order of giving notice, to the Debtor;

(g) the failure to exercise any power or remedy reserved to the Agent, the Fairborne Lenders under the Fairborne Lender Documents or to insist upon strict compliance with any of the terms thereof;

(h) the failure by the Debtor to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinator Document, or any other agreement or document, regardless of any knowledge thereof which the Agent or the Fairborne Lenders may have or be deemed to have or with which the Agent or the Fairborne Lenders may be charged; and

(i) any other reason including any priority granted to the Subordinator, the Subordinator Documents or the Subordinator Obligations by any applicable principle of Law or equity.

2.3 If a default or an event of default occurs under any Fairborne Lender Document or if a demand is made by the Agent or any Fairborne Lender for the payment of any Fairborne Lender Obligations under any Fairborne Lender Document, the Debtor agrees that it will not make any further payments to the Subordinator in respect of any of the Subordinator Obligations until the earlier of: (i) the Agent has confirmed to the Debtor in writing that such default or event of default has been fully remedied, or (ii) all of the Fairborne Lender Obligations have been fully and finally paid, satisfied, performed and discharged.

2.4 Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Agent or a Fairborne Lender under this Subordination Agreement, upon a demand being made by the Agent or a Fairborne Lender for the payment of all or any part of the Fairborne Lender Obligations under the Fairborne Lender Documents and notice of such demand having been given to the Subordinator or upon the Agent giving a written notice to the Subordinator that a default or an event of default has occurred under any of the Fairborne Lender Documents, and notwithstanding any Subordinator Documents, the Subordinator shall hold in trust for the Agent and immediately pay over to the Agent, for and on behalf of itself and the Fairborne Lenders, all Subordinator Proceeds which it then holds (subject to Section 3.5(b)(iv) of the Credit Agreement) or it receives or holds at any time thereafter, and the Subordinator will not make any further distributions to the Unitholders until such time as the Agent has notified the Subordinator in writing that such default or event of default has been cured.

2.5 In the event of any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition, or any other process or proceeding having similar effect involving or affecting the Debtor or its Property or any marshalling of the assets and liabilities of the Debtor:

(a) the Agent and the Fairborne Lenders will be entitled to receive payment in full of the Fairborne Lender Obligations before the Subordinator will be entitled to receive any payment upon the Subordinator Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinator Obligations;

(b) any payment or distribution of any Property of the Debtor of any kind or character, whether in cash, securities or other Property, to which the Subordinator would be entitled, except for the provisions of this Section 2.5, shall be paid by the Person making such payment or distribution, whether a trustee in bankruptcy,

a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Agent, to the extent necessary to pay in full all Fairborne Lender Obligations; and

(c) notwithstanding the foregoing, if any payment or distribution of Property of the Debtor of any kind or character, whether in cash, securities or other Property, is, in the foregoing circumstances, received by the Subordinator before all Fairborne Lender Obligations are unconditionally and irrevocably paid in full, such payment or distribution shall be held in trust by the Subordinator for the benefit of and shall be paid over forthwith to the Agent, for and on behalf of itself and the Fairborne Lenders, for application to the payment of all Fairborne Lender Obligations remaining unpaid until all Fairborne Lender Obligations have been unconditionally and irrevocably paid in full.

ARTICLE 3
RIGHTS TO DEAL WITH DEBTOR

3.1 The Agent and the Fairborne Lenders shall be entitled to deal with the Debtor, the Fairborne Lender Documents and the Fairborne Lender Obligations as the Agent and the Fairborne Lenders may see fit without in any manner affecting the subordination of the Subordinator Obligations to the Fairborne Lender Obligations, and in particular, without limiting the generality of the foregoing, the Agent and the Fairborne Lenders may from time to time:

(a) grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Debtor;

(b) waive timely and strict compliance with or refrain from exercising any rights under the Fairborne Lender Documents or the Fairborne Lender Obligations; and

(c) take and give up Liens in the Property of the Debtor and release, amend, extend, supplement, restate, substitute or replace any of the Fairborne Lender Documents or the Fairborne Lender Obligations in whole or in part.

3.2 The Debtor hereby acknowledges and agrees to the subordination and postponement of the Subordinator Obligations to and in favour of the Fairborne Lender Obligations hereunder.

ARTICLE 4
ACTIONS BY THE SUBORDINATOR

4.1 The Subordinator shall not enforce any right or remedy against the Debtor by reason of a default by the Debtor under the Subordinator Documents unless the Subordinator provides 180 days prior written notice to the Agent of any such default and the intention of the Subordinator to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

4.2 None of the Subordinator or the Debtor shall at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the subordination and postponement contemplated hereby.

4.3 Neither the Agent nor any Fairborne Lender shall be prejudiced in its rights and remedies hereunder by any act or failure to act of the Subordinator or the Debtor, or any failure by the Subordinator or the Debtor to comply with any agreement or obligation, regardless of any knowledge thereof which the Agent and/or a Fairborne Lender may have or be deemed to have or with which the Agent or the Fairborne Lenders may be charged.

4.4 The Subordinator will not amend any of the Subordinator Documents in a manner that could reasonably be expected to materially prejudice the rights and interests of the Agent or any Fairborne Lender under the Fairborne Lender Documents, without the consent of the Agent. Without limiting the generality of the foregoing the Subordinator shall not take any Lien against any property of the Debtor or a Material Subsidiary without the prior written consent of the Agent.

4.5 The Subordinator will not sell, transfer, assign, negotiate, mortgage, charge, grant a Lien in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinator Documents or the Subordinator Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Subordinator under this Subordination Agreement.

ARTICLE 5
<u>MISCELLANEOUS</u>

5.1 Any notice required or permitted to be made under this Subordination Agreement may be served personally at or sent by facsimile transmission or ordinary mail to the applicable addresses and telecopy numbers set out below. Any notice given shall be deemed to have been received on actual receipt.

(a) If to the Agent:

Royal Bank of Canada
Agency Services Group
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency
Facsimile: (416) 842-4023

(b) If to the Subordinator:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: V.P. Finance and Chief Financial Officer
Fax No.: (403) 290-7751

(c) If to the Debtor:

Fairborne Energy Ltd.
2900, 605 - 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: V.P. Finance and Chief Financial Officer
Fax No.: (403) 290-7751

5.2 Each of the Subordinator and the Debtor shall, at the reasonable request of the Agent, and at the expense of the Debtor, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Subordination Agreement.

5.3 This Subordination Agreement shall enure to the benefit of and be binding upon the Agent, the Fairborne Lenders, the Subordinator and the Debtor and their respective successors and assigns. However, no consent or agreement of the Debtor shall be necessary to any amendment to the terms hereof by the Subordinator and the Agent.

5.4 The Debtor hereby acknowledges and agrees that this Subordination Agreement has been entered into for the sole benefit of the Agent, the Fairborne Lenders and the Subordinator.

5.5 The parties hereto acknowledge that the Trustee is entering into this Subordination Agreement solely in its capacity as trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Subordination Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

5.6 In case any of the provisions of this Subordination Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

5.7 No waiver of any provision of this Subordination Agreement, including, without limitation, this Section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by duly authorized representatives of the party purported to have given such waiver and then only for the particular instance for which it is so given.

5.8 This Subordination Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

5.9 This Subordination Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Subordination Agreement as of the date first above written.

ROYAL BANK OF CANADA, as Agent

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

FAIRBORNE ENERGY LTD.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of **FAIRBORNE ENERGY TRUST**

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SCHEDULE S

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

CONFIRMATION OF BORROWING BY WAY OF BANKERS' ACCEPTANCE

TO: **ROYAL BANK OF CANADA**, as Agent for the Lenders under the Credit Agreement.

Re: **FAIRBORNE ENERGY LTD.** Credit Agreement made as of June 1, 2005 between Fairborne Energy Ltd., the Lenders and RBC, as Agent for the Lenders (the **"Credit Agreement"**).

Capitalized terms used herein have the same meaning as in the Credit Agreement.

1. Pursuant to Section 9.2(b) of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value ____________, 20____. Each should be dated so as to mature on ____________, 20____, resulting in a term of ____[months]. We confirm the Borrower will be marketing such Bankers' Acceptances itself. Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

2. We hereby represent and warrant that as at the date hereof there exists no Default, Event of Default or Borrowing Base Shortfall and that each of the representations and warranties contained in Section 12.1 of the Credit Agreement is true and correct.

DATED the ______ day of __________________, 20____.

FAIRBORNE ENERGY LTD.

By: ________________________________
Name:
Title:

Exhibit I to Notice of Borrowing by Way of Bankers' Acceptances

CONFIRMATION OP BANKERS' ACCEPTANCES FUNDING DETAILS Date: ____________

Further to the Notice of Borrowing dated ____________, we hereby confirm the following including details of Bankers' Acceptances for the period ____________ to ____________.

Name of Lender	[●]	[●]	[●]	[●]
Amount				
BA Rate				
Price				
Discounted Proceeds				
Margin (Acceptance Fee)				
Net Proceeds				
Broker Name/Location				
Split				

FAIRBORNE ENERGY LTD.

By: ____________
Name
Title

Confirmation to Lenders

Date:

To: Each Lender

Dear Sir:

We refer to the Credit Agreement dated as of June 1, 2005 between Fairborne Energy Ltd., as Borrower, and a syndicate of Lenders with ROYAL BANK OF CANADA, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with subsection 9.3(a) of the Credit Agreement, we confirm our instructions regarding the issuance of Bankers' Acceptances as follows.

1. Bankers' Acceptances to be accepted by you are as follows:

Quantity	Face Amount	Discounted Proceeds	Acceptance Fees	Net

2. The total face amount of Bankers' Acceptances accepted by you is Cdn $__________. Each should be dated so as to mature on ________________, 20____, resulting in a term of ______ days.

3. **[For value ________________, 20____, please remit Cdn $__________ to the Agent.]**

Yours truly,

ROYAL BANK OF CANADA, as Agent

By: ________________________
Name:
Title:

SCHEDULE T

FAIRBORNE ENERGY LTD.
CREDIT AGREEMENT
DATED JUNE 1, 2005

FORM OF BORROWING BASE CERTIFICATE

Date:

Fairborne Energy Ltd.
2900, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: V.P. Finance and Chief Financial Officer

Dear Sirs:

We refer to the Credit Agreement dated as June 1, 2005 between Fairborne Energy Ltd. as Borrower and a syndicate of Lenders with Royal Bank of Canada as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We refer to Section 3.12 of the Credit Agreement with respect to the determination of the Borrowing Base.

We confirm that, effective ________________, 20____:

1. The amount of the Borrowing Base is Cdn $______________;

2. Subject to the provisions of the Credit Agreement, the amount of the Borrowing Base referred to above shall be in effect for the period commencing ________________, 20____ and ending ________________, 20____.

3. **[The Oil and Gas Properties used in the determination of the Borrowing Base are the oil and gas properties referred to in the Engineering Report of ______________________ dated ________________, 20____, excluding the oil and gas properties (if any) described in Schedule "A" attached to this letter.]**

Yours very truly,

ROYAL BANK OF CANADA

By: ________________________________
Name:
Title: